Form 20-F
period 1999-12-31
TOWNPAGESNET COM PLC
filed 2000-04-19
CIK 1078749

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

(MARK ONE)
[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR
[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-14957

                              TOWNPAGESNET.COM PLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ENGLAND AND WALES
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                11 MARKET SQUARE
                                ALTON, HAMPSHIRE
                        ENGLAND GU34 1HD UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                           NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                            ON WHICH REGISTERED
             -------------------                           ---------------------
ORDINARY SHARES, NOMINAL VALUE L0.01p PER                 AMERICAN STOCK EXCHANGE
  SHARE,
  REPRESENTED BY AMERICAN DEPOSITARY SHARES
  EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

  ORDINARY SHARES, NOMINAL VALUE L0.01p PER                      9,583,936
                    SHARE,

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow. [ ] Item 17 [X] Item 18

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              TOWNPAGESNET.COM PLC

                           ANNUAL REPORT ON FORM 20-F
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PART I......................................................    3
  Item 1.  Description of Business..........................    3
     Overview...............................................    3
     Town Pages UK Limited..................................    3
       Growth Strategy and Business Model...................    5
       Products and Services................................    7
       Recent Developments..................................   10
       Strategic Relationships..............................   12
       Planned United Kingdom Roll-Out of TownPages.........   13
       Sales and Marketing..................................   13
       Operations and Infrastructure........................   14
       Competition..........................................   16
       Intellectual Property................................   18
     WWW.CO.UK Limited......................................   20
     Morbria Limited........................................   22
     Buyersguide Limited....................................   25
     Research Sales, Inc. (d/b/a Rasmussen Research) .......   27
     Government Regulation..................................   30
     Insurance..............................................   31
     Employees..............................................   31
     Cautionary Notice Regarding Forward-Looking
      Statements............................................   31
     Risk Factors...........................................   32
  Item 2.  Description of Property..........................   42
  Item 3.  Legal Proceedings................................   43
  Item 4.  Control of Registrant............................   43
  Item 5.  Nature of Trading Market.........................   44
     Market Information.....................................   44
     Dividend Information...................................   44
     Registrar, Transfer Agent and Depositary...............   44
  Item 6.  Exchange Controls and Other Limitations Affecting
           Security Holders.................................   44
  Item 7.  Taxation.........................................   45
     Taxation of Dividends..................................   45
     Taxation of Capital Gains..............................   46
     Passive Foreign Investment Company Considerations......   47
     United Kingtom Inheritance Tax.........................   47
     United States Gift and Estate Taxes....................   48
     United Kingdom Stamp Duty ("SD") and Stamp Duty Reserve
      Tax ("SDRT")..........................................   48
     Backup Withholding and Information Reporting...........   48
  Item 8.  Selected Financial Data..........................   50

                                                              PAGE
                                                              ----
  Item 9.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations..............   51
     Overview...............................................   51
     Results of Operations..................................   52
     Revenues...............................................   53
     Cost of Revenues.......................................   53
     Operating Expenses.....................................   54
     Revenues...............................................   55
     Costs of Revenues......................................   56
     Operating Expenses.....................................   56
     Liquidity and Capital Resources........................   57
     Effects of the Euro....................................   58
  Item 9A.  Quantitative and Qualitative Disclosures about
            Market Risk.....................................   58
  Item 10.  Directors and Officers of the Registrant........   59
     Executive Officers and Directors.......................   59
     Background Information Concerning Executive Officers
      and Directors.........................................   59
     Background Information Concerning Certain Key
      Employees.............................................   61
  Item 11.  Compensation of Directors and Officers..........   62
     Compensation of Directors for Attendance at Meetings...   62
     Directors' Interests...................................   62
     Executive Compensation.................................   62
     Employment Agreements..................................   62
  Item 12.  Options to Purchase Securities from Registrant
            or Subsidiaries.................................   63
  Item 13.  Interest of Management in Certain
            Transactions....................................   63
PART II.....................................................   64
  Item 14.  Description of Securities to be Registered......   64
PART III....................................................   64
  Item 15.  Defaults Upon Senior Securities.................   64
  Item 16.  Changes in Securities and Changes in Security
            for Registered Securities and Use of Proceeds...   64
PART IV.....................................................   65
  Item 17.  Financial Statements............................   65
  Item 18.  Financial Statements............................   65
  Item 19.  Financial Statements and Exhibits...............   65
Signatures..................................................

Solely for your convenience, certain US dollar amounts in this Report have been translated from pounds sterling at the December 31, 1999 noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York of L1.00 = $1.6150.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

OVERVIEW

     We are the holding company of the following subsidiaries: Town Pages UK Limited (formerly known as Town Pages Limited), WWW.CO.UK Limited, Morbria Limited, Buyersguide Limited (formerly known as Bowden Publishing), and Research Sales, Inc. (d/b/a Rasmussen Research).

     We were incorporated in England and Wales on July 31, 1998 under the name Town Pages Holdings plc. We acquired all of the share capital of Town Pages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999. Town Pages UK Limited was incorporated on November 5, 1995. All references to operations and financial condition for all fiscal periods prior to December 15, 1998 are to the operations and financial condition of Town Pages UK Limited.

     Our primary subsidiary, Town Pages UK Limited, provides new media related services to both consumers and businesses. Its business is divided into four segments: the TownPages information service which provides comprehensive, up-to-date, locally-focused information about specified towns and cities in the United Kingdom; the Town Pages touch-screen kiosks; Web Channels and Web site design services; and business-to-business new media services.

     Since our initial public offering on May 5, 1999, we have completed four acquisitions of companies we believe present significant opportunities in addition to offering technologies and/or expertise complementary to our business. The first three acquisitions were of UK companies. The fourth company acquired is a US company.

     In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service. This was followed in September by the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Web site design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel.

     In October 1999, we acquired Buyersguide Limited, an Internet-based business-to-government company. The following month, we acquired Research Sales, Inc. Research Sales is a polling and market research company. Our kiosks and Web site provide additional opportunities for data collection for the Research Sales, Inc. Portrait of America Web site. We also intend to develop a Portrait of the UK Web site with Research Sales that would in turn provide additional content for our TownPages information service.

TOWN PAGES UK LIMITED

     Town Pages UK Limited is the primary subsidiary through which we conduct our business of providing new media related services to both consumers and businesses. The business of TownPages UK Limited has four inter-related segments: the TownPages information service, touch-screen kiosks, Web channels/Web design services and business-to-business new media services.

     We had intended to roll out approximately 3,450 free-to-use public information kiosks throughout the United Kingdom by striking partnerships with UK local governments or councils to offer their communities a number of free kiosks with free Internet access. We expected that UK government initiatives as well as anticipated strong growth in demand for Internet access to facilitate e-commerce would cause local governments in the United Kingdom to cooperate with our expansion plans. Our business plan contemplated that our main revenue stream would be generated through local advertising via the kiosks, and that once the roll-out program reached critical mass, the local advertising would be largely replaced by more lucrative national advertising contracts.

     We have decided to change the business strategy of Town Pages UK Limited because we are disappointed with the reception of our kiosk roll-out program. We believe that the slower than expected development of e-commerce in the United Kingdom, coupled with the introduction of free Internet service providers such as Freeserve and Altavista, have diminished the pressure on local governments to cooperate with our plans, thereby delaying our roll-out program. Consequently, we do not expect that sales revenues from our kiosks will meet our targets.

     In view of these conditions, as well as the increased prospect of competition from other companies with the passage of time, we have revised our approach to the roll-out of kiosks in terms of both the manner in which we assess the numbers of kiosks to be installed in any given area and in the targeting of suitable locations. We will focus on targeting cities and larger towns at this time because we believe that there is more receptivity to kiosks in those locales. In addition, we will install additional kiosks only where we believe that there are easily identifiable revenue opportunities which will support the costs of installing and maintaining the kiosks. In this connection, we will seek agreements with businesses, principally national businesses, to share the cost of installing and maintaining kiosks in return for co-branding the kiosks. These steps will limit the number of kiosks that will be installed in the foreseeable future to several hundred kiosks.

     We continue to be committed to the TownPages concept, however, and believe that a recent upturn in commercial and government interest in kiosks eventually will improve the climate for a broader roll-out of our kiosks. In the meantime, we intend to concentrate on expanding the revenue opportunities that we believe are available through TownPages's information service, our Web channels/Web design services, and our business-to-business new media services.

THE TOWNPAGES INFORMATION SERVICE. Town Pages UK Limited produces and delivers TownPages, an Internet-based interactive service designed to provide comprehensive, up-to-date locally-focused information about specified towns and cities in the United Kingdom. The service is accessible through standard Internet connections to the TownPages Web site at www.townpages.co.uk, and through our free-to-use touch-screen public information point kiosks.

     As users spend more time on the Web, our management believes they are increasingly seeking information about local events, places of interest, shopping, and other information regarding the communities where they spend most of their time and money. Our management believes that many businesses, in turn, are seeking cost-effective means to target advertising and direct marketing efforts based on demographic characteristics, specific interests, and geographic locations.

     TownPages provides comprehensive, up-to-date information about covered localities in a graphically pleasing format. Consumers can readily access TownPages to make targeted searches of all of the content on the TownPages site. TownPages users can obtain comprehensive, locally-focused information about governmental departments and services, tourist attractions, hotels, restaurants, shopping, real estate listings, employment opportunities, arts and entertainment events, community activities, recreation, businesses, professional services, and local news, sports and weather. Interactive services currently include Message Boards, free email and virtual postcards.

     TOWNPAGES KIOSKS. The kiosks are a useful means of disseminating the TownPages service that sets us apart from many other current United Kingdom providers of Internet-based community information services. Our kiosks are free-to-use. We believe our kiosks constitute one of the most advanced Web-based, Wide Area Networks in the UK.

     To enhance the TownPages brand and establish a leading market position, we have installed and plan to install our touch-screen public information point kiosks at strategic locations in designated cities and large towns throughout the United Kingdom where visitors are likely to desire information about local services or events, such as airports, supermarkets, shopping centers, bus and railroad stations, colleges, libraries, and tourist information centers.

     Each kiosk offers users the same access to TownPages information and services as is available through standard Internet connections. However, a kiosk user is restricted to the TownPages information service and associated permitted Web sites including those of our business and government customers and, therefore, will not be able to freely "surf" the Web in public places.

     We began offering the TownPages service on a commercial basis in June 1998, after installing seven touch-screen kiosks in Winchester, England in late May 1998. As of February 29, 2000, 87 TownPages touch-screen kiosks were installed and operating in various locations throughout the United Kingdom. By the end of July 2000, we plan to install approximately 200 additional free-of-charge kiosks in key towns and cities in the United Kingdom, and across two of the UK's main railway networks.

     Town Pages UK Limited has entered agreements with the local authorities of a number of key cities for the installation of kiosks. These cities include Edinburgh, the capital of Scotland (50 kiosks); Belfast, the capital of Northern Ireland (30 kiosks); Southampton, a large city in England (18 kiosks); and several major London Boroughs/ Councils (minimum 28 kiosks).

     Town Pages UK Limited has also entered an agreement with one UK rail company -- Connex South Central (approximated 30 kiosks) and received a letter of intent from Virgin Rail (approximated 12 kiosks), to make our free-access locally-focused information service available across the UK's railway network, from Southern England to Scotland. These agreements represent the first of a new type of arrangement for our kiosks with commercial third parties which we are now aggressively pursuing, providing us a high-profile base from which to market our services.

     We intend to develop ticketing facilities for the kiosks to provide the opportunity for additional revenue streams; and credit card readers, to facilitate greater transactional capabilities. In addition, we aim to offer consultancy services to interested, not-competitive organizations and to explore alternative uses for kiosks including the incorporation of new technologies, such as wireless data transmission facilities.

     WEB CHANNELS/WEB SITE DESIGN SERVICES. Town Pages UK Limited services include an integrated business-to-business Web channel development program on a contract basis, enabling larger businesses to enter the e-commerce marketplace and, where applicable, to have a vertical channel exclusively on our TownPages service. We intend to enter e-commerce revenue sharing and joint venture arrangements with vertical channels.

     Town Pages UK Limited has signed contracts for 24 national e-commerce vertical web channels as of December 31, 1999, with a combined contract value of approximately L13.25 million ($21.4 million), compared to four contracts as of December 31, 1998 with a combined contract value of approximately L2.85 million ($4.6 million).

     BUSINESS-TO-BUSINESS NEW MEDIA SERVICES. TownPages UK Limited business-to-business segment also includes a Web site solution operation, providing front-end and back-end solutions, particularly for medium to large businesses. Web site solutions range from the design and implementation of a simple Web site presence for businesses, through to back-end solutions, allowing businesses to integrate their off-line business processes with their online processes. High profile Web sites designed by TownPages during 1999 include www.lec.co.uk (Lec Refrigeration), www.windsor-horse-trials.co.uk (Windsor Horse Trials) and www.powercords.co.uk (IDC Plugs). TownPages won 5th place in the PC Format Top Ten Web sites awards in February 1999 for the design of the IDC Plugs site. PC Format is one of the UK's leading new media monthly publications.

GROWTH STRATEGY AND BUSINESS MODEL

     Town Pages UK Limited operates the TownPages information service. We aim to develop the TownPages information service into the United Kingdom's premier branded provider of information, and interactive and e-commerce services on the Internet and other new media platforms. We plan to generate revenues through commissions charged to businesses for facilitating consumer e-commerce transactions, through advertising, sponsorship and other similar activities. Our business-to-business services will also continue to generate revenues through the provision of Web site solutions and other offerings. We further intend to:

     - EXPAND OUR STRATEGIC PARTNERSHIPS WITH INFORMATION PROVIDERS. We intend to continue to seek additional content, further establish and strengthen the TownPages brand, and achieve improved access to, and increased traffic on, the TownPages information service, through alliances with other information providers and the development of end-user applications.

     - CONTINUE TO BUILD STRATEGIC RELATIONSHIPS WITH OTHER BUSINESSES. We will continue to build and seek additional strategic and other relationships with local and national businesses to increase revenues, add content, generate additional traffic, and validate and strengthen the TownPages brand.

     - CONTINUALLY ENHANCE TOWNPAGES' FUNCTIONALITY AND PERFORMANCE. We intend to continually upgrade our software and systems and user interfaces to take advantage of developing Internet and emerging information technology delivery capabilities. Our objective is to anticipate customers' needs and provide fast, effective services in an attractive, easy-to-use format.

     - CONTINUALLY SEEK ADDITIONAL MEANS FOR PROVIDING ACCESS TO AND DISSEMINATING THE TOWNPAGES INFORMATION SERVICE. Town Pages UK Limited is continually investigating additional platforms through which to make its online interactive service available to the public, including mobile phones and digital television channels, among others.

     - ROLL OUT THE TOWNPAGES KIOSK SERVICE. We intend to roll out the TownPages touch-screen kiosk service in key cities across the United Kingdom, covering the four major metropolitan centers in the United Kingdom within the next 12 months. We may also explore opportunities in other appropriate markets in Europe and elsewhere in the future. We currently have 87 kiosks in place in locations across the UK, including leading supermarket chains, railway stations and other key venues.

     - BENEFIT FROM THE EXCLUSIVE INFORMATION SERVICE ARRANGEMENTS WE HAVE STRUCK WITH LOCAL GOVERNMENT AND COMMERCIAL "PARTNERS" IN THE UNITED KINGDOM AND TO STRIKE PAID-FOR KIOSK ARRANGEMENTS WITH SIMILAR "PARTNERS" IN THE FUTURE. We intend to fulfill agreements for the free-of-charge provision of touch-screen kiosks which Town Pages UK Limited has entered into to date, but to limit the total free-of-charge installation of TownPages kiosks to approximately 400. We further intend that all newly negotiated kiosk installation agreements will be based on a "break-even" basis or better to include the recovery of annual running and maintenance costs incurred by the kiosks. A limited number of exceptions may be made for kiosk locations which have an inherent prestige or public relations value. We intend to continue to pursue revenue-generating kiosk deals of this nature with commercial third parties, but do not intend to actively seek to enter into further arrangements with local government authorities, unless they too have inherent revenue generating potential.

     - EXPLOIT OUR TECHNICAL AND CREATIVE EXPERIENCE THROUGH CONSULTANCY. Town Pages UK Limited has considerable technical and creative expertise in kiosk networking, kiosk interface and content provision, and the development of Web sites for third parties. We intend to utilize our considerable knowledge offering our expertise on a consultancy basis including providing electronic and mobile commerce consultancy services.

     - PURSUE ADDITIONAL REVENUE-GENERATING ACTIVITIES, INCLUDING EXPANDED FOCUS ON E-COMMERCE. We plan to expand our revenue sources as opportunities present themselves to use the TownPages information service as a platform for taking advantage of commercial opportunities on the Internet and other new media.

     - DEVELOP ADDITIONAL BUSINESS-TO-BUSINESS SERVICES. We intend to provide comprehensive new media solutions for small, medium and large businesses in the UK. Businesses will be able to select the specific level and type of solution they require, from design through to system integration and hosting. This expanded range of services is likely to afford us a range of opportunities for cross-selling and upselling services to client accounts.

     - DEVELOP A DATA CENTER. Town Pages UK Limited is nearing completion of a new data center to host our Web site. We plan to invest L1.5-L2 million in the development of the data center. This additional infrastructure will enable Town Pages to operate a large number of its own and third party Web sites.

     - DEVELOPMENT OF NEW MEDIA PLATFORMS. We have gained significant experience in the identification, assessment, utilization and deployment of advanced technologies. It is our intention to maintain this position and develop commercial applications for third parties.

     - DIGITAL TV AND THE NATIONAL CHANNELS. A number of the national channels are targeted at the consumer market, which makes Digital TV a prime platform for their dissemination. We aim to ensure that any relevant national channel is displayed through this medium, as it proves itself as a mass media platform in the UK.

     - ESTABLISH WIRELESS DATA TRANSMISSION TECHNOLOGY TRIALS. We believe that wireless transmission technology (not limited to mobile phones) will play a major part in future data communication. It is our intention to begin trials of this new technology within the next year.

PRODUCTS AND SERVICES

  The TownPages Information Service

     The TownPages home page is the first page viewed by users of our Web site (www.townpages.co.uk) and kiosks. Our Web site offers users locally-focused information on UK towns and cities, as well as national (UK-wide) channels covering subjects such as government, travel, recruitment and property. Other sections accessible from the home page include our free e-mail service, kids pages, TV listings, a virtual postcards service, a site index and a corporate news section. The look and feel of our site has been designed to be easy to use, both for users accessing TownPages via standard connections to the Internet and for those using our touch-screen public information point kiosks.

     Local information services. The "Go Local" section of our Web site allows users to select a particular town or city destination. The TownPages home page for that town or city or the nearest covered community then appears on screen. These town and city home pages are the primary point of entry to all of the TownPages information services pertaining to the user's chosen "destination". Once the user has reached the home page of their chosen "destination", they are offered a number of options which give them access to further information about that locality. The amount of information offered under these options varies from locality to locality, but typically includes a history of the area, community information, jobs, a message board, tourism information, leisure information, news and real estate listings. The "local home page" also announces various community events, such as art exhibitions, special events and performances. These sections usually offer a combination of content generated by Town Pages and links through to sites which provide comprehensive information and services, using an interactive, graphical user interface.

     Examples of the type of information typically found under some of our key categories are:

     - LEISURE: Local leisure options, organized alphabetically within the following categories: "Food and Drink", "Sports", "Arts" and "Entertainments".
     - PROPERTY:  Real estate listings.
     - COMMUNITY: Information concerning various local services and community organizations; information concerning local medical services (under "Health"); local educational institutions, from pre-school through to post-graduate (under "Education"); information on community organizations, club, hobby and special interest groups (under "Societies"); and information concerning governmental officials, departments and services (under "Councils").
     - TOURISM:  Local "History", "Maps", "Hotels" and "Places of Interest".
     - JOBS:  Employment listings.
     - KIOSK INFORMATION: Information on the TownPages touch-screen public information point kiosks nearest to the user.
     - KID'S PAGES:  Games and other fun activities.

  National information services. The "Go National" section of our Web site currently includes the following sections (among many others):

     - Cars
     - Government
     - Property
     - Recruitment
     - Travel
     - Entertainment
     - Message Boards
     - Rail Timetables
     - Sports
     - Weather

     These sections typically provide links through to a series of Web sites researched and approved by Town Pages which offer information relating to the category title.

  Business-to-Business New Media Services

     Town Pages UK Limited offers a complete Web site development service for businesses, including the provision of front-end and back-end solutions for small, medium and large businesses. Web site solutions range from the design and implementation of a simple templated Web site presence for businesses, through to full bespoke back-end solutions, allowing businesses to fully integrate their off-line business processes with their online processes.

     Town Pages also offers other business-to-business new media services, such as Web site hosting, Web site domain name registration, the submission of Web sites to search engines and e-commerce and consultancy services. Town Pages intends to expand its consultancy offering during the course of 2000.

  Differentiated Presence on the Web For Local and Regional Businesses and Organizations

     We create and maintain Web sites on the TownPages information service for businesses, governmental agencies, and other commercial third parties. TownPages aggregates the Web sites in our locally-focused, comprehensive town and city guide environment. By aggregating a customer's Web site with those of numerous other businesses in a comprehensive branded local town and city guide, TownPages provides topical and geographic context to a customer's Web presence in an effort to help generate significant Internet traffic. Our management believes that TownPages offers clients the opportunity to reach and interact with targeted audiences in a cost-effective manner.

     Where applicable, we list certain basic contact information for businesses, local governments and other commercial third parties. However, we also offer subscribers integrated solutions, for a fee, to establish attractive, customized, multi-page Web sites including design, layout, photography, posting of updated information, hosting and maintenance. Businesses and organizations purchasing our Web site solutions are able to provide a targeted audience up-to-date information about their products and services, including photographs, prices, store location, schedules of live entertainment, specials or sales and other relevant information.

  Expansion into E-Commerce and Other Services from the TownPages Platform

     We plan to offer electronic commerce functionality and other innovative features to allow businesses to better serve consumers through the Internet and our touch-screen public information point kiosks. Services that we intend to seek to offer in the future include online purchase and payment for goods and services, online ticketing, reservations, sales events notifications, electronic coupons, newsletters and other transactions. These types of services will offer us the opportunity to further attract both consumers and businesses to our sites and to derive revenues through increased fees from businesses for additional services and potentially from online product sales.

     The following table summarizes our products and services, and prices as of April 11, 2000 (excluding VAT). All prices are approximate and are subject to change, and design charges may vary.

BANNERS -- graphical advertising banners with links to advertiser's content.

                 SERVICE                          AREA OF SITE               COST
                 -------                          ------------               ----
TIER 1 -- TOP LEVEL SECTION
  Banner -- top of page (468x60 pixels)    Introduction Page           L1,000 per month
                                           Home Page
                                           Specific Channel Home Page
  Banner -- bottom of page (468x60                                     L600 per month
     pixels)
  Banner -- Side of page (290x60 pixels)                               L200 per month
TIER 2 -- REGIONAL SECTION
  Banner -- top of page (468x60 pixels)    Regional Home Page          L600 per month
                                           Town Home Page
  Banner -- bottom of page (468x60                                     L400 per month
     pixels)
  Banner -- Side of page (290x60 pixels)                               L200 per month

WEB SITE DESIGN & PROGRAMMING COSTS

                          SERVICE                                       COST
                          -------                                       ----
SIMPLE WEB SITE DESIGN -- HTML HIERARCHICAL OR TEMPLATED
  Initial Home Page                                           L250
  Additional Pages                                            L100 per page
SMALL-MEDIUM SIZE BESPOKE WEB SITES -- PROGRAMMED/E-COMMERCE
  ELEMENTS
  Consultancy                                                 L1,000 per person per day
  Programming/Database Development                            L750 per person per day
  Design                                                      L500 per person per day

WEB SITE/DATABASE HOSTING PRICES

                          SERVICE                                         COST
                          -------                                         ----
Simple Web site Hosting (Up to 10 Megabyte storage, Up to     L100 per annum
  1.5 Gigabytes per Calendar Month Bandwidth Usage) on a
  single server (No failover)
Additional to above to provide failover server to give full   L40 per annum
  resilience
Additional Web site space                                     L10 per 10 Megabyte per annum
Additional Database space                                     L30 per 10 Megabyte per annum
Bandwidth Usage in excess of 1.5 Gigabyte per calendar month  L80 per 1 Gigabyte per month per Gigabyte
Data Driven Web site (Intelligent web site based on a         L400 per annum
  database)
  Per DataBase Table

WEB SITE FUNCTIONAL ELEMENTS

                         SERVICE                            INITIAL SETUP     PER ANNUM
                         -------                            -------------     ---------
E-COMMERCE
  Payment Processing, Shopping Trolley, Storefront, etc.        L5000       L2,000
  Shopping Mall -- per mini-storefront, additional to                       L300 per store
     above
  Business Card facility (non e-Commerce enabled)              L3,000       L600
  Customer Auction Facility                                    L3,000       L600
MISCELLANEOUS
  Customer Gift List                                           L3,000       L600
  Customer Feedback                                              L500       L100
  Content Personalisation                                      L5,000       L1,000
  Customer Feedback                                              L300       L100
  Weather Forecast Service                                     L2,000       L500
  Message Board & Discussion Forms                             L1,000       L200
  News Ticker                                                    L600       L100
  Electronic Postcard Service                                  L1,000       L200

RECENT DEVELOPMENTS

  Revised Business Strategy of Town Pages UK Limited

     As previously noted, we have revised our approach to the roll-out of kiosks in terms of both the manner in which we assess the numbers of kiosks to be installed in any given area and in the targeting of suitable locations. We intend to fulfill agreements to install free-of-charge kiosks entered into to date, but to limit the total amount of kiosks installed free-of-charge to approximately 400 kiosks. Future kiosk installation will be based upon reaching agreements with national businesses, which agreements would provide for the sharing of installation and maintenance costs related to the kiosks. A limited number of exceptions may be made for kiosk locations which have an inherent prestige or public relations value. We do not intend to enter into further arrangements with local governments or councils unless there is revenue generating potential.

     As a result of this change in Town Pages UK Limited strategy, we plan on renegotiating our contract with NCR Limited for the purchase of kiosks. The NCR contract provides for a penalty in the event we do not fulfill our complete order of kiosks. We may be assessed a penalty of up to (pounds sterling) 600,000 ($969,000) depending upon the total amount of kiosks we purchase.

  Resignation of our Chief Executive Officer; Replacement

     In April 2000, Stephen A. Hall, our Chief Executive Officer, resigned from office. Mr. Hall has been replaced by Robert Bradshaw as Interim Chief Executive Officer.

  Acquisition of WWW.CO.UK Limited

     On July 19, 1999, we completed the acquisition of all of the outstanding capital stock of each of WWW.CO.UK Limited, Summerfields Publishing Limited, Feature Boards Ltd. and the Platinum Club Limited, all companies under common control and all English corporations. In exchange for the shares of those companies, we paid HCC Holdings Limited, a Bahamian corporation, (pounds sterling) 1.5 million (approximately $2.4 million) in cash and issued 488,281 of our ordinary shares to HCC. In addition, we agreed to pay HCC earn-out payments of up to L250,000 (approximately $400,000) in the event certain fiscal 1999 and 2000 goals are met by the acquired companies. In connection with the acquisition, we granted HCC certain rights to register the 488,281 ordinary shares issued to HCC under the United States Securities Act of 1933. We have not yet filed a registration statement registering those shares, and as a result, we have paid HCC (pounds sterling) 225,000 ($363,000) in the form of a loan which is to be repaid to us upon the registration of such shares.

     Under the terms of the purchase agreement, at such time as the acquired companies receive an aggregate of L1,275,000 in revenues from two franchise agreements with Stateliner Limited and Hyde & Partners, we agreed to extend HCC Holdings a 4% non-recourse loan in the amount of L1,275,000 ($2,059,000). This loan is to be repaid out of proceeds received by HCC Holdings upon the sale of our ordinary shares.

  Acquisition of Morbria Limited

     On September 24, 1999, we completed the acquisition of 100% of the capital stock of Morbria Limited, and its wholly-owned subsidiaries, The Graphic Palette Company (Manchester) Limited, and Review Marketing and Advertising Limited, and the 75%-owned subsidiary of Review Marketing, Centrix Communications Limited, all English corporations.

     The shares were acquired from Glen UK Holdings Limited, an English corporation, and Robert Paul Dillon. Glen UK Holdings Limited, the majority stockholder of Morbria, is an investment company owned by Kevin R. Leech, the majority stockholder and a director of TownPagesNet.com plc.

     In consideration for the shares in Morbria, we delivered to the sellers an aggregate of 857,972 of our ordinary shares, valued at L3,379,888 (approximately $5,500,000). The calculation of the number of our shares issued was based on a price of $6.50 per share, representing a 20% discount of the closing price per share of our American Depositary Shares or ADSs on the American Stock Exchange on September 23, 1999. The share value was discounted due to the fact that the shares issued are restricted and the sellers were not granted registration rights with respect to such shares. In connection with the acquisition, we also repaid a loan in the amount of approximately L1,700,000 ($2,746,000) on behalf of Morbria.

     In addition, we agreed to pay to the sellers a contingent consideration within 90 days after the end of each of Morbria's fiscal years ending March 31, 2000 and March 31, 2001, in the event that the aggregate turnover or sales revenues of Morbria and its subsidiaries equals or exceeds certain specified targets in each of fiscal 2000 and 2001. The sellers will be paid L930,000 for the year ending March 2000 and the amount the turnover exceeds the target of L3,160,000 multiplied by 1.77 for the year ending March 2001. The contingent consideration is payable in our ordinary shares based on a price of $6.50 per share.

  Acquisition of Buyersguide Limited

     On October 1, 1999, we completed the acquisition of 100% of the capital stock of Buyersguide Limited (formerly known as Bowden Publishing), an English corporation. The shares were acquired from the founders of the Buyersguide, Lucy Bowden and John Bowden. The purchase price for the shares was L2,500,000 (approximately $4,038,000), which was paid by delivering to the sellers an aggregate of 486,381 of our ordinary shares, valued at $8.60 per share based on the average of the closing price per share of our American Depositary Shares on the American Stock Exchange on the five business days prior to the closing date of the acquisition.

     In addition, we agreed to pay to the sellers a contingent consideration within 90 days after the end of Buyersguide's fiscal year ending March 31, 2000, in the event the Buyersguide's pre-tax income equals or exceeds certain specified targets in fiscal 2000. The acquisition agreement provides that the sellers will be paid ten times the amount pre-tax income exceeds the target of L250,000. The contingent consideration is payable in our ordinary shares based on a price of $8.60 per share.

     As part of the transaction, we agreed to file a registration statement on Form F-1 or other applicable form of registration statement to register under the United States Securities Act of 1933, as amended, an aggregate of 97,276 of our ordinary shares issued to the sellers at closing. The value of the shares to be registered is equal to L500,000 based on the closing date price. The sellers agreed not to sell or transfer the remaining 389,105 ordinary shares and any shares received as contingent consideration for a period of 12 months from the closing date of the acquisition.

  Acquisition of Research Sales, Inc.

     On November 1, 1999, we completed the merger of our newly-formed, wholly-owned subsidiary, Rasmussen Acquisition Corp., a Washington corporation, with and into Research Sales, Inc., a Washington corporation. In exchange for the shares of Research Sales, Inc., we issued an aggregate of 551,302 of our ordinary shares to the stockholders of Research Sales, Inc. We also agreed to grant certain of the employees of Research Sales, Inc. options to purchase 55,000 ordinary shares exercisable at $10.00 per share for 5 years, which options have not yet been issued. In addition, through December 31, 1999 we have made approximately L464,000 (approximately $750,000) of working capital loans to Research Sales, Inc.

STRATEGIC RELATIONSHIPS

     Town Pages UK Limited developed, and intend to continue to seek to develop, strategic relationships with information providers, service organizations and businesses to generate additional traffic on TownPages, obtain additional local content, and establish a strong branded local presence in each covered community throughout the United Kingdom.

  Television and Radio

     We seek to develop our relationships with and enter into co-promotion agreements with local television and radio stations. These arrangements are likely to generally offer content sharing and co-promotion opportunities. We expect that we will either (a) assist any television or radio station with which it enters such an agreement to develop a multimedia Web site within TownPages, or (b) will incorporate that station's Web site into TownPages, while our strategic partner will offer promotion and a recognized brand within the market. We have already achieved on-air promotion from both television and radio stations. In particular, we have achieved extensive coverage on the Meridian TV station, which broadcasts to Hampshire, where the company is based, and surrounding areas in February and March 2000. The first round of coverage on Meridian related to the Town Pages kiosk service, while the second round of coverage focused on our relationship with certain UK Government departments. In connection with the Winchester launch, we purchased a small number of radio spots, which ran for approximately two weeks, to advertise TownPages on two FM channels which cover Hampshire county, and particularly Winchester. We are likely to continue to purchase paid advertising in connection with product launches.

  Local Business Organizations

     We have entered into relationships with local and regional business groups in order to obtain additional local content, facilitate introductions to local businesses, and associate the TownPages brand with organizations having a well-known, respected presence in the local communities. For example, we are a member of the Winchester and the Southampton and Fareham Chambers of Commerce, and various industry and other smaller local chambers of commerce and other organizations. We intend to expand our relationships with local organizations across England as we roll out the Town Pages business-to-consumer and business-to-business services.

  Local and Regional Governments

     The local governments in the United Kingdom are called "councils." The smallest councils cover parishes. Larger councils cover towns or cities, and the largest ones cover regions. There are approximately 470 local and regional councils in the United Kingdom, excluding smaller town councils and parish councils. The councils are quite powerful, and have a significant and pervasive influence in local business communities. In part, this is due to the fact that the councils covering towns, cities, and regions exercise at the local level many powers and perform many functions which are assigned separately to state and city governments in the United States.

     In connection with the national roll-out of TownPages in the United Kingdom, we have negotiated arrangements with councils throughout the United Kingdom. As of March 24, 2000, we have entered into agreements with 35 councils, for initial terms of between one and three years, to incorporate locally-focused information available through them into the TownPages information service, usually to the exclusion of any other commercial, locally-focused Internet information service. Under the terms of these contracts, we have installed 52 of the 87 total kiosks installed as of February 29, 2000 and we plan on installing 30 additional kiosks in these communities.

     Going forward, we intend to pursue agreements with third parties to install kiosks where we can generate revenue. We do not intend to seek to enter into further arrangements with councils unless they have revenue generating potential.

  Relationships with Businesses with Strong Regional and National Brands

     Approximately 211 businesses placed orders for Web site solutions with Town Pages UK Limited during the year ended December 31, 1999. We are seeking to expand our client base of organizations that wish to implement coordinated new media strategies and engage our electronic and mobile commerce consultancy services. Our management believes that support of the TownPages service by those companies will provide access to additional content and Web site traffic, and further strengthen and validate the TownPages brand.

     As of February 29, 2000, 70 of the total 87 TownPages kiosks installed were located in facilities operated by businesses such as Sainsbury's and Tesco, the largest and second largest food retailers in the United Kingdom, South West Trains, the operator of rail services throughout southwest England, Royal Hampshire County Hospital, and The Brooks Shopping Centre.

     We intend to continue to develop strategic and other relationships with local and national businesses to increase revenues, add content, generate additional traffic, and validate and strengthen the TownPages brand.

PLANNED UNITED KINGDOM ROLL-OUT OF TOWNPAGES

     The roll-out plan is designed to:

     - Introduce TownPages into the major population centers in the United Kingdom -- London, Manchester, Birmingham and Glasgow -- first, and then spread across the United Kingdom. We plan for TownPages to penetrate four major metropolitan markets in the United Kingdom by the end of 2000.

     - Achieve penetration of broadly separated geographic markets from the outset to support the "national" marketing strategy.

     - Benefit from developing brand awareness as TownPages coverage expands incrementally in and around each of the initially targeted markets.

SALES AND MARKETING

     Our marketing goal is two-fold: to position TownPages as the United Kingdom's premier branded free-to-use and paid-advertising, locally-focused information provider on the Internet; and to position TownPages as the market leader in the provision of Internet-related business-to-business services.

  Marketing the TownPages Information Service

     Our management believes that the techniques used to educate users and customers in Winchester and Alton and establish the TownPages brand in those communities can be adapted to allow the development of an effective strategy in other markets of varying maturity. During our operations to date, and our commercial roll-out of TownPages in Winchester in the third and fourth quarters of 1998, our consumer advertising focused on local and regional newspapers, publications, radio stations, buses, movie theatre film trailers and on-line advertising. Our main emphasis, however, has been on seeking coverage in the local, regional and national press, on radio stations and on television, through our public relations activities. Indeed, we have achieved and continue to achieve extensive coverage through these media.

     Our management generally intends for the service launch in a particular community to be a high-profile event designed to arouse business and user interest in, and awareness of, the TownPages service. For example, in Winchester, the kick-off advertising campaign in late May 1998 commenced with a parade through the streets of Winchester and associated handing out of promotional items and leafleting. Leaflet drops in local newspapers and at kiosk sites, demonstrations at kiosk locations, press releases and film trailer advertising in local movie theaters followed, together with a full advertising campaign on buses, radio and through directional posters.

  Marketing TownPages' Business Services

     The related business-oriented launch in Winchester was an event at a local hotel presided over by the local Member of Parliament and attended by local businessmen and community figures. A direct mail campaign aimed at business customers, with follow-up telesales calls, followed. Press releases and advertisements in the local press were also designed to encourage businesses to advertise on the TownPages service. A second advertising campaign in Winchester commenced in mid-September 1998. To reach business customers, we conducted direct mailings, engaged in a two-week radio campaign, and placed advertising on local buses.

     We have since conducted targeted business-to-business direct marketing campaigns in the majority of areas where we have launched our information kiosks, including Bracknell, Breckland, Bury St. Edmunds, East Renfrewshire, Kettering, London Borough of Lambeth, Mid Sussex, Rother, South Norfolk, Tandridge and Test Valley. These direct marketing campaigns have varied in nature from one location to another, as we have tested and assessed different methods to encourage businesses to use our services. In general, however, these campaigns have consisted of mail-outs with telesales follow-up within 48 hours of the mailers being received. The core purpose of the telesales has been to qualify leads and book date and time appointments for our field sales force. The vast majority of our sales forces appointments have been booked in this way.

     We have an ongoing public relations programme to secure coverage in key business publications and other media to heighten awareness of the TownPages business services. This programme includes the issuing and sell-in of targeted press releases, seeking speaker and exhibition opportunities at relevant trade forums and close liaison with Chambers of Commerce and other key business organizations.

  Future Marketing Plans

     We expect the expansion of our locally-focused service to require extensive local advertisement campaigns, together with a high-profile national branding campaign.

     We intend to expand our regional and national advertising in line with the planned national roll-out of the TownPages service in the United Kingdom, and to increasingly emphasize radio and poster advertising.

     In relation to the promotion of our business services, we shall need to continue to market our Web site solution offering. We are likely to continue to do this primarily through targeted direct marketing (mailing and telesales), but also envisage using other types of advertising, such as online advertising and radio.

     TownPages is planning to launch a series of new business services, such as e-commerce and database integration with back-end systems. We envisage launching these products using public relations, online advertising, targeted direct marketing and potentially advertising in trade publications.

OPERATIONS AND INFRASTRUCTURE

     TownPages UK Limited has no manufacturing capacity and only limited equipment maintenance capabilities. Consequently, we rely upon third parties for our equipment, including our kiosks, and for their installation, repair, and maintenance. On August 13, 1999, we entered into an agreement with NCR Limited, under which NCR was to manufacture, supply and maintain 3,500 kiosks. In connection with the change in strategy of Town Pages UK Limited from installing free-of-charge kiosks, we plan on renegotiating the terms of our contract with NCR Limited for the installation of kiosks. We may have to pay a penalty under the NCR contract if we do not fulfill the complete order of kiosks provided under that agreement.

     We have entered into an agreement with Planet Edge Ltd. to build, equip and facilities manage our twin data centers in Planet Edge's separate buildings in Yate, near Bristol, UK. This was done to take advantage of Planet Edge's existing Internet infrastructure and their technical expertise in building and hosting complex Web sites comprising multiple servers. The necessity to provide ultra reliable connectivity to the kiosk WAN (Wide Area Network) could only be satisfied by our building and equipping our own data centers.

  Data Centers

     In conjunction with Planet Edge Ltd., we have designed and built twin data centers in Yate, near Bristol, UK, to provide resilient ultra reliable hosting of the TownPages information service, a secure e-commerce facility, third party Web site hosting, the Mailtown free email facility, and the connectivity hub for the kiosk WAN (Wide Area Network).

     The twin data centers are each equipped with backup generators, uninterruptible power supplies (UPS), halon gas fire fighting facilities, secure server rooms and leased line connectivity to the Internet protected by firewalls. The two data centers are 400 yards apart, and are inter-connected by means of a Megastream 100 Megabit Lan Extension connection. A Frame Relay connects them each separately to our offices in Alton.

     Within each data center are housed a mixture of Sun Alpha and Dell Intel servers, running Solaris, Linux and Windows NT. There are separate servers in each data center for the TownPages Information Service Webserver (Apache), the Cold Fusion Server, Oracle 8i Enterprise Database servers, the Mailtown free email servers, and a number of third party Web site servers, according to size and quantity of third party sites hosted. It is also intended to host secure servers and e-commerce servers when this facility is complete. Further functionality is also planned requiring additional servers in the future. The Oracle Enterprise servers utilize Oracle's Multi Master replication capability to ensure synchronization of all Oracle Database Servers. All other servers with longer data latency are synchronized manually using staging servers located locally, or across the Frame Relay in Alton.

     While both data centers are functioning normally, an Alteon load-balancing switch ensures that all requests for data from the Web are shared equally between the two data centers, and also equally between the twin mirrored servers within each data center. The full resilience model relies on twin-mirrored servers for each key function -- one in each data center. There are no fail-over servers as such, rather if either data center fails, or a single server in either data center fails, the full service continues at 50% capacity using respectively the other data center in its entirety, or the single remaining server in the other data center to serve both data centers.

     Also located within each data center are the kiosk network servers, comprising Cisco AS5300 Access Servers, Radius Authentication Servers and Kiosk Proxy Servers. The kiosks connect in equal quantities in the first instance to each data center, and are answered by the Kiosk Access Servers. On connection, they authenticate (login/password) which gives them access to the TownPages information service, and the Mailtown free email Server. On attempting to access the Web, the kiosks are restricted to a "walled garden", by means of a packet filtering proxy server. This holds an inclusive permissive list, listing all Web sites to which kiosk access is allowed. When the kiosk user attempts to access an unapproved site, they get an explanatory message instead.

     Kiosk localization is also handled within the data center. Each kiosk has a unique IP address within the Virtual Private Network. This allows each kiosk's location to be known, and the TownPages information service Webserver then determines which is the appropriate local information to deliver to each kiosk.

     For network management across the entire data center, the CastleRock system provides full time automatic monitoring to the Network Development team at our offices in Alton. For fault reporting across the data centers, and across the entire kiosk network, it is intended to use Heat software.

  TownPages Information Service

     The TownPages information service is entirely database driven, comprising a Java front end to an Oracle database, templated information and links for all the UK towns covered by the TownPages information service. We intend to re-design and rebuild the TownPages information service, at which time the back-end infrastructure will be converted from Java to Cold Fusion, still backed by the Oracle 8i Enterprise database.

  Kiosk Infrastructure

     We believe we have one of the most complex and sophisticated Wide Area Kiosk Network in the United Kingdom. Further development of the Kiosk Network Monitoring system is planned to retain our lead in this arena.

     For our kiosk hardware, a key requirement was conformity, so that every kiosk is identical. In this way, hard disks can be replicated in large quantities, and allowing simple kiosk replacement. There is no unique data or configuration settings on any kiosk.

     NCR supplies a well engineered and reliable kiosk, onto which we load our own proprietory software build, based on Windows NT, pcAnywhere remote control and monitoring software, NCR's KAL based Kiosk NT Platform software, and Netshift Kiosk Software. We are currently evaluating alternatives to a number of these. Considerable kiosk development and field testing has taken place, which now enable us to build and configure a very stable kiosk.

     Kiosks connect to the data centers using ISDN at 64Kbits. The remaining Data Channel is utilized to monitor the kiosk. ISDN is the first choice for initial installation. Where a location proves popular, it is our intention to replace the ISDN connection by Frame Relay.

  Web Site Design and Hosting

     Any functionality required for third party Web sites is implemented in a combination of Cold Fusion and Oracle. E-commerce requirements will be implemented using the Intershop4 e-commerce software and systems.

     We provide an extremely resilient hosting facility. A number of third Party Web sites are hosted, either on a single webserver, or on the full high resilience model of twin mirrored webservers, one in each data center. These webservers are in general Dell Intel Servers running Linux and Apache. There is a single Windows NT server with IIS and Cold Fusion in each data center for hosting Web sites dependent on Microsoft proprietary software. Third party Web sites with complex functionality, or subject to heavy traffic, will be hosted on dedicated servers. Simpler or less visited Web sites can share webservers, with up to 200 such Web sites hosted on a single simple Intel based Server running LinuxApache.

  E-commerce

     We have recently purchased Intershop4 licenses and software to provide a large range of e-commerce functionality necessary to implement any size of e-commerce Web site, both third party, and for inclusion in the TownPages information service.

     It is also intended to acquire our own Internet Merchant Account. In combination with Secure Servers and e-commerce Servers in our own secure data center, this will enable us to become a Payment Solution Provider for any of our third party Web site clients requiring such a service.

COMPETITION

     The markets for locally-focused, Internet-based, interactive information and advertising content, for business-to-business new media services (Web site solutions, e-commerce, database development, systems integration and similar) and related services are highly competitive, particularly in markets in which Internet use is more established and commercialization is more advanced. Barriers to entry are relatively low. Our competitors include Internet-based services and traditional media. We are also faced with increasing competition in the provision of kiosks, although most of these are pay-to-use kiosks. Our main competitors can be roughly divided into the following categories:

     - Providers of online information services

     - Providers of kiosks and kiosk services

     - Providers of Internet-related business-to-business services

  Providers of online information services.

     Potential Internet-based competitors include companies and services organized specifically to provide locally-focused interactive content and services, such as CitySearch, a service of TicketMaster Online-CitySearch, Inc., Digital City, a service of Digital City, Inc., a company wholly owned by America Online Inc. and Tribune Company, Zip2, a service operated by Zip2 Corporation, and Around Town, a service operated by WebTV Networks, Inc., which is owned by Microsoft Corporation. Other services, such as GeoCities (offered in conjunction with Yahoo!), TheGlobe.com, and Xoom, sponsor communities of personal Web sites, thereby creating audiences for advertisers which may be topically or geographically segregated. We also compete against search engines and other site aggregation services, such as America Online, City.Net, which is offered by Excite, Inc., Lycos City Guide, offered by Lycos, Inc., and Yahoo! Local, offered by Yahoo! Inc., which primarily serve to aggregate links to sites providing local content. With the exception of America Online and Yahoo!, none of these companies is offering significant content focused on locally-focused information and advertisements aimed at towns and cities in the United Kingdom. GeoCities has opened an office in London, England and CitySearch is now offered in some locations, such as in New York City, through touch-screen kiosks. The UK Yahoo! site offers links to sites providing local content and the America Online Local Life section provides detailed information on UK communities.

     An increasing number of UK-based portals are also entering the market, including among others Freeserve, operated by Dixons (a major UK consumer electronics retailer), WH Smith Online, operated by WH Smith (a major UK chain of newsagents/booksellers), LineOne, provided by SISL (Springboard Internet Services Limited) and Bun, provided by News International Digital Publishing Limited. With the exception of Bun, these portals do not currently provide detailed local information. They are, however, potential future competitors. The Local section of Bun offers links through to third party sites which provide local information on the UK. Other competitors include ThomWeb, owned by Thomson Directories Ltd., an Internet site enabling users to access and search the Thomson Directories database by name, classification or heading. ThomWeb benefits from the well-established brand name of Thomson Directories, reinforced by regular household door drops of free printed Thomson directories. ThomWeb carries extensive "Yellow Pages"-type business listings and the service includes a "Local Information" section providing basic information on towns and cities in the United Kingdom. Yell, another United Kingdom service, was launched in January 1996 by Yellow Pages, a division of British Telecommunications plc, featuring a United Kingdom online classified directory. Users can search approximately 1.6 million businesses by type, name or location. Yell is primarily a "Yellow Pages"-type business listings service, with some maps and links to Web sites of listed businesses. CountyWeb is a service offering certain business listings and advertisements, local and national news, weather information, and a "life-style" section featuring property, cars, jobs, leisure, world links, sports, travel, television, radio and video. Information is organized geographically by county for England, Scotland and Wales and by towns and cities in certain areas. Scoot is a service which provides classified and corporate information by telephone and the Internet. It permits searches to locate businesses by business type, company name, and area/town. Scoot also offers a movie guide and a product guide for the following categories: books, business to business, charity, computers & games, electrical goods, fashion, food & drink, health & beauty, home & garden, kids stuff, law & finance, motoring, music & events, sport & fitness, travel, and video. Scoot also offers Web site design services. TimeOut.com is an on-line city guide which aims to cover the world's largest cities. Each city guide features ten main sections:
Living Guide, Accommodation, Sightseeing, Essential Information, Entertainment, Eating and Drinking, Shopping, Kids, Gay and Lesbian, and Web links. Another competitor, Up My Street, offers limited local information on localities across the UK, including information on property prices, schooling facilities, council facilities and local politics. It also provides a link to the Thomson Local service, operated by Thomson Directories Ltd. Wcities.com is a local information Web site covering key cities in several European and other countries. UK cities currently covered include London, Belfast, Birmingham, Cardiff, Edinburgh, Glasgow and Manchester. Wcities also plans to cover at least the following additional UK cities: Aberdeen, Bath, Bristol, Derry/Londonderry, Inverness, Leeds, Liverpool and Newcastle-Upon-Tyne. There are also numerous niche competitors that may focus on specific service categories or geographic regions competing against services provided by TownPages. Online services such as Monster, for example, which specialize in job management, professional, and technical job listings; and Internet Property Finder, which specializes in real estate listings, are active in the United Kingdom. To management's knowledge, none of the foregoing United Kingdom-based services, currently operates a kiosk-based local information service.

  Providers of kiosks and kiosk services

     The BT Touchpoint kiosk service, which was tested via the installation and operation of approximately 200 interactive touch-screen kiosks in and around London, has been withdrawn. BT has announced that it plans to roll out their next generation of Multimedia payphones which will offer multimedia applications combined with a standard payphone. Adshel, part of the More Group, an outdoor advertising company, is working in conjunction with Cityspace to provide "I+" touch-screen kiosks to local authorities in the UK in exchange for outdoor advertising rights. Among other information, the I+ kiosks offer ticketing services, public transport information, jobs and council information. Coynet also operates a kiosk service. Users must pay to access the Internet at large, but are able to browse selected information free of charge, including limited local information and a free e-mail service. Other pay-to-use kiosk services are becoming available in the UK as the public awareness and commercial perception of the Internet and kiosk-related information services increases.

  Providers of Internet-related business-to-business services

     There are a considerable number of Web site solution and Internet-based technology companies operating in the UK and the number is increasing. One example is Razorfish which has several offices in the US and Europe and is a major provider of strategic, creative, online and technology solutions to businesses. Agency.com, founded in 1995 and part of the Omnicom Group, employs over 1,000 people across five countries, including the UK. They offer business solutions including channel management, community building & management, content creation, content management, customer service, digital channels, e-business, fulfillment, internal communications, knowledge management, loyalty/relationship marketing, media, multi-local development (localization), online/offline branding and outsourcing. Tagish, an agency specializing in the provision of Internet application solutions to UK local government, offers services relating to the application of Internet, intranet, groupware, e-commerce and teleshopping technologies for European, central and local government, and the private sector. Tagish also provides Web site design solutions, including VRML design services. Tagish claims to have been "involved" with more than 11% of all UK local government Web sites.

     A number of portals and other Web sites also offer Web site solution services, including templated Web site solutions. Examples include Scoot, which offer bespoke and templated Web site design solutions and Freecom.net, which offers templated solutions only.

     We may also compete against various other online services and Web site operators, as well as traditional media services, including television, radio and print, for a share of advertisers' total budgets. Some companies have introduced, or are expected to introduce in the future, online services which mainly act as an adjunct to their primary traditional media information delivery system.

INTELLECTUAL PROPERTY

     Our success and ability to compete depends in part on the protection of our original content for the Internet and on the goodwill associated with our trademarks, trade names, service marks and other proprietary rights. We rely on copyright laws to protect the original content that we develop for the Internet. In addition, we rely on trademark laws to provide additional protection for the appearance of our Web site. A substantial amount of uncertainty exists concerning the application of copyright laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

     We have registered "TownPages," "Town Pages," and "Town-Pages" as trademarks in the United Kingdom. We also assert common law protection on certain names and marks that we have used in connection with our business activities.

     Our management may explore opportunities in other markets in Europe and elsewhere from time to time. If we pursue any opportunities in those markets, we may incur additional risks because some foreign jurisdictions offer less protection for intellectual property than jurisdictions like the United Kingdom, where we currently do business, or the United States.

     Town Pages UK Limited has registered the following Internet domain names with the InterNIC registration service:

townpagesnet.com  townpagesplc.com  townpagesuk.com
townpages.co.uk   townpagesus.com   townpageseu.com
townpages.org

     However, other companies have registered domain names that may be confusingly similar to our domain name with the result that our business, operations, and financial condition could be materially adversely affected by the operations of those other companies. For example, Omnisys Corporation owns and operates a Web site at www.townpages.com through which it hosts and provides links to Web sites for various Internet Service Providers and content providers, as well as related services. Cape Coral, Florida, Fort Myers, Florida, Amarillo, Texas, and San Antonio, Texas, are the four communities currently served by Web sites through this service, which is called Community Web Pages. To our management's knowledge, this service is not currently being utilized to compete with us in the United Kingdom or Europe. Alton.Org, the registered owner of www.townpages.net, owns a Web site which is intended to provide various information concerning Alton, England and surrounding villages. Alton was the site for our initial prototype testing. Locally-focused information concerning Epsom and Ewell, small communities in England, is provided at a Web site at www.epsom.townpage.co.uk. That Web site was created by Internetworks Ltd., which states on the site that it is an Internet service company that can provide a "TownPage" for any other town which engages its services. This site is now linked to TownPages.

     We will rely on trade secret and copyright laws to protect the proprietary technologies that we may develop to manage and improve our Web site and advertising services, but there can be no assurance that those laws will provide us with sufficient protection, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have no patents or patent applications filed or pending.

     In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing our Web site and providing related services to users and advertising customers. There can be no assurance that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could have a material adverse effect on our business, financial condition and operating results.

     Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. We anticipate an increase in patent infringement claims involving Internet -- related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights in connection with our Internet content. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could have a material adverse effect on our business, financial condition or operating results.

WWW.CO.UK LIMITED

     On July 19, 1999, we acquired all of the outstanding capital stock of each of WWW.CO.UK Limited, Feature Boards Ltd., The Platinum Club Ltd., and Summerfields Publishing Limited, all companies under common control and all English corporations. WWW.CO.UK Limited was incorporated on December 2, 1997. The Platinum Club Ltd. was incorporated on September 15, 1993. Feature Boards Ltd. was incorporated on January 26, 1996 and is currently a dormant company. Summerfields Publishing Ltd. was incorporated on July 6, 1994. Summerfields owns a 10% interest in UK PropertyChannel.com Ltd., a company which specializes in assisting consumers to find and buy properties online. All of these subsidiaries, with the exception of UK PropertyChannel.com Ltd., provide cinema-related services, from Web site design through indoor cinema advertising.

     The movie theatre industry is constantly evolving. It includes small operators and large chains. The small operators are usually based in areas of low population density, while the large multiplex chains tend to be in areas of dense population. The UK theatre market is relatively fragmented, composed to a much greater extent of single site operators.

     Summerfields Publishing Ltd., enters into arrangements with movie theatres, whereby it produces film quarterly or bi-monthly preview booklets for individual cinemas and small chains of cinemas free of charge. Summerfields has agreements with approximately 85% of independent UK theatre operators. The preview booklets allow patrons of the theatres to learn of forthcoming films for the next three months and general theatre information, free of charge. Summerfields sells advertising space in the preview booklets to local businesses, with a minimum of a two-year duration period. Summerfields Publishing targets the small theatre chains, as the multiplex theatres expect a larger number of brochures to be produced, resulting in higher print bills.

     Summerfields Publishing recently acquired a 10% holding in UK PropertyChannel.com Ltd., which has in turn acquired the rights to produce and maintain Web sites for over 1,300 real estate offices, to procure advertising on those sites and to merge them into a national real estate site.

     The Platinum Club enters into arrangements with theatres, whereby it produces ticket wallets for theatres, which are given to customers free of charge when they purchase theatre tickets. The Platinum Club currently has agreements of this nature with approximately 30% of UK theatres. Again, we sell advertising space on the ticket wallets.

     WWW.CO.UK Limited operates under the name Cinemas Online. It produces the official Web sites for approximately 36% of UK and Irish theatre market. These Web sites display the times of the cinema performances for the forthcoming week, along with synopsis, pictures and, where applicable, trailers and hyperlinks to other film related sites, forthcoming movies, biographies of stars, competitions and other related film information. This information is regularly updated. The service is produced free-of-charge and is supported by targeted local, regional and national advertising by means of rotating banner advertisements displayed above information on current or forthcoming film releases.

     Our Web sites receive free promotion as they are the theatre's official Web sites. As a result, our theatre Web site addresses appear on virtually all the theatres' newspaper advertising. Our sites are literally mentioned in hundreds of UK newspapers free-of-charge, including key newspapers such as the Evening Standard.

     In addition, the larger theatres in our client portfolio produce between 5,000 and 10,000 leaflets each week bearing information on films which are currently showing. These leaflets typically include the address of the Web site we have developed for the cinema. We also produce magazines bearing the relevant Web site addresses for the smaller cinemas within our portfolio. Our Web site addresses also appear on other cinema-related promotional materials.

     Current clients include Cineworld, Showcase Cinemas (a US company), ABC Cinemas and Apollo Cinemas.

BUSINESS STRATEGY

     As our advertisers become more Internet-aware and Internet usage and e-commerce expands in the UK, the management of Summerfields Publishing, The Platinum Club and WWW.CO.UK Limited intends to leverage their combined database of approximately 7,500 advertisers to expand their revenue streams by selling e-commerce and other new media facilities.

     Summerfields Publishing's objective is to become the dominant provider of preview books to the independent and small chain theatre market. In 1995, we implemented an automatically renewable contract with our advertisers, which greatly facilitates the process of securing renewal business from our portfolio of clients, while reducing the amount of commission we are required to pay our salespeople. Consequently, Summerfields has two core areas of growth: sales to businesses, which do not form part of our current client portfolio and renewal orders. The profit margins of our renewal orders are higher than those generated by our sales to businesses outside our current portfolio. Research into markets in Holland, Germany, Europe and North America shows that our UK strategy could prove successful in those geographical areas. Our management may further explore opportunities in these or other markets.

     We believe that there is great potential for expanding our advertiser client base in the UK. We are able to include additional advertiser space in the preview books by adding one or more sets of four pages.

     The Platinum Club's expansion plans are focused on securing additional contracts with theatres. The scope for increasing the number of advertisements on each theatre wallet is limited, as the size of the theatre ticket wallets they produce is equivalent to A4 size paper.

     WWW.CO.UK Limited plans to continue to secure agreements with additional independent theatres. We will primarily target those businesses which have not yet signed up with us but for which Summerfields Publishing already provides preview booklets. Our management may also explore opportunities in other markets outside the UK.

     We expect that, as usage of the Internet expands in the UK, we may be able to charge higher premiums for the advertisements we display on our theatre Web sites. We also recognize that the Internet and digital television may play an important part in the future sale of cinema tickets. Developments of this nature are likely to work in our favor, as users would be able to purchase tickets through our Web sites, we would continue to market our facilities to advertisers and may also be able to secure additional revenues through agreements whereby we were entitled to a percentage of the e-commerce transactions.

     To our management's knowledge, the UKPropertyChannel.com service is unique in the UK in that there is no charge involved for real estate agents, while all costs are covered through the sale of advertising. The Property Channel commenced its real estate advertising sales operation in February 2000. Our management believes that the online real estate advertising sector is an area with substantial growth potential. We intend to integrate the UKPropertyChannel.com service into the existing TownPages property channel to provide additional content to the TownPages information service.

OPERATIONS

     The sales representatives for Summerfields Publishing, The Platinum Club and WWW.CO.UK Limited are all self employed. Other than the sales effort, these companies do not conduct any marketing activities. All three companies are entirely focused on field sales.

     Summerfields Publishing, The Platinum Club and WWW.CO.UK Limited share personnel and other resources. These three companies employ a total of approximately 20 employees, all of whom work across all three companies. These companies also share client data, leveraging this information and close working relationship to boost sales across the three companies.

     The average value of an initial two-year advertising contract with Summerfields Publishing or The Platinum Club is approximately Pounds Sterling 400 net of VAT. The equivalent for WWW.CO.UK Limited is Pounds Sterling 600 net of VAT. Each contract is negotiated on a case-by-case basis.

COMPETITION

     Summerfields Publishing's management does not believe that the company has any direct competitors. There are several other companies which produce cinema brochures but they target a completely different segment of the market, the multi-complex theatre market. However, it is possible that future increased competition from the large theatre chains may force some smaller operators out of business.

     The Platinum Card faces competition from other companies which produce theatre ticket wallets.

     WWW.CO.UK Limited is the only official representative for the theatres whose Web sites we have developed and host. Pearl & Dean and Carlton are the closest competitors and pay substantial royalties for screen rights, while we do not pay anything.

INTELLECTUAL PROPERTY

     WWW.CO.UK Limited has registered the domain name www.cinemas-online.co.uk.

MORBRIA LIMITED

     Morbria Limited was incorporated on March 3, 1992 in England. It was acquired by TownPagesNet.com plc in September 1999. Morbria owns 100% of the capital stock of The Graphic Palette Company (Manchester) Ltd., a Web site design agency incorporated in England in March 10, 1992, and Review Marketing & Advertising Ltd., an English corporation incorporated on March 28, 1991. Review Marketing owns a 75% interest in Centrix Communications Ltd., an advertising, marketing and communications agency incorporated in England on October 28, 1991. Morbria was acquired from an investment company owned by Kevin R. Leech, the majority stockholder and a director of TownPagesNet.com plc.

     The mainstay of Graphic Palette's business during 1999 is in the new media sector; primarily focused on the provision of Internet web site solutions and interactive CD-ROMs. The development of our new media business has resulted in the solid growth of that division, from a three-person department in 1997 to a business with twenty-eight employees dedicated to new media production. Historically, our business centred on "digital colour imaging" and high end "digital reprographics", to which "digital multimedia graphics" and "web site creation" have been added. These now form the mainstay of the business. Our "Web site creation" facility is complemented by our in-depth experience in design and marketing.

     Centrix offers all aspects of design, production and print, marketing and consultancy services and a broad range of advertising services including TV, radio, outdoor and national and local press. It has a wide UK client base across many business sectors.

     The objective of Morbria is to create a true "Multi Media Group" encompassing each media area of potential within the advertising, marketing and communications arena. Morbria's aim is to focus on digital technology, where innovative ideas can lead to high profit business projects that are not dependant upon extensive investment in plant and equipment. The only exception to this rule is the market for traditional print, which we consider to be an area which still offers long-term business opportunities.

PRODUCTS AND SERVICES

     Morbria provides the following products and services:

     - Concept and Design

     - Interface design

     - Information architecture

     - Dynamic and data base driven site design

     - Online business plans

     - Online off-line marketing

     - Consultancy and project management

     - Systems integration

     - Content authoring, sourcing and management

     - WAP enabled XML based site design

     - Kiosk/CD multimedia

     Typically, the cost of these services is dictated by market forces, the type of industry in which the client operates and the specific client project. As an example, Graphic Palette charges between Pounds Sterling 700 and Pounds Sterling 1100 per day for their Web design and graphics services. Programming and technical services are charged at between Pounds Sterling 700 - Pounds Sterling 1500 per day. Often concept work and fixed projects are quoted for on a weekly or monthly fee basis.

     A business plan has been developed to extend the life of the "digital reprographics" share of our business within its diminishing market place and to further benefit from our existing digital equipment and the experience we have gained in this field. One of the options Morbria is investigating is the possibility of acquiring an established traditional printing company, which could provide substantial synergy benefits. The Morbria group of companies currently spends approximately Pounds Sterling 300,000 per year on outsourcing traditional print requirements.

     Graphic Palette has a non-contractual long-standing arrangement with Planet Edge Ltd., whereby they provide secure e-commerce transaction and Web site hosting facilities which Graphic Palette re-sells to its clients. Graphic Palette also has a non-contractual relationship with Tabron, who provide Graphic Palette with traditional printing services for both the company and their clients. XTML provides Graphic Palette with direct Internet access through a leased line.

SALES AND MARKETING

     Morbria's sales and marketing is currently focused in four main areas:

     - Development of relationships with strategic partners
     - Third party introducers
     - Mail shots to qualified databases
     - Word of mouth referrals

     The development of relationships with organizations from related industries is important, as over the medium to long term, it is often a good source of both clients and regular revenue. In the case of advertising agencies which are secured as strategic partners, they provide us, by default, with access to their client base to allow us to supply services to their customers. From the advertising agency's perspective, this relationship adds value to their own services, which in turn assists them in the pursuit of client retention. From Graphic Palette's perspective, it provides a potential source of high quality clients and projects, which would otherwise prove difficult to become involved in.

     Although mail shots are time consuming and not as immediately effective as other sources of lead generation, mail shots are still a useful and effective method of marketing our company and its services to specific targeted areas of the business community. For mail shots to be effective, time and research needs to be invested to identify the most profitable target profile. We then follow up our mailshots. Although initial responses are typically low, we retain as much information as possible about the companies with which we come into contact. Where appropriate, we then follow those companies up at a later date when appropriate. This approach often results in a flow of leads over a longer period of time than would otherwise be the case.

     We recognize referrals as one of the best new business sources and as our preferred mechanism of developing new business. Referrals typically come by way of personal recommendation through personal experience of our services or first hand knowledge. Referrals tend to be well qualified. These prospects also typically prepare a brief and agree budgets prior to contacting us.

     Business leads through personal knowledge, although not as directly effective, are also a valuable source of referral. Typically, the person passing us information regarding an individual or company will have personal knowledge or inside information as to the prospect and in turn their potential requirements. Access to this kind of information allows for a more effective and focused approach when following up a lead.

OPERATIONS

     By adopting a flat structure, our ability to use initiative and speed of decision-making to impact on the business in both reactive and proactive ways is greatly increased. This approach fully supports the strategic development of the company and operating functions. The company's internal structure is dynamic. We constantly review our business practices to match overall market growth and advances in technology. The following illustrates the areas of responsibility within Graphic Palette:

     - Account Handlers
     - Management
     - Technical Team
     - Creative Team
     - Project Managers
     - Developer pool
     - IT Department
     - Webmaster Team

     We create project teams by drawing in members of the developer pool to meet the skill-set required by individual client projects. Where relevant, we also draw specialists from the technical and creative teams into the project teams. Operations are carried out in an integrated co-operative environment where emphasis is placed on cross-fertilization of knowledge and skills.

     Our IT infrastructure and external resource is constantly growing to meet current, perceived and research and development requirements.

COMPETITION

     Morbria competes with local and national agencies such as the following those listed below. They all offer a broad range of services:

     McCann Erikson -- Very large high-profile agency with European exposure, which attracts large blue chip clients and projects.

     XTML Creative -- Well-known organization, providing high quality services and extensive technical facilities. They have a strong reputation in the design market and attract large clients and projects, e.g. Virtual Manchester.

     Nexus New Media -- Quite high profile, active in self-promotion i.e. exhibitions etc., multimedia and Web site developers. Clients include Scottish Power.

     KMP Internet -- High profile, very technically capable, offering e-commerce. They benefit from a strong reputation in the design market. Their client base is diverse, including a large number of substantial organizations.

     Action Multimedia -- They handle a diverse range of clients and projects.

     LMS Information Technology -- Wide skill set, though they do not appear to specialize in any particular areas of the marketplace. They target small to medium enterprises.

     Walsh Simmons -- High profile, very technically capable, offering e-commerce. They benefit from a strong reputation in the design market and boast a solid client base.

     Odyssey Interactive -- Provides a diverse range of services and clients catering particularly for small to medium enterprises. They also offer Web site hosting services, as well as IT consultancy.

     Brand New Media -- Strong technical capabilities, specializing in larger blue chip projects.

     Moonfish -- Creative agency offering a full range of multimedia services, including interactive SW. They are very active in marketing and promoting themselves to businesses.

     Centrix is exposed to competition from other marketing services agencies both in Manchester, England and elsewhere. This marketplace is highly competitive. Other marketing services agencies that we compete with in the Manchester area are: Cicero Advertising & Marketing, MAP plc, GMM & ICA, Redmond Jones & Partners Ltd., Radford Advertising Ltd., Hues & Co., BJL, BDH TBWA and Cheetham Bell.

INTELLECTUAL PROPERTY

     Morbria owns the Web site domain name for Graphic Palette which is www.graphicpalette.com. In accordance with the copyright laws which operate in the UK, we retain copyright on all the designs we produce for our clients.

BUYERSGUIDE LIMITED

     Buyersguide Limited commenced operations on October 1, 1996 as a partnership under the name Bowden Publishing. It was incorporated on September 30, 1999 in England just prior to being acquired by TownPagesNet.com plc in October 1999. Buyersguide Limited is a leading UK provider of business-to-government services. BuyersGuide publishes the Internet-based Local Authority and Public Service "Buyer's Guide."

     Buyersguide is a comprehensive online procurement and specification index serving purchasing officers, decision makers and key personnel within:

     - Public Authorities
     - Central Government departments
     - Local Authorities
     - NHS Trusts
     - Other associated Public Sector departments

     The UK government has strict procedures regarding the selection of government suppliers. CCT (Compulsory Competitive Tendering) is now being phased out and replaced by BVI (Best Value Initiative). One of the implications of BVI is that government purchases of a value less than pound sterling 158,000 no longer have to go through traditional lengthy tender procedures, hence approved suppliers and contractors have the benefit of direct quoting.

     In addition, the recent decentralisation of government budgets, which has created a number of new decision-makers and budget holders, ensures that businesses can not only maintain and develop their existing government supply arrangements, but more importantly, that they can attract new departments and new customers which were previously inaccessible. This new procedure will also allow additional businesses to break through into the government sector for the first time.

     The BVI system is designed to alleviate the problems faced by public sector personnel in the day-to-day task of finding high quality suppliers and up-to-date information on their products and services.

     Users of Buyersguide's online service are able to search for potential suppliers in three ways: First, they have the benefit of searching by business category, using a comprehensive classification index covering over 1,000 different categories. Second, if a buyer is already aware of a particular supplier, but needs additional information, they can utilize the company name search facility. The third option is a "fuzzy logic" search of the Web site, allowing the browser to search by keywords, concepts or specific terminology relating to their requirements.

     The Buyersguide Web site only contains information on suppliers which have a history of supplying to this marketplace and which consider government to be one of their target markets.

     The success of the Buyersguide service is evident from the massive growth of both usership of the site and advertisers, coupled with an exceptional annual renewal rate of clients. Buyersguide has a growing client list, which currently incorporates over 4,000 clients, including Coca-Cola, IBM and Canon, together with a wide range of telecommunications companies.

     TownPagesNet.com plc has announced that it intends to seek a public listing for Buyersguide Limited on a UK-based stock market in 2000.

BUSINESS STRATEGY

     - We intend to expand the number of telesales representatives we employ. We are also exploring the option of opening further UK branches.

     - We intend to continue to market the Buyersguide service to the public sector using direct marketing channels as telesales, direct mail and e-mail, in conjunction with traditional advertising in targeted government magazines and circulars to further increase usage of our website site and revenue for our business clientele. We may also employ field sales people to encourage high-budget buyers within the government sector to use our service to source suppliers, which in turn could result in additional e-commerce revenues for our company, together with heightened awareness of our service.

     - We aim to increase revenue by adopting new strategies such as the deployment of field sales representatives and the implementation of software which facilitates the process of tendering for contracts. The use of this software should allow Buyersguide to charge 1-3% of the revenue from processed transactions by way of commission.

     - The Buyersguide Web site is currently being upgraded to incorporate e-commerce facilities. This will allow Buyersguide to offer its advertisers e-commerce facilities in exchange for a percentage of the profits resulting from the online transactions.

     - We intend to build on our existing client base and continue to secure high levels of client retention. We currently have a renewal rate of approximately 80% of our clients per year, together with an expanding client base. Ongoing marketing of our service should result in heightened brand awareness of our company, together with increased levels of traffic to our Web site. This in turn should result in higher revenues for our advertisers, making our service increasingly attractive to our existing advertisers and to other businesses we hope to attract as clients. We also intend to form stronger relationships with government bodies and local government magazines.

     - We intend to develop additional Web sites to cater for the needs of other specialist marketplaces, such as IT, telecommunications, education, NHS Trusts and the domestic sector. We expect that these additional sites would be likely to generate additional revenues for Buyersguide by allowing the client to advertise in both our general directory and a second directory which is specific to their sector.

PRODUCTS AND SERVICES

     The Buyersguide Web site (www.buyersguide.co.uk) consists, fundamentally, of three key search facilities, designed to assist public sector purchasing officers to source products with greater ease.

     Users are able to search by business category, company name or keyword. The business information which appears as a result of conducting these searches relates to paying advertisers. Users are also able to easily access links through to local authority Web sites, access our full contact details and information on how to get their company listed.

     Advertisements on Buyersguide range in price from Pounds Sterling 250 to Pounds Sterling 6,000, depending on the complexity of the advert and on the size of the company advertising. We are able to command higher prices for larger better-known advertisers who tend to receive more enquiries than smaller companies. The average advertisement price is approximately Pounds Sterling 500.

     We intend to implement an online and offline advertising campaign targeted at the public sector. We also intend to embark on public relations activities, including exhibiting at and attending key exhibitions and conferences with the aim of increasing awareness of Buyersguide's offering and generating additional business leads.

     We have recently incorporated banner advertising facilities into our Web site, targeted by business category. We charge up to approximately Pounds Sterling 1,000 per banner advertisement per year, depending on the size of the business category where the advertisement is due to be displayed and on the size of the advertiser. We are often able to charge a premium for prestigious classifications. Our Web site currently incorporates approximately 1,000 business categories, each of which presents banner advertising opportunities. We have already sold approximately 100 of these banner advertisements.

     We have no manufacturing capacity and only limited equipment maintenance, i.e. our Web site. We rely on third parties for our equipment and all other related products and services. We use licensed software site design tools to maintain and build client profiles.

COMPETITION

     Buyersguide competes with the following magazines: L.G. News, L.G. Chronicle and Municipal Journal; and the following directories: L.A. & P.S. Yearbook and IT Yearbook.

INTELLECTUAL PROPERTY

     Buyersguide Limited has registered the domain name www.buyersguide.co.uk.

RESEARCH SALES INC. (d/b/a RASMUSSEN RESEARCH)

     Research Sales, Inc. was incorporated in Washington on December 31, 1998. It was acquired by TownPagesNet.com plc on November 1, 1999. Research Sales, Inc. is a public opinion and market research company that has developed a proprietary system, the Rasmussen Automated Polling System, for collecting telephone survey data at a fraction of the time and cost required for conducting traditional operator-assisted surveys. The quality of this system was recently validated by an independent analysis by the Washington DC-based Progressive Review, a political magazine, which found our system to be the most accurate polling company in the United States during the recent Presidential primary elections.

     We are now using this system to generate content for the Rasmussen Web site, www.portraitofamerica.com. Rasmussen recently signed an agreement to provide content for CollegeBroadcast.com, a student oriented portal Web site, and expects to enter into a number of additional content sharing relationships. Rasmussen's Portrait of America service will be featured on the News Channel of the CollegeBroadcast.com broadband service. In some cases, Rasmussen will receive payment directly for the content and in other cases Rasmussen will receive promotional value and increased web traffic. With Rasmussen's strong cost advantage in the collection of objective content, it can generate significantly greater quantities of information. Due to the fact that it can collect larger samples, its content is richer and more accurate. We believe Rasmussen's cost advantage also allows us to pursue more angles, ask more questions and probe further to get to the truth.

     We believe the information age can best be fueled by access to objective, insightful information; information that is unbiased, unfiltered and distributed though the Internet and other channels that increase its accessibility and relevancy. Access to objective, relevant information can be a potent tool for commerce and individual fulfillment.

     Research Sales plans to grow its business by entering into relationships with strategic partners who can benefit from its content. As Internet businesses have matured, savvy net businesses have begun to discriminate between different types of content. There is a growing understanding that not all content is equally valuable. By collecting and distributing accurate, objective content, Rasmussen can support an information hungry audience with useful content they can trust.

     By executing a partnership strategy aimed at building exclusive relationships with e-businesses and e-communities, Rasmussen will support the efforts of these sites to differentiate their offerings, drive down customer acquisition costs and build consumer trust. By forming partnerships with major e-businesses, Rasmussen can put its content where the eyeballs are. In addition to ensuring wide distribution and increased value, this strategy can accelerate the awareness of the Rasmussen brand. We can leverage the vast advertising budgets being spent by our partners to bring more people into contact with our content and our brand.

     On February 7, 2000, Kelly O'Keefe, a well-known speaker and writer on the Internet, agreed to join the Rasmussen board of directors. O'Keefe, former President of the Cadmus Marketing Group, a marketing communications consultancy, will participate in the development of strategic marketing plans and partnerships as the firm launches its business-to-business e-commerce services.

     On February 24, 2000, Rasmussen reached an agreement with Survey Sampling, Inc. (SSI), a firm widely recognized by research professionals as one of the most reliable sources of samples for telephone surveys. SSI will provide Rasmussen with all of its telephone samples for survey research, both domestically and internationally. SSI works with over 1000 research partners worldwide creating samples for syndicated and proprietary custom research for clients including: J.D. Power & Associates, The Arbitron Company, The Gallup Organization, Roper Starch Worldwide, and many others.

PRODUCTS AND SERVICES

     Rasmussen Research conducts surveys on a for-hire basis in the $2,000 to $5,000 range per survey. Our new strategy, however, calls for us to provide content rather than polls for hire. Our current product offering is the Portrait of America Web site (www.portraitofamerica.com). We are working on obtaining a title sponsor for the site. In addition, we intend to sell other products, together with data access through this site.

     In the future, we plan to customize our product offerings to meet the needs of individual Web sites seeking to use our content. In some cases, we will receive a set fee for this service. In others, we will base the contracts on cash and revenue sharing opportunities.

     We intend to develop customized content packages to meet the needs of individual customers. Current packages being developed include a full range of pricing options, from barter arrangements to annual contracts of a substantial monetary value. Rasmussen Research also conducts public opinion surveys in conjunction with media outlets. Under these arrangements, the media outlet is able to use its data in exchange for promoting and directing traffic to the Rasmussen Research Web site.

     Research Sales, Inc. owns and operates the Rasmussen Research Automated Polling System (RAPS). RAPS allows Rasmussen Research to collect statistically reliable public opinion and market research information at a fraction of the cost and time required for operator-assisted surveys. All of Rasmussen's publicly released survey data is collected via this method. Although we report our data on the Internet at www.portraitofamerica.com, we do not collect survey data online.

     While this survey technique has proven to be very reliable, it does have certain limitations. Our surveys are relatively short compared to many operator-assisted surveys. We rarely keep respondents on the line for longer than five minutes. Additionally, we are unable to conduct business-to-business surveys or other surveys in which we must get through a receptionist or switchboard to reach potential respondents.

     As with any opinion research, the most important step is designing the survey instrument. We take care in crafting questions designed to elicit the most important and useful information. Occasionally, we ask questions that have not been asked before. When this happens, we always include other questions that can be compared to an existing body of survey research or actual data. This helps us establish confidence in the sample and the results for the new question.

     To place our calls, we randomly select phone numbers appropriate to the geographic market being surveyed. Throughout the history of Research Sales, we have used both listed-number samples and RDD samples depending upon the needs of the client. We have purchased samples from outside vendors and pulled our own samples from an in-house database. Research Sales plans on purchasing all of its samples in the future from a single vendor -- Survey Sampling, Inc.

     Our automated system conducts an interview with whoever answers the phone. If the person answering the phone is under 18, no interview is conducted. For election surveys, we call a full sample of adults and then use a series of screening questions to determine which adults are likely voters. The screening questions include questions about their voting history, their intentions to vote in the upcoming election, and other matters. As with all survey firms, developing screens to determine likely voters is one of our most challenging tasks. This is especially so during low-turnout primary elections.

     When the survey is completed, we weight the data to reflect the population being surveyed in terms of age, race, and gender. Typically, we find that we have oversampled women, white Americans, and older Americans. We weight these oversampled populations down to an appropriate level relative to the rest of the sample.

     Following the weighting process, we conduct a "sanity check" by comparing the sample's characteristics to verifiable data. This varies from survey to survey. In surveys conducted shortly after an election, we frequently measure the stated voting behavior of the sample with actual voting results. Other times, we may compare the employment status of the sample to what we know about the area's employment statistics.

     After processing the data, Rasmussen either provides the information to a client or posts it on its Web site. Sometimes, a press release summarizing the data is issued. For information presented on Rasmussen's Web site, we typically post the question wording along with our summary of the data so that people visiting the site can evaluate the questions for themselves. We also post the survey date, sample size, margin of sampling error, and other relevant information.

     Surveys provided to clients are sometimes kept private. However, we inform our clients that if our polling data is reported publicly, details of the entire survey must be made public. This includes a listing of all questions asked, the responses to all questions, and details about the survey such as date, sample size, and margin of sampling error.

SALES AND MARKETING

     To date, Rasmussen's sales and marketing efforts have been minimal, except to the extent of building brand name recognition. We expect to build a sales and marketing division during the second quarter of 2000.

     In the course of Rasmussen's public relations efforts, we have released substantial quantities of data to the media. Our work has been cited on Good Morning America, the Today Show, the Jim Bohannon Show, and scores of other broadcast outlets. In print, Rasmussen's work has appeared in USA Today, the Wall Street Journal, Washington Post, New York Times, Los Angeles Times, Newsweek, Charlotte Observer, London's Guardian Observer, International Herald Tribune, and countless other publications.

COMPETITION

     Research Sales' competition in the objective content arena falls into two broad categories: telephone-based research companies and Web-based research companies. The larger, traditional pollsters concentrate their efforts in the telephone-based arena, although some are experimenting with Web-based ventures. Web-based research firms tend to be new ventures, well-funded through venture capital, attempting to differentiate in a category that is increasingly crowded. These firms offer the advantage of decentralizing the collection process allowing small businesses and individuals low cost and ease of use. Unfortunately, these firms collect data through the Web using self-selected samples. We believe that the combined limitations of Web-audiences and self-selected samples render this research statistically unreliable.

     Traditional research competitors include Survey USA, which is owned by Hypotenuse, a privately-held New Jersey company. Its trade names for different types of research offerings include: Survey USA, Bullet-Poll, Overnight Research, Flash Poll, Voter Roll Call. InterSurvey is another competitor. It was founded in 1998 by two Stanford University professors. Headquartered in Menlo Park, California, it claims to be the first and only Web-based research firm that collects data from a scientifically representative sample. The so-called "no compromise" methodology is said to blend the statistical reliability of probability sampling with the power of Web interviewing to solve the problems associated with survey research on the Web, in person, by mail or on the telephone. Insight Express is one of the first fully automated online research services, with access to one of largest databases of 35 million people.

     Informative, is another competitor headquartered in San Francisco, California. Informative is similar to Insight Express and Zoomerang. It allows users to build their survey on line, link to their Web site and view results in real-time -- through a Web browser. It has an impressive list of clients including advertising agencies, e-commerce companies such as Amazon.com, market research companies, portals like AltaVista, Lycos, publishing and media companies and technology companies such as Apple, Adobe Systems. Zoomerang is a division of MarketTools, a provider of technology and advisory services for conducting Web-based market research. Members register to build and conduct surveys with Zoomerang using pre-formatted surveys. In turn, Zoomerang sends surveys to panelists on behalf of members. Results are accessed through members' accounts. Another competitor, Harris Interactive, formed in 1999, has database of 5 million online panelists who register to participate at the Harris Poll Online Web site or through one of its partner sites.

     Phone-based research competitors include The Gallup Organization and Zogby International. Both companies conduct public opinion polls.

INTELLECTUAL PROPERTY

     Research Sales, Inc. owns more than 350 domain names including www.portraitofamerica.com and www.portraitoftheUK.com.

GOVERNMENT REGULATION

     We are and will be subject to laws and regulations applicable to businesses generally in the countries in which we operate. Currently, there are relatively few laws and regulations directly applicable to access to and commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted, or that existing laws or regulations may be applied differently, with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Any such laws and regulations could hinder growth in use of the Internet generally, and decrease the acceptance of the Internet as a communications and commercial medium, and could thereby have a material adverse effect on our business, results of operations, and financial condition.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by agencies such as the Federal Communications Commission in the United States in the same manner as other telecommunications services. Local telephone carriers, such as Pacific Bell in the United States, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose higher access fees on the Internet service providers and online service providers. The costs of communicating on the Internet could increase substantially as a result of any such regulation in the United States, the United Kingdom, or elsewhere, potentially slowing the growth in use of the Internet.

     We may be subject to various government laws and regulations, in the United Kingdom and elsewhere, that regulate advertising in media, which may include the Internet. Those laws and regulations typically require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. Such laws and regulations can prohibit the dissemination of false, deceptive, misleading, and unfair advertising, and may grant certain governmental agencies enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and/or other remedies.

     The placement and operation of our kiosks are also subject to various local zoning and similar laws and regulations which could delay, preclude, or increase the cost of kiosk installation and operation.

INSURANCE

     We believe that our insurance coverage for our business is generally in accordance with industry standards and is adequate in light of our business and the risks to which we are subject, except that we do not presently maintain "errors and omissions" insurance. We also currently do not maintain key man life insurance, although we plan to obtain such insurance. Any failure to maintain adequate insurance could have a material adverse effect on our business and financial condition.

EMPLOYEES

     As of April 10, 2000, there are a total of 270 employees employed by us and our subsidiaries. We have 4 full-time employees at TownPagesNet.com plc, the holding company. Town Pages UK Limited has 66 full-time, 4 part-time employees and 1 self-employed consultant, 37 of whom are design, production and technical personnel, 22 are sales and marketing personnel and 12 are general, administrative and executive management personnel. Morbria has 47 full-time and 2 part-time employees, 31 of whom are design, production and technical personnel, 7 are sales and marketing personnel and 9 are general, administrative and executive management personnel. WWW has 42 full-time, 1 part-time employee and 63 self-employed consultants, 35 of whom are design, production and technical personnel, 61 are sales and marketing personnel and 10 are general, administrative and executive management personnel. Buyersguide has 30 full-time employees, 3 of whom are design, production and technical personnel, 23 are sales and marketing personnel and 4 are general, administrative and executive management personnel. Research Sales, Inc. has 10 full-time employees, 6 of whom are design, production and technical personnel, and 4 are general, administrative and executive management personnel. None of our employees is covered by a collective bargaining agreement and our management considers relations with employees and consultants to be good.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     We make certain forward-looking statements in this Form 20-F and in documents incorporated by reference in this Form 20-F within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," " plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 20-F.

     Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; the renegotiation of our contract with NCR Limited; our growth strategies; anticipated trends in the industry; our ability to enter into additional Web site design contracts; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and state laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

     We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

RISK FACTORS

     You should carefully consider the following risks before you decide to invest in our company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our ADSs could decline, and you may lose all or part of your investment.

  WE HAVE A SHORT OPERATING HISTORY

     We commenced our business in November 1995 but conducted no meaningful operations until 1996 and only conducted experimental prototype operations from that date until the Spring of 1998. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects. Our historical data is of limited value in projecting future operating results. You must consider our business in light of the risks, expenses and problems frequently encountered by companies with a limited operating history.

  OUR REVISED BUSINESS STRATEGY FOR TOWN PAGES UK LIMITED MAY NOT BE SUCCESSFUL

     Our board of directors recently approved a revised business strategy for Town Pages UK Limited. We have rented our approach to the roll-out of kiosks in terms of both the manner in which we assess the number of kiosks to be installed in any given area and in the targeting of suitable locations. The operations of Town Pages UK Limited following implementation of the revised business strategy may not reflect our limited historical operations. Further, we intend to engage in additional lines of business through our newly acquired subsidiaries. There can be no assurance that the revised business strategy of Town Pages UK Limited would be successful or improve our operational results. Furthermore, other conditions may exist such as increased competition, reduction in demand for Internet-related services or an economic downturn, which may offset any improved operational results that are attributed to the revised business strategy.

 IT IS UNLIKELY THAT WE WILL FULFILL THE TERMS OF OUR AGREEMENT WITH NCR LIMITED AND MAY THEREFORE BE REQUIRED TO PAY PENALTIES TO NCR LIMITED

     Our board's determination to revise the business strategy of Town Pages UK Limited has implications for our agreement with NCR Limited for the manufacture and maintenance of kiosks. We will attempt to renegotiate the terms of the NCR agreement to reflect this change in strategy. There are, however, no assurances that we will be able to renegotiate the terms of this agreement. The NCR contract provides that if we do not fulfill the complete order provided for under the agreement, we will be required to pay a penalty based on the number of kiosks not ordered, which may be up to pound sterling 600,000 ($969,000).

  MOST OF OUR REVENUE IS DERIVED FROM RELATED PARTIES

     The success of our business in the Web design and advertising services markets depends on our ability to attract and retain customers. In fiscal 1999, 7 out of 10 of our largest customers were related parties. Such customers represented 54% of our revenue during fiscal 1999. A termination or reduction of the services that we provide our related customers could have an adverse effect on our business. In addition, the failure to maintain any of our large existing customers or attract new non-related customers could have an adverse effect on our business. Further, the inability of any major customer to make timely payments could also have an adverse effect on our financial performance.

  WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT FUTURE LOSSES

     We have had limited revenues to date. We have not shown a profit in our annual operations to date. We have incurred accumulated net losses since inception through December 31, 1999 of approximately pound sterling 3.5 million ($5.6 million). We had an accumulated stockholders' equity of approximately pound sterling 18.7 million ($30.1 million) at December 31, 1999. Since we intend to continue to heavily invest in personnel, brand promotion, infrastructure and expansion into additional markets, we expect significant additional net losses to continue on an annual and quarterly basis for the foreseeable future. Our sales may not continue to grow, we may never achieve profitability and, if we do achieve profitability, we may not be able to maintain profitability.

     It is anticipated that Town Pages UK Limited may incur net losses for the foreseeable future as we continue our national marketing and kiosk roll out program. Performance will depend, in part, on the amount and rates of growth in our net revenue from e-commerce and advertising. We expect operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion and as we integrate the four subsidiaries we acquired in 1999. To the extent that these expenses are not accompanied by an increase in net revenue, our business, results of operations and financial condition could be materially adversely affected. We will need to increase our net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. Our business, results of operations and financial condition will be materially and adversely affected if:

     - net revenue does not grow at anticipated rates;

     - increases in operating expenses are not offset by commensurate increases in net revenue; or

     - we are unable to adjust operating expense levels in light of net revenue.

 OUR RECENT ACQUISITIONS OF WWW.CO.UK LIMITED, MORBRIA LIMITED, BUYERSGUIDE LIMITED AND RESEARCH SALES, INC. MAY AFFECT OUR BUSINESS PROSPECTS

     To date, we have entered into various business and technology acquisitions, license arrangements and strategic alliances in order to provide community-specific content, generate additional traffic, increase our number of personnel and establish additional sources of net revenue. We intend to continue making acquisitions to increase online reach and membership and to seek additional strategic alliances with content and distribution partners, including alliances that create co-branded sites through which we market our services. Acquisitions carry numerous risks and uncertainties, including:

     - difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;

     - diversion of management's attention from other business concerns;

     - risks of entering geographic and business markets in which we have little or no prior experience; and

     - potential loss of key employees of acquired entities.

     We cannot guarantee that we will be able to successfully integrate any businesses, products, technologies or personnel that we have acquired or may acquire in the future. If we are not able to effectively integrate our operations and personnel in a timely and efficient manner, then the benefits of the acquisitions may not be realized. A failure to successfully integrate acquired entities or assets could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot guarantee that we will be successful in identifying and closing transactions with potential acquisition candidates. If the benefits of the acquisitions do not exceed the cost associated with the acquisitions, including the dilution to our stockholders resulting from the issuance of our ordinary shares in connection with the transactions, then our financial results, including earnings per share which is calculated after the amortization of goodwill, could be adversely affected.

     The successful combination of each of WWW.CO.UK Limited, Morbria Limited, Buyersguide Limited and Research Sales, Inc. with our company will require substantial effort. The diversion of the attention of management and difficulties encountered in the transition process could have an adverse impact on our ability to realize the full benefits of the acquisitions. The successful combination of the companies will also require coordination of our sales and marketing efforts. In addition, the process of combining the organizations could cause the interruption of, or loss of momentum in, our activities.

  OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE

     Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our Internet industry category, and our growth strategy. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

     - specific economic conditions relating to the Internet,

     - usage of the Internet,

     - demand for advertising on our Web site and demand for Internet-based advertising in general,

     - changes in advertising rates as a result of competition or other factors,

     - seasonal trends in advertising,

     - the advertising budgets of our existing and potential customers,

     - demand for enhanced listing services on our Web site,

     - changes in our distribution relationships with Internet service providers or other third parties,

     - demand for our services,

     - incurrence of costs relating to acquisitions of businesses or technologies,

     - incurrence of other charges in connection with the services offered by us and our competitors,

     - introduction of enhanced services by us or our competitors,

     - market acceptance of new services,

     - delays in the introduction of services or enhancements provided by us or our competitors,

     - changes in our pricing policies or those of our competitors,

     - capacity constraints, dependencies on
       Internet/telecommunications/computer infra-structure, and related technical difficulties, downtimes, or "Internet brownouts," and

     - general economic conditions.

     The relatively new industry in which we are engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of our services.

  WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE

     We had a working capital surplus of pound sterling 4,673,975 ($7,548,470) at December 31, 1999. We will depend upon revenues from operations, and borrowings under a credit facility which we may seek to establish, to meet our capital expenditure requirements and fund continued losses. There is no assurance that we will achieve projected revenues, that bank borrowings will be available to us on commercially attractive terms or at all, or that the costs actually incurred to expand our operations will not exceed our budget. Also, if we elect to expand our operations outside the United Kingdom or to add services or other capabilities not presently contemplated, either alone or with a strategic partner, the net proceeds from our prior offering, revenues from operations and any available bank borrowings may be insufficient to meet our capital requirements for that expansion. If additional funds were to be required for any of those reasons, we would be unable to complete our expansion as planned and our business and financial condition would be seriously adversely affected if we were unable to raise additional funds on acceptable terms, in timely fashion, or at all. There is no assurance that any additional financing will be available on commercially attractive terms, in timely fashion, in sufficient amounts, or at all.

     If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of TownPagesNet.com plc held by existing shareholders, including holders of our ADSs, will be reduced and those shareholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares and ADSs.

  OUR BUSINESS IS INCREASINGLY COMPETITIVE

     The markets for local interactive content and services are highly fragmented and intensely competitive. There are relatively low barriers to entry so we expect competition to intensify. We compete on the Internet with Internet service providers, online service providers, search engines and other site aggregation companies, services that sponsor communities of personal Web sites, and various Web site operators and content providers, as well as with Web site design, Web site consultancy and other similar companies. We also compete with more traditional advertising media, such as print, radio, and television media, for a share of advertisers' total advertising budgets.

 UNITED KINGDOM COMPETITORS COULD DUPLICATE OUR INFORMATION AND KIOSK STRATEGY AND REDUCE ITS EFFECTIVENESS

     United Kingdom-based companies, such as British Telecommunications plc (multimedia payphones), KDM International plc (County Web), Freepages plc (Scoot), Thomson Directories Ltd. (ThomWeb), Yellow Pages, a division of British Telecommunications plc (Yell), Time Out Group Ltd. (TimeOut.com) and CitySpace all provide services in the United Kingdom that offer some of the features of Town Pages. A competing kiosk program could dilute our sales and the marketing effectiveness of the kiosks. Other non-United Kingdom-based companies could enter the market and duplicate our strategy as well.

     The competition in the website solution and Internet services consultancy market in the UK is intense. Razorfish, Agency.com, Tagish and many others all provide business-to-business services in the United Kingdom which offer some of the features of Town Pages' offering.

  MANY ACTUAL AND POTENTIAL COMPETITORS HAVE STRONG BRAND NAMES OR GREATER RESOURCES THAN US

     Many of our current and potential competitors have substantially greater human and financial resources, experience, and brand name recognition than us. These companies may have significant competitive advantages through other lines of business and existing business relationships.

     Some UK-based companies, such as British Telecommunications, have substantially greater resources than we do. Some UK-based business-to-consumer and business-to-business services, such as ThomWeb, Yell, TimeOut.com, Agency.com and Razorfish have strong brand name recognition with which to compete against us.

     World-wide, there are services presently focused on countries other than the United Kingdom whose high brand recognition and financial and other resources far in excess of our own could make them serious competitive threats in the future. Digital City, operated by Digital City, Inc., a company wholly-owned by America Online, Inc. and Tribune Company, Zip 2, operated by Zip2 Corporation, CitySearch, operated by Ticketmaster Online-CitySearch, and Around Town operated by WebTV Networks, Inc., which is owned by Microsoft Corporation, all fall into that category. There are also international networks of business-to-business website solution and Internet services consultancies. Agency.com features among these competitors.

     Services including GeoCities, TheGlobe.com, and Xoom sponsor communities of personal Web sites which also seek to create topically or geographically segregated online audiences for advertisers. GeoCities, recently opened an office in London, England. Search engine and other site aggregation companies such as Excite, Inc., which operates City.Net, Lycos, Inc., which operates Lycos City Guide, and Yahoo! Inc., which operates Yahoo! Local, primarily aggregate links to sites providing local content, but are also potential competitors.

 WE MUST EXPAND QUICKLY OR COMPETITORS MAY COPY OR BLOCK OUR STRATEGY

     We believe that we must rapidly establish the TownPages information service as the premier branded locally-focused information provider on the Internet in the United Kingdom in order to attract the maximum amount of traffic to our Web site and increase our customer base. We further believe that we must rapidly expand on our existing website solution and Internet services consultancy client base in order gain additional market share. If we fail to do so, competitors may copy our business strategy or take other steps to prevent us from obtaining a leading market share in those markets and adversely affect our business.

  WE HAVE NOT OPERATED TOWN PAGES ON A BROAD SCALE AND WE DO NOT HAVE EXPERIENCE IN MANAGING RAPID GROWTH

     There is no assurance that we will successfully manage the planned launch of TownPages in additional markets in a cost-effective or timely manner while maintaining high levels of service and reliability necessary to establish and maintain a reputation for quality.

  OUR PLANNED EXPANSION WILL STRAIN OUR RESOURCES

     The pursuit of our business strategy will place a significant strain on our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We will also have to expand, train and manage our work force for marketing, sales and technical support, product development, site design, and network and equipment repair and maintenance, and manage multiple relationships with various customers, strategic partners and other third parties. We will need to continually expand and upgrade our technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. In addition, we will have to improve our methods for measuring the performance and commercial success of our different products to better respond to advertiser demands for information on product effectiveness and to better determine which products and services can be developed most profitably.

     To achieve our objectives, we may have to acquire technologies or products or enter into strategic alliances and acquisitions, although we have no plans or agreements to do so at the present time. For those initiatives to succeed, we must make our existing technology, business, and systems work effectively with those of our strategic partners and any acquired properties without undue expense, distraction of management from other priorities or other disruptions to our existing business.

  OUR BRAND AND REPUTATION WILL BE DAMAGED IF WE FAIL TO SUCCESSFULLY MANAGE OUR PLANNED EXPANSION

     If our service, or any new feature, is not received favorably, whether due to any shortcoming in our product or operations or factors beyond our control, our reputation and the TownPages brand will be damaged. Our business, financial condition, and results of operations will be materially adversely affected if we fail to manage growth challenges successfully.

  WE MUST TAKE THE RISK OF INTRODUCING NEW SERVICES IN ORDER TO COMPETE

     We plan to introduce new and expanded services, including e-commerce services, on TownPages in order to generate additional revenues, attract more consumers and respond to competition. There can be no assurance that we will be able to offer any new services in a cost-effective or timely manner or that any efforts will be successful. Furthermore, any new service we launch that is not favorably received by consumers could damage our reputation or our brand name. Expansion of our services in this manner will also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate revenues from expanded services sufficient to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

  ESTABLISHING AND MAINTAINING OUR BRAND RECOGNITION AND REPUTATION ARE ESSENTIAL TO OUR SUCCESS

     We believe that our success will depend to a large degree on our ability to successfully establish and maintain our brand recognition and reputation. In order to maintain a good reputation and strong brand name, we will need to invest heavily in our marketing and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. Even if we continue to provide good service to our customers, factors outside of our control, including actions by organizations that are mistaken for us, could affect our brand and the perceived quality of our services, thereby damaging our business.

 WE RELY UPON THIRD PARTIES FOR EQUIPMENT AND FOR KIOSK MANUFACTURE, ASSEMBLY, INSTALLATION, MAINTENANCE AND REPAIR

     Although our computer and network hardware and our kiosks are assembled from standard components which may be outsourced from a number of manufacturers and distributors, we have no equipment manufacturing capacity and will be dependent upon the timely delivery of quality equipment by those manufacturers and distributors. Furthermore, our kiosk assembly and installation capacity, and our equipment and kiosk maintenance and repair capacity, is quite limited. We will be dependent upon third party services for the timely, cost-effective, and proper installation, maintenance, and repair of our touch-screen kiosks and for the maintenance and repair of our equipment and network infrastructure. Failure by any of these third parties to perform as we require could materially adversely affect our business, operations, and financial condition.

  KEVIN R. LEECH CONTROLS US

     A corporation wholly-owned by Kevin R. Leech, one of our directors, beneficially owns 46.89% of our outstanding ordinary shares. Accordingly, Mr. Leech controls us and has the ability to elect and/or remove all of the members of our board of directors and to approve significant corporate transactions, including key mergers and acquisitions and subsequent financing transactions. He also has the ability to delay or prevent a change in our control and to discourage a potential acquiror of us or our shares.

  KEVIN R. LEECH, A DIRECTOR AND OUR PRINCIPAL STOCKHOLDER, MAY HAVE CONFLICTS OF INTEREST

     Mr. Leech is a director and principal shareholder of other high-technology companies, and companies that invest in high-technology companies. He is a significant shareholder and Chairman of ci4net.com, Inc., formerly known as Leisure Concepts International. ci4net owns majority interests in several European Internet companies for whom we provide Web site development services, including Travel the Net Ltd., currently one of our largest customers and the exclusive provider of the travel "channel" on TownPages. Mr. Leech is also the majority shareholder of Glen Investments Limited. Several customers of Morbria, one of our subsidiaries are owned by Glen Investments Limited. While we do not believe that those companies represent a competitive threat to us now or in the foreseeable future, it is possible that they may be competitors at some future date, or that conflicts of interest may arise from those relationships.

     Planet Edge Ltd., a subsidiary of ci4net.com, is a provider of Web site development services for Town Pages UK Limited. Town Pages UK Limited purchased goods and services in fiscal year 1999 from Planet Edge totaling pound sterling 738,680, or 16% of total cost of revenues. Planet Edge also provides secure e-commerce transaction and Web site hosting facilities to Morbria which Morbria's subsidiary, Graphic Palette, re-sells to its clients.

     Prior to our initial public offering, we financed our operations primarily through a discretionary secured operating line of credit from Glen Investments Limited. Upon completion of the offering, we converted pound sterling 850,000 ($1,373,000) owed to it by Town Pages UK Limited into 850,000 of our Series A preferred shares, which have priority over our ordinary shares with respect to dividend and liquidation rights and are convertible into ordinary shares at 120% of the initial public offering price per ADS, commencing on May 5, 2000. The balance of the indebtedness owed to that corporate affiliate was repaid from the net proceeds of our initial public offering.

  WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

     Our success and ability to compete is dependent in part on the protection of our original content for the Internet and on the goodwill associated with our trademarks, trade names and trade secrets. A substantial amount of uncertainty exists concerning the application of copyright laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide us with any competitive advantage.

     We will rely on trade secret and copyright laws to protect the proprietary technologies, primarily in the form of software, that we may develop in the future to manage and improve our Web site and advertising services, but there can be no assurance that those laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization.

     Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property.

     In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future. There can be no assurance that these third-party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. If we are unable to enter into and maintain any of these technology licenses, it could damage our business.

  OTHER COMPANIES MAY CLAIM WE ARE INFRINGING UPON THEIR PROPRIETARY TECHNOLOGY

     Given the nature of our business, we can not give assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed on their proprietary rights in connection with our Internet content. We are not aware of any claims. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could damage our business and financial condition.

  WE NEED TO CONTINUALLY OBTAIN OR DEVELOP AND DISPLAY USEFUL CONTENT IN AN ATTRACTIVE FASHION TO ATTRACT USERS AND ADVERTISERS

     Our success depends in part upon our ability to deliver interactive, locally-focused content in order to attract consumers with demographic characteristics valuable to our customers. Rapidly changing technology, emerging industry standards and consumer requirements that are subject to rapid change and frequent new service introductions characterize the markets for our services. These characteristics are exacerbated by the emerging nature of the local interactive content and service market and the expectation that many companies may introduce new Internet products and services addressing this market in the near future. There can be no assurance that we will be successful in obtaining or developing and providing new content and services or enhancing our existing local information services on a timely basis, or that our content and services will effectively address requirements of consumers or our customers or achieve market acceptance.

  WE MAY BE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES

     We may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on TownPages. Claims of this type have been brought, and sometimes successfully pressed, against online services. Although we carry general liability insurance, our insurance may not cover all claims or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our reputation, business, financial condition and results of operations.

  USERS MAY CONFUSE OTHER COMPANIES' DOMAIN NAMES WITH OUR OWN

     TownPages UK Limited has registered with the InterNIC registration service, the Internet domain names: www.townpagesnet.com, www.townpages.co.uk, www.townpages.org, www.townpagesplc.com, www.townpagesus.com, www.townpagesuk.com, and www.townpageseu.com. However, there are other substantially similar domain names which are registered by companies which may compete with us and our subsidiaries. In addition, new domains may be added in the future, allowing combinations and similar domain names that may be confusingly similar to our own. There can be no assurance that potential users and advertisers will not confuse our domain names with other similar domain names. If that confusion occurs,

     - we may lose business to a competitor, and

     - have to adjust our advertising rates and service fees accordingly, or

     - some users of our services may have negative experiences with other companies on their Web sites that those users erroneously associate with us.

  OUR BUSINESS DEPENDS ON ACCEPTANCE OF THE INTERNET AS AN EFFECTIVE ADVERTISING MEDIUM AND COMMUNICATIONS AND INFORMATION SEARCH TOOL

     The Internet is still a relatively new medium for advertising, communications, and information search and retrieval. Advertisers may not agree with our view that Internet advertising can be an effective means for satisfying their needs. We may be unable to persuade a large enough number of consumers and advertisers that our service satisfies their needs and does so better than traditional methods for advertising, communications, or information search and retrieval, or other Internet providers. Use of the Internet by consumers and advertisers would be hindered if the reliability, speed, security, and ease in use of the Internet and increased access to the Internet, through personal computers or otherwise, does not continue to improve. Also, as consumers and potential customers develop an awareness of how best to use the Internet, they may find that our Web site and services do not satisfy their demands. If that happens, we may be unable to adapt our services to meet those demands. Furthermore, potential customers may not agree on standards for determining how to measure the effectiveness of Internet advertising, or whether it is more effective than traditional advertising methods.

  OUR BUSINESS COULD BE HARMED BY ACTUAL OR THREATENED PENETRATION OF OUR NETWORK SECURITY

     Although we are not aware of any attempts by programmers or "hackers" to penetrate our network security, there can be no assurance that those actions will not occur in the future. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in the operation of TownPages, which could have a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant capital and resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability. We do not have "errors and omissions" or other insurance coverage specifically against losses which might be incurred due to computer viruses or product defects. Our business, results of operations, and financial condition could be materially adversely effected if contractual provisions attempting to limit our liability in these areas are not successful or enforceable, or if other parties do not accept these contractual provisions as part of our agreements.

  OUR BUSINESS DEPENDS SPECIFICALLY ON THE INTERNET INFRASTRUCTURE

     Many of the Internet service providers, online service providers and other Web site operators on whom we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. We also depend upon the reliability, speed, data capacity, ease of use, accessibility and security of the Internet as well as its continued development and acceptance for commercial use generally. A satisfactory Internet experience may also depend on the proper functioning and the continued development of equipment such as high speed modems and personal computers. New protocols or standards have been developed to handle new systems and increased level of activity at higher speeds in compliance with governmental regulations. Not all software and equipment protocols and standards are compatible. Users may experience difficulties due to computer-related, telecommunications, or other equipment, software, or system failures or shortcomings unrelated to our services. If users experience these difficulties, our reputation could be harmed. Moreover, failure of Internet service providers or online service providers to provide access to the Internet to our customers and users would prevent them from accessing our Web site, which could result in reducing the marketability of our services and an eventual loss of customers.

  WE MUST CONSTANTLY ADAPT TO RAPID TECHNOLOGICAL CHANGE

     Our industry is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements, and changing customer demands. Our success will depend, in part, on our ability to adapt rapidly to these developments. We must maintain adequate financial and technical resources to adapt to these changes or our systems and technologies could become incompatible or inefficient due to rapidly evolving software, computer hardware, and telecommunications standards.

  OUR BUSINESS WOULD BE HARMED IF SERVICE WAS INTERRUPTED DUE TO HARDWARE, SOFTWARE, TELECOMMUNICATIONS OR OTHER BREAKDOWNS

     Our operations may be interrupted if the computer, computer-related, telecommunications, or other equipment and software owned by us or by service providers upon whom we depend are damaged or prevented from operating. If we experience a temporary or permanent business interruption, whether due to a casualty or an operating malfunction, as a result of a move or otherwise, our business, operations, and financial condition could be adversely affected. We do not have any business interruption insurance, and our property insurance may not cover that type of loss.

  WE ARE DEPENDANT ON OUR KEY MANAGEMENT

     We depend upon our senior management team, led by Robert Bradshaw and Richard Walker, to successfully implement our business strategy. If Mr. Bradshaw or Mr. Walker or other members of the senior management team become unable or unwilling to continue in their present positions, our business and financial conditions could be damaged. We do not currently maintain key man life insurance on any of our officers.

  WE MAY NOT BE ABLE TO ATTRACT AND RETAIN NEEDED TECHNICAL PERSONNEL

     Currently, a large portion of our business involves Web site design, development and maintenance and network and kiosk operations, maintenance and repair. Our success depends in large part upon our ability to attract, train, motivate and retain qualified technical personnel. We may be unable to do so, particularly in view of the strong competition for individuals with Internet and related technical experience.

  WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION

     There are currently few laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted, or existing laws or regulations may be applied differently, with respect to the Internet, covering issues such as user privacy, pricing and quality of services. These laws and regulations could hinder growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, and could thereby cause our business to suffer. In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by agencies such as the Federal Communications Commission in the United States in the same manner as other telecommunications services. The costs of communicating on the Internet could increase substantially as a result of this type of regulation in the United States, the United Kingdom, or elsewhere, potentially slowing the growth in use of the Internet.

     The placement and operation of our external kiosks are also subject to various local zoning and similar laws and regulations which could delay, preclude, or increase the cost of kiosk installation and operation.

  THE PRICE OF OUR SECURITIES MAY BE HIGHLY VOLATILE

     The stock markets generally, and the Internet sector in particular, have experienced and are likely to continue to experience, significant price and volume fluctuations. This could result in sharp decreases in the price of our securities no matter how well or poorly we perform. The trading price of our securities could also fluctuate significantly in response to fluctuations in quarterly operating results, failures to meet analysts' expectations, developments in the Internet industry and our business, and other factors.

  WE DO NOT PLAN TO PAY CASH DIVIDENDS

     We are prohibited from paying cash dividends on our ordinary shares in any year in which we do not first declare and pay a 9% dividend on our Series A preferred shares. In any case, we do not currently intend to pay any cash dividends. In addition, if we intended to pay dividends, under English corporate law dividends are only payable out of distributable reserves, which are essentially equivalent to retained earnings. We currently have no distributable reserves and we cannot determine at this time if or when we will generate any.

  A SUBSTANTIAL NUMBER OF OUR ORDINARY SHARES ARE ELIGIBLE FOR FUTURE SALE

     The market price of our ADSs could drop as a result of sales of substantial amounts of our ordinary shares or ADSs in the public market or the perception that such sales may occur. These factors could also make it more difficult for us to raise funds through future offerings of stock.

     The 2,200,000 ordinary shares in the form of ADSs sold in our initial public offering are freely tradable without restriction except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act.

     Our remaining 5,000,000 outstanding ordinary shares are "restricted securities" as defined in Rule 144. Those shares may only be resold if there is an effective registration statement under the Securities Act covering those shares or an exemption from registration under Rule 144 or otherwise is available. The holders of all currently outstanding 5,000,000 ordinary shares have agreed that they will not sell any ordinary shares without the prior consent of the representative of the underwriters in our initial public offering until May 5, 2000. We intend to register all ordinary shares reserved for issuance under our stock option plan. Ordinary shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to "affiliates" and to the lock-up agreements described above.

     Our stock options and warrants are likely to be exercised, if at all, at a time when we otherwise could obtain a price for the sale of our ordinary shares or ADSs that is higher than the exercise price per share of the options or warrants. Any such exercise or the possibility of such exercise may impede our efforts to obtain additional financing through the sale of additional securities or make such financing more costly.

  PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO OUR ADS HOLDERS

     Under English corporate law, whenever we issue new shares for cash, subject to limited exceptions, we must grant to all of our shareholders, including holders of our ADSs, preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage. These statutory preemptive rights will not apply to our authorized but currently unissued shares for the period commencing December 15, 1998 and ending on December 31, 2003, but will apply thereafter. In any event, we may not be able to offer preemptive rights to US holders of ADSs unless an effective registration statement exists under the Securities Act covering those rights and the underlying shares. We intend to evaluate at the time of any rights offering the costs and potential liabilities and benefits to us of enabling US holders of ADSs to exercise preemptive rights, and then make a decision whether to file such a registration statement. If holders of ADSs are unable to exercise preemptive rights because no registration statement is filed or effective, Bankers Trust will attempt to sell the holders' preemptive rights if a viable secondary market exists and a profit can be realized after expenses. Bankers Trust would then distribute the net proceeds of the sale, net of Bankers Trust's fees and expenses, to the holders of the ADSs. The equity interests of the holders of ADSs would be diluted proportionately if they are unable to exercise preemptive rights.

  YOU MAY BE SUBJECT TO BOTH UNITED STATES AND UNITED KINGDOM TAXES

     We strongly urge you to consult with your tax advisors concerning the consequences of investing in our ADSs. Our ADSs are traded in the United States, but we are organized under the laws of England and Wales. A U.S. holder of our ADSs will be treated as the owner of the underlying ordinary shares for purposes of US and U.K. tax laws. Therefore, US federal, state and local tax laws and UK tax laws will apply to ownership of our ADSs and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

  MARKET PRICE OF OUR ADSS MAY BE SUBJECT TO FOREIGN EXCHANGE FLUCTUATIONS

     Fluctuations in the exchange rate between the British pound sterling and the US dollar are likely to affect the market price of the ADSs. For example, even though our financial statements are reported in British pounds sterling, if the value of the British pound sterling falls against the US dollar, our earnings per share in US dollars would be reduced. This may adversely affect the price at which our ADSs trade on US securities markets.

  UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST US

     All of our directors and executive officers and certain of the experts named in this prospectus are not residents of the United States and virtually all of the assets of these persons and virtually all of our assets are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in US courts, against these persons or against us, judgments of the US courts based upon civil liability provisions of the US federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of US courts to enforce certain civil liabilities based upon US federal or state securities laws in England against us or our directors or executive officers, or our experts.

  UNDER UK LAW A VOTE OF 75% OF THE STOCKHOLDERS IS REQUIRED TO APPROVE CERTAIN SIGNIFICANT CORPORATE TRANSACTIONS

     Under English law we are required to obtain the vote or consent of holders of 75% of our outstanding ordinary shares to complete certain significant transactions, including a merger with another corporation in some circumstances. This may make it more difficult for us to complete a merger or sale of our company which is deemed beneficial by our board of directors.

ITEM 2.  DESCRIPTION OF PROPERTY.

     The executive offices of TownPages Net.com plc are located at 11 Market Square, Alton, Hampshire, England GU34 1HD, United Kingdom, where we occupy approximately 242 square meters (approximately

2,540 square feet) of office space under a lease assigned to Town Pages UK Limited by Westbrook Property Developments Ltd. for Pounds Sterling 1. We pay approximately Pounds Sterling 36,000 ($58,000) per year in rent under the lease. Westbrook Property Developments Ltd. leased the premises from Lloyds Bank plc in 1989 for a 25 year term. Prior to the assignment, Westbrook licensed the space to us. The lease terminates on September 28, 2014. Andrew Neville Lyndon-Skeggs, our president and one of our directors, is the founder, Managing Director, and the beneficial owner of all of the shares of Westbrook Property Developments Ltd.

     The information technology department of Town Pages UK Limited is based at Welton House, Mill Lane in Alton, Hampshire, where we have a sublease expiring on April 26, 2006 for the ground floor. The rent is Pounds Sterling 5,674 per year.

     Town Pages UK Limited also uses premises for its council liaison department at Suite 4, Ground Floor, Dallam Court, Dallam Lane in Warrington under a license. We pay a monthly fee of Pounds Sterling 150 plus VAT for which we also receive the supply of certain business services. The agreement is terminable on one calendar month's notice.

     Morbria Limited occupies three units at Empress Buildings, 380 Chester Road in Manchester, United Kingdom under a lease expiring on July 12, 2009. The rent is Pounds Sterling 36,750 per year.

     Buyersguide Limited has its principal offices at 1(st) and 2(nd) Floors, 2 Osborne Terrace, Jesmond, in Newcastle upon Tyne, United Kingdom under a month-to-month lease. The rent is Pounds Sterling 1,667 per month. Buyersguide also has an additional telesales office located in 1(st) Floor, 25 York Place, in Leeds, United Kingdom, also on a month-to-month basis. The rent is Pounds Sterling 1,000 per month.

     WWW.CO.UK Limited occupies premises at 34/36 Orchard Road, Lytham St. Annes, in Lancashire, United Kingdom under a seven year lease expiring on September 28, 2005. The rent is Pounds Sterling 25,000 per year.

     Research Sales, Inc. has its primary offices in a rented 3,700 square foot facility at 1932 Monroe-Weddington Road in Matthews, North Carolina. We moved into these facilities in early March 2000 and are currently using one-third of the space. The rent is approximately $1,718.00 per month. We will build out the rest of the space to meet our growth needs by September 2000. We also have a research and development office located in Raleigh, North Carolina. The rent is $775.00 per month.

ITEM 3.  LEGAL PROCEEDINGS.

     We are not involved in any pending or, to our knowledge, threatened legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 4.  CONTROL OF REGISTRANT.

     The following table contains information concerning (1) those persons whom we know beneficially own more than 10% of our outstanding ordinary shares, and
(2) the total number of our ordinary shares owned by our directors and executive officers as a group. To our knowledge, no person beneficially owns more than 10% of our outstanding ADSs, and none of our directors or executive officers owns any of our ADSs. Unless otherwise indicated in the footnotes below, this information is based on share ownership as of December 31, 1999. Except as otherwise noted, the persons named in this table, based upon information provided by those persons to us, have sole voting and investment power with respect to all ordinary shares or ADSs beneficially owned by them. Unless otherwise indicated, the address of each beneficial owner is c/o TownPagesNet.com plc, 11 Market Square, Alton, Hampshire, England GU34 1HD, United Kingdom. Ordinary shares beneficially owned and percentage of ownership are based on 9,597,718 ordinary shares outstanding as of December 31, 1999. ADSs beneficially owned and percentage of ownership are based on 2,200,000 ADSs outstanding as of December 31, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or dispositive power with respect to our ordinary shares.

                                                            NUMBER OF         PERCENTAGE OF OUTSTANDING
                                                         ORDINARY SHARES           ORDINARY SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                    BENEFICIALLY OWNED       BENEFICIALLY OWNED
------------------------------------                    ------------------    -------------------------
Raven Ventures Limited................................      4,500,000                   46.89%
  La Motte Chambers
  St. Helier, Jersey,
  Channel Islands JE11BJ
Kevin R. Leech........................................      4,500,000                   46.89%
  La Motte Chambers
  St. Helier, Jersey,
  Channel Islands JE11BJ
All directors and executive officers as a group (9
  persons)............................................      4,841,500                   50.44%

ITEM 5.  NATURE OF TRADING MARKET.

MARKET INFORMATION

     Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our ADSs are traded on the American Stock Exchange. Each ADS represents one ordinary share. Price quotations for our ADSs were reported on the AMEX under the symbol "TPN" beginning on May 5, 1999. As of December 31, 1999, we had 9,583,936 ordinary shares issued and outstanding of which 2,200,000 are represented by ADSs evidenced by ADRs issued by Bankers Trust Company, as depositary. As of December 31, 1999, all 2,200,000 of our ADSs were held of record by one registered holder, our depositary, a United States company. This represents approximately 23% of our outstanding ordinary shares.

     The following table sets forth the high and low closing sale prices for our ADSs (rounded to the nearest cent), on the AMEX, from the beginning of trading on May 5, 1999 to March 31, 2000. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                               HIGH       LOW
                                                              -------    ------
FISCAL 1999
  Second Quarter (from May 1999)............................  $10.125    $6.625
  Third Quarter.............................................  $ 9.375    $6.250
  Fourth Quarter............................................  $ 7.875    $4.250
FISCAL 2000
  First Quarter.............................................  $ 9.375    $4.875

DIVIDEND INFORMATION

     We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

REGISTRAR, TRANSFER AGENT AND DEPOSITARY

     Lloyd's Registrars acts as our registrar and transfer agent. Bankers Trust Company acts as our depositary with respect to our American Depositary Receipts.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no United Kingdom foreign exchange control restrictions on the payment of dividends or other payments to holders of ordinary shares or on the conduct of our operations.

     There are currently no restrictions under our Memorandum or Articles of Association or under English law which limit the rights of non-resident or foreign owners to freely hold, vote and transfer ordinary shares in the same manner as United Kingdom residents or nationals.

ITEM 7.  TAXATION.

UNITED STATES FEDERAL INCOME TAX AND UNITED KINGDOM TAX CONSEQUENCES TO PERSONS WHO ARE OWNERS OF ADSS

     The following generally summarizes certain United States federal and United Kingdom tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs to citizens or residents of the United States for United States federal income tax purposes (who are not also resident or, in the case of individuals, ordinarily resident, in the United Kingdom for United Kingdom tax purposes), corporations or partnerships created or organized under the laws of the United States or any State thereof, or estates or trusts the income of which is subject to United States federal income taxation regardless of its source (collectively, "U.S. Holders"). This summary does not address any U.S. state income tax consequences to any U.S. Holder.

     The statements of United States and United Kingdom tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Annual Report and are subject to any changes in the United States or English law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the United States and the United Kingdom (the "Conventions"), occurring after such date and (ii) in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement (the "Deposit Agreement") entered into by the Company, the Depositary, and the registered holders of ADRs and the owners of a beneficial interest in bank entry ADRs, and any related agreement will be performed in accordance with its terms. No assurance can be given that taxing authorities or the courts will agree with this analysis.

     This summary is of a general nature only and does not discuss all aspects of United States and United Kingdom taxation that may be relevant to a particular investor. This summary deals only with ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold Ordinary Shares or ADSs as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the United States dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of the Company's outstanding voting share capital in the event that the Company were to be classified as a "controlled foreign corporation" for United States federal tax purposes. Although the Company was not a controlled foreign corporation as of the date of this Annual Report, there can be no assurance that it will not be a controlled foreign corporation in the future. This summary does not address the U.S. federal income tax consequences to the Company or any U.S. Holder if the Company is determined to be a foreign personal holding company, a personal holding company or a passive foreign investment company, as such terms are defined for U.S. federal income tax purposes.

     For purposes of the Conventions and the United States Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), U.S. Holders will be treated as the beneficial owners of the Ordinary Shares represented by ADSs evidenced by ADRs.

TAXATION OF DIVIDENDS

  United Kingdom

     Under current U.K. law, if dividends are paid by the Company, U.K. resident individual shareholders will receive a notional (non-repayable) tax credit equal to one-ninth of the net cash dividend (10% of the gross dividend) such that the individual's lower and basic rate tax liability on the amount of the dividend and notional tax credit will be satisfied. Only higher rate taxpayers will be required to pay any further income tax (equivalent to 25% of the dividend received).

     Different rules and rates apply to shareholders who are trustees of U.K. resident trusts.

     Dividends paid by U.K. resident companies to other U.K. resident companies carry a tax credit (currently one-ninth) in respect of the amount of the dividend. The dividend and tax credit will constitute franked investment income in the hands of the recipient company and normally a UK resident company will not be liable to UK tax on any such dividends. For dividends paid on or after April 6, 1999, U.K. companies are no longer entitled to claim a repayment of the tax credit in any circumstances.

     An Eligible U.S. Holder (as defined in the Convention) is entitled under the Convention relating to income taxes (the "Income Tax Convention") and current United Kingdom tax legislation to claim from the United Kingdom Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the United Kingdom for United Kingdom tax purposes would have been entitled had he received the dividend (the "Tax Credit Amount") subject to a United Kingdom withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. However, the reduction in the rate of the tax credit from April 6, 1999 to one-ninth of the amount of any dividend means that Eligible U.S. Holders have ceased to be able to obtain a Treaty Payment as from that date. It should be noted that the United States Treasury announced on October 1, 1998, its intention to hold a round of talks with the United Kingdom for the purpose of updating the Income Tax Convention to reflect tax law developments in the respective countries. It is not anticipated that any new Income Tax Convention will be effective prior to January 1, 2000.

  United States

     Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," for United States federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder and (ii) will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for United States federal income tax purposes. Subject to certain limitations including certain minimum holding periods, the 15% United Kingdom withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's United States federal income taxes. For the purposes of the foreign tax credit limitation, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by the Company. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for United States federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the ADSs, and any excess will be treated as a capital gain.

     As mentioned above, certain minimum holding periods must be met in order for a U.S. Holder to credit the foreign tax imposed on foreign source dividends. For dividends paid or accrued after September 4, 1997, a U.S. Holder will be denied a foreign tax credit for foreign withholding taxes imposed on a dividend if the U.S. Holder has not held the ordinary share or ADS for more than 15 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary share or ADS are not counted toward meeting the holding period required by statute. A U.S. Holder that is under an obligation to make related payments with respect to the ordinary shares or ADRs (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend. U.S. Holders that fail to meet the holding period requirements are instead allowed a deduction equal to the foreign tax credits disallowed.

TAXATION OF CAPITAL GAINS

  United Kingdom

     A U.S. Holder who is not resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes will not be liable for United Kingdom tax on capital gains realized or accrued on the sale or other disposal of ADSs unless the ADSs are held in connection with a trade or business carried on by such U.S. Holder in the United Kingdom through a branch or agency which constitutes a permanent establishment or fixed base, and the ADSs are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

  United States

     Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," a U.S. Holder will be liable for United States federal income tax on such gains to the same extent as on any other gains from sales or dispositions of stock. In the case of individual U.S. Holders, such gains may be eligible for preferential capital gains rates depending on holding period, date of sale and the individual's marginal federal income tax rate. Generally, for sales or exchanges of stock that occur after December 31, 1997, any capital gain will be subject to a maximum tax rate of 20% for shares held for more than one year. Shares held less than one year will be treated as short-term capital gain and taxed as ordinary income at the U.S. Holder's marginal income tax rate. Capital gains and losses realized on the disposition of ordinary shares generally will be United States source gains and losses for purposes of the United States foreign tax credit limitations.

     A U.S. Holder that is liable for both United Kingdom and United States tax on a gain on the disposal of the ADSs should generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of United Kingdom capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's United States federal income tax liability in respect of such gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit United Kingdom tax against their United States federal income tax liability.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     If the Company were deemed to be a passive foreign investment company (a "PFIC") for United States federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of ADSs (or receipt of certain distributions) would be treated as ordinary income. Such income would be allocated over the holding period of the U.S. Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. The Company will be classified as a PFIC if either (i) 75% or more of its gross income is passive income or (ii) 50% or more of its average assets by value produce or are held for the production of passive income (including cash). The Company has determined that it was not a PFIC for its taxable year ended December 31, 1997 and intends to manage its business so as not to become a PFIC. If the Company were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her ADSs as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income his or her proportionate share of the Company's earnings and profits in years in which the Company is a PFIC, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her ADSs generally would be taxed as a capital gain. The Company will continue to monitor its status and will, promptly following the end of each taxable year, notify shareholders if it believes that it is properly classified as a PFIC for that taxable year to enable U.S. Holders to consider whether to make a QEF Election. In addition, the Company intends to comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making the QEF Election if the Company is treated as a PFIC. If the Company were deemed to be a PFIC, in addition to the QEF election, under the mark-to-market regime, an electing shareholder may also report as gross income (or loss) any amount by which the stock's fair market value exceeds (or is less than) the tax basis in the stock at year end.

UNITED KINGDOM INHERITANCE TAX

     An ADS beneficially owned by an individual U.S. Holder who is domiciled in the United States for the purposes of the Convention relating to estate and gift taxes (the "Estate and Gift Tax Convention") is not subject to United Kingdom inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the ADS is part of the business property of a United Kingdom permanent establishment of the individual or pertains to a United Kingdom fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the United Kingdom, based on priority rules set forth in that Convention, in a case where an ADS is subject to both United Kingdom inheritance tax and United States federal gift or estate tax. There are special rules applying to trusts.

UNITED STATES GIFT AND ESTATE TAXES

     An individual U.S. Holder will be subject to United States gift and estate taxes with respect to the ADRs in the same manner and to the same extent as with respect to other types of personal property.

UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX

     The acquisition or transfer of Ordinary Shares is subject to U.K. stamp duty at Pounds Sterling 0.50 per Pounds Sterling 100 (or part thereof) of the consideration price. There is also a charge to U.K. Stamp Duty Reserve Tax ("SDRT") at 0.5% of the consideration on the agreement to transfer Ordinary Shares but repayament of SDRT may be obtained if an instrument to transfer the Ordinary Shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

     Stamp duty or SDRT at the same rates arise on the deposit of Ordinary Shares with the Custodian of a Depositary (or certain persons providing clearance services) or their nominees or agents and will be payable by the Depositary or such person, under the Deposit Agreement. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such tax to the Depositary.

     There is no U.K. Stamp Duty on the acquisition or transfer of an ADS provided that any agreement to transfer the ADS is executed and retained outside the U.K. The transfer of Ordinary Shares by the Custodian of the Depositary (or its nominee) to the ADS holder will attract stamp duty of Pounds Sterling 0.50 provided the ADS holder is not transferring beneficial ownership.

     If the pending United Kingdom Finance Bill is enacted, the Stamp Duty of Pounds Sterling 0.50 per Pounds Sterling 100 (or part thereof) will increase to Pounds Sterling 5.00 per Pounds Sterling 100 (or part thereof) with effect from October 1, 1999 and additionally, interest (at a variable rate to be fixed by the Government regulations) will become payable on Stamp Duty due on any instrument which is not paid within 30 days of execution of the instrument. This will also apply to instruments executed outside the U.K. if they are later brought into the U.K., thereby becoming liable to Stamp Duty, in which case interest on unpaid Stamp Duty will accrue by reference to the date of execution.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of ADSs or ordinary shares made within the United States to a non-corporate United States person, and "backup withholding" at a rate of 31% will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the Internal Revenue Services of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8BEN, W-8ECI or W-9.

     In general, payment of the proceeds from the sale of ADSs or ordinary shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of ADSs or ordinary shares through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of ADSs or ordinary shares through an office outside the United States of a broker (a) that is a United States person, (b) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (c) that is a "controlled foreign corporation" as to the United States, or (d) with respect to payments made after December 31, 1999, that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in United States Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data each of the three years in the period ended December 31, 1999 and at December 31, 1998 and 1999, are derived from our consolidated financial statements and the notes thereto appearing elsewhere in this annual report and which have been audited by Ernst & Young, independent auditors. The selected consolidated financial data for the period November 5, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and at December 31, 1995, 1996 and 1997, were derived from our consolidated financial statements which are not included in this annual report and which have been audited by Ernst & Young, independent auditors.

     Solely for your convenience, certain US dollar amounts have been translated from pounds sterling at the December 31, 1999 noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York of (pounds sterling) 1.00 = $1.6150. The data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and those consolidated financial statements and the notes thereto.

                          STATEMENT OF OPERATIONS DATA

                                    NOVEMBER 5,
                                  1995 (INCEPTION)                  FOR THE YEARS ENDED DECEMBER 31,
                                  TO DECEMBER 31,    --------------------------------------------------------------
                                        1995           1996        1997         1998         1999          1999
                                  ----------------   ---------   ---------   ----------   -----------   -----------
                                                                                                        Amounts in
                                                      Amounts in Pounds Sterling                        US Dollars
Net revenues....................      L     --       L   6,225   L   8,359   L1,120,103   L 7,247,846   $11,705,271
Cost of revenues................            --          21,750      43,781      743,630     4,649,317     7,508,647
                                      --------       ---------   ---------   ----------   -----------   -----------
Gross profit (loss).............            --         (15,525)    (35,422)     376,473     2,598,529     4,196,624
Operating expenses
  Research and development......            --          21,148      40,832       67,910        77,371       124,954
  Sales and marketing...........            --          24,943      20,194      351,633     1,028,005     1,660,228
  General and administrative....         8,052          94,429     220,057      715,168     2,565,396     4,143,116
  Depreciation and
    amortization................            --           9,289      12,572       42,022     1,088,606     1,758,098
                                      --------       ---------   ---------   ----------   -----------   -----------
Total Operating expenses........         8,052         149,809     293,655    1,176,733     4,759,378     7,686,396
Loss from operations............        (8,052)       (165,334)   (329,077)    (800,260)   (2,160,849)   (3,489,772)
Other income (expense)..........            --          (1,575)    (17,487)     (71,836)      211,884       342,191
                                      --------       ---------   ---------   ----------   -----------   -----------
Loss before income taxes........        (8,052)       (166,909)   (346,564)    (872,096)   (1,948,965)   (3,147,581)
Provision for income taxes......            --              --          --           --       108,669       175,500
                                      --------       ---------   ---------   ----------   -----------   -----------
Net loss........................      L (8,052)      L(166,909)  L(346,564)  L (872,096)  L(2,057,634)  $(3,323,081)
                                      ========       =========   =========   ==========   ===========   ===========
Basic and diluted net loss per
  share.........................      L  (0.03)      L   (0.10)  L   (0.07)  L    (0.17)  L     (0.29)  $     (0.47)
                                      ========       =========   =========   ==========   ===========   ===========
Shares used in computing basic
  and diluted net loss per
  share.........................       236,626       1,672,225   5,000,000    5,000,000     7,111,075     7,111,075
                                      ========       =========   =========   ==========   ===========   ===========

                               BALANCE SHEET DATA

                                                              AS OF DECEMBER 31
                                   -----------------------------------------------------------------------
                                    1995      1996       1997         1998          1999          1999
                                   -------   -------   ---------   -----------   -----------   -----------
                                                                                               Amounts in
                                                  Amounts in Pounds Sterling                   US Dollars
Cash and cash equivalents........  L    43   L 2,408   L  12,868   L    33,868   L   647,035   $ 1,044,962
Deferred revenue.................       --        --          --       228,244     4,425,939     7,147,892
Total assets.....................    1,948    20,544      36,437     1,631,931    28,860,947    46,610,431
Total stockholders' equity (net
  capital deficiency)............   (3,052)   (2,461)   (349,025)   (1,221,121)   18,657,048    30,131,133

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We were incorporated in England and Wales on July 31, 1998 under the name Town Pages Holdings plc. We acquired all of the share capital of Town Pages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999. Town Pages UK Limited was incorporated on November 5, 1995. All references to operations and financial condition for all fiscal periods prior to December 15, 1998 are to the operations and financial condition of Town Pages UK Limited.

     We successfully completed our initial public offering on May 5, 1999, when we sold American Depository Shares representing 2,200,000 ordinary shares. The net proceeds from that offering have primarily been used to make strategic acquisitions to enhance our growth and provide working capital to roll out our infrastructure expansion plans.

     Our primary subsidiary, Town Pages UK Limited, provides new media related services to both consumers and businesses. Its business is divided into four segments: the TownPages information service which provides comprehensive, up-to-date, locally-focused information about specified towns and cities in the United Kingdom; the Town Pages touch-screen kiosks; Web Channels and Web site design services; and business-to-business new media services.

     Since our initial public offering, we have completed four acquisitions of companies we believe present significant opportunities in addition to offering technologies and/or expertise complementary to our business. The first three acquisitions were of UK companies. The fourth company acquired is a US company.

     In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The acquisition strengthened our sales personnel resources and also provided local community content for our TownPages information service. This was followed in September by the acquisition of Morbria Limited and its subsidiaries. Morbria and its subsidiaries provide Web site design, advertising, marketing and communications services. The Morbria acquisition had the effect of doubling our Web site design personnel.

     In October 1999, we acquired Buyersguide Limited, an Internet-based business-to-government company. The following month, we acquired Research Sales, Inc. Research Sales is a polling and market research company. Our kiosks and Web site provide additional opportunities for data collection for the Research Sales, Inc. Portrait of America Web site. We also intend to develop a Portrait of the UK Web site with Research Sales that would in turn provide additional content for our Town Pages information service.

     We have incorporated the results of operations of these subsidiaries from the date of acquisition. Hence, our fiscal 1999 figures do not reflect a full year's trading from these businesses. Our stated net loss is after a charge of L830,701 ($1,341,582) arising from amortization of goodwill arising from the acquisitions.

     We had intended to roll out approximately 3,450 free-to-use public information kiosks throughout the United Kingdom by striking partnerships with UK local governments or councils to offer their communities a number of free kiosks with free Internet access. We expected that UK government initiatives as well as anticipated strong growth in demand for Internet access to facilitate e-commerce would cause local governments in the United Kingdom to cooperate with our expansion plans. Our business plan contemplated that our main revenue stream would be generated through local advertising via the kiosks, and that once the roll-out program reached critical mass, the local advertising would be largely replaced by more lucrative national advertising contracts.

     We have decided to change the business strategy of Town Pages UK Limited because we are disappointed with the reception of our kiosk roll-out program. We believe that the slower than expected development of e-commerce in the United Kingdom, coupled with the introduction of free Internet service providers such as Freeserve and Altavista, have diminished the pressure on local governments to cooperate with our plans, thereby delaying our roll-out program. Consequently, we do not expect that sales revenues from our kiosks will meet our targets.

     In view of these conditions, as well as the increased prospect of competition from other companies with the passage of time, we have revised our approach to the roll-out of kiosks in terms of both the manner in which we assess the numbers of kiosks to be installed in any given area and in the targeting of suitable locations. We will focus on targeting cities and larger towns at this time because we believe that there is more receptivity to kiosks in those locales. In addition, we will install additional kiosks only where we believe that there are easily identifiable revenue opportunities which will support the costs of installing and maintaining the kiosks. In this connection, we will seek agreements with businesses, principally national businesses, to share the cost of installing and maintaining kiosks in return for co-branding the kiosks. These steps will limit the number of kiosks that will be installed in the foreseeable future to several hundred kiosks.

     We continue to be committed to the Town Pages concept, however, and believe that a recent upturn in commercial and government interest in kiosks eventually will improve the climate for a broader roll-out of our kiosks. In the meantime, we intend to concentrate on expanding the revenue opportunities that we believe are available through Town Pages's information service, our Web channels/Web design services, and our business-to-business new media services.

RESULTS OF OPERATIONS

     The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1997      1998     1999
                                                              -------    -----    -----
                                                                 %         %        %
Revenues:
  Advertising revenues......................................      61%       4%      18%
  Contract and other revenues...............................      39%      82%      28%
  Contract revenues from related parties....................      --%      14%      54%
                                                              ------     ----     ----
Total revenues..............................................     100%     100%     100%
Cost of revenues:
  Maintenance and hosting costs.............................      --%      16%      19%
  Cost of contract revenue & other..........................     524%      50%      28%
  Advertising and commission costs..........................      --%      --%      17%
                                                              ------     ----     ----
Total cost of revenue.......................................     524%      66%      64%
                                                              ------     ----     ----
Gross profit (loss).........................................    (424)%     34%      36%
Operating Expenses:
  Sales and marketing.......................................     242%      31%      14%
  Research and development..................................     488%       6%       1%
  General and administrative................................   2,633%      64%      35%
  Depreciation and amortisation.............................     150%       4%      15%
                                                              ------     ----     ----
Total operating expenses....................................   3,513%     105%      65%
                                                              ------     ----     ----
Loss from operations........................................  (3,937)%    (71)%    (29)%
Interest expense............................................    (213)%     (8)%     (1)%
Interest income.............................................       4%      --%       2%
Other income................................................      --%       2%      --%
Foreign exchange gain.......................................      --%      --%       2%
Minority interests..........................................      --%      --%      (1)%
                                                              ------     ----     ----

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                               1997      1998     1999
                                                              -------    -----    -----
                                                                 %         %        %
Loss before income taxes....................................  (4,146)%    (77)%    (27)%
Provision for income taxes..................................      --%      --%      (1)%
                                                              ------     ----     ----
Net loss....................................................  (4,146)%    (77)%    (28)%
                                                              ======     ====     ====

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

  Advertising revenue

     Advertising revenue increased to Pounds Sterling 1,312,561 ($2,119,786) for the year ended December 31, 1999 from Pounds Sterling 40,839 for the year ended December 31, 1998. Advertising revenue derived from acquisitions during the period amounted to Pounds Sterling 1,229,651 ($1,985,886).We anticipate that revenues from this source will account for an increasing amount of net revenues in the future as a) we are able to include a full year's results from each of the acquisitions, and b) the future revenues of the acquired businesses increase as anticipated.

  Contract revenue and other

     Contract and other revenues increased to Pounds Sterling 5,935,285 ($9,585,485), of which Pounds Sterling 3,885,242 ($6,274,666) were with related parties, for the year ended December 31, 1999, from Pounds Sterling 1,079,264 of which Pounds Sterling 159,742 were with a related party for the year ended December 31, 1998.

     The increase was principally due to the commencement of 20 new contracts for complex web site design services during the fiscal year ended December 31, 1999. Revenues of L4,308,825 ($6,958,752) were recognized under the fiscal year 1999 contracts to December 31, 1999. These 20 contracts accounted for 59% of total net revenues for the fiscal year ended December 31, 1999. We anticipate that revenues from web site design services will form a lesser percentage of total revenues as advertising and other services develop.

     Contract revenue derived from the acquisitions during the period amounted to L325,209 ($525,213). We anticipate that contract revenues from the acquisitions will remain constant, as the contracts pertain to established secure business.

     Our management performs ongoing credit evaluations of our customers' financial condition and generally does not require collateral on accounts receivable. When required, we maintain allowances for credit losses and those losses have not been material to date. The balance of the allowance for doubtful accounts as of December 31, 1999 of L180,966 ($292,260). There was no provision as of December 31, 1998. This increase is due to the inclusion of WWW and Buyersguide which provide an allowance for specific bad debts.

COST OF REVENUES

  Maintenance and hosting costs

     Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, purchase and installation of public information point kiosks, repair and maintenance of equipment and systems, collection, development, and processing for display on the TownPages service of locally-focused content. Maintenance and hosting costs increased to L1,388,408 ($2,242,279) for the year ended December 31, 1999, from L179,776 for the year ended December 31, 1998. The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of additional TownPages kiosks and hosting costs in respect of channels. We anticipate that those costs will continue to grow in absolute amounts for the foreseeable future as we pursue our expansion plan.

  Costs of contract revenues and other

     Cost of contract and other revenues consists primarily of Web site design and related operating costs. Cost of contract and other revenues increased to L2,057,296 ($3,322,533) for the year ended December 31, 1999, from L563,854 for the year ended December 31, 1998.

     The increase in costs was principally as a result of servicing the additional web development channel contracts procured during the year.

     We would expect these costs to increase in future in proportion with further channel contracts which may be procured and advertising sales gained.

     Cost of contract revenues and other relating to the acquisitions totaled L416,182 ($672,134). As with the revenues, we anticipate the costs of contract revenues to remain constant, and in proportion to the revenues attained.

  Advertising and commission costs

     Advertising and commission costs amounted to L1,203,613 ($1,943,835) for the year ended December 31,1999. There was no equivalent in the prior year, as these costs derived from commission and other direct selling costs with regard to the advertising sales operations of the newly acquired subsidiaries. We would expect these costs to grow in absolute terms in the future as a full year's results from these acquisitions are included.

OPERATING EXPENSES

  Sales and marketing expenses

     Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our radio, bus, direct mailings, printed ads, film trailer advertising and telesales campaigns in the United Kingdom. Sales and marketing expenses increased to L1,028,005 ($1,660,228) for the year ended December 31, 1999, from L351,633 for the year ended December 31, 1998.

     The increase in sales and marketing expenses was primarily due to the roll-out of TownPages and increases in the number of sales personnel and expenses associated with promotion and marketing efforts. We expect that sales and marketing expenses will grow significantly in pounds sterling for the foreseeable future as we pursue our expansion and branding strategy and hire additional sales and marketing personnel.

  Depreciation and amortization expenses

     Amortization expenses increased to L830,701 ($1,341,582) for the year ended December 31, 1999, from nil for the year ended December 31, 1998. This increase was principally the result of amortization of goodwill arising from acquisitions made during the year. We expect this cost to increase further in the future to reflect a full year's goodwill amortization charge.

  Research and development expenses

     Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs, overhead costs, editorial costs, equipment depreciation and supplies. These costs have been charged to research and development expenses as incurred. Research and development expenses increased to L77,371 ($124,954) for the year ended December 31, 1999, from L67,910 for the year ended December 31, 1998.

     The increase in research and development expenses was primarily due to the continued roll-out of TownPages kiosks and attendant increases in the number of personnel involved in the development of our web site. We expect that research and development expenses will continue to fall as a proportion of total revenue as the business matures.

  General and administrative

     General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities, legal and other fees for professional services. General and administrative expenses increased to L2,565,396 ($4,143,116) for the year ended December 31, 1999, from L715,168 for the year ended December 31, 1998.

     General and administrative expenses arising from the acquisitions totaled L669,988 ($1,082,031), 26% of the total general and administrative costs.

     The increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the increase in professional fees required for SEC and general corporate governance compliance purposes. We expect that we will incur additional general and administrative expenses in for the foreseeable future as we hire additional personnel and incur additional expenses related to the growth of the business and our operations as a public company.

  Interest and other income/expense, net

     Interest and other income/expenses, net includes income from our cash and investments and expenses related to our financing obligations. Interest income, net amounted to L118,190 ($190,876) compared to a net expense of L71,386 for the year ended December 31, 1998.

     The turnaround was primarily due to the monies held on deposit following the initial public offering and the repayment of the debenture loan. We anticipate that the figure will reduce in the foreseeable future as our funds are utilized for working capital purposes.

  Foreign exchange gain

     The foreign exchange gain amounted to L163,653 ($264,299) for the year ended December 31, 1999. There was no equivalent in the prior year.

     The gain resulted from funds held in a US dollar account for a period of time following the initial public offering and an appreciation in the dollar rate against the pound sterling during that period. We do not anticipate similar one off gains or losses in the foreseeable future.

  Net loss

     Due to a substantial increase in operating expenses to finance our continued development, increased penetration of existing markets and expansion into additional markets including our acquisition programme, the net loss after provision for income taxes increased to L2,057,634 ($3,323,081) for the year ended December 31, 1999, compared to a net loss of L872,096 for the year ended December 31, 1998.

     We anticipate that losses may continue to arise on an annual and quarterly basis for the foreseeable future.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

REVENUES

  Advertising revenues

     Advertising revenues increased to L40,839 for the year ended December 31, 1998, from L5,063 for the year ended December 31, 1997. The increase was due primarily to the commencement of commercial operations of TownPages in Winchester, England and an increase in the number of subscribers to the TownPages service. We installed seven TownPages kiosks in Winchester, England in late May 1998 and a kiosk in Brighton, England in July 1998.

  Contract revenue and other

     Contract and other revenues increased to L1,079,264, of which L159,742 are with a related party, for the year ended December 31, 1998 from L3,296 for the year ended December 31, 1997. The increase was due to the commencement of four contracts for complex Web site design services during the fourth quarter of 1998. These four contracts accounted for 19%, 14%, 30% and 33% respectively of total net revenues for the year ended December 31, 1998.

COST OF REVENUES

  Maintenance and hosting costs

     Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, purchase and installation of public information point kiosks, repair and maintenance of equipment and systems, collection, development, and processing for display on TownPages of locally-focused content. Maintenance and hosting costs increased to L179,776 for the year ended December 31, 1998, from zero for the year ended December 31, 1997. The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of the eight TownPages kiosks.

  Costs of contract and other revenues

     Cost of contract and other revenues consists primarily of certain Web site design costs and related operating costs. Cost of contract and other revenues increased to L563,854 for the year ended December 31, 1998 from L43,781 for the year ended December 31, 1997. The increase was due to the commencement of four contracts for Web site design services during the fourth quarter of 1998. Costs of L526,044, directly related to these contracts, were incurred in the quarter.

OPERATING EXPENSES

  Research and development expenses

     Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs, overhead costs, editorial costs, equipment depreciation and supplies. These costs have been charged to research and development expenses as incurred. Research and development expenses increased to L67,910 for the year ended December 31, 1998, from L40,832 for the year ended December 31, 1997. The increase in research and development expenses was primarily due to the roll-out of TownPages into the Winchester, England market and attendant increases in the number of personnel involved in the development of our Web site.

  Sales and marketing expenses

     Sales and marketing expenses consist primarily of salaries of sales and marketing personnel, commissions, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our radio, bus, direct mailings, printed ads, film trailer advertising and telesales campaigns in the United Kingdom. Sales and marketing expenses increased to L351,633 for the year ended December 31, 1998, from L20,194 for the year ended December 31, 1997. The increase in sales and marketing expenses was primarily due to the roll-out of TownPages into the Winchester, England market and attendant increases in the number of sales personnel, increased sales commissions and increased expenses associated with promotion and marketing efforts.

  General and administrative

     General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and legal and other fees for professional services. General and administrative expenses increased to L715,168 in the year ended December 31, 1998, from L220,057 for the year ended December 31, 1997. The increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the preparation and updating of our business plan. General and administrative expenses decreased as a percentage of net revenues because of the growth in net revenues.

  Interest and other income/expense, net

     Interest expense, net includes income from our cash and investments and expenses related to our financing obligations. Interest expense, net increased to L71,836 for the year ended December 31, 1998, from L17,487 for the year ended December 31, 1997. The increase was primarily due to an increase in borrowings from an affiliate of Kevin R. Leech, a director and, through a corporate affiliate, the owner of 90% of our share capital. We anticipate that this interest expense will decrease significantly after the affiliate converts the indebtedness into our Series A preferred shares.

  Net loss

     Although our net revenues increased for the year ended December 31, 1998, as compared to the year ended December 31, 1997, a substantial increase in operating expenses to finance the continued development of TownPages, increased penetration of existing markets and expansion into additional markets caused us to incur a net loss of L872,096 for the year ended December 31, 1998, as compared to a net loss of L346,564 for the year ended December 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to our initial public offering, we financed our operations primarily through a discretionary secured operating line of credit from Glen Investments, an investment vehicle owned by Kevin Leech, our majority stockholder and one of our directors. At December 31, 1998, we owed approximately L1.8 million, inclusive of interest under this line of credit. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our ordinary shares. Upon completion of this offering, L850,000 was converted into 850,000 of our 9% Series A preferred shares. This L850,000 represented the outstanding balance owed to Glen Investments Limited as at May 5, 1999. Proceeds from the offering were L10,708,677 ($17,294,512), net of offering costs. At December 31, 1999, we had cash and cash equivalents and short-term investments of approximately L647,035 ($1,044,962).

     TownPages does not use derivative financial instruments in its investment portfolio. TownPages considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

     Net cash used in operating activities for the years ended December 31, 1999 and 1998 was L3,349,855 ($5,410,014) and L1,214,000, respectively. Cash used in operating activities in each period was primarily the result of an increase in accounts receivable related to the expansion of web contracts offset by an increase in deferred income and accounts payable as a result of the growth of our business.

     Net cash used in investing activities for the years ended December 31, 1999 and 1998 was L2,461,376 ($3,975,122) and L148,266, respectively. Cash used in investing activities in 1999 was primarily related to the acquisitions. We will continue to evaluate the acquisition of products, businesses and technologies that complement our business.

     Net cash provided by financing activities for the years ended December 31, 1999 and 1998 was L6,424,398 ($10,375,401), and L1,383,266, respectively. Cash provided by financing activities in the year ended December 31, 1999 was primarily attributable to net proceeds from the issuance of common stock. Cash used in financing activities in the year ended December 31, 1999 was related to the payback of the debenture loan from a shareholder and the repayment of acquired overdrafts.

     If cash generated by operations is insufficient to satisfy our liquidity requirements, we may need to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. We may not be able to raise any such capital on terms acceptable to us or at all.

     We believe that we will be able to obtain additional funds through private or public equity, bank credit facilities, or through additional funding from Glen Investments Limited. In the event that adequate funds are not available from these sources, we will reduce our level of spending. In these circumstances, Glen Investments Limited has given an undertaking that it will provide sufficient funds to us so that we will be able to continue to meet our obligations as they fall due for the next twelve months.

EFFECTS OF THE EURO

     Under the terms of the Treaty on European Economic and Monetary Union, commonly referred to as the EMU, as of January 1, 1999, the euro was introduced as a common currency among the eleven members of the European Union that are participating in this phase of EMU. Although the individual currencies of these countries will continue to be used until the end of 2001, their exchange rates with the euro are fixed. The euro is now being used for transactions that do not involve payment using physical notes and coins of the participating countries. The individual currencies will be replaced with euro notes and coins at the start of 2002 when all countries participating in the EMU are expected to operate with the euro as their exclusive common currency.

     The current government of the United Kingdom has stated that the United Kingdom will not participate in EMU and adopt the euro until after the next general election, at the earliest. We are currently working on the assumption that the next general election will be in 2001 or 2002 and that the United Kingdom will enter the EMU shortly thereafter following confirmation of the government's decision through a referendum.

     We do not currently operate in any countries that have adopted the euro and we therefore do not face a significant currency or competitive exposure to the euro. However, in the future we may expand into a number of these countries.

     In the event that the United Kingdom adopts the euro, we would face a number of costs in altering our accounting-related systems for the new currency, although at present it is too early to estimate what these costs might be. Adoption of the euro in the United Kingdom would also create greater transparency between prices offered to our customers in different countries that participate in EMU.

     A significant amount of uncertainty exists as to the effect that the euro will have on the marketplace. We are assessing the effect that the euro introduction will have on our internal systems and the sale of our products and services. We expect to take appropriate actions based on the results of this assessment. The adoption of the euro has not had a material impact on our liquidity or financial condition.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     We do not hedge (through the use of derivative or other financial instruments) the translation of our profits from overseas subsidiaries or other interest rate or foreign exchange exposures; therefore, significant changes in exchange rates or interest rates may materially affect the results of operations.

     For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on the fair values of our financial instruments.

     To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 1999. The differences in this comparison are the hypothetical gains or losses associated with each type of risk. A 10% movement in the level of the pound sterling against the US dollar with all other variables held constant would result in an immaterial change in the fair value of our US dollar denominated balances at December 31, 1999.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT.

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages at April 11, 2000, are as follows:

                   NAME                      AGE                    POSITIONS
                   ----                      ---                    ---------
Viscount Edward James Wingfield Lifford....  51    Chairman of the Board and Director
Andrew Neville Lyndon-Skeggs...............  51    President and Director
Robert Bradshaw............................  50    Interim Chief Executive Officer
Richard I. Walker..........................  37    Chief Financial Officer and Director
Barry B. J. Charles........................  62    Vice President and Director
Kevin R. Leech.............................  56    Director
Richard J. Smith...........................  52    Director
Nigel E. C. Talbot-Ponsonby................  53    Director
Howard E. Flight, M.P......................  51    Director
Simon J. Ward..............................  55    Director

     Our amended Articles of Association provide that at the first annual general meeting of our shareholders, all of our directors shall retire from office, but they can nominate themselves for election as directors. In English companies, when a director ceases to be a director, whether voluntarily or otherwise, we say that the director has "retired." Our directors are subject to retirement by rotation. At every one of our subsequent annual general meetings, one-third of our directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third of our directors, shall retire from office. If there is only one director who is subject to retirement by rotation, that director shall retire. Subject to the provisions of the UK Companies Act 1985, the directors to retire by rotation shall be those who have been longest in office since their last appointment or retirement. As between persons who became or were last reappointed directors on the same day, those to retire shall be determined by lot unless they otherwise agree among themselves. If a director retires by rotation and the vacancy is not filled by the shareholders, the retiring director shall be deemed to have been reappointed if he is willing to be reappointed. However, the director in that situation shall not be deemed to be reappointed, if the shareholders determine not to fill the vacancy or a resolution to reappoint the director is voted upon and defeated. Our shareholders holding a majority of our ordinary shares may remove any director from office at any time, with or without cause.

     We granted to the representative of the underwriters in our initial public offering the right, for a period of five years from May 1999, to nominate a designee of the representative for election to our board of directors. If the representative elects not to exercise this right, then the representative may designate one person to attend meetings of our board of directors. The representative's designee has attended our board meetings, but has not been elected to our board.

BACKGROUND INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

     VISCOUNT EDWARD JAMES WINGFIELD LIFFORD. Lord Lifford is an investment manager and has worked on behalf of a wide range of clients over the past 25 years. In 1990 Lord Lifford was affiliated with the firm Neilson Cobbold, where he managed funds for clients. That company was acquired by Rathbone Bros. in 1996. He is now a director of Rathbone Bros. and is responsible for managing several billion pounds of discretionary money both in the United Kingdom and internationally. He is also a director of City of Winchester Investments plc and Winchester Cottage Improvement Society plc. Lord Lifford joined us in December 1998 as chairman of our board of directors.

     ANDREW NEVILLE LYNDON-SKEGGS. Mr. Lyndon-Skeggs was a founder of Town Pages UK Limited in 1995. Served as our President and one of directors since our formation in 1998. Mr. Lyndon-Skeggs also served as our Chief Executive Officer and Managing Director from January 1, 1999 to November 4, 1999. He graduated from Cambridge University with a degree in Land Economy in 1970, and has also received a Master of Arts degree, with highest honors, from Cambridge. From 1970 to 1972, Mr. Lyndon-Skeggs worked as a commercial property negotiator for Savills. He then obtained a position with Trafalgar House plc where he undertook commercial and residential property developments. In 1978 Mr. Lyndon-Skeggs took a position with Wates Developments, working on residential developments in central London. In 1981, Mr. Lyndon-Skeggs founded Westbrook Property Developments Ltd., a company engaged in commercial, healthcare and residential developments. He remains the Managing Director of that company.

     ROBERT BRADSHAW. Mr. Bradshaw is a chartered accountant and was a partner with PricewaterhouseCoopers for almost 30 years in the North West of England. In that time he had a responsibility for advising a number of publicly quoted companies, including those in high technology industries and also provided corporate finance advice and audit services to clients. Since April 1999, Mr. Bradshaw has held a number of directorships in both an executive and non-executive capacity. He is a member of the Global Advisory Board of ci4net.com, Inc., which is a holding company for a number of Internet-related investments, the significant shareholder and chairman of which is Kevin R. Leech, our majority shareholder and one of our directors. Mr. Bradshaw joined us in April 2000 as our Interim Chief Executive Officer replacing Stephen A. Hall.

     RICHARD I. WALKER. Mr. Walker has served as our Chief Financial Officer and as one of our directors since August 1999. Mr. Walker was educated at The Manchester Grammar School. Mr. Walker spent 12 years from 1985 to 1997 working for Baker Tilly, a top 20 UK practice, qualifying as a Chartered Accountant in 1990. Pre qualifying, Mr. Walker specialized in business services at Baker Tilly, undertaking a number of director level seconments. Post qualifying, he progressed to a position of senior management within Baker Tilly's Corporate Special Services Department, acting as an advisor to numerous public and limited companies spanning a range of industries, including leisure, real estate and retail, amongst others. In 1997, he joined Colourweb (UK) Ltd., a company specializing in web printing, as Managing Director (acting).

     BARRY B. J. CHARLES. Mr. Charles is trained as an electronics engineer. After working as a design engineer, he joined the Radio Corporation of America in 1965, where he held a number of positions in sales, marketing and executive management, including a European assignment at RCA's operations in Belgium. In 1983, Mr. Charles became President of Pacesetter Electronics International, Inc., an international distributor of electronic components and systems with operations in North America, the United Kingdom, Australia and New Zealand. In 1986, this group was sold to Eurodis Electron plc (formerly Electron House plc), a United Kingdom company listed on the London Stock Exchange and Mr. Charles joined their Board of Directors. Eurodis is a large, pan-European distributor of electronic components and systems. Mr. Charles was named Group Managing Director of Eurodis in 1990, Group Chief Executive of Eurodis in 1993 and Vice Chairman (semi-retired) of Eurodis in 1998. Mr. Charles joined us in December 1998 as a Vice President and director.

     HOWARD E. FLIGHT, M.P. In 1971, Mr. Flight joined the firm N.M. Rothschild & Co. Ltd as an investment advisor. In 1977, he joined Wardley Ltd. (the Hong Kong Bank's Merchant Bank). In 1979, he joined Guiness Mahon, becoming a director in 1983. In 1987, he became Joint Managing Director of Guiness Flight on its formation where he is responsible for the company's currency and fixed interest operations, for business development in India, the United States institutional markets and for the private client business. Mr. Flight entered Parliament as the Conservative M.P. for Arundel & South Downs in May 1997. In 1998, Guiness Flight merged with Investec Asset Management and Mr. Flight became the Joint Chairman of Investec Guiness Flight. Mr. Flight received his MBA degree from the University of Michigan. Mr. Flight joined us in December 1998 as a director.

     KEVIN R. LEECH. Mr. Leech is the Executive Chairman of ML Laboratories plc, a United Kingdom company listed on the London Stock Exchange which is engaged in the research and development of ethical pharmaceuticals and related products. He is the co-founder of ML and controls 53% of its equity. He is also Executive Chairman of Queensborough Holdings plc, a United Kingdom company listed on the London Stock Exchange whose principal activities are in the leisure sector, and of which he owns 29.7%. Mr. Leech is also a significant shareholder and Chairman of ci4net.com, Inc., a US public company that invests in European Internet companies. In addition, Mr. Leech is a director and principal shareholder of numerous privately-owned companies resulting from his role as a provider of private venture capital. The activities of the companies are varied and include other leisure and technology-related companies, including topjobs.net plc.

Mr. Leech is also the beneficial owner, directly or indirectly, of Glen Investments Limited and of Raven Ventures Limited, both of which are private investment companies. In October 1998, Mr. Leech was awarded an honorary Doctorate of Laws degree from the University of Manchester. Mr. Leech joined us in December 1998 as a director.

     RICHARD J. SMITH. Mr. Smith has served as one of our directors since December 1998. Mr. Smith is a Fellow of the Association of Chartered Certified Accountants, qualifying in 1970. In 1972, he moved to Jersey (Channel Islands) and after working as an audit manager for three years moved to Hambros Channel Islands Trust Corporation as their accountant. In 1978, he took a position as Finance Controller with Avis Channel Islands car rental and motor dealership operations. After the disposal of those businesses by Avis, he became Chief Executive for the new private owner. In 1986 he moved back into the finance industry as Deputy Finance Manager for Save and Prosper in Jersey, Channel Islands, a Robert Flemming fund management subsidiary. Since 1988, Mr. Smith has acted as a Finance Director for Kevin R. Leech's portfolio of investments.

     NIGEL E.C. TALBOT-PONSONBY. Mr. Talbot-Ponsonby is a Fellow of the Royal Institution of Chartered Surveyors having qualified in the United Kingdom in 1974. He then joined the firm of Strutt and Parker, Consultant Surveyors, where he specialized in Estate Business Management and the leisure industry sector. He subsequently joined Humberts, Chartered Surveyors, in Lincolns' Inn Fields, London to establish their new joint venture vehicle, Humberts Landplan, with Williams & Glyns Bank Ltd., specializing in tax planning and the leisure sector. He was a partner in Humberts for 16 years, subsequently becoming an equity partner and co-founded Humberts Leisure. In 1991, he led a management buy-out of the leisure division's consultancy business using city funding to create Humberts Leisure Limited, International Leisure Business Specialists, which now operates throughout the United Kingdom and Europe and of which he is Executive Chairman. Mr. Talbot-Ponsonby joined us in December 1998 as a director.

     SIMON J. WARD. Mr. Ward became qualified as a chartered accountant in the United Kingdom in 1968. He joined the Middle East branch of Ernst & Young and became a partner in 1974 where he worked in East Africa, Kuwait, Saudi Arabia and the United Arab Emirates. He returned to the United Kingdom in 1988 and established the firm Cuthbert Ward in 1991, which firm was later merged with Fellowes and Co. to form CW Fellowes Limited. CW Fellowes Limited served as the independent business advisor of Town Pages UK Limited from 1995 to 1997. Mr. Ward specializes in advising growing businesses particularly in an international environment. Mr. Ward joined us in December 1998 as a director.

BACKGROUND INFORMATION CONCERNING CERTAIN KEY EMPLOYEES

     JAMES WILKINSON. Mr. Wilkinson has served as our Vice President-Information Technology since December 1997. He received a 1st class honors degree in Applied Mathematics from Dublin University in 1974. He is a professional analyst/programmer with almost 25 years of high and low level software design experience. From September 1974 through December 1997, he was employed by International Business Machines, Inc. in various programming, software design, IBM PC system architecture and product development team leader capacities, including work on various IBM PC display adapters and video device drivers. Consequently, he has a great deal of experience with and knowledge of PC display adapters, PC hardware, PC architecture, small systems architecture, operating systems, programming techniques and programming languages.

     BRIAN GREEN. Mr. Green has served as our Financial Controller since November 1999 when he joined us from C W Fellowes Limited, where he served as a director. He was educated at Emanuel School in London prior to spending eight years at a commodities trading firm in London. In 1989 he joined the largest firm of French Chartered Accountants, Guerard Viala. Mr. Green joined C W Fellowes in 1996 where he acted as our business advisor. Mr. Green specializes in all aspects of financial and management accounting.

COMMITTEES OF THE BOARD OF DIRECTORS

     On December 15, 1998, our board of directors established an audit committee and a compensation committee. The audit committee, comprised of Messrs. Flight, Smith, Leech, Lifford, Talbot-Ponsonby, and

Ward, has responsibility for, among other things, the planning and review of our annual and periodic reports and accounts and the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the rules of the AMEX, the Securities and Exchange Commission, and the United Kingdom, and the establishment of an effective system of internal financial controls. The audit committee makes recommendations to our board of directors regarding the independent auditors to be nominated for ratification by our shareholders and those other matters, but the ultimate responsibility for those matters remains with our board of directors.

     The compensation committee, which is comprised of Messrs. Flight, Smith, Leech, Lifford, Talbot-Ponsonby, and Ward, recommends to our board of directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, directors, and key personnel. Our board of directors does not currently have and does not currently intend to establish an executive committee or a nominating committee, as those functions are to be performed by our entire board of directors.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

COMPENSATION OF DIRECTORS FOR ATTENDANCE AT MEETINGS

     We have entered into agreements with our independent directors. The agreements provide that each independent director other than Viscount James Lifford will be paid L6,000 ($9,690) per year for attending all of the meetings of our board of directors. Viscount James Lifford is paid L12,000 ($19,380) per year to serve as our chairman. Our executive directors, who are also our employees, will receive no cash compensation for serving on the board of directors. All directors are reimbursed for their reasonable expenses incurred to attend meetings of our board. We anticipate that our board of directors will hold regularly scheduled meetings quarterly.

DIRECTORS' INTERESTS

     Other than as disclosed under Item 4 and under Item 12, none of our directors has any interest in our issued share capital which is required to be notified to us under Section 324 or Section 328 of the UK Companies Act 1985, or is required under Section 325 of the UK Companies Act 1985 to be entered into the register referred to in that Section; nor are there any of those interests of any person connected with any director within the meaning of Section 346 of the UK Companies Act 1985 the existence of which is known to, or could with reasonable diligence be ascertained by, that director. Mr. Andrew Neville Lyndon-Skeggs and Mr. Kevin R. Leech each have material transactions with us in addition to their status as directors or officers. Our officers and directors are paid certain amounts for the performance of their duties.

EXECUTIVE COMPENSATION

     The aggregate compensation paid by us and our subsidiaries to all persons who served in the capacity of director or executive officer during our fiscal year ended December 31, 1999 was approximately L200,212 ($323,342). This amount includes a bonus of L20,000 ($32,000) paid to Mr. Lyndon-Skeggs pursuant to his employment agreement. The aggregate amount we set aside for the fiscal year ended December 31, 1999, to provide pension and healthcare benefits for our directors and executive officers (9 persons) was approximately L9,609 ($15,374).

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with our executive officers and key employees. Each of these employment agreements is not restricted for a particular period of time, and provide, among other things, that each of the employees party thereto shall provide services to us on a full-time basis. The agreements are cancelable by either party on short notice (generally 30-90 days' notice). The agreements contain post-termination restrictive covenants relating to non-competition with us, non-solicitation of our customers, non-dealing with our customers and non-solicitation of our suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of our trade secrets and confidential information and provide for us to own any intellectual property rights created by the executives in the course of their employment.

     Mr. Andrew Neville Lyndon-Skeggs holds the top managerial position of another company which he owns and devotes only part of his time to our company. Mr. Leech owns interests in several companies that invest in high technology companies including other European Internet companies. Because of their involvement in other businesses, situations could arise in the future which could result in conflicts of interest for certain of our executive officers and directors, but we do not presently anticipate that any such events to occur in the foreseeable future.

     Each of our executive officers has the right to participate in our share option schemes and plans. If any of our directors is removed from office without cause on less than six months notice, the director will continue to receive fees for attending directors' meetings for the balance of the six months.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

OPTION GRANTS

     In May 1999, we issued to certain of our executive officers and directors options to purchase an aggregate of 122,500 of our ordinary shares, exercisable at $10.00 per share, the initial public offering price of the ADSs. On July 27, 1999, we granted 29,526 additional options at an exercise price of $7.00 per share. On November 26, 1999, we granted a further 57,974 additional options at an exercise price of $6.375 per share. The total amount of options to purchase our ordinary shares by officers and directors as at December 31, 1999 was 210,000. All of the options granted are of a period of 10 years and are normally exercisable only after three years from the date of grant provided that the holders' continuous full time employment with us does not terminate during that three year period. Earlier exercise of these options is permitted in limited circumstances.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     Prior to our initial public offering, we financed our operations primarily through a discretionary operating line of credit with Glen Investments Limited, a corporation owned by our majority shareholder and member of our board of directors, Kevin R. Leech. Upon the closing of our initial public offering, L850,000 of the outstanding balance was converted into 850,000 shares of our Series A preferred stock. The remaining balance of approximately L1,600,000, was repaid from the net proceeds received from the offering. Upon payment of the remaining balance, the facility was discontinued.

     Kevin R. Leech is also the Chairman and a significant shareholder of ci4net.com, Inc., a US public company that invests in European Internet companies involved in business-to-business, business-to-consumer, e-commerce and infrastructure. ci4net has directly purchased Web site development services from Town Pages UK Limited and has majority interests in some of the customers for whom Town Pages UK Limited provides exclusive Web site development services. ci4net directly accounted for revenues totaling L1,186,175 and L163,397 in the years ended December 31, 1999 and 1998, respectively, the balance due from ci4net was L1,222,925 and L235,000 and the income deferred was L23,285 and L136,603 at December 31, 1999 and 1998, respectively. Additional customers in which ci4net has a majority interest accounted for revenues totaling L2,260,525 in the year ended December 31, 1999, and at that date the balance due from such companies was L3,491,600 and the income deferred was L813,625.

     Planet Edge Ltd., a subsidiary of ci4net, is a major supplier of Web site development services for Town Pages UK Limited and Morbria. We purchased goods and services from Planet Edge totaling L738,680 and L111,422 for the years ended December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the outstanding balances payable were L247,642 and L60,420, respectively. Planet Edge also provides secure e-commerce transaction and Web site hosting facilities for Morbria which Morbria's subsidiary Graphic Palette, re-sells to its clients.

     Mr. Leech is also the majority shareholder of Glen Investments Limited. Several of the customers of Morbria, one of our subsidiaries, are companies in which Glen Investments has an ownership interest. Revenues derived from these companies from September 24, 1999, (the date of acquisition of Morbria), to

December 31, 1999 was L438,542. Balances outstanding from these companies at December 31, 1999 totaled L827,952.

     Our President, Mr. Andrew Lyndon-Skeggs, is the owner of Westbrook Property Developments Limited, a property company based in Alton. We occupied office space under a short term operating lease from Westbrook Property Developments Limited. Amounts due to Westbrook Property Developments as at December 31, 1999 totaled L1,944. The lease of the property was then assigned to Town Pages UK Limited for L1. Rental expense under this lease was L36,500, L40,300 and L32,000 for the years ended December 31, 1999, 1998 and 1997 respectively.

     Simon J. Ward, one of the members of our board of directors, is also a director of CW Fellowes Limited, the business advisor of Town Pages UK Limited from 1995 to 1999. In the years ending December 31, 1999, 1998 and 1997, CW Fellowes supplied services totalling L176,430, L68,395 and L1,665, respectively. Balances outstanding to CW Fellowes as of December 31, 1999 and 1998, were L54,045 and L15,852, respectively.

     We believe that all related party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between us and our officers, directors and affiliates will be on terms no less favorable to us than can be obtained from unaffiliated third parties, and any material transactions with these persons will be approved by a majority of our disinterested directors.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

USE OF PROCEEDS FROM IPO

     On May 5, 1999, the Securities and Exchange Commission declared effective our Registration Statement on Form F-1 (File No. 333-72075). Pursuant to this Registration Statement, we completed our initial public offering of 2,200,000 of our ordinary shares represented by ADSs at an initial public offering price of $10.00 per share. Our initial public offering was managed by Dirks & Company, Inc., J.P. Turner & Company, L.L.C., and Security Capital Trading, Inc.

     Net proceeds to us from our initial public offering, after calculation of the underwriters' discount and commission of $1,870,000 and offering expenses of $2,835,488, totaled $17,294,512. Of these expenses, $33,315 was paid to C W Fellowes Limited, for professional services rendered in connection with the offering, a company whose shareholders include Simon Ward, one of our directors. No other expenses incurred in our initial public offering were direct or indirect payments to our directors, officers, general partners or their associates, to persons owning ten percent or more of any class of our equity or our equity securities or to our affiliates.

     From the net proceeds of the offering, $2,584,000 was paid to retire indebtedness owed by us to a company controlled by Kevin R. Leech, our majority stockholder and one of our directors.

     As of December 31, 1999, we have used an estimated $16.8 million of the net proceeds. In connection with the acquisition of WWW.CO.UK Limited, we paid a cash consideration of approximately $2,422,000, extended a loan to the sellers of approximately $2,059,000 and paid the sellers approximately $363,000 in the form of an additional loan. The loans are to be repaid upon registration of the ordinary shares issued to the

WWW sellers. A loan of approximately $2.75 million was paid in connection with the acquisition of Morbria to retire that company's indebtedness to a bank. The majority stockholder of Morbria was an investment company owned by Kevin R. Leech, our majority stockholder and one of our directors. Approximately $750,000 has been advanced to Research Sales, Inc. as working capital loans to enable it to accelerate its start up operations and build its infrastructure. The remaining $5.9 million was used to purchase equipment to support the growth of our business including the development of our own data center and the procurement of kiosks, the expansion of in-house resources to support our Web site solutions division including the rental of additional premises, and other general corporate purposes.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS.

     The Company has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  FINANCIAL STATEMENTS.

     Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements

     The following consolidated financial statements and financial statement schedule together with the report thereon of Ernst & Young, are filed as part of this Annual Report.

                                                                PAGE
                                                                ----
Report and Consent of Independent Auditors..................    F-1
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-2
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-3
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1998 and 1999..............    F-4
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-5
Notes to Consolidated Financial Statements..................    F-6
Financial Statement Schedule
Schedule II -- Valuation and Qualifying accounts for the
  years ended December 31, 1997, 1998 and 1999..............    S-1

(b)   Exhibits
10.1  Agreement between Town Pages UK Limited and NCR Limited.
10.2  Amendment to Employment Agreement with Andrew Neville
      Lyndon-Skeggs.
21.1  Subsidiaries of the Registrant.
27.1  Financial Data Schedule.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of TownPagesNet.com plc

     We have audited the accompanying consolidated balance sheets of TownPagesNet.com plc as of December 31, 1998 and 1999 and the related consolidation statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. Our audit also included the financial statement schedule listed in the Index at Item 19(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards, which do not differ in any significant respect from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TownPagesNet.com plc at December 31, 1998 and 1999 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statements schedule when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                                   ERNST & YOUNG

Reading, England
February 11, 2000

                              TOWNPAGESNET.COM PLC

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                           --------------------------    DECEMBER 31,
                                                              1998           1999            1999
                                                           -----------    -----------    ------------
                                                           AMOUNTS IN POUNDS STERLING     AMOUNTS IN
                                                                                          US DOLLARS
                                                                                           (NOTE 1)
ASSETS:
CURRENT ASSETS:
  Cash and cash equivalents..............................  L    33,868    L   647,035    $ 1,044,962
  Accounts receivable, net of allowances for doubtful
    accounts of none -- 1998 and L180,966
    ($292,260) -- 1999...................................      590,350      5,355,865      8,649,722
  Receivable from related party..........................      235,000      5,542,477      8,951,101
  Other receivables......................................        1,700        274,225        442,874
  Loan receivable........................................           --      1,522,000      2,458,030
  Prepaid expenses.......................................      223,313        127,116        205,292
  Other Current Assets...................................      422,872        215,500        348,033
                                                           -----------    -----------    -----------
  Total current assets...................................    1,507,103     13,684,218     22,100,014
Equipment and fixtures
  Motor Vehicles.........................................           --        169,025        272,975
  Computer equipment.....................................      136,140      1,160,328      1,873,930
  Furniture and fixtures.................................       14,677        249,436        402,839
  Equipment..............................................       37,894      1,932,077      3,120,304
                                                           -----------    -----------    -----------
                                                               188,711      3,510,866      5,670,048
  Less: Accumulated depreciation.........................       63,883      1,105,333      1,785,113
                                                           -----------    -----------    -----------
                                                               124,828      2,405,533      3,884,935
Intangible assets, net of accumulated amortization of
  L830,701 ($1,341,582)..................................           --     12,771,196     20,625,482
                                                           -----------    -----------    -----------
                                                           L 1,631,931    L28,860,947    $46,610,431
                                                           ===========    ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
CURRENT LIABILITIES:
  Book overdraft.........................................  L        --    L   299,749    $   484,095
  Accounts payable.......................................      248,108      2,638,837      4,261,722
  Accrued expenses and other liabilities.................      127,099        767,379      1,239,317
  Accrued interest.......................................      106,203             --             --
  Taxes and social security payable......................       49,239        448,177        723,806
  Deferred income........................................      228,244      3,431,866      5,542,464
  Current portion of obligations under capital lease.....           --        139,414        225,154
  Amounts payable under Web site design agreements.......      411,969      1,284,821      2,074,986
  Debenture loans from stockholder.......................    1,682,190             --             --
                                                           -----------    -----------    -----------
  Total current liabilities:.............................    2,853,052      9,010,243     14,551,544
Deferred income, long term portion.......................           --        994,073      1,605,428
Long term portion of obligations under capital lease.....           --        102,849        166,101
Minority interests.......................................                      96,734        156,225
Commitments
STOCKHOLDERS' EQUITY
9% Series A redeemable convertible preferred stock L1 par
  value, 5,000,000 shares authorized, none and 850,000
  issued and outstanding at December 31, 1998 and 1999,
  respectively...........................................           --        850,000      1,372,750
Ordinary shares:
  L0.01 par value; 20,000,000 shares authorized,
    5,000,000 and 9,583,936 issued and outstanding at
    December 31, 1998 and 1999, respectively.............       50,000         95,840        154,782
Additional paid-in Capital...............................      122,500     21,183,537     34,211,412
Accumulated deficit......................................   (1,393,621)    (3,472,329)    (5,607,811)
                                                           -----------    -----------    -----------
  Total stockholders' equity.............................   (1,221,121)    18,657,048     30,131,133
                                                           -----------    -----------    -----------
                                                           L 1,631,931    L28,860,947    $46,610,431
                                                           ===========    ===========    ===========

                             See accompanying notes

                              TOWNPAGESNET.COM PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------
                                            1997          1998          1999           1999
                                          ---------    ----------    -----------    -----------
                                                AMOUNTS IN POUNDS STERLING          AMOUNTS IN
                                                                                    US DOLLARS
                                                                                     (NOTE 1)
Revenues:
  Advertising revenues..................  L   5,063    L   40,839    L 1,312,561    $ 2,119,786
  Contract revenues and other...........      3,296       919,522      2,050,043      3,310,819
  Contract revenues from related
     parties............................         --       159,742      3,885,242      6,274,666
                                          ---------    ----------    -----------    -----------
     Total revenues.....................      8,359     1,120,103      7,247,846     11,705,271
Cost of revenues:
  Maintenance and hosting costs.........         --       179,776      1,388,408      2,242,279
  Cost of contract revenues and other...     43,781       563,854      2,057,296      3,322,533
  Advertising and commission costs......         --            --      1,203,613      1,943,835
                                          ---------    ----------    -----------    -----------
     Total cost of revenues.............     43,781       743,630      4,649,317      7,508,647
Gross profit (loss).....................    (35,422)      376,473      2,598,529      4,196,624
Operating expenses:
  Sales and marketing...................     20,194       351,633      1,028,005      1,660,228
  Research and development..............     40,832        67,910         77,371        124,954
  General and administrative............    220,057       715,168      2,565,396      4,143,116
  Depreciation..........................     12,572        42,022        257,905        416,516
  Amortization..........................         --            --        830,701      1,341,582
                                          ---------    ----------    -----------    -----------
     Total operating expenses...........    293,655     1,176,733      4,759,378      7,686,396
Loss from operations....................   (329,077)     (800,260)    (2,160,849)    (3,489,772)
Interest expense........................    (17,845)      (91,385)       (76,048)      (122,818)
Interest income.........................        358         1,500        190,043        306,919
Other income............................         --        18,049          4,195          6,775
Foreign exchange gain...................         --            --        163,653        264,299
Minority Interests......................         --            --        (69,959)      (112,984)
                                          ---------    ----------    -----------    -----------
Loss before income taxes................   (346,564)     (872,096)    (1,948,965)    (3,147,581)
Provision for income taxes..............         --            --        108,669        175,500
                                          ---------    ----------    -----------    -----------
Net loss................................  L(346,564)   L (872,096)   L(2,057,634)   $(3,323,081)
                                          =========    ==========    ===========    ===========
Basic and diluted net loss per share....  L   (0.07)   L    (0.17)   L     (0.29)   $     (0.47)
                                          =========    ==========    ===========    ===========
Shares used in computing basic and
  diluted net loss per share............  5,000,000     5,000,000      7,111,075      7,111,075
                                          =========    ==========    ===========    ===========

                             See accompanying notes

                              TOWNPAGESNET.COM PLC

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                    PREFERENCE SHARES       ORDINARY SHARES
                                   --------------------   --------------------   ADDITIONAL                      TOTAL
                                   NUMBER OF              NUMBER OF                PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                    SHARES      AMOUNT     SHARES      AMOUNT      CAPITAL       DEFICIT        EQUITY
                                   ---------   --------   ---------   --------   -----------   -----------   -------------
                                                                 AMOUNTS IN POUNDS STERLING

BALANCE AT JANUARY 1, 1997.......        --    L     --   5,000,000   L 50,000   L   122,500   L (174,961)    L    (2,461)
Net loss.........................        --          --         --          --            --     (346,564)       (346,564)
                                    -------    --------   ---------   --------   -----------   -----------    -----------
BALANCE AT DECEMBER 31, 1997.....        --          --   5,000,000     50,000       122,500     (521,525)       (349,025)
Net loss.........................        --          --         --          --            --     (872,096)       (872,096)
                                    -------    --------   ---------   --------   -----------   -----------    -----------
BALANCE AT DECEMBER 31, 1998.....        --          --   5,000,000     50,000       122,500   (1,393,621)     (1,221,121)
Issuance of shares in respect of
  IPO............................        --          --   2,200,000     22,000    10,686,677           --      10,708,677
Issuance of shares in respect of
  acquisitions...................        --          --   2,383,936     23,840    10,374,360           --      10,398,200
Issuance of Series A preferred
  stock..........................   850,000     850,000         --          --            --           --         850,000
Net loss.........................        --          --         --          --            --   (2,057,634)     (2,057,634)
Dividends paid to minority
  shareholder....................        --          --         --          --            --      (21,074)        (21,074)
                                    -------    --------   ---------   --------   -----------   -----------    -----------
BALANCE AT DECEMBER 31, 1999.....   850,000    L850,000   9,583,936   L 95,840   L21,183,537   L(3,472,329)   L18,657,048
                                    =======    ========   =========   ========   ===========   ===========    ===========


                                      TOTAL
                                   ------------
                                    AMOUNTS IN
                                   U.S. DOLLARS
                                     (NOTE 1)
BALANCE AT JANUARY 1, 1997.......  $    (3,973)
Net loss.........................     (559,700)
                                   -----------
BALANCE AT DECEMBER 31, 1997.....     (563,673)
Net loss.........................   (1,408,434)
                                   -----------
BALANCE AT DECEMBER 31, 1998.....   (1,972,107)
Issuance of shares in respect of
  IPO............................   17,294,512
Issuance of shares in respect of
  acquisitions...................   16,793,094
Issuance of Series A preferred
  stock..........................    1,372,750
Net loss.........................   (3,323,081)
Dividends paid to minority
  shareholder....................      (34,035)
                                   -----------
BALANCE AT DECEMBER 31, 1999.....  $30,131,133
                                   ===========

                             See accompanying notes

                              TOWNPAGESNET.COM PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                           1997          1998           1999           1999
                                         ---------    -----------    -----------    -----------
                                               AMOUNTS IN POUNDS STERLING           AMOUNTS IN
                                                                                    US DOLLARS
                                                                                     (NOTE 1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss...............................  L(346,564)   L  (872,096)   L(2,057,634)   $(3,323,081)
Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
  Depreciation.........................     12,572         42,022        257,905        416,516
  Amortization of goodwill.............         --             --        830,701      1,341,582
Changes in operating assets and
  liabilities:
  Accounts receivable..................        100       (590,350)    (2,950,278)    (4,764,696)
  Receivable from related party........         --       (235,000)    (5,307,477)    (8,571,575)
  Unbilled receivables.................         --       (422,872)       422,872        682,937
  Other receivables....................     (2,109)         3,285       (272,525)      (440,128)
  Prepaid expenses and other current
     assets............................        750       (223,313)       433,728        700,471
  Accounts payable.....................     26,527        211,174      1,269,722      2,050,602
  Accrued expenses and other
     liabilities.......................      7,226        111,280         (2,544)        (4,109)
  Accrued interest.....................     19,845         86,215        (84,203)      (135,988)
  Taxes and social security payable....      9,935         35,442        144,523        233,406
  Deferred income......................         --        228,244      3,092,503      4,994,393
  Amounts payable under Web site design
     agreements........................         --        411,969        872,852      1,409,656
                                         ---------    -----------    -----------    -----------
Net cash used in operating
  activities...........................   (271,718)    (1,214,000)    (3,349,855)    (5,410,014)
                                         ---------    -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment and
     fixtures..........................    (16,746)      (148,266)      (720,504)    (1,163,614)
  Purchase of subsidiaries.............         --             --     (1,740,872)    (2,811,508)
                                         ---------    -----------    -----------    -----------
Net cash used in investing
  activities...........................    (16,746)      (148,266)    (2,461,376)    (3,975,122)
                                         ---------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from debenture loan from
     shareholder.......................    298,924      1,383,266        767,854      1,240,084
  Repayment of debenture loan from
     shareholder.......................         --             --     (1,600,044)    (2,584,071)
  Repayment of acquired overdrafts.....         --             --     (2,055,387)    (3,319,450)
  Net proceeds from issuance of
     ordinary shares...................         --             --     10,708,677     17,294,512
  Proceeds from issuance of note
     receivable........................         --             --     (1,522,000)    (2,458,030)
  Dividends paid to minority
     shareholder.......................         --             --        (21,074)       (34,035)
  Proceeds from capital leases.........         --             --        102,135        164,948
  Payments on capital lease
     obligations.......................         --             --        (25,722)       (41,541)
  Contributions from minority
     interest..........................         --             --         69,959        112,984
                                         ---------    -----------    -----------    -----------
Net cash provided by financing
  activities...........................    298,924      1,383,266      6,424,398     10,375,401
                                         ---------    -----------    -----------    -----------
Net increase in cash and cash
  equivalents..........................     10,460         21,000        613,167        990,265
Cash and cash equivalents at the
  beginning of the period..............      2,408         12,868         33,868         54,696
                                         ---------    -----------    -----------    -----------
Cash and cash equivalents at the end of
  the period...........................  L  12,868    L    33,868    L   647,035    $ 1,044,961
                                         =========    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Interest paid........................  L      --    L        --    L   106,203    $   171,518
                                         =========    ===========    ===========    ===========

                             See accompanying notes

                              TOWNPAGESNET.COM PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     TownPagesNet.com plc (the "Company") is the holding company for a number of diverse businesses principally specialising in the provision of new media and advertising related services to both business and consumers. The Company also offer a fully integrated Web channel development program enabling larger businesses to enter the e-commerce marketplace on the Internet. The Company was incorporated in England and Wales on July 31, 1998 as Town Pages Holdings plc. The Company acquired all of the share capital of Town Pages UK Limited (formerly known as Town Pages Limited) on December 15, 1998. The Company's name was changed to TownPagesNet.com plc and its subsidiary's name was changed to Town Pages UK Limited in April 1999.

     On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were L10,708,677 ($17,294,512), net of offering costs.

     At December 31, 1999, the Company and its subsidiaries had incurred recurring net losses and, as of that date, had a consolidated accumulated deficit of approximately L3.5 million. Substantially all of the losses have been financed through proceeds from the initial public offering. Management believes that it will be able to obtain additional funds through private or public equity, bank credit facilities, or through additional funding from Glen Investments Limited (see note 4). In the event that adequate funds are not available from these sources, the Company will reduce its level of spending. In these circumstances, Glen Investments Limited has given an undertaking that it will provide sufficient funds to the Company so that it is able to continue to meet its obligations as they fall due for the next twelve months.

BASIS OF PRESENTATION

     The consolidated financial statements are prepared under U.S. generally accepted accounting principles.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

     In December 1998, the Company acquired Town Pages Limited in a transaction accounted for as a reorganization of companies under common control in a manner similar to pooling of interests. The transaction was effected by means of a share exchange whereby each share of Limited's ordinary stock was converted into approximately 66.208 ordinary shares of the Company.

     The financial statements expressed in pounds sterling as of December 31, 1999 have been translated into United States Dollars, solely for the convenience of the reader, at the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York of L1.00 = $1.6150. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at this rate indicated or at any other rate.

USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                              TOWNPAGESNET.COM PLC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
REVENUE RECOGNITION

     The Company's contract revenues are derived principally from services performed under development contracts for the design, coordination, and integration of the customer's content and links into the TownPages directory. Fees for these services are recognized as the service is performed. These fees are recognized as revenue once the related activities have been performed and/or the customer's web links are available on the Town Pages directory.

     Revenues from Web site design agreements are recognized using the percentage of completion method where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete are not available, the completed contract method is used.

     The Company's advertising revenues are derived principally from short-term advertising contracts, which are recognized ratably over the term of the contract. Certain advertising contracts contain a guaranteed number of impressions (a view of an advertisement by a customer). To the extent that the impression deliveries are falling short of the guarantees, the Company defers recognition of the corresponding revenues.

     Subscription revenues are for the set-up of customers on the TownPages directory. These fees are recognized ratably over the term of the subscription period, which is generally one year.

     Deferred revenue is primarily comprised of payments received from Web site design contracts in advance of revenue recognition and billings in excess of recognized revenue relating to advertising contracts.

EQUIPMENT AND FIXTURES

     Equipment and Fixtures are stated at cost. Depreciation and amortization of equipment and fixtures are provided so as to write down the cost of the equipment and fixtures to their estimated residual value over their expected useful lives, as follows:

Motor vehicles                            4 years reducing balance
Computer equipment                        3 to 4 years straight line
Furniture and Fixtures                    4 to 10 years reducing balance
Equipment                                 3 to 8 years straight line

     Assets held under capital leases are capitalized and are amortized over the lesser of the useful life of the asset or the lease term. Amortization of these assets is included with depreciation of owned assets. Property and equipment financed under capital leases and related accumulated amortization was Pounds Sterling 290,222 and Pounds Sterling 63,401, respectively at December 31, 1999.

CASH AND CASH EQUIVALENTS

     The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost, which approximates market value.

CONCENTRATIONS OF CREDIT AND OTHER RISKS

     Potential concentrations of credit risk to the Company consist principally of short-term cash investments and trade receivables. The Company sells its products to customers in diversified industries worldwide and performs on-going credit evaluations of its customers' financial condition and generally requires no collateral. Allowances for potential credit losses are maintained and actual credit losses have been within management's expectation. The Company only deposits cash surpluses with high credit quality banks and institutions.

                              TOWNPAGESNET.COM PLC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     The Company has entered into four contracts for the provision of Web site design services directly with ci4net.com, Inc. ("ci4net") (see note 4). These contracts accounted for 16% of net revenues for the year ended December 31, 1999. Majority owned subsidiaries of ci4net accounted for an additional 31% of net revenues for the year ended 1999. There were no related party transactions in 1998 with ci4net companies.

     For the year ended December 31, 1998, the Company had entered into four contracts for the provision of Web site design services. Revenues related to these four contracts were 19%, 14%, 30% and 33%, of total net revenues for the year ended December 31, 1998.

     The company has sub contracted development services, provided by Planet Edge Limited (see note 4). Purchases from Planet Edge for the year ended December 31, 1999 and 1998 totalled Pounds Sterling 736,680 and Pounds Sterling 111,422, respectively. Should Planet Edge be unable to perform their obligations under the sub-contract agreements then the provision of certain services could be delayed as the Company enters into arrangements with other vendors.

PENSION PLAN

     The Company sponsors defined contribution pension plans for the benefit of directors and employees. The pension charge represents the amounts payable by the Company to the plans. All employees are eligible to join the plan and can make contributions into the plan. The Company contributes into the plans per the discretion of the board of directors. Contributions for all plans for the years ended December 31, 1999, 1998 and 1997 were Pounds Sterling 41,461, Pounds Sterling 19,327 and Pounds Sterling 9,429, respectively.

RESEARCH AND DEVELOPMENT

     All research and development expenses are charged to operations as incurred.

ADVERTISING

     Costs related to advertising are expensed as incurred. Advertising expense for the years ended December 31, 1999, 1998 and 1997 was Pounds Sterling 66,187, Pounds Sterling 44,861 and Pounds Sterling 14,135, respectively.

GOODWILL

     The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years.

     The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include reduced levels of revenue in the businesses and a reduction in the utilization of the current web network. Should indicators of impairment exist, such impairment will be reviewed through the examination of discounted cash flows.

FOREIGN CURRENCY

     Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in foreign exchange gain. The currency gain recorded for the year ended December 31, 1999 was Pounds Sterling 163,653. There was no foreign exchange gain or loss for the years ended December 31, 1998 or 1997. To date the Company has not entered into any foreign currency forward exchange contracts or other such derivative instruments.

                              TOWNPAGESNET.COM PLC

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
PER SHARE AMOUNTS

     Basic EPS is calculated using the weighted average number of ordinary shares outstanding. Diluted EPS is calculated based on the weighted average number of ordinary shares plus the dilutive ordinary shares from employee share options. In periods when the Company reports a net loss, diluted EPS is not reported because the effect of potential common shares is anti-dilutive.

                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        ----------    ----------    -----------
Net loss..............................................  L (346,564)   L (872,096)   L(2,057,634)
                                                        ==========    ==========    ===========
Weighted average shares outstanding...................   5,000,000     5,000,000      7,111,075
Effect of dilutive securities-employee stock
  options.............................................          --            --             --
                                                        ----------    ----------    -----------
Shares used to compute basic and diluted net loss per
  share...............................................   5,000,000     5,000,000      7,111,075
                                                        ==========    ==========    ===========
Basic and diluted net loss per share..................  L    (0.07)   L    (0.17)   L     (0.29)
                                                        ==========    ==========    ===========

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, which has not yet been adopted by the Company. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 2000. This standard requires all derivatives to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for the changes in the fair values of derivatives depending upon their intended use and resulting designation. It supercedes or amends the existing standards which deal with hedge accounting and derivatives. The Company does not expect the effect that adopting this standard will have on the U.S. GAAP amounts reported in its financial statements.

2. BUSINESS COMBINATIONS AND ACQUISITIONS

ACQUISITION OF WWW GROUP

     On July 19, 1999, the Company completed the acquisition of four companies, WWW.CO.UK Limited, Summerfields Publishing Limited, The Platinum Club Limited, and Featureboards Limited, all corporations under common control and organized under the laws of England and Wales (collectively referred to as "WWW"). WWW provides advertising management and optimization services to advertisers and agencies in both print media and through the Internet from locations in the United Kingdom. Under the trading name 'Cinemas Online,' WWW is an Internet provider of cinema information in England and Ireland. In connection with the acquisition, in exchange for all the outstanding capital stock of the four companies of WWW, the Company paid Pounds Sterling 1.5 million in cash (approximately US$2.4 million) and issued 488,281 ordinary shares, valued at Pounds Sterling 2.5 million (approximately US$3.9 million), based on the US$8.00 per share closing price of the Company's American Depositary Shares ('ADS's) on the American Stock Exchange on July 16, 1999.

     In connection with the acquisition of WWW, the Company has loaned the former majority shareholder of WWW Pounds Sterling 1.5 million (approximately US$2.4 million) under a limited recourse promissory note which bears interest at 4% per annum. The amount is due upon the vendor's sale of the ordinary shares of the Company, issued in connection with the acquisition. As of December 31, 1999, the balance due under such note including interest accrued was Pounds Sterling 1,522,000.

     In addition, the Company agreed to pay to the former owners of WWW, a maximum of Pounds Sterling 250,000 within 90 days after the end of each of fiscal years ending December 31, 1999 and December 31, 2000 in the event

                              TOWNPAGESNET.COM PLC

2. BUSINESS COMBINATIONS AND ACQUISITIONS -- (CONTINUED) that the aggregate turnover or sales revenues of WWW equals or exceeds Pounds Sterling 2,139,000 and Pounds Sterling 2,861,000 in fiscal years 1999 and 2000, respectively. The target for the year ended December 31, 1999 was met and the related contingent consideration was subsequently paid in March 2000. The Pounds Sterling 250,000 was recorded in goodwill and accrued expenses and other liabilities as at December 31, 1999.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately Pound Sterling 4.9 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of WWW are included in the accompanying statement of operations from the date of acquisition.

ACQUISITION OF MORBRIA LIMITED

     On September 24, 1999, the Company consummated the acquisition of Morbria Limited, and its subsidiaries, The Graphic Palette Company (Manchester) Limited, Centrix Communications Limited and Review Marketing and Advertising Limited, all corporations are organized under the laws of England and Wales (collectively referred to as "Morbria"). All the subsidiaries are 100% owned with the exception of Centrix Communications Limited, which is 75% owned. The remaining 25% is owned by a director of Centrix Communications Limited, who is entitled to dividends in proportion to his ownership. Morbria, through its subsidiary Graphic Palette, specializes in web site design and advertising services. In connection with the acquisition, in exchange for all the outstanding capital stock of Morbria Limited, the Company issued 857,972 ordinary shares, valued at approximately Pound Sterling 3.4 million (approximately US$5.6 million), based on a price of US$6.50 per share, representing a 20% discount of the per share closing price of the ADSs on the American Stock Exchange on September 23, 1999. The share value was discounted due to the fact that the shares issued are restricted and the Stockholders have no registration rights.

     In addition, the Company agreed to pay to the former owners of Morbria, a maximum of Pound Sterling 930,000 if the net revenues of Morbria for the year ended March 31, 2000 exceed Pound Sterling 3,160,000. If the net revenues in year ending March 31, 2001 exceed Pound Sterling 3,160,000, Town Pages is obligated to pay a sum equal to the amount by which net revenues exceed Pound Sterling 3,160,000 multiplied by a factor of 1.77. The contingent consideration will be satisfied by the issue of ordinary shares.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately Pound Sterling 3.7 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of Morbria are included in the accompanying statement of operations from the date of acquisition.

ACQUISITION OF BUYERSGUIDE LIMITED

     On October 1, 1999, the Company consummated the acquisition of BuyersGuide Limited, a corporation organized and existing under the laws of England and Wales ("BuyersGuide"). BuyersGuide publishes the Internet-based Local Authority & Public Service "Buyer's Guide." In connection with the acquisition, in exchange for all the outstanding capital stock of BuyersGuide, the Company issued 486,381 ordinary shares, valued at Pound Sterling 2.5 million (approximately US$4.2 million), based on a price of US$8.60, representing the average of the closing price per share of the ADSs on the American Stock Exchange on the five business days prior to the closing date of the acquisition.

     In addition, the Company agreed to pay to former owners of BuyersGuide an amount equal to ten times the amount, if any, by which the pretax income of Buyersguide for the 12 months ending March 31, 2000, exceeds Pound Sterling 250,000. Such Contingent Consideration shall be paid in the form of TownPages shares, calculated at US$8.60 per share. In addition, there is a secondary earnout payable of Pound Sterling 166,750 should sales invoices issued by Buyersguide for the six months ended March 31, 2000 exceed Pound Sterling 900,000.

                              TOWNPAGESNET.COM PLC

2. BUSINESS COMBINATIONS AND ACQUISITIONS -- (CONTINUED)
     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately Pound Sterling 2.5 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of BuyersGuide are included in the accompanying statement of operations from the date of acquisition.

ACQUISITION AND MERGER WITH RESEARCH SALES INC.

     On November 1, 1999, the Company consummated the merger of its newly-formed, wholly-owned subsidiary, Rasmussen Acquisition Corp., a Washington corporation, with and into Research Sales, Inc. (d/b/a Rasmussen Research, Inc.), a Washington corporation ("Research Sales"). Research Sales is an Internet-based polling and market research firm. In connection with the merger, in exchange for all of the capital stock of Research Sales, the Company issued 551,302 ordinary shares, valued at approximately Pound Sterling 2.0 million (US$3.3 million), based on the US$ 6.00 per share closing price of the Company's ADSs on the American Stock Exchange on October 29, 1999.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately Pound Sterling 2.0 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of Research Sales Inc. are included in the accompanying statement of operations from the date of acquisition.

     An analysis of the allocation of the purchase prices of the acquisitions is as follows:

                                                   WWW      MORBRIA    BUYERSGUIDE    RESEARCH SALES
                                                  ------    -------    -----------    --------------
                                                                    (IN THOUSANDS)
Fair value of assets acquired...................  L (769)   L (384)      L   11           L   82
Goodwill........................................   5,109     3,835        2,537            2,000
                                                  ------    ------       ------           ------
Total purchase price............................  L4,340    L3,451       L2,548           L2,082
                                                  ======    ======       ======           ======

PRO FORMA EFFECT OF ACQUISITIONS

     The unaudited pro forma effect of the acquisitions set forth above, assuming each of the acquisitions was consummated at the beginning of the respective year of acquisition and the immediately preceding year is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                                 1998           1999
                                                              -----------    -----------
Revenues....................................................  L 5,216,162    L10,079,154
Net loss....................................................  L(2,746,263)   L(4,263,687)
Net loss per share..........................................  L     (0.40)   L     (0.48)

3. BORROWING ARRANGEMENTS

     The Company and its subsidiaries finance working capital in part through an uncommitted bank facility of Pound Sterling 200,000. The facility bears interest at a rate of 2% over the prevailing UK base rate and is collateralised on a debenture giving a fixed and floating charge on all assets of Graphic Palette (Manchester) Limited, a wholly-owned subsidiary within the Morbria group.

                              TOWNPAGESNET.COM PLC

4. RELATED PARTY TRANSACTIONS

     Since February 1996, we have financed our operations primarily through a discretionary operating line of credit with Glen Investments Limited, a corporation owned by the majority shareholder of the Company, who is a member of its board of directors. Upon the closing of our initial public offering, Pound Sterling 850,000 of the outstanding balance was converted into 850,000 shares of the Company's Series A preferred stock. The remaining balance was repaid through the proceeds received from the offering. Upon payment of the remaining balance, the facility was discontinued.

     The Company's majority shareholder, who is also a director of the Company, is the Chairman and a major shareholder of ci4net, a US public company which invests in European internet companies involved in business to business, business to consumer, e-commerce and infrastructure. ci4net has directly purchased web site development services and have majority interests in some of the customers for whom the Company provide exclusive web site development services. ci4net directly accounted for revenues totalling L1,186,175 and L163,397 in the years ended December 31, 1999 and 1998, respectively, the balance due from ci4net was L1,222,925 and L235,000 and the income deferred was L23,285 and L136,603 at December 31, 1999 and 1998, respectively. Additional customers in which ci4net has a majority interest accounted for revenues totalling L2,260,525 in the year ended December 31, 1999 and at that date the balance due from such companies was L3,491,600 and the income deferred was L813,625.

     Planet Edge, a subsidiary of ci4net, is a major supplier of Web site development services for the Company. The Company purchased goods and services from Planet Edge totalling L738,680 and L111,422 for the years ended December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, the outstanding balances payable were L247,642 and L60,420, respectively.

     The Company's majority shareholder, who is also a director of the Company, is also the majority shareholder in Glen Investments Limited. Morbria, a wholly owned subsidiary of the Company, has various Glen Investment Limited companies as its customers. Revenues for these companies from September 24, 1999, (the date of acquisition of Morbria), to December 31,1999 was L438,542. Balances outstanding from these companies at December 31, 1999 totalled L827,952.

     Our President, Mr Andrew N Lyndon-Skeggs is the owner of Westbrook Property Developments Limited, a property company based in Alton. The Company occupied office space under a short term operating lease from Westbrook Property Developments Limited. Amounts due to Westbrook Property Developments as at December 31, 1999 totalled L1,944. The lease of the property was then assigned to the Company for L1. Rental expense under this lease was L36,500, L40,300 and L32,000 for the years ended December 31, 1999, 1998 and 1997 respectively.

     Prior to our initial public offering, we financed our operations primarily through a discretionary secured operating line of credit from Glen Investments Limited. At December 31, 1998, we owed approximately L1.8 million, inclusive of interest under this line of credit. On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Upon completion of this offering, L850,000 was converted into 850,000 of our 9% Series A preferred shares. This L850,000 represented the outstanding balance owed to Glen Investments Limited as at May 5, 1999.

     Simon J. Ward, one of the members of our board of directors, is also a director of CW Fellowes Limited, our operating subsidiary's independent business advisor from 1995 to 1999. In the years ending December 31, 1999, 1998 and 1997 CW Fellowes supplied services totalling L176,430, L68,395 and L1,665, respectively. Balances outstanding to CW Fellowes as at December 31, 1999 and 1998 were L54,045 and L15,852, respectively.

     The Company believes that all related-party transactions described above were on terms no less favorable than would be obtained from unrelated third parties. Any future transactions between the Company and its

                              TOWNPAGESNET.COM PLC

4. RELATED PARTY TRANSACTIONS -- (CONTINUED) officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties, and any material transactions with these persons will be approved by a majority of the Company's disinterested directors.

5. COMMITMENTS

LEASE OBLIGATIONS AND OPERATING LEASES

     The Company's principal operating leases are for office buildings. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business. The following is a schedule of future minimum lease payments under both operating and capital leases at December 31, 1999:

                                                              OPERATING LEASES   CAPITAL LEASES
                                                              ----------------   --------------
Years ending December 31:
  2000......................................................     L  137,223        L 131,716
  2001......................................................        129,519           96,034
  2002......................................................        129,519           33,667
  2003......................................................        128,902               --
  2004......................................................        105,538               --
  2005 and thereafter.......................................        401,667               --
                                                                 ----------        ---------
Total minimum lease payments required.......................     L1,032,368          261,417
                                                                 ==========
Less amount representing interest...........................                         (19,154)
                                                                                   ---------
Present value of future lease payments......................                         242,263
Less current portion........................................                        (139,414)
                                                                                   ---------
Non current portion.........................................                       L 102,849
                                                                                   =========

     Rental expense under operating leases was L83,953, L40,300, and L32,000 for the years ended 1999, 1998 and 1997, respectively.

     In 1999, the Company entered into an agreement with NCR Limited whereby the Company committed to purchasing a specified number of kiosks through August 2001. The cost of the kiosks are capitalized at the time of purchase. The contract provides for cancellation penalties should the Company not fulfill the requirements of the agreement. As at December 31, 1999, the Company is unsure as to whether or not it will purchase the minimum number of kiosks required under the agreement.

6. STOCKHOLDERS' EQUITY

ORDINARY SHARES

     On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were approximately L10,708,677 ($17,294,512), net of offering costs.

PREFERRED STOCK

     In December 1998, the Company's shareholders passed a resolution whereby the articles of association of the Company were amended to increase the share capital of the Company to allow for the creation of a class of Series A preferred stock, L1 par value, whereby the Company is authorized to issue up to 5,000,000 shares. The Series A preferred stock will not be redeemable, except by mutual agreement of the Company and holder

                              TOWNPAGESNET.COM PLC

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
within 12 months from the completion of the initial public offering of the Company's shares. The shares are non-voting. The preferred stockholders are entitled to non-cumulative dividends at a 9% coupon rate. The liquidation rate of the Series A preferred shares are at their par value, and the Series A preferred shares have preference in that amount in liquidation or dissolution over the ordinary shares. The terms of the Series A preferred shares prohibit the payment of cash dividends on the ordinary shares in any year until the Company also declares and pays a 9% dividend on the Series A preferred shares. The Series A preferred shares are convertible into ordinary shares, at the option of the holder, at any time from May 6, 2000 at a conversion price of US$12.00 per share.

7. SEGMENTAL INFORMATION

     The Company's businesses are organized, managed and internally reported as separate business units which are reportable under SFAS No. 131.

     As required, we have determined that we have five principal businesses: (1) Town Pages which operates an interactive online local content network and develops e-commerce channels, (2) WWW which is an internet provider of cinema information and advertising services, (3) Morbria which provides web site design services, (4) BuyersGuide which publishes the internet based Local Authority and Public Service "Buyers Guide", and (5) Research Sales which is an internet based polling and market research firm.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance and allocate resources based on segmental operating income (loss).

                                                                                                 ITEMS TO
                                                                                               RECONCILE TO   RESULTS PER
                                                                                                FINANCIAL      FINANCIAL
                                TOWN PAGES    WWW    MORBRIA   BUYERS GUIDE   RESEARCH SALES    STATEMENTS    STATEMENTS
                                ----------   -----   -------   ------------   --------------   ------------   -----------
                                                                     (IN THOUSANDS)
YEAR ENDED DECEMBER 31,
Net sales
  1999                           L 5,254     L 837   L1,081       L  62           L  14              --         L 7,248
  1998                             1,120        --       --          --              --              --           1,120
  1997                                 8        --       --          --              --              --               8
Intersegment sales
  1999                           L    --     L  --   L  448       L  --           L  --           L(448)        L    --
  1998                                --        --       --          --              --              --              --
  1997                                --        --       --          --              --              --              --
Operating income (loss)
  1999                           L(2,193)    L(198)  L  512       L(163)          L(119)          L  --         L(2,161)
  1998                              (800)       --       --          --              --              --            (800)
  1997                              (329)       --       --          --              --              --            (329)
Long-lived assets
  1999                           L14,091     L  82   L  577       L  11           L 416           L  --         L15,177
  1998                               125        --       --          --              --              --             125
  1997                                19        --       --          --              --              --              19

                              TOWNPAGESNET.COM PLC

7. SEGMENTAL INFORMATION -- (CONTINUED)

                                                                                                 ITEMS TO
                                                                                               RECONCILE TO   RESULTS PER
                                                                                                FINANCIAL      FINANCIAL
                                TOWN PAGES    WWW    MORBRIA   BUYERS GUIDE   RESEARCH SALES    STATEMENTS    STATEMENTS
                                ----------   -----   -------   ------------   --------------   ------------   -----------
                                                                     (IN THOUSANDS)
Depreciation and amortization
  1999                           L 1,015     L  20   L   32       L   1           L  21           L  --         L 1,089
  1998                                42        --       --          --              --              --              42
  1997                                13        --       --          --              --              --              13
Additions to long-lived assets
  1999                           L14,872     L  46   L    3       L   1           L   6           L  --         L14,928
  1998                               148        --       --          --              --              --             148
  1997                                17        --       --          --              --              --              17

GEOGRAPHIC INFORMATION

     Our operations outside the UK include some revenues of Town Pages UK Limited and the activities of our US based wholly owned subsidiary, Research Sales, Inc. All non UK activities were within the United States. The following is a summary of the Company's operations by geographic region at and for the three years ended December 31, 1999.

                                                              AT AND YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1999         1998        1997
                                                              --------      -------      -----
                                                                       (IN THOUSANDS)
Revenues from customers
  United Kingdom............................................  L 4,115       L  771        L 8
  United States.............................................    3,133          349         --
                                                              -------       ------        ---
          Total.............................................  L 7,248       L1,120        L 8
                                                              =======       ======        ===
Long-lived assets
  United Kingdom............................................  L14,761       L  125        L19
  United States.............................................      416           --         --
                                                              -------       ------        ---
          Total.............................................  L15,177       L  125        L19
                                                              =======       ======        ===

8. STOCK BASED BENEFIT PLANS

STOCK OPTION PLAN

     In December 1998, the board of directors approved a stock option plan, the Town Pages Executive Share Option Plan (the "Plan") in the Company, whereby the directors and employees may acquire ordinary shares. Options are exercisable on the third anniversary of the date of grant and expire ten years from the date of grant. Options granted shall not be at less than 100% of the fair value of the ordinary shares on the date of grant. Where ordinary shares are to be subscribed on the exercise of an option, the option price cannot be less than the nominal value of an ordinary share. An employee's participation is limited so that the aggregate price payable for ordinary shares under option in any ten year period does not exceed a multiple of ten times the employee's remuneration. An aggregate of 10% of the ordinary shares issued and outstanding from time to time may be issued or issuable under the Plan. For the purposes of this limit, options which lapse or ordinary shares held in treasury, are not taken into account.

                              TOWNPAGESNET.COM PLC

8. STOCK BASED BENEFIT PLANS -- (CONTINUED)
     The following is a summary of stock option activity and related information:

                                                                                        WEIGHTED
                                                                                        AVERAGE
                                                                                        EXERCISE
                                   $10.00     $7.00      $6.75     $6.375     TOTAL      PRICE
                                   -------    ------    -------    ------    -------    --------
Outstanding December 31, 1998....       --        --         --        --         --
  Granted........................  177,500    29,526    155,500    57,974    420,500     $7.80
  Exercised......................       --        --         --        --         --        --
  Cancelled......................       --        --         --        --         --        --
                                   -------    ------    -------    ------    -------
Outstanding December 31, 1999....  177,500    29,526    155,500    57,974    420,500     $7.80
                                   =======    ======    =======    ======    =======     =====
Weighted Average Remaining
  Contractual Life (Years).......     9.33      9.58       9.92      9.92       9.69
                                   =======    ======    =======    ======    =======

     No options were exercisable at December 31, 1999.

STOCK-BASED COMPENSATION

     As permitted under SFAS No. 123, we have elected to follow Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock-based awards to employees. Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 for awards granted after December 31, 1994, as if we had accounted for our stock-based awards to employees under the fair value method of SFAS No. 123. We estimated the fair value of our stock-based awards to employees using a Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because our stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock-based awards to employees. The fair value of our stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

Expected life (years).......................................   4.0
Expected stock price volatility.............................  86.2%
Risk-free interest rate.....................................   5.5%

     For pro forma purposes, the estimated fair value of our stock-based awards to employee's is amortized over the options' vesting period. Our pro forma information follows:

                                                                    1999
                                                              ----------------
                                                               (IN THOUSANDS
                                                              EXCEPT PER SHARE
                                                                   DATA)
Net loss -- as reported.....................................      L(2,058)
                                                                  =======
Net loss -- pro forma.......................................      L(2,283)
                                                                  =======
Basic and diluted net loss per share -- as reported.........      L (0.29)
                                                                  =======
Basic and net loss per share -- pro forma...................      L (0.32)
                                                                  =======

                              TOWNPAGESNET.COM PLC

8. STOCK BASED BENEFIT PLANS -- (CONTINUED)
     Because the first stock-based awards were not granted until 1999, the pro forma effect will not be fully reflected until approximately 2002. We granted a total of 420,500 stock-based awards during 1999 with exercise prices equal to the market price of the stock on the grant date. The weighted average exercise price and weighted average fair value of these awards were $7.80 and $5.09 respectively.

9. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for corporation tax purposes.

     Significant components of the deferred tax assets and liabilities are as follows:

                                                                 AS AT DECEMBER 31,
                                                              ------------------------
                                                                1998          1999
                                                              ---------    -----------
DEFERRED TAX ASSETS:
  Net operating loss carryforwards..........................  L 251,016    L 1,007,535
  Accelerated capital allowances............................      1,052          6,624
  Other temporary differences...............................         --            668
                                                              ---------    -----------
  Total deferred tax asset..................................    252,068      1,014,827
  Less: valuation allowance.................................   (252,068)    (1,014,827)
                                                              ---------    -----------
DEFERRED TAX LIABILITIES
  Accelerated capital allowances............................         --        108,669
                                                              ---------    -----------
  Net deferred tax liability................................  L      --    L   108,669
                                                              =========    ===========

     Because of the Group's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance: The valuation allowance increased by L762,759 in 1999 from 1998. As of December 31, 1999 the Group had net operating loss carryforwards of approximately L3,356,000. There is no expiration date on the operating losses.

     Significant components of the income tax expense are as follows:

                                                                1999
                                                              --------
Current tax.................................................  L     --
Deferred tax................................................   108,669
                                                              --------
Income tax expense/(credit).................................  L108,669
                                                              ========

     Due to operating losses and the inability to recognize a corporation tax benefit therefrom, there was no provision for income taxes in 1997 or 1998.

                              TOWNPAGESNET.COM PLC

9. INCOME TAXES -- (CONTINUED)
     The following is a reconciliation between statutory United Kingdom income taxes and the total provision for income taxes:

     The actual income tax expense in 1999 differs from the tax expense computed at the UK statutory rate of 31% as follows:

                                                                1999
                                                              ---------
Statutory United Kingdom income tax expense.................  L(571,644)
Goodwill amortization not deductable........................    253,890
Losses for which no tax benefit is available................    353,707
Other.......................................................     72,716
                                                              ---------
Income tax expense..........................................  L 108,669
                                                              =========

                                  SCHEDULE II

                              TOWNPAGESNET.COM PLC
                       VALUATION AND QUALIFYING ACCOUNTS

                                                               ADDITIONS
                                                               ----------
                                                BALANCE AT     CHARGED TO
                                               BEGINNING OF    COSTS AND                    BALANCE AT
                 DESCRIPTION                      PERIOD        EXPENSES     DEDUCTIONS    END OF PERIOD
                 -----------                   ------------    ----------    ----------    -------------
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful accounts..............          --             --            --             --
YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful accounts..............          --             --            --             --
YEAR ENDED DECEMBER 31, 1999
Allowance for doubtful accounts..............          --       L180,966            --       L180,966

---------------

(a) Acquired from subsidiaries.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TOWNPAGESNET.COM PLC

                                          By:    /s/ VISCOUNT LIFFORD
                                          --------------------------------------
                                          Name: Viscount Edward James Wingfield
                                          Lifford
                                          Title: Chairman/Director

                                          By: /s/ ANDREW N. LYNDON-SKEGGS
                                          --------------------------------------
                                          Name: Andrew Neville Lyndon-Skeggs
                                          Title: President/Director

                                          By:    /s/ RICHARD I. WALKER
                                          --------------------------------------
                                          Name: Richard I. Walker
                                          Title: Director/Chief Financial
                                          Officer

                                          By:     /s/ KEVIN R. LEECH
                                          --------------------------------------
                                          Name: Kevin R. Leech
                                          Title: Director

                                          By:      /s/ SIMON J. WARD
                                          --------------------------------------
                                          Name: Simon J. Ward
                                          Title: Director

Dated: April 14, 2000

                                 EXHIBIT INDEX

EXHIBIT
  NO.                       DESCRIPTION OF EXHIBIT
-------                     ----------------------
 10.1    Agreement between Town Pages UK Limited and NCR Limited.
 10.2    Amendment to Employment Agreement with Andrew Neville
         Lyndon-Skeggs.
 21.1    Subsidiaries of the Registrant.
 27.1    Financial Data Schedule.