Form 20-F
period 2001-06-01
TOWNPAGESNET COM PLC
filed 2001-07-31
CIK 1078749

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                    FORM 20-F

(MARK ONE)

         [_]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
         [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR
         [_]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        COMMISSION FILE NUMBER 001-14957
                                TPN HOLDINGS PLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ENGLAND AND WALES
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)
                          THE ANNEXE, EMPRESS BUILDINGS
                                380 CHESTER ROAD
                                   MANCHESTER
                         ENGLAND M16 9EB UNITED KINGDOM
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                          NAME OF EACH EXCHANGE
                  TITLE OF EACH CLASS                      ON WHICH REGISTERED
                  -------------------                      -------------------
ORDINARY SHARES, NOMINAL VALUE (POUND)0.01P PER SHARE,   AMERICAN STOCK EXCHANGE
    REPRESENTED BY AMERICAN DEPOSITARY SHARES
    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
 TO SECTION 15(D) OF THE ACT: NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

AS OF DECEMBER 31, 2000, THE REGISTRANT HAD OUTSTANDING 10,033,009 ORDINARY SHARES, NOMINAL VALUE (POUND)0.01 PER SHARE, AND 850,000 9% SERIES A PREFERRED SHARES, NOMINAL VALUE (POUND)1.00 PER SHARE.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [_]  No [X]

     Indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17   [X] Item 18

================================================================================

                                TPN HOLDINGS PLC

                           ANNUAL REPORT ON FORM 20-F
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Certain Definitions and Conventions...........................................3

Special Note Regarding Forward-Looking Statements.............................3

PART I........................................................................3
    Item 1.   Identity of Directors, Senior Management and
                Advisors......................................................3
    Item 2.   Offer Statistics and Expected Timetable.........................4
    Item 3.   Key Information.................................................4
                  Selected Financial Data.....................................4
                  Exchange Rate Information...................................5
                  Risk Factors................................................6
    Item 4    Information on the Company.....................................18
                  History and Development....................................18
                      WWW.CO.UK Limited......................................18
                      Morbria Limited........................................19
                      BuyersGuide plc........................................19
                      Research Sales, Inc., d/b/a Rasmussen
                        Research.............................................20
                      24.7 Colour Limited....................................20
                      UK Property Channel.com Limited........................20
                  Business Overview..........................................21
                  Government Regulation......................................39
                  Insurance..................................................39
                  Organizational Structure...................................40
                  Property, Plants and Equipment.............................40
    Item 5.   Operating and Financial Review and Prospects...................41
                  Overview...................................................41
                  Our Operations ............................................42
                  Effect of Various Accounting Methods on
                    Our Results of Operations................................45
                  Results of Operations......................................46
                  Liquidity and Capital Resources............................53
    Item 6.   Directors, Senior Management and Employees.....................57
                  Directors and Senior Management............................57
                  Compensation...............................................60
                  Option Grants During 2000..................................61
                  Board Practices............................................63
                  Committees of the Board of Directors.......................63
                  Employment Agreements......................................64
                  Employees..................................................64
                  Share Ownership of Senior Management.......................65
    Item 7.   Major Shareholders and Related Party Transactions..............66
                  Major Shareholders.........................................66
                  Related Party Transactions.................................67

    Item 8.   Financial Information..........................................69
                  Consolidated and Supplemental Financial Statements.........69
                  Legal Proceedings..........................................69
    Item 9.   The Offer and Listing..........................................69
                  Nature of Trading Market...................................69
    Item 10.  Additional Information.........................................70
                  Memorandum of Association and Articles
                    of Association...........................................70
                  Board Action and Powers....................................71
                  Description of Share Capital ..............................73
                  Exchange Controls and Other Limitations Affecting
                    Security Holders.........................................78
                  Material Contracts.........................................79
                  Taxation...................................................81
    Item 11.  Quantitative and Qualitative Disclosures About
                Market Risk..................................................86
    Item 12.  Description of Securities Other than Equity
                Securities...................................................86

PART II......................................................................87
    Item 13.  Defaults, Dividend Arrearages and Delinquencies................87
    Item 14.  Material Modifications to the Rights of Security
                Holders and Use of Proceeds..................................87

PART III.....................................................................88
    Item 17.  Financial Statements...........................................88
    Item 18.  Financial Statements...........................................88
    Item 19.  Exhibits.......................................................88

                       CERTAIN DEFINITIONS AND CONVENTIONS

     In this annual report, references to "$" and "U.S. dollars" are to United States currency, and references to "(pound)", "pounds sterling", "pence" or "p" are to U.K. currency. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

     Certain U.S. dollar amounts in this annual report have been translated from pounds sterling to U.S. dollars at the December 31, 2000 noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York of (pound)1.00 = $1.4935.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We make certain forward-looking statements in this Form 20-F and in documents incorporated by reference in this Form 20-F within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 20-F, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this Form 20-F.

     The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: the change in our business strategy; our growth strategies; anticipated trends in the industry; our ability to enter into additional Web site design contracts; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and state laws and regulations; and the risks, uncertainties and other factors described from time to time in our Securities and Exchange Commission filings and reports.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

        Not applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

     The following selected consolidated financial data for each of the three years in the period ended December 31, 2000 and at December 31, 1999 and 2000, are derived from our consolidated financial statements and the notes thereto appearing elsewhere in this annual report and which have been audited by Ernst & Young, independent auditors. The selected consolidated financial data for the years ended December 31, 1996 and 1997 and at December 31, 1996, 1997 and 1998 were derived from our consolidated financial statements which are not included in this annual report and which have been audited by Ernst & Young, independent auditors.

     Solely for your convenience, certain U.S. dollar amounts have been translated from pounds sterling at the December 31, 2000 noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York of (pound)1.00 = $1.4935. The data below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the notes relating thereto included elsewhere in this annual report.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

                                                                  FOR THE YEARS ENDED DECEMBER 31,

                                    1996              1997              1998            1999              2000            2000
                              ---------------   ---------------   --------------- ----------------- -----------------  ------------
                                                    Amounts in Pounds Sterling                                          Amounts in
                                                    --------------------------                                          U.S. Dollars
                                                                                                                        ------------
STATEMENT OF OPERATIONS DATA:
Net revenues                     (pound)6,225      (pound)8,359  (pound)1,120,103  (pound)7,247,846  (pound)6,939,524   $10,364,178
Cost of revenues                       21,750            43,781           743,630         4,649,317         7,380,565    11,022,874
                              ---------------   ---------------   --------------- ----------------- -----------------  ------------
Gross profit (loss)                   (15,525)          (35,422)          376,473         2,598,529          (441,041)     (658,696)

Operating expenses

 Research and development              21,148            40,832            67,910            77,371           542,553       810,302
 Sales and marketing                   24,943            20,194           351,633         1,028,005           416,399       621,893
 General and administrative            94,429           220,057           715,168         2,565,396         6,486,720     9,687,913
 Goodwill written off                      --                --                --                --         1,631,965     2,437,340
 Depreciation & amortization            9,289            12,572            42,022         1,088,606         4,139,297     6,182,041
                              ---------------   ---------------   --------------- ----------------- -----------------  ------------
Total operating expenses              149,809           293,655         1,176,733         4,759,378        13,216,934    19,739,489
Loss from operations                 (165,334)         (329,077)         (800,260)       (2,160,849)      (13,657,975)  (20,398,185)
Other income (expense)                 (1,575)          (17,487)          (71,836)          211,884         4,826,523     7,208,413
                              ---------------   ---------------   --------------- ----------------- -----------------  ------------
Loss before income taxes             (166,909)         (346,564)         (872,096)       (1,948,965)       (8,831,452)  (13,189,772)
Provision for income taxes                 --                --                --           108,669           (66,006)      (98,580)
                              ---------------   ---------------   --------------- ----------------- -----------------  ------------
Net loss                      (pound)(166,909)  (pound)(346,564)  (pound)(872,096)(pound)(2,057,634)(pound)(8,765,446) $(13,091,192)
                              ===============   ===============   =============== ================= =================  ============

Basic and diluted net
 income (loss) per share         (pound)(0.10)     (pound)(0.07)     (pound)(0.17)     (pound)(0.29)     (pound)(0.89)       $(1.33)
                              ===============   ===============   =============== ================= =================  ============
Shares used in computing
 basic and diluted net
 loss per share                     1,672,225         5,000,000         5,000,000         7,111,075         9,816,405     9,816,405
                              ===============   ===============   =============== ================= =================  ============


                                                                 AS OF DECEMBER 31
                                ----------------------------------------------------------------------------------------------------
                                    1996             1997              1998              1999              2000             2000
                                ------------     -------------     -------------    --------------   ----------------     ----------
                                                             Amounts in Pounds Sterling                                  Amounts in
BALANCE SHEET DATA:                                          --------------------------                                 U.S. Dollars
                                                                                                                        ------------
Cash and cash equivalents       (pound)2,408     (pound)12,868     (pound)33,868    (pound)647,035   (pound)4,197,955     $6,269,646
Deferred revenue                          --                --           228,244         4,425,939          3,025,855      4,519,113
Total assets                          20,544            36,437         1,631,931        27,585,947         21,472,427     32,069,066
Total stockholders' equity
   (net capital deficiency)           (2,461)         (349,025)       (1,221,121)       17,382,048          8,340,802     12,456,988
Ordinary Shares                       50,000            50,000            50,000            95,840            100,330        149,844

EXCHANGE RATE INFORMATION

     The table below provides the following information for the years indicated concerning the number of British pounds sterling for which one U.S. dollar could be exchanged:

o the average of the noon exchange rates on the last day of each month during each year;

o    the high noon exchange rate during the year; and

o    the low noon exchange rate during the year.

     The noon exchange rate is the U.S. dollar exchange rate in the City of New York for cable transfers in British pounds sterling at noon as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are provided solely for your convenience and should not be construed as a representation that British pounds sterling amounts actually represent such dollar amounts or that such British pounds sterling amounts could have been, or could be, converted into dollars at that rate or at any other rate. We do not use such rates in the preparation of our consolidated financial statements included elsewhere herein. See the notes to our consolidated financial statements included elsewhere in this annual report.

YEAR                           AVERAGE            HIGH             LOW
----                           -------            ----             ---
1996..................    (pound)1.5624     (pound)1.7163    (pound)1.4888
1997..................           1.6392            1.7145           1.5662
1998..................           1.6576            1.7366           1.6078
1999..................           1.6178            1.6793           1.5470
2000..................           1.5170            1.6569           1.3945

     The following table provides information regarding the high and the low noon exchange rates for each month during the first six months of 2001.

MONTH                                                  HIGH            LOW
-----                                            -------------    -------------
January 2001.....................................(pound)1.5103    (pound)1.4458
February 2001...........................................1.4833           1.4312
March 2001..............................................1.4764           1.4148
April 2001..............................................1.4500           1.4135
May 2001................................................1.4445           1.4070
June 2001...............................................1.4266           1.3677

     On July 27, 2001, the noon exchange rate was (pound)1.4287 to $1.00.

RISK FACTORS

     You should carefully consider the following risks before you decide to invest in our company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our American Depositary Shares could decline, and you may lose all or part of your investment.

WE HAVE EXPERIENCED SUBSTANTIAL NET LOSSES IN THE PAST.

      We have incurred substantial consolidated losses and negative cash flows from operations in each annual period since we were formed, and we expect to continue to incur substantial losses and negative cash flows for the foreseeable future. We had consolidated net losses of approximately (pound)8.8 million ($13.1 million) and (pound)2.0 million for the years ended December 31, 2000 and 1999, respectively. As of December 31, 2000, we had an accumulated consolidated deficit of approximately (pound)12.3 million ($18.3 million). It is possible that we may never achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Our future performance will depend, in part, on the amount and rates of growth in our net revenue from e-business and advertising, and on our ability to control our operating expenses, which may increase as we continue to integrate the companies we acquired in 1999 and 2000. If revenues do not grow at anticipated rates, or if our operating expenses exceed expectations or cannot be adjusted in response to slower revenue growth, it could have a material adverse effect on our business.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN UNLESS WE RAISE ADDITIONAL CAPITAL IN THE FUTURE.

     Due to our operating losses and lack of cash flow from operations, our consolidated working capital surplus of (pound)3,398,975 as of December 31, 1999 was reduced to a consolidated working capital deficit of (pound)2,163,645 ($3,231,401) as of December 31, 2000. As a result, we need to raise additional funds in order to conduct our business and prospects. The failure to raise additional funds may prevent us from implementing our business strategy, which would materially and adversely affect our business and prospects. Currently, we depend upon revenues from operations and borrowings under a committed bank credit facility provided by HSBC Bank plc to meet our working capital and liquidity requirements and to fund continued losses. We have received written confirmation from HSBC Bank that we may continue to utilize this facility up to (pound)5.2 million ($7.8 million) until September 30, 2001. As of July 27, 2001, this facility was substantially utilized. There can be no assurance that we will achieve projected revenues, that our bank credit facility will be renewed, or that additional bank borrowings will be available to us on commercially attractive terms, or at all, or that the costs actually incurred to operate our business will not exceed our budget. In addition, if we expand our operations outside the United Kingdom or add services or other capabilities not presently contemplated, either alone or with a strategic partner, revenues from operations and available bank borrowings will be insufficient to meet our capital requirements for such expansion. If we are unable to obtain additional funds on acceptable terms or at all, we would be unable to complete any such expansion as planned and our business and financial condition would be materially and adversely affected. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, or at all.

     Any additional equity financing may be on terms that dilute the value of our company for our existing shareholders, including holders of our American Depositary Shares. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares and American Depositary Shares. Debt financing, if available, may involve restrictive covenants which limit our operating flexibility.

     As discussed in Note 1 to our financial statements, there are existing uncertain conditions that we face relative to capital raising activities. These conditions include uncertainty over whether our credit facility with HSBC Bank plc will be renewed on September 30, 2001, when it is due to expire, or whether additional funds will be made available under this facility. In addition, there is uncertainty over whether we will be able to realize sufficient proceeds from the possible sale of certain of our subsidiaries. There can be no assurance that the bank credit facility will be renewed, or that additional funds will be made available under such facility. There also can be no assurance that we will be able to complete any sale of our subsidiaries, or that the proceeds from any such sales will be sufficient to meet our capital requirements. Accordingly, our independent auditors have included an explanatory paragraph in their report on our financial statements for the fiscal year ended December 31, 2000, which describes that there are substantial doubts as to our ability to continue as a going concern.

WE HAVE A LIMITED OPERATING HISTORY

     We commenced  our  business in November  1995 but  conducted no  meaningful operations until 1996, when we began conducting experimental prototype operations which concluded in the Spring of 1998. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects. Our historical data is of limited value in projecting future operating results, particularly because we have changed our business strategy and acquired several additional businesses in 1999 and 2000. Therefore, our historical results of operations may not give you an accurate indication of our future results of operations or prospects. The limited amount of information about our business and financial history makes it difficult for you to judge whether we will be successful. Companies like us in an early stage of development frequently encounter risks, uncertainties, delays, expenses and difficulties associated with starting a new business, many of which may be beyond our control, including, among other risks set forth in this annual report, our ability to:

o successfully implement our business plan or adapt it to changes in the market;

o    attract more customers;

o    manage our expanding operations and growth;

o    attract, retain and motivate qualified personnel; and

o    anticipate and adapt to the changing Internet and new media market.

     These risks and difficulties apply particularly to us because our markets are new and rapidly changing. We cannot assure you that our business strategy will be successful or that we will successfully address these risks.

OUR REVISED BUSINESS STRATEGY FOR AVATAR INTERACTIVE LIMITED MAY NOT BE SUCCESSFUL.

     In September 2000, we changed the business strategy of our subsidiary, Avatar Interactive Limited (formerly known as Town Pages UK Limited). We may not be able to successfully execute Avatar Interactive's new business strategy. Even if we successfully execute this new business strategy, there can be no assurance that such strategy will improve our operating results. Furthermore, other conditions may exist such as increased competition, reduction in demand for Internet-related services or an economic downturn, which may offset any improved operational results that are attributed to Avatar Interactive's revised business strategy.

MOST OF OUR HISTORICAL REVENUE WAS DERIVED FROM RELATED PARTIES.

     The success of our Web design and advertising services businesses depends on our ability to attract and retain customers. Some of our largest customers are affiliates of Kevin R. Leech, a significant shareholder and a director of our company. Such customers represented 54% and 17% of our revenue during fiscal years ended 1999 and 2000, respectively. As part of the change in Avatar Interactive's business strategy, in December 2000 we discontinued providing Web channel design services to ci4net.com, Inc., an affiliate of Mr. Leech. We and ci4net.com mutually agreed to terminate our obligations under these contracts. A significant portion of our revenue was derived from these contracts. There can be no assurance that we will be able to replace these revenues with revenues from other sources. If we are unable to earn revenues from other sources, there would be a material and adverse effect on our business, financial condition and results of operations.

     Our future performance will depend, in part, on the amount and rates of growth in our net revenue from e-business and advertising and on our ability to control our operating expenses, which may increase as we continue to integrate the companies we acquired in 1999 and 2000. If revenues do not grow at anticipated rates, or if our operating expenses exceed expectations or cannot be adjusted in response to slower revenue growth, it could have a material adverse effect on our business.

THERE ARE RISKS ASSOCIATED WITH ACQUISITIONS WE HAVE MADE OR WHICH WE MAY MAKE IN THE FUTURE WHICH COULD NEGATIVELY IMPACT OUR BUSINESS PROSPECTS.

      A key element of our growth strategy over the last two years has been the acquisition of businesses and assets that complement our current businesses. There can be no assurance that we will be able to identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. In addition, there can be no assurance that we will be successful in integrating acquired businesses into our existing operations or that such integration will not result in unanticipated liabilities or unforeseen operational difficulties, which may be material, or require a disproportionate amount of management's attention. Such acquisitions may result in our company incurring additional indebtedness or issuing preferred stock or additional ordinary shares. In addition, there can be no assurance that competition for acquisition opportunities in the industry will not escalate, thereby increasing the cost to us of making acquisitions or causing us to refrain from making further acquisitions. In addition, the terms and conditions of our credit facility with HSBC Bank plc impose, and the terms and conditions of future debt instruments may impose, restrictions on us that, among other things, restrict our ability to make acquisitions.

OUR OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS WHICH MAY CAUSE VOLATILITY OR A DECLINE IN THE PRICE OF OUR AMERICAN DEPOSITARY SHARES, AND MAY MAKE PERIOD TO PERIOD COMPARISONS OF OUR OPERATING RESULTS AN UNRELIABLE INDICATOR OF OUR FUTURE PERFORMANCE.

     Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our Internet industry category, and because we have revised the business strategy of our subsidiary, Avatar Interactive. We expect to experience significant fluctuations in our future results of operations, which may cause the price of our American Depositary Shares to fall. Factors that could cause our operating results to fluctuate include, among others:

o    specific economic conditions relating to the Internet;

o    use of the Internet;

o    demand for Internet-based advertising in general;

o    changes in advertising rates as a result of competition or other factors;

o    seasonal trends in advertising;

o    the advertising budgets of our existing and potential customers;

o changes in our distribution relationships with Internet service providers or other third parties;

o    demand for our services;

o    incurrence of costs relating to acquisitions of businesses or technologies;

o incurrence of other charges in connection with the services offered by us and our competitors;

o    introduction of enhanced services by us or our competitors;

o    market acceptance of new services;

o delays in the introduction of services or enhancements provided by us or our competitors;

o    changes in our pricing policies or those of our competitors;

o capacity constraints, dependencies on Internet and telecommunications infrastructure, and related technical difficulties, downtimes, or "Internet brownouts"; and

o    general economic conditions.

     In addition, Internet and e-business related industries are relatively new and they have not been tested in a recessionary economic environment. In such an environment, spending on advertising and other discretionary items generally decreases, which could reduce sales of our services. For these reasons, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. In addition, it is likely that in some future quarters, our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our American Depositary Shares would likely fall even if not reflective of any long-term problems with our business.

OUR BUSINESS IS INCREASINGLY COMPETITIVE.

     The markets for local interactive content and services are highly fragmented and intensely competitive. We compete on the Internet with Internet service providers, online service providers, search engines and other site aggregation companies, services that sponsor communities of personal Web sites, and various Web site operators and content providers, and with Web site design, consultancy and other similar companies. We also compete with more traditional mediums of communication, such as print, radio, and television for a share of advertisers' total advertising budgets. We expect competition in our lines of business to intensify because there are relatively low barriers to entry.

UNITED KINGDOM COMPETITORS COULD DUPLICATE OUR INFORMATION AND KIOSK STRATEGY AND REDUCE ITS EFFECTIVENESS.

     United  Kingdom-based  companies,  such as British  Telecommunications  plc
(multimedia payphones), KDM International plc (County Web), Freepages plc (Scoot), Thomson Directories Ltd. (ThomWeb), Yellow Pages, a division of British Telecommunications plc (Yell), Time Out Group Ltd. (TimeOut.com) and CitySpace all provide services in the United Kingdom that offer some of the features of Town Pages. A competing kiosk program could dilute the value of our kiosk network. Other international companies also could enter the kiosk network market.

     The competition in the Web site solution and Internet services consultancy market in the U.K. is intense. Razorfish, Agency.com and Tagish, among others, provide business-to-business services in the United Kingdom and offer some of the same features contained in our products and services.

MANY ACTUAL AND POTENTIAL COMPETITORS HAVE STRONG BRAND NAMES OR GREATER RESOURCES THAN US.

     Many of our current and potential competitors have substantially greater human and financial resources, experience, and brand name recognition than us. These companies also may have significant competitive advantages through other lines of business and existing business relationships. U.K.-based companies, such as British Telecommunications, have substantially greater resources than we do. Some U.K.-based business-to-consumer and business-to-business services such as ThomWeb, Yell, TimeOut.com, Agency.com and Razorfish have stronger brand name recognition than we have. In addition, there are currently a number of companies which are providing services in other countries who have a higher brand name recognition and financial and other resources than we have, and these advantages could make them serious competitive threats to us in the United Kingdom and elsewhere in the future. These services include Digital City, operated by Digital City, Inc., a company owned by AOL TimeWarner and Tribune Company, Zip 2, operated by Zip2 Corporation, CitySearch, operated by Ticketmaster Online-CitySearch, and Around Town, operated by WebTV Networks, Inc., which is owned by Microsoft Corporation. There also are international networks of business-to-business website solution and Internet services consultancies which compete with us, including Agency.com.

     Services including GeoCities, TheGlobe.com, and Xoom sponsor communities of personal Web sites which also seek to create topically or geographically segregated online audiences for advertisers. GeoCities recently opened an office in London, England. Search engines and other site aggregation companies which aggregate links to web sites providing local content, are also potential competitors. These competitors include Excite, Inc., which operates City.Net, Lycos, Inc., which operates Lycos City Guide, and Yahoo! Inc., which operates Yahoo! Local.

OUR NEW BUSINESS STRATEGY WILL STRAIN OUR RESOURCES IF OUR SERVICES ARE NOT RECEIVED FAVORABLY BY CONSUMERS AND BUSINESSES.

     The pursuit of our new business strategy will place a significant strain on our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We also will have to expand, train and manage our work force for marketing, sales and technical support, product development, Web site design, and network and equipment repair and maintenance, and manage multiple relationships with various customers, strategic partners and other third parties. We will need to continually expand and upgrade our technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. In addition, we will have to improve our methods for measuring the performance and commercial success of our different services to better respond to advertiser demands for information on product effectiveness and to better determine which products and services can be developed most profitably.

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

OUR BRAND AND REPUTATION WILL SUFFER IF OUR SERVICES ARE NOT FAVORABLY RECEIVED BY THE MARKETPLACE.

     We plan to introduce new services, including e-business and kiosk solutions, in order to generate additional revenues, attract more consumers and respond to competition. There can be no assurance that we will be able to offer our current and new services in a cost-effective or timely manner or that our efforts will be successful. Furthermore, any new service we launch that is not favorably received by consumers could damage our reputation or our brand name. Expansion of our services may also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate sufficient revenues from our new services would have a material adverse effect on our business, financial condition and results of operations.

ESTABLISHING AND MAINTAINING OUR BRAND RECOGNITION AND REPUTATION ARE ESSENTIAL TO OUR SUCCESS.

     We believe that our success will depend to a large degree on our ability to successfully establish and maintain our brand recognition and reputation. In order to maintain a good reputation and strong brand name, we will need to invest heavily in our marketing and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. Even if we continue to provide good service to our customers, factors outside of our control, including security breaches, software defects and the loss of customer data could affect our brand and the perceived quality of our services, thereby damaging our business.

WE RELY UPON THIRD PARTIES FOR EQUIPMENT AND FOR KIOSK MANUFACTURE, ASSEMBLY, INSTALLATION, MAINTENANCE AND REPAIR.

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

KEVIN R. LEECH AND RAVEN VENTURES LIMITED OWN SIGNIFICANT PERCENTAGES OF THE VOTING POWER OF OUR SHARE CAPITAL, AND THEIR ABILITY TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS COULD ADVERSELY AFFECT OUR SHAREHOLDERS.

      Kevin R. Leech, a director of our company, and corporations controlled by Mr. Leech beneficially own approximately 26.1% of our outstanding ordinary shares. Raven Ventures Limited beneficially owns approximately 42.1% of our outstanding ordinary shares. The Raven Trust, a trust for the benefit of Mr. Leech and his family, is the sole shareholder of Raven Ventures Limited. Neither Mr. Leech nor any member of his family is a trustee of The Raven Trust or a director of Raven Ventures Limited, and as such they exercise no control over the voting or disposition of the ordinary shares of our company which are owned by Raven Ventures Limited.

      The interests of Mr. Leech and Raven Ventures Limited may differ from the interests of our other shareholders. Mr. Leech and Raven Ventures Limited have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including:

     o composition of our board of directors and, through it, the direction and policies of our company, including the appointment and removal of officers;

     o    mergers or other business combinations involving our company;

     o    acquisition or disposition of assets of our company;

     o    future issuances of capital shares or other securities of our company;

     o    incurrence of debt by our company; and

     o    payment of dividends on our capital shares.

KEVIN R. LEECH, AFFILIATES OF MR. LEECH AND ROBERT P. BRADSHAW, A DIRECTOR AND OUR CHIEF EXECUTIVE OFFICER, MAY HAVE INTERESTS WHICH CONFLICT WITH OUR INTERESTS.

     Mr. Leech is a director and principal stockholder of other technology businesses and companies that invest in technology companies, and is a significant stockholder and Chairman of ci4net.com, Inc. ci4net.com owns majority interests in several European Internet companies for whom we have provided Web site development services. Several customers of Morbria, one of our subsidiaries, are owned by Glen Investments Limited, an affiliate of Mr. Leech. While we do not believe that those companies represent a competitive threat to us now or in the foreseeable future, it is possible that they may be competitors at some future date, or that conflicts of interest may arise from those relationships. Mr. Bradshaw is the Chief Executive Officer of Heritage Great Britain plc, a company controlled by Kevin Leech. During 2000, we provided Web site development services to Heritage Great Britain.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS.

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

OTHER COMPANIES MAY CLAIM WE ARE INFRINGING UPON THEIR PROPRIETARY TECHNOLOGY.

     Given the nature of our business, we can not give assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed on their proprietary rights in connection with our Internet content. We are not aware of any such claims. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could damage our business and financial condition.

WE NEED TO CONTINUALLY OBTAIN OR DEVELOP AND DISPLAY USEFUL CONTENT IN AN ATTRACTIVE FASHION TO ATTRACT USERS AND ADVERTISERS.

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

WE MAY BE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES.

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

USERS MAY CONFUSE OTHER COMPANIES' DOMAIN NAMES WITH OUR OWN.

     Avatar Interactive has registered with the InterNIC registration service, the Internet domain names: www.townpagesnet.com, www.townpages.co.uk,
www.townpages.org,          www.townpagesplc.com,           www.townpagesus.com,
www.townpagesuk.com, and www.townpageseu.com. However, there are other substantially similar domain names which are registered by companies which may compete with us and our subsidiaries. In addition, new domains may be added in the future, allowing combinations and similar domain names that may be confusingly similar to our own. There can be no assurance that potential users and advertisers will not confuse our domain names with other similar domain names. If that confusion occurs:

     o    we may lose business to a competitor; and

     o    have to adjust our advertising rates and service fees accordingly; or

     o some users of our services may have negative experiences with other companies on their Web sites that those users erroneously associate with us.

OUR BUSINESS DEPENDS ON ACCEPTANCE OF THE INTERNET AS AN EFFECTIVE ADVERTISING MEDIUM AND COMMUNICATIONS AND INFORMATION SEARCH TOOL.

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

OUR BUSINESS COULD BE HARMED BY ACTUAL OR THREATENED PENETRATION OF OUR NETWORK SECURITY.

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

OUR BUSINESS DEPENDS SPECIFICALLY ON THE INTERNET INFRASTRUCTURE.

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

WE MUST CONSTANTLY ADAPT TO RAPID TECHNOLOGICAL CHANGE.

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

OUR BUSINESS WOULD BE HARMED IF SERVICE WAS INTERRUPTED DUE TO HARDWARE, SOFTWARE, TELECOMMUNICATIONS OR OTHER BREAKDOWNS.

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

WE ARE DEPENDENT ON OUR KEY MANAGEMENT.

     We depend upon our senior management team, led by Robert P. Bradshaw and Richard I. Walker, to successfully implement our business strategy. If Mr. Bradshaw or Mr. Walker or other members of the senior management team become unable or unwilling to continue in their present positions, our business and financial conditions could be damaged. We do not currently maintain key man life insurance on any of our officers.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN NEEDED TECHNICAL PERSONNEL.

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

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION.

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

THE PRICE OF OUR SECURITIES MAY BE HIGHLY VOLATILE.

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

WE DO NOT PLAN TO PAY CASH DIVIDENDS.

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

ALL OF OUR  OUTSTANDING  ORDINARY  SHARES WILL BE ELIGIBLE FOR IMMEDIATE  FUTURE
SALE.

     The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur. These factors could also make it more difficult for us to raise funds through future offerings of stock.

     The 2,200,000 ordinary shares in the form of American Depositary Shares sold in our initial public offering are freely tradable without restriction except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933, as amended.

      On December 26, 2000, we filed a registration statement on Form F-3 with the Securities and Exchange Commission pursuant to which we registered 7,833,009 ordinary shares, in the form of American Depositary Shares, under the Securities Act of 1933, as amended. These shares were previously issued in connection with the acquisitions we made in 1999 and 2000, and pursuant to the registration statement, they are freely tradable without restriction.

     Our stock options and warrants are likely to be exercised, if at all, at a time when we otherwise could obtain a price for the sale of our ordinary shares that is higher than the exercise price per share of the options or warrants. Any such exercise or the possibility of such exercise may impede our efforts to obtain additional financing through the sale of additional securities, or make such financing more costly.

PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO OUR ORDINARY STOCKHOLDERS.

      Under English corporate law, whenever we issue new shares for cash, subject to limited exceptions, we must grant to all of our stockholders, including holders of our ordinary shares, preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage. These statutory preemptive rights will not apply to our authorized but currently unissued shares for the period commencing December 15, 1998 and ending on December 31, 2003, but will apply thereafter. In any event, we may not be able to offer preemptive rights to U.S. holders of ordinary shares unless an effective registration statement exists under the Securities Act of 1933, as amended, covering those rights and the underlying shares. We intend to evaluate at the time of any rights offering the costs and potential liabilities and benefits to us of enabling U.S. holders of ordinary shares to exercise preemptive rights, and then make a decision whether to file such a registration statement. If holders of ordinary shares are unable to exercise preemptive rights because no registration statement is filed or effective, Bankers Trust will attempt to sell the holders' preemptive rights if a viable secondary market exists and a profit can be realized after expenses. Bankers Trust would then distribute the net proceeds of the sale, net of Bankers Trust's fees and expenses, to the holders of the ordinary shares. The equity interests of the holders of ordinary shares would be diluted proportionately if they are unable to exercise preemptive rights.

YOU MAY BE SUBJECT TO BOTH UNITED STATES AND UNITED KINGDOM TAXES.

     We strongly urge you to consult with your tax advisors concerning the consequences of investing in our ordinary shares. Our ordinary shares represented by American Depositary Shares are traded in the United States, but we are organized under the laws of England and Wales. A U.S. holder of our American Depositary Shares will be treated as the owner of the underlying ordinary shares for purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws will apply to ownership of our American Depositary Shares and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

MARKET PRICE OF OUR ORDINARY SHARES MAY BE SUBJECT TO FOREIGN EXCHANGE FLUCTUATIONS.

     Fluctuations in the exchange rate between the British pound sterling and the U.S. dollar are likely to affect the market price of the ordinary shares. For example, even though our financial statements are reported in British pounds sterling, if the value of the British pound sterling falls against the U.S. dollar, our earnings per share in U.S. dollars would be reduced. This may adversely affect the price at which our ordinary shares trade on U.S. securities markets.

UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST US.

     Five of our six directors, all of our executive officers and certain of the experts named in this annual report are not residents of the United States and virtually all of the assets of these non-U.S. persons and virtually all of our assets are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in U.S. courts, against these persons or against us, judgments of the U.S. courts based upon civil liability provisions of the U.S. federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of U.S. courts to enforce certain civil liabilities based upon U.S. federal or state securities laws in England against us or our directors or executive officers, or our experts.

UNDER U.K. LAW A VOTE OF 75% OF THE STOCKHOLDERS IS REQUIRED TO APPROVE CERTAIN SIGNIFICANT CORPORATE TRANSACTIONS.

     Under English law we are required to obtain the vote or consent of holders of 75% of our outstanding ordinary shares to complete certain significant transactions, including amendments to our memorandum and articles of association. This may make it more difficult for us to complete a merger or sale of our company which is deemed beneficial by our board of directors.

ITEM 4. INFORMATION ON THE COMPANY.

HISTORY AND DEVELOPMENT

     Our company, TPN Holdings plc, is a holding company which conducts business through its subsidiaries, which include, but are not limited to, Avatar Interactive Limited (formerly known as Town Pages UK Limited), WWW.CO.UK Limited, Morbria Limited, BuyersGuide plc and Research Sales, Inc., d/b/a Rasmussen Research. We were incorporated on July 31, 1998 pursuant to the laws of England and Wales under the name Town Pages Holdings plc. In April 1999, we changed our name to TownPagesNet.com plc, and in March 2001, we changed our name to TPN Holdings plc. Our headquarters are located at The Annexe, Empress Buildings, 380 Chester Road, Manchester, England M16 9EB United Kingdom. Our telephone number is 011-44-161-772-7204.

     Our objective is to add value to our clients' businesses by providing innovative, high quality solutions and services to consumers and businesses in the new media (including e-business), interactive kiosk, polling and advertising markets. Until June 2000, we were engaged primarily in the business of designing and installing touch screen informational kiosks in certain towns and cities in the United Kingdom through our subsidiary, Avatar Interactive Limited. In September 2000, Avatar Interactive implemented a new business strategy which focuses on providing e-business, kiosk and kiosk network solutions. In addition, from July 1999 through March 2001, we consummated the six transactions described below. These acquisitions significantly expanded the range of services we provide.

     WWW.CO.UK Limited

     In July 1999, we acquired all of the issued and outstanding shares of capital stock of WWW.CO.UK Limited and its affiliated group of companies. These companies provide cinema-related services, including Web site design, indoor cinema advertising, cinema preview booklets and wallets on which advertising space is sold, as well as local community content for our Town Pages Information Service.

     We acquired the WWW.CO.UK group of companies for an initial total purchase price of approximately (pound)4.0 million ($6.0 million) consisting of (i) (pound)1.5 million (approximately $2.2 million) in cash paid at closing, and
(ii) 488,281 unregistered ordinary shares valued at the time at (pound)2.5 million (approximately $3.7 million). In addition, we paid contingent consideration in the amount of (pound)0.5 million ($0.75 million) because the WWW.CO.UK group met certain revenue targets during the fiscal years ended December 31, 1999 and 2000.

      In connection with this acquisition, we also loaned (pound) 1.275 million (approximately $1.9 million) to the former owner of the WWW.CO.UK group under a limited recourse promissory note because the WWW.CO.UK group achieved specified revenue thresholds under certain existing franchise agreements. In addition, we were required to facilitate the sale of a portion of the ordinary shares we issued in this transaction within a specified time period or provide an additional loan of (pound) 225,000 (approximately $0.3 million) under a limited recourse promissory note. We made the additional loan because we did not facilitate the sale of such shares by the expiration of the specified time period.

      These loans bear interest at a rate of 4% per annum, and become due when the former owner of the WWW.CO.UK group sells the 488,281 ordinary shares we issued at closing in connection with the acquisition. As of December 31, 2000 approximately (pound)1.6 million (approximately $2.4 million), including interest, was outstanding under these loans. In December 2000, we filed a registration statement on Form F-3 registering these shares. However, as of July 27, 2001, the shares had not been sold, and these loans remain outstanding. Since the loan of (pound)1.275 million is effectively a minimum guaranteed value for the ordinary shares we issued as consideration in this transaction, we have established a reserve for the full amount of this loan as a capital transaction. Since the loan of (pound)225,000 was a penalty for not facilitating the sale of such ordinary shares by the expiration of the specified time period, we have established a reserve against this loan as a charge to other expenses. We have written off the interest on both loans as a charge to other expenses.

     Morbria Limited

     In September 1999, we acquired all of the issued and outstanding shares of capital stock of Morbria Limited and its subsidiaries from Glen UK Holdings Limited, an affiliate of Kevin R. Leech, who is a director and significant shareholder of our company. Morbria and its subsidiaries provide Website design, advertising, marketing, reprographics and printing services. Morbria's business strategy is to build a true "Multi-Media Group" capable of providing a wide array of electronic and print media services to the advertising, marketing and communications business sectors. We acquired Morbria and its subsidiaries for a purchase price consisting of 857,972 unregistered ordinary shares valued at the time at approximately (pound)3.4 million ($5.1 million). In addition, we also agreed to pay contingent consideration up to a maximum of (pound)930,000 (approximately $1.4 million), payable by the issuance of additional ordinary shares, if Morbria and its subsidiaries achieved certain operating results for the fiscal years ended March 31, 2000 and 2001. Morbria did not achieve the required operating results for the fiscal year ended March 31, 2000, and we do not expect Morbria to achieve such results for the fiscal year ended March 31, 2001. We also assumed and repaid approximately (pound)1.7 million ($2.7 million) in full satisfaction of bank overdrafts previously owed by Morbria.

     On the date we acquired Morbria and its subsidiaries, we owned 100% of each of these companies, except Centrix Communications Limited, a subsidiary of Morbria which was 75% owned. The remaining 25% was owned by a director of Centrix Communications. On July 21, 2000, we purchased the 25% shareholding owned by such director, and we now own 100% of the company. The purchase price for the 25% interest was 11,359 of our ordinary shares, valued at the time at (pound)15,000 (approximately $22,409).

     BuyersGuide plc

     In October 1999, we acquired all of the issued and outstanding shares of capital stock of BuyersGuide plc (formerly known as Buyers Guide Limited). BuyersGuide is an Internet-based business-to-government company. On July 24, 2000, BuyersGuide was admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the public offering of its ordinary shares pursuant to which it realized net proceeds of approximately (pound)4.4 million ($6.6 million). After giving effect to BuyersGuide's public offering, we own approximately 75.1% of the company's outstanding capital stock. The aggregate purchase price of the transaction was approximately (pound)2.9 million (approximately $4.7 million), consisting of (i) 486,381 unregistered ordinary shares valued at the time at (pound)2.5 million ($4.0 million), which were issued at closing, and (ii) 423,932 unregistered ordinary shares valued at (pound)437,000 ($653,000) which were based on certain operating results for the six month period ended March 31, 2000.

     In December 2000 we filed a registration statement on Form F-3 under the Securities Act of 1933, as amended, pursuant to which we registered for resale the 910,313 ordinary shares we issued in connection with our acquisition of BuyersGuide.

     Research Sales, Inc., d/b/a Rasmussen Research

     In November 1999, we acquired all of the outstanding shares of capital stock of Research Sales, Inc., a U.S.-based online polling and marketing company, which does business under the name, Rasmussen Research. We believe Research Sales is one of the most accurate and innovative polling companies in the U.S. Research Sales utilizes an automated polling system which provides accurate, cost-effective, objective data. The aggregate purchase price of the transaction was (pound)2.0 million (approximately $3.0 million), consisting of 551,302 unregistered ordinary shares issued at closing.

     24.7 Colour Limited

     In August 2000, our subsidiary, Morbria Limited, acquired approximately 75.01% of the outstanding shares of capital stock of 24.7 Colour Limited, a sheetfed printing company which had annual revenues of approximately (pound)1.2 million ($1.8 million) in 2000. We believe that, despite advances in technology, there will always be a market for conventional printing. We expect that our acquisition of 24.7 Colour will enable us to achieve our objective of creating a true "Multi-Media Group" at Morbria capable of providing a variety of media services to the advertising, marketing and communications markets. The aggregate purchase price of the transaction consisted of a contribution to 24.7 Colour of Morbria assets valued at the time at (pound)222,000 ($332,000). This resulted in the creation of (pound)227,549 ($340,000) of goodwill on the financial statements of Morbria.

     UK Property Channel.com Limited

     As of December 31, 2000, we owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal which lists real estate available for sale throughout England and Wales. In March 2001, we acquired an additional 60% of UK Property
Channel.com Limited. Upon completion of this acquisition, we owned 70% of the outstanding capital stock of UK Property Channel.com Limited. Our acquisition of an additional 60% of the outstanding share capital of UK Property Channel.com Limited reflects our strategy of operating new media businesses which we believe have growth potential. The consideration consisted of a contribution of working capital of (pound)1,413,803 ($2,111,515).

     Prior to our acquisition of WWW.CO.UK Limited, Morbria Limited, BuyerGuide plc, Research Sales, Inc. and 24.7 Colour Limited, substantially all of our revenues were derived from Web design and other related services provided by Avatar Interactive to affiliates of Kevin R. Leech, our director and principal shareholder. These affiliates included ci4net.com Inc., a publicly traded company with investments in approximately 40 Internet-related companies as of December 31, 2000, 33 of which were majority owned subsidiaries. Mr. Leech is a significant shareholder of ci4net.com, beneficially owning approximately 40% of its outstanding shares as of December 31, 2000. Through December 31, 2000, we had entered into certain transactions with ci4net.com and other affiliates of Mr. Leech. In addition, we and our subsidiaries had provided approximately (pound)6.1 million ($8.7 million) of services to subsidiaries and investments of ci4net.com. These customers represented 54% of our consolidated revenue during fiscal 1999 and 17% of our consolidated revenue during fiscal 2000. In December 2000, we and ci4net.com entered into an agreement settling all open accounts and obligations between us and our respective subsidiaries. See "Related Party Transactions."

BUSINESS OVERVIEW

AVATAR INTERACTIVE LIMITED

     Avatar Interactive Limited (formerly known as TownPages UK Limited) is the primary subsidiary through which we conduct our business of providing new media related services to both consumers and businesses.

      In September 2000 we concluded that the resources and risks associated with pursuing our original business plan of striking partnerships with local governments in the U.K. to offer their communities free touch-screen kiosks with free Internet access were unacceptably high. We had expected to generate revenue by placing local and national advertisements on the kiosks, and we had anticipated that U.K. government initiatives would increase demand for Internet access and e-commerce. However, slower than expected development of e-commerce in the United Kingdom and the introduction of free Internet service providers such as Freeserve and Altavista inhibited our expansion plans. A strategic review of our business led us to conclude that the greatest opportunity for the achievement of short-to-medium term profitability and subsequent growth would arise from a transformation of our business to focus on marketing, selling and delivering new media solutions to businesses in several niche areas. As a result we decided to significantly reduce our planned installation of thousands of touch screen kiosks throughout the United Kingdom.

     Our new business strategy is to provide a range of professional services to business, including Internet-based business-to-business practices (commonly known as e-business solutions), interactive kiosk-based solutions and new media solutions. We call these solutions "bespoke solutions." Our capability to deliver these solutions capitalizes on the skills we had already assembled to support our original business plan. We have recently entered into consulting service arrangements with The National Trust, The Met Office, British Petroleum and Sita Equant for the provision of such services. The most significant of these is the recent award of consultancy work for The National Trust, which is a national body that controls over 612,000 acres of countryside in the U.K. and over 200 noteworthy buildings and gardens in the U.K. We were selected from among 18 agencies to complete this work.

     In connection with the transformation of our business strategy, we took the following steps:

o    We appointed new executive directors to Avatar Interactive.

o Between September 2000 and January 2001, we consolidated our operations into a single location, reduced the number of employees from approximately 70 to 25, reconfigured our organization to reflect our revised business strategy and established a new sales team capable of selling bespoke solutions through a highly consultative approach.

o In October 2000, we and NCR Limited mutually agreed to terminate our agreement to purchase from NCR touch screen information kiosks. Under this agreement, we were required to purchase from NCR 3,500 Ci20 Internet-enabled touch screen kiosks over two years. Our failure to comply with our purchase obligations under the agreement would have resulted in our paying approximately (pound)700,000 ($1,045,000) in penalties to NCR. NCR agreed to terminate our obligation to purchase specific numbers of kiosks without penalty and now permits us to purchase kiosks on an as-needed, non-exclusive basis.

o In December 2000, we discontinued providing services to ci4net.com, Inc., an affiliate of our significant shareholder and director, Kevin R. Leech, under certain large web channel design contracts. We concluded that further work under these contracts was no longer to our commercial advantage. We and ci4net.com mutually agreed to terminate this contract without further obligation.

o In November 2000, we changed the name of Town Pages UK Limited to Avatar Interactive Limited. Avatar Interactive currently focuses on three main business activities:

     E-BUSINESS SOLUTIONS. We believe the business-to-business (B2B) market in the UK represents an attractive commercial opportunity. In order to exploit this market's potential, we have partnered with InterShop, a leading German-based e-commerce software supplier, to enable us to offer full service capabilities utilizing the data center for hosting both e-solutions and kiosk applications.

      KIOSK SOLUTIONS. We plan to use the experience we gained designing and building kiosk applications for our Wide Area Kiosk Network, which remains the largest in the U.K. with 207 touch screen kiosks installed and operational as of December 31, 2000, to develop kiosk applications and solutions for third parties.

     KIOSK NETWORK. We believe our kiosks represent an opportunity for advertisers to use an interactive medium to reach a large audience. We intend to maximize the revenue potential of this medium and increase usage of the kiosks by developing a "free to browse" kiosk model. Trials are currently taking place in Southampton, England. This model will allow users to view any information they desire through the kiosk in addition to the TownPages Information Service. If successful, we will be the first company in the U.K. to offer free unrestricted access to the Internet via a kiosk.

BUSINESS STRATEGY

     We provide a range of professional services to help our clients implement Internet-based business practices (commonly known as e-business solutions), interactive kiosk-based solutions and new media solutions. We continue to operate the TownPages Information Service which we deliver via the World Wide Web and through a network of information kiosks distributed throughout the U.K.

     We currently generate, and will continue to generate, revenues primarily in the form of fees for designing, implementing, project managing, hosting and supporting e-business, kiosk-based and new media solutions for our clients. We also may generate revenues from the sale of screensaver advertising on our kiosk network. Our goal is to become widely recognized in the United Kingdom for adding value to our clients' businesses by providing innovative and high-quality e-business, kiosk-based and new media solutions. To achieve this goal, we plan to:

     o AGGRESSIVELY MARKET THE AVATAR INTERACTIVE BRAND. We will market our services through a combination of targeted advertising in relevant trade press, presence at relevant industry sector exhibitions, press releases on business wins and project successes, invitation-only seminars hosted by us, mailshots and cold-calling.

     o UTILIZE A CONSULTATIVE SALES APPROACH TO THE DEVELOPMENT OF NEW BUSINESS. We have recruited new sales specialists to spearhead the development of new business in the e-business and kiosk-based solutions areas. These sales people will work with prospective clients to identify bespoke solutions that can be implemented by Avatar Interactive.

     o MANAGE THE RELATIONSHIPS WITH EXISTING CLIENTS TO ENSURE OPPORTUNITIES FOR FOLLOW-ON BUSINESS ARE MAXIMIZED. Existing major clients such as British Petroleum, Heritage Great Britain, the Met Office, The National Trust and Sita Equant are assigned an account manager who is responsible for assisting in the process of developing strategy, identifying emerging requirements and ensuring that Avatar Interactive is positioned to meet the clients' requirements.

     o MANAGE OUR RELATIONSHIPS WITH SOFTWARE AND HARDWARE TECHNOLOGY SUPPLIERS TO ENSURE THAT WE ARE ABLE TO DEVELOP APPROPRIATE SOLUTIONS TO MEET OUR CLIENTS' NEEDS. We will continue to be proactive in maintaining and developing relationships with hardware and software suppliers. This will ensure that we are both well informed concerning the technical capabilities of our suppliers' products and that we will be in a position to secure supplies as needed to meet client deadlines.

     o MAINTAIN THE HIGHEST POSSIBLE LEVELS OF EXPERTISE IN CORE TECHNOLOGIES AND SERVICE CAPABILITIES. We have selected Intershop 4, Allaire ColdFusion, Macromedia Director and Macromedia Photoshop as the core tools enabling us to productively and effectively develop reliable, high quality e-business, kiosk-based and new media solutions. Principally through in-house training by relevant experts, we will ensure that production personnel have high levels of competence in the use of our core tools, other relevant technologies and creative design for new media.

     o DEVELOP COMMERCIALLY-BASED RELATIONSHIPS TO GENERATE REVENUES FROM OUR INVESTMENT IN THE KIOSK NETWORK. Over 200 kiosks have been rolled out as part of our nationwide kiosk network. We are seeking to establish relationships with media sales companies with a view to selling advertising on our kiosks. We will continue to seek further commercial relationships with the aim of maximizing the returns from our investment in creating a kiosk network.

OPERATIONS

     Our revised organizational structure reflects the needs of an innovative solutions provider. The business is organized into the following functions:

     o    Sales and marketing;

     o Production, which is subdivided into creative design, technical development and project management functions; and

     o Administration and infrastructure, which is subdivided into office management, IT systems and user support and finance functions.

     A matrix management approach to project delivery has been adopted to ensure flexibility and the optimal use of human resources. We are in the process of rationalizing our data center operation to provide an appropriate level of service to support our core solutions development business, to provide a limited range of hosting services for clients and to serve our network of kiosks. We will continue to impose tight controls on expenditures with a view to achieving a rapid reduction in cash burn as revenues grow.

PRODUCTS AND SERVICES

     E-business Solutions

     Our e-business solutions division provides a comprehensive range of professional services to help our clients adopt Internet-based business practices. We assist our clients to develop e-business solutions by providing a range of project management, design and technical services, including:

     o    Project management, consulting and production;

     o    Requirements analysis;

     o    Systems and information architecture development;

     o    Database design and implementation;

     o    E-commerce  solution  development and integration,  using, among other
          technologies,    Intershop4,    Intershop   CDK/IDK   and   ColdFusion
          technologies;

     o    User interface design;

     o    Content maintenance;

     o    Hosting and hosting outsourcing; and

     o    Application support.

     We have selected Intershop 4 and ColdFusion as core technologies with which to build e-business solutions.

     Interactive Kiosk Solutions

     Our interactive kiosk solutions division provides a comprehensive range of professional services to help our clients acquire kiosk-based solutions. We have renegotiated the exclusivity contract previously in place with NCR Limited for the purchase of kiosks and we are now free to purchase the most appropriate kiosk hardware to suit specific application and commercial requirements. We assist our clients to implement such solutions by providing a range of project management, design and technical services, including:

     o    Project management and production;
     o    Requirements analysis;
     o    Market research;
     o    Revenue model development;
     o    Kiosk hardware selection and configuration;
     o    Systems and information architecture development;
     o    User interface design;
     o    Kiosk  application  development,   including  heavy  and  light  kiosk
          application   development,   Internet-enabled   kiosk  implementation,
          multimedia kiosk development, digital video production and touchscreen kiosk design;
     o    Database design and implementation;
     o    Connectivity solution design and development;
     o    Content maintenance;
     o    Kiosk installation;
     o    Hosting and hosting outsourcing; and
     o    Application support.

     New Media Solutions

     Our new media solutions division provides a comprehensive range of professional services to help our clients implement new media solutions including Web sites and CD-ROMs. We assist our clients to implement such solutions by providing a range of project management, design and technical services, including:

     o    Project management and production;
     o    Requirements analysis;
     o    Web design,  including branding, look and feel, user interface design,
          information   architecture   design,   navigation   structure  design,
          illustration and animation;
     o Multimedia application development using, among other technologies, Macromedia Director; and
     o    CD-ROM production.

     Kiosk Network

     We continue to operate our network of over 200 touchscreen kiosks providing a free-to-use service for individual users. The original TownPages branded information service providing access to approximately 5,000 different sources of information continues to be operated. Additionally, an experimental, free-to-browse service has been launched under the Ki-point brand.

     The kiosk network provides a delivery channel for advertisers. We are placing a particular emphasis on screensaver advertising since this form of advertising is viewable by both kiosk users and by people in the vicinity of a kiosk. In excess of 124 million people walk past our kiosks each year.

     Revenues

     We charge customers a fixed price for development projects, based upon the type and scope of the project. However, for continuing consultancy engagements, we charge customers for our time on a per person, per day basis. We also charge customers for our time on a per person, per day basis for new media design, consultancy and implementation engagements, and for e-business and kiosk solutions consultancy services and technical development work. Our fees for maintenance and support services are based on a per period basis and on anticipated utilization of resources. We price our hosting services to be competitive with the market for such services.

SALES AND MARKETING

     We have adopted a marketing approach, aimed at raising awareness of the Avatar Interactive brand and our capabilities, that combines targeted advertising in relevant trade press, presence at relevant industry sector exhibitions, press releases on business wins and project successes, invitation-only seminars hosted by us, mailshots and cold-calling.

     We employ a consultative sales approach to the development of new business. We have recruited new sales specialists to spearhead the development of new business in the e-business and kiosk-based solutions areas. These sales people work with prospective clients to identify bespoke solutions that can be implemented by Avatar Interactive.

     We proactively manage our relationships with existing clients to ensure that opportunities for follow-on business are maximized. Existing major clients such as British Petroleum, Heritage Great Britain, the Met Office, National Trust and Sita Equant are assigned an account manager who is responsible for assisting in the process of developing strategy, identifying emerging requirements and ensuring that Avatar Interactive is positioned to meet the clients' requirements.

     We maintain close relationships with relevant software and hardware technology suppliers to ensure that we are able to assemble appropriate solutions to meet our clients' needs. Our supplier relationships also enable us to be well informed concerning the technical capabilities of our suppliers' products and to be in a position to secure supply as needed to meet client deadlines.

COMPETITION

     E-business Solutions

     The management structures and cost bases of both established players such as IBM Global Services, Logica, Cap Gemini, PricewaterhouseCoopers, and Accenture (formerly known as Anderson Consulting), and more recently emerged players such as Razorfish, Scient, and MARCHFirst (formerly known as USWeb/CKS) are configured primarily to address the needs of large corporate accounts.

     Our strategy of principally targeting mainly small and medium sized clients means that we expect not to compete against the likes of IBM Global Services, Logica, Cap Gemini, PricewaterhouseCoopers, Accenture (formerly known as Anderson Consulting), Razorfish, Scient, and MARCHFirst (formerly known as USWeb/CKS).

     There are approximately 60 companies in the U.K. offering similar Intershop-based solutions development capabilities similar to those provided by Avatar Interactive. It is our belief that only a small proportion of these possess the high level of technical competence, particularly in the use of ColdFusion and the excellence in new media design, that exists at Avatar Interactive.

     Interactive Kiosk Solutions

     The principal kiosk hardware manufacturers based in the U.K. include NCR, e-point, NEO/LGC, DVE, Barcrest and GKN. To our knowledge none of these companies have or intend to have, software solution development capabilities. These organizations currently represent the majority of kiosk hardware supply in the U.K. and we have been quick to build relationships with them in order to be considered by them as a preferred supplier of bespoke software solutions.

     To our knowledge the number of competitors in the kiosk solutions marketplace possessing a similar track record to us in both solution delivery and operational management of a kiosk network is very limited. A total bespoke solutions package is usually the requirement from the customer with a single point of contact backed by a strong project management team leading the implementation.

     There are clear advantages from working with companies including Logica, Cap Gemini, PricewaterhouseCoopers, Accenture (formerly known as Anderson Consulting), Razorfish, Scient, and MARCHFirst (formerly known as USWeb/CKS) where kiosk based technology, not in their repertoire, is required to fulfill a project for one of their customers.

     New Media Solutions

     There are many hundreds of new media design agencies in the U.K., many staffed by only two or three people. Our new media design credibility is proven through historical developments, in particular from repeat custom and from recognition in competitions. Our capability to provide industry-strength technical solutions complementing our new media design work differentiates our offering.

     Kiosk Network

     There are now a number of kiosk network operators in the U.K., most notably British Telecommunications with their multimedia phones. Like Avatar Interactive's trial Ki-point branded kiosks, British Telecommunications' multimedia phones provide free-to-use browsing of the Web.

INTELLECTUAL PROPERTY

     Our revised business strategy relies upon our ability to create innovative solutions that meet our clients' business requirements. These solutions are principally built upon third party intellectual property for which we have appropriate licenses.

     We rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in developing solutions and hosting our clients' solutions. There can be no assurance that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could have a material adverse effect on our business, financial condition and operating results.

     We have no patents or patent applications filed or pending.

     Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights in connection with our Internet content. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could have a material adverse effect on our business, financial condition or operating results.

WWW.CO.UK LIMITED

     The WWW.CO.UK Limited group of companies provide cinema-related services, including Web site design, indoor cinema advertising, cinema preview booklets and wallets on which advertising space is sold, as well as local community content for our Town Pages Information Service. The WWW.CO.UK Limited group of companies consists of WWW.CO.UK Limited, Summerfields Publishing Limited, The Platinum Club Limited, Feature Boards Limited and, as of July 27, 2001, a majority interest in UK Property Channel.com Limited. As of December 31, 2000, we owned only 10% of UK Property Channel.com Limited.

     The movie cinema industry is constantly evolving. It includes small operators and large chains. The small operators are usually based in areas of low population density, while the large multiplex chains tend to be in areas of dense population. The U.K. cinema market is relatively fragmented, composed to a much greater extent of single site operators.

     WWW.CO.UK Limited. WWW.CO.UK Limited operates under the name Cinemas Online. It produces the official Web sites for approximately 68% of the U.K. and Irish cinema market. These Web sites display the times of the cinema performances for the forthcoming week, along with synopsis, pictures and, where applicable, trailers and hyperlinks to other film related sites, forthcoming movies, biographies of stars, competitions and other related film information. This information is regularly updated. The service is produced free-of-charge and is supported by targeted local, regional and national advertising by means of rotating banner advertisements displayed above information on current or forthcoming film releases.

     Our Web sites receive free promotion because they are the cinemas' official Web sites. As a result, our cinema Web site addresses appear on virtually all the cinemas' newspaper advertising. Our sites are mentioned in hundreds of U.K. newspapers free-of-charge, including key newspapers such as the Evening Standard.

     In addition, the larger cinemas in our client portfolio produce between 5,000 and 10,000 leaflets each week bearing information on films which are currently showing. These leaflets typically include the address of the Web site we have developed for the cinema. We also produce magazines bearing the relevant Web site addresses for the smaller cinemas within our portfolio. Our Web site addresses also appear on other cinema-related promotional materials.

     Some of our clients include Cineworld, Showcase Cinemas (a U.S. company), ABC Cinemas and Apollo Cinemas.

     Summerfields Publishing Limited. Summerfields Publishing has agreements with movie cinemas pursuant to which it produces film quarterly or bi-monthly preview booklets for individual cinemas and small chains of cinemas free of charge. Summerfields Publishing has agreements with approximately 85% of independent U.K. cinema operators. The preview booklets allow patrons of the cinemas to learn of forthcoming films for the next three months and general cinema information, free of charge. Summerfields Publishing sells advertising space in the preview booklets to local businesses, with a minimum of a two-year duration period. Summerfields Publishing targets the small cinema chains, as the multiplex cinemas expect a larger number of brochures to be produced, resulting in higher print bills.

     UK Property Channel.com Limited. As of December 31, 2000, we owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal which lists real estate available for sale throughout England and Wales. In March 2001, we acquired an additional 60% of the outstanding share capital of UK Property Channel.com Limited. Upon completion of this acquisition we owned 70% of the outstanding share capital of this company. UK Property Channel.com Limited creates and maintains local websites for independent real estate agents, including Reeds Rains (www.reedrains.co.uk), and through its www.ukpropertychannel.com Web site, offers a platform through which real estate agents can advertise their local real estate listings nationally. UK Property Channel.com provides real estate agents with proprietary software which allows them to electronically update their listings on a daily basis. Approximately 55% of the real estate agents who advertise their listings on www.ukpropertychannel.com are using this proprietary software, and we expect that number to increase. As of July 27, 2001, with 2,233 branches of real estate agents as clients, of which approximately 85% have live websites, UK Property Channel.com Limited serves more than 20% of the independent real estate agents in England and Wales. UK Property Channel.com Limited currently generates revenues through the sale of banner advertising on its Web site. We believe other opportunities to generate advertising revenues for www.ukpropertychannel.com from regional and national contracts plus other sources will arise as the company increases its market share.

     The Platinum Club Limited. The Platinum Club has agreements with cinemas under which it produces ticket wallets for cinemas, which are given to customers free of charge when they purchase tickets. The Platinum Club currently has agreements to produce and distribute cinema wallets with approximately 30% of U.K. theatres. We generate revenue from these ticket wallets by selling advertising space on them.

     WWW.CO.UK Limited was incorporated on December 2, 1997. Summerfields Publishing Limited was incorporated on July 6, 1994. The Platinum Club Limited was incorporated on September 15, 1993. Feature Boards Limited was incorporated on January 26, 1996, but is currently a dormant company.

BUSINESS STRATEGY

     We believe advertisers are becoming more Internet-aware, and that Internet usage and e-commerce is expanding in the U.K. To take advantage of the trends, we are expanding the revenue streams of the WWW.CO.UK group of companies by selling e-commerce and other new media services to their combined customer base of approximately 7,500 advertisers. We also are utilizing the advertising space in WWW.CO.UK publications to increase our sales and expand our U.K. customer base.

     WWW.CO.UK Limited plans to continue to secure agreements with additional independent cinemas. We will primarily target those businesses which have not yet signed up with us but for which Summerfields Publishing already provides preview booklets. Our management may also explore opportunities in other markets outside the U.K.

     We expect that, as the use of the Internet expands in the U.K., we may be able to charge higher premiums for the advertisements we display on our cinema Web sites. We also recognize that the Internet and digital television may play an important part in the future sale of cinema tickets. Developments of this nature are likely to work in our favor, as users would be able to purchase tickets through our Web sites, we would continue to market our facilities to advertisers and may also be able to secure additional revenues through agreements whereby we were entitled to a percentage of the e-commerce transactions.

     The business objective of Summerfields Publishing is to become the dominant provider of preview books to the independent and small chain cinema market. In 1995, we implemented an automatically renewable contract with our advertisers, which greatly facilitates the process of securing renewal business from our portfolio of clients, while reducing the amount of commission we are required to pay our salespeople. Consequently, Summerfields has two core areas of growth: sales to businesses, which do not form part of our current client portfolio, and renewal orders. The profit margins of our renewal orders are higher than those generated by our sales to businesses outside our current portfolio. Research into markets in Holland, Germany, Europe and North America shows that our U.K. strategy could prove successful in those geographical areas. Our management may further explore opportunities in these or other markets. We believe that there is great potential for expanding our advertiser client base in the U.K. We are able to include additional advertiser space in the preview books by adding one or more sets of four pages.

     The Platinum Club's expansion plans are focused on securing additional contracts with cinemas. The scope for increasing the number of advertisements on each cinema wallet is limited, as the size of the cinema ticket wallets they produce is equivalent to A4 size paper (which is slightly larger than standard letter size paper).

     We believe the UKPropertyChannel.com service is unique in the U.K. in that there is no charge involved for real estate agents, while all costs are covered through the sale of advertising. UK

PropertyChannel commenced its real estate advertising sales operation in February 2000. We believe that the online real estate advertising sector is an area with substantial growth potential.

SALES AND MARKETING

     The sales representatives for the WWW.CO.UK group of companies are all independent contractors. Other than the sales efforts of these representatives, the WWW.CO.UK group of companies does not conduct any marketing activities. The WWW.CO.UK group of companies shares personnel and other resources, including client data, which they leverage in an effort to boost sales for the entire group.

     Our clients initially enter into two-year contracts to advertise on both the electronic and non-electronic media produced by our WWW.CO.UK group. The terms of and fees to be paid under these advertising contracts are negotiated on a case-by-case basis.

COMPETITION

     WWW.CO.UK is the only official representative for the cinemas whose Web sites we have developed and host. Pearl & Dean and Carlton are our closest competitors. These companies, however, pay substantial royalties for screen rights, while we pay nothing.

     We do not believe that Summerfields Publishing has any direct competitors. There are several other companies which produce cinema brochures but they target the multi-complex cinema market, which is a completely different segment of the market. However, it is possible that future increased competition from the large cinema chains may force some smaller operators out of business.

     The Platinum Club faces competition from other companies which produce cinema ticket wallets.

     UK Property Channel.com Limited is in a market that is still in its infancy. However, companies also offering real estate sales via the Internet are Right Moves, Asserta Homes and Fish For Homes.

INTELLECTUAL PROPERTY

     WWW.CO.UK has registered the domain name www.cinemas-online.co.uk.

     UK    Property    Channel.com    has    registered    the    domain    name
www.ukpropertychannel.com.

MORBRIA LIMITED

     Morbria Limited through its subsidiaries provides Web site design, advertising, marketing and communications services. Morbria's business strategy is to create a true "Multi-Media Group" capable of providing a wide array of electronic and print media services to the advertising, marketing and communications business sectors. In addition to Morbria Limited, our Multi-Media Group currently consists of three companies: The Graphic Palette Company (Manchester) Limited, a reprographics business; Centrix Communications Limited, a design, print marketing and advertising business; and 24.7 Colour Limited, a sheetfed printing company.

     Graphic Palette. The focus of Graphic Palette's business during 2000 was to continue the development of its new media division, which is concentrated primarily on the provision of Internet web site solutions and interactive CD-ROMs. Historically, our business centered on digital colour imaging and high end digital reprographics, to which we have added digital multimedia graphics and Web site creation services. These services now form the backbone of Graphic Palette's business.

     Centrix Communications. Centrix Communications offers all aspects of design, production and print, marketing and consultancy services and a broad range of advertising services including TV, radio, outdoor and national and local press. Centrix has a large U.K. client base which spans many business sectors. We plan to expand our U.K. client base by providing services to companies in additional business sectors and by using our extensive media contacts and relationships to develop new media.

     24.7 Colour Limited. During fiscal 1999, we developed a business plan designed to extend the life of the "digital reprographics" business of Graphic Palette, which had experienced a diminishing market place. To execute this business plan, we acquired 24.7 Colour Limited, an established traditional printing company. Prior to our acquisition of 24.7 Colour, the Morbria group of companies spent approximately (pound)300,000 per year on outsourcing traditional print requirements.

     Morbria was incorporated on March 3, 1992 in England. The Graphic Palette Company was incorporated in England on March 10, 1992. Centrix Communications was incorporated in England on October 28, 1991. 24.7 Colour Limited was incorporated on March 24, 1997.

PRODUCTS AND SERVICES

     Morbria provides the following products and services:

o    Concept and design;

o    Interface design;

o    Information architecture;

o    Dynamic and database driven site design;

o    Online business plans;

o    Online and off-line marketing;

o    Consultancy and project management;

o    Systems integration;

o    Content authoring, sourcing and management;

o    WAP enabled XML based site design; and

o    Kiosk/CD multimedia.

     The fees we charge for these services typically are priced to be competitive with the market for such services, but are variable based upon the type of industry in which the client operates and the specific client project. Fees for most of these services are charged on a per person, per day basis. However, fees for certain concept work and fixed projects are charged on a weekly or monthly basis.

SALES AND MARKETING

     Morbria's sales and marketing is currently focused in four main areas:

o    Development of relationships with strategic partners

o    Third party introducers

o    Mail shots to qualified databases

o    Word of mouth referrals

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

     Although mail shots are time consuming and not as immediately effective as other sources of lead generation, mail shots are still a useful and effective method of marketing our company and its services to specific targeted areas of the business community. For mail shots to be effective, time and research needs to be invested to identify the most profitable target profile. We then follow up our mail shots. Although initial responses are typically low, we retain as much information as possible about the companies with which we come into contact. Where and when appropriate, we then follow up with those companies at a later date. This approach often results in a flow of leads over a longer period of time than would otherwise be the case.

     We recognize referrals as one of the best new business sources and as our preferred mechanism of developing new business. Referrals typically come from personal recommendations or through personal experience with our services. Before meeting with prospective clients, we generally are provided with a description of the new client and its business, the project to be completed, and project budgets. This information allows us to prepare presentations to prospective clients more efficiently and with greater speed.

     Business leads through personal knowledge, although not as directly effective, are also a valuable source of referral. Typically, the person passing us information regarding an individual or company will have personal knowledge or inside information as to the prospect and their potential requirements.
Access to this kind of information allows for a more effective and focused approach when following up a lead.

OPERATIONS

     By adopting a flat structure, our ability to use initiative and speed of decision-making to impact on the business in both reactive and proactive ways is greatly increased. This approach fully supports the strategic development of the company and operating functions. Morbria's internal structure is dynamic. We constantly review our business practices to match overall market growth and advances in technology.

COMPETITION

     Morbria competes with local and national agencies such as McCann Erickson, XTML Creative, Nexus New Media, KMP Internet, Action Multimedia, LMS Information Technology, Walsh Simmons, Odyssey Interactive, Brand New Media, and Moonfish.

     Centrix Communications competes with other marketing services agencies both in Manchester, England and elsewhere. This marketplace is highly competitive. Other marketing services agencies that we compete with in the Manchester area are: Cicero Advertising & Marketing, Marketing and Advertising Principles plc, GMM & ICA, Redmond Jones & Partners Ltd., Radford Advertising Ltd., Hues & Co., Barrington Johnston Loraines, Bourden Dyble Hayes/TBWA, and Cheetham Bell.

     24.7 Colour Limited competes with local and national companies, including County Offset, Pelican Press and Finch Mark.

INTELLECTUAL PROPERTY

     Morbria owns the Web site domain name for Graphic Palette, which is www.graphicpalette.com. In accordance with U.K. copyright laws, we retain copyrights on all the designs we produce for our clients.

BUYERSGUIDE PLC

     BuyersGuide plc is a leading U.K. provider of business-to-government services. BuyersGuide publishes the Internet-based Local Authority and Public Service "Buyer's Guide," and offers a comprehensive online procurement and specification index serving purchasing officers, decision makers and key personnel within:

     o    Public Authorities

     o    Central Government departments

     o    Local Authorities

     o    NHS Trusts

     o    Other associated Public Sector departments

     The U.K. government has strict procedures regarding the selection of government suppliers. CCT (Compulsory Competitive Tendering) is now being phased out and replaced by BVI (Best Value Initiative). One of the implications of BVI is that government purchases of a value less than (pound)158,000 no longer have to go through traditional lengthy tender procedures, hence approved suppliers and contractors have the benefit of direct quoting.

     In addition, the recent decentralization of government budgets, which has created a number of new decision-makers and budget holders, ensures that businesses can not only maintain and develop their existing government supply arrangements, but more importantly, that they can attract new departments and new customers which were previously inaccessible. This new procedure will also allow additional businesses to break through into the government sector for the first time.

     The BVI system is designed to alleviate the problems faced by public sector personnel in the day-to-day task of finding high quality suppliers and up-to-date information on their products and services.

     Users of BuyersGuide's online service are able to search for potential suppliers in three ways. First, they have the benefit of searching by business category using a comprehensive classification index covering over 1,000 different categories. Second, if a buyer is already aware of a particular supplier, but needs additional information, they can utilize the company name search facility. The third option is a "fuzzy logic" search of the Web site, allowing the browser to search by keywords, concepts or specific terminology relating to their requirements.

     The BuyersGuide Web site only contains information on suppliers which have a history of supplying to this marketplace and which consider government to be one of their target markets.

     We believe our BuyersGuide online service has been a success, based upon the increasing number of clients and advertisers using the web site, as well as a high rate of annual client renewals. BuyersGuide has a growing client list which currently includes over 4,000 clients, including Coca-Cola, IBM and Canon, together with a wide range of telecommunications companies.

     On July 24, 2000, BuyersGuide was admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the public offering of its ordinary shares pursuant to which it realized net proceeds of approximately (pound)4.4 million ($6.6 million). We currently own approximately 75.1% of the outstanding capital stock of BuyersGuide.

     BuyersGuide plc commenced operations on October 1, 1996 as a partnership under the name Bowden Publishing. It was incorporated on September 30, 1999 in England just prior to being acquired by TPN Holdings plc in October 1999.

BUSINESS STRATEGY

     Our business objective is to develop local government and public-specific online marketplaces to facilitate purchasing over the Internet by the government sector. To achieve this objective, we plan to take the following steps:

     o Expand the number of telesales representatives we employ. We are also exploring the option of opening further U.K. branches.

     o Continue to market the BuyersGuide service to the public sector using direct marketing channels such as telesales, direct mail and e-mail, in conjunction with traditional advertising in targeted government magazines and circulars to further increase usage of our web site and revenue for our business clientele. We may also employ field sales people to encourage high-budget buyers within the government sector to use our service to source suppliers, which in turn could result in additional e-commerce revenues for our company, together with heightened awareness of our service.

     o Increase revenue by adopting new strategies such as the deployment of field sales representatives and the implementation of software which facilitates the process of tendering for contracts. The use of this software should allow BuyersGuide to charge 1-3% of the revenue from processed transactions by way of commission.

     o Complete our upgrade of the BuyersGuide Web site to incorporate e-commerce facilities. This will allow BuyersGuide to offer its advertisers e-commerce facilities in exchange for a percentage of the profits resulting from the online transactions.

     o Build on our existing client base and continue to secure high levels of client retention. We currently have a renewal rate of approximately 65% of our clients per year, together with an expanding client base. Ongoing marketing of our service should result in heightened brand awareness of our company, together with increased levels of traffic to our Web site. This in turn should result in higher revenues for our advertisers, making our service increasingly attractive to our existing advertisers and to other businesses we hope to attract as clients. We also intend to form stronger relationships with government bodies and local government magazines.

     o Develop additional Web sites to cater to the needs of other specialist marketplaces, such as IT, telecommunications, education, NHS Trusts and the domestic sector. We expect that these additional sites would be likely to generate additional revenues for BuyersGuide by allowing the client to advertise in both our general directory and a second directory which is specific to their sector.

     We are examining the benefits of implementing an online and offline advertising campaign targeted at the public sector to increase awareness of the BuyersGuide online service and to generate additional business for the Web site. In furtherance of this advertising campaign, we may engage in a variety of public relations activities, including participating in exhibitions and conferences.


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

     The fees we charge customers for advertising on the BuyersGuide Web site, including banner advertising, depends on the complexity of the advertisement, the size of the company advertising and the business sector in which the advertisement is to be displayed. We are able to command higher prices for larger, better-known advertisers who tend to receive more inquiries than smaller companies. We also are often able to charge a premium for prestigious business classifications. Our Web site currently incorporates approximately 1,000 business categories, each of which presents banner advertising opportunities.

     We have no manufacturing capacity and only limited equipment maintenance, i.e. our Web site. We rely on third parties for our equipment and all other related products and services. We use licensed software site design tools to maintain and build client profiles.

COMPETITION

     We believe that BuyersGuide has no direct competition in the online government procurement industry. BuyersGuide competes with a number of magazines in the government purchasing business, including L.G. News, L.G. Chronicle and Municipal Journal, as well as with directories such as L.A. & P.S. Yearbook and IT Yearbook.

INTELLECTUAL PROPERTY

     BuyersGuide has registered the domain name www.buyersguide.co.uk.

RESEARCH SALES INC. (D/B/A RASMUSSEN RESEARCH)

     Research Sales, Inc. was incorporated in the State of Washington on December 31, 1998. It was acquired by TPN Holdings plc on November 1, 1999. Research Sales, which conducts business under the name Rasmussen Research, is a public opinion and market research company that has developed a proprietary system, the Rasmussen Automated Polling System, for collecting telephone survey data at a fraction of the time and cost required for conducting traditional operator-assisted surveys. The quality of this system was recently validated by an independent analysis by the Washington DC based Progressive Review, a political magazine, which found our system to be the most accurate polling company in the United States during the 2000 Presidential primary elections. We are now using this system to generate content for the Research Sales Web site, www.portraitofamerica.com.

     We believe the information age can best be fueled by access to objective, insightful information that is unbiased, unfiltered and distributed over the Internet and other channels. Access to objective, relevant information can be a potent tool for commerce and individual fulfillment. Research Sales plans to grow its business by entering into relationships with strategic partners who can benefit from its proprietary information gathering system.

         On February 24, 2000, Research Sales entered into an agreement with Survey Sampling, Inc., a firm widely recognized by research professionals as one of the most reliable sources of samples for telephone surveys. Survey Sampling provides Research Sales with all of its telephone samples for survey research, both domestically and internationally. Survey Sampling works with over 1,000 research partners worldwide creating samples for syndicated and proprietary custom research for clients including: J.D. Power & Associates, The Arbitron Company, The Gallup Organization, Roper Starch Worldwide, and many others.

     In January 2001, the founder of Research Sales, Scott Rasmussen, resigned. The company is currently run by Alan Lindsay, its Chief Operating Officer, who has been with the company since inception. Mr. Lindsay was responsible for the development of the Automated Polling System.

PRODUCTS AND SERVICES

     Research Sales historically has conducted surveys on a for-hire basis. In the future, however, we also expect to provide content for our Portrait of America Web site (www.portraitofamerica.com). We currently are seeking a title sponsor for the site. In addition, we intend to sell other products, together with data access through this site.

     In the future, we plan to customize our product offerings to meet the needs of individual Web sites seeking to use our content. In some cases, we expect to receive a fixed fee for this service. In others, we will base the contracts on cash and revenue sharing opportunities.

     We intend to develop customized content packages to meet the needs of individual customers. Current packages being developed include a full range of pricing options, from barter arrangements to annual contracts of a substantial monetary value. Research Sales also conducts public opinion surveys in conjunction with media outlets. Under these arrangements, the media outlet is able to use its data in exchange for promoting and directing traffic to the Research Sales Web site.

     Research Sales owns and operates a proprietary automated telephone interview technology that allows Research Sales to collect statistically reliable public opinion and market research information at a fraction of the cost and time required for operator-assisted surveys. All of Research Sales' publicly released survey data is collected via this method. Although we report our data on the Internet at www.portraitofamerica.com, we do not collect survey data online.

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

     To place our calls, we randomly select phone numbers appropriate to the geographic market being surveyed. Unless clients specify otherwise all samples are produced by Survey Sampling, Inc.

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

     After processing the data, Research Sales either provides the information to a client or posts it on its Web site. Sometimes, a press release summarizing the data is issued. For information presented on Research Sales' Web site, we typically post the question wording along with our summary of the data so that people visiting the site can evaluate the questions for themselves. We also post the survey date, sample size, margin of sampling error, and other relevant information.

     Surveys provided to clients are sometimes kept private. However, we inform our clients that if our polling data is reported publicly, details of the entire survey must be made public. This includes a listing of all questions asked, the responses to all questions, and details about the survey such as date, sample size, and margin of sampling error.

SALES AND MARKETING

     To date, sales and marketing efforts of Research Sales have been minimal, except to the extent of building brand name recognition.

     In the course of Research Sales' public relations efforts, we have released substantial quantities of data to the media. Our work has been cited on Good Morning America, the Today Show, the Jim Bohannon Show, and scores of other broadcast outlets. In print, Research Sales' work has appeared in USA Today, the Wall Street Journal, Washington Post, New York Times, Los Angeles Times, Newsweek, Charlotte Observer, London's Guardian Observer, International Herald Tribune, and countless other publications.

COMPETITION

     Research Sales' competition in the objective content arena falls into two broad categories: telephone-based research companies and Web-based research companies. The larger, traditional pollsters concentrate their efforts in the telephone-based arena, although some are experimenting with Web-based ventures. Web-based research firms tend to be new ventures well-funded through venture capital, and attempting to differentiate in a category that is increasingly crowded. These firms offer the advantage of decentralizing the collection process allowing small businesses and individuals low cost and ease of use. Unfortunately, these firms collect data through the Web using self-selected samples. We believe that the combined limitations of Web-audiences and self-selected samples render this research statistically unreliable.

     Traditional research competitors include Survey USA, which is owned by Hypotenuse, a privately-held New Jersey company. Its trade names for different types of research offerings include: Survey USA, BulletPoll, Overnight Research, Flash Poll, Voter Roll Call. InterSurvey, another competitor, was founded in 1998 by two Stanford University professors. Headquartered in Menlo Park, California, InterSurvey claims to be the first and only Web-based research firm that collects data from a scientifically representative sample. The so-called "no compromise" methodology is said to blend the statistical reliability of probability sampling with the power of Web interviewing to solve the problems associated with survey research on the Web, in person, by mail or on the telephone. Insight Express is one of the first fully automated online research services. It has access to a database of 35 million people, one of the largest available.

     Informative, another competitor headquartered in San Francisco, California, is similar to Insight Express and Zoomerang. It allows users to build their survey on line, link it to their Web site and view results in real-time through a Web browser. It has an impressive list of clients including advertising agencies, e-commerce companies such as Amazon.com, market research companies, portals like AltaVista and Lycos, publishing and media companies and technology companies such as Apple and Adobe Systems. Zoomerang, a division of MarketTools, is a provider of technology and advisory services for conducting Web-based market research. Members register to build and conduct surveys with Zoomerang using pre-formatted surveys. In turn, Zoomerang sends surveys to panelists on behalf of members. Results are accessed through members' accounts. Another competitor, Harris Interactive, formed in 1999, has database of five million online panelists who register to participate at the Harris Poll Online Web site or through one of its partner sites.

     Phone-based research competitors include The Gallup Organization and Zogby International. Both companies conduct public opinion polls.

INTELLECTUAL PROPERTY

     Research    Sales   owns   more   than   350   domain    names    including
www.portraitofamerica.com and www.portraitoftheUK.com.

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

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by agencies such as the Federal Communications Commission (FCC) in the United States in the same manner as other telecommunications services. Local telephone carriers, such as Pacific Bell in the United States, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose higher access fees on the Internet service providers and online service providers. The costs of communicating on the Internet could increase substantially as a result of any such regulation in the United States, the United Kingdom, or elsewhere, potentially slowing the growth in use of the Internet.

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

INSURANCE

     We believe that our insurance coverage for our businesses is generally in accordance with industry standards and is adequate in light of our business and the risks to which we are subject, except that we do not presently maintain "errors and omissions" insurance or key man life insurance. Any failure to maintain adequate insurance could have a material adverse effect on our business and financial condition.

ORGANIZATIONAL STRUCTURE

     We have interests in several subsidiaries. Below is a list of our significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held, as of December 31, 2000.

                                                                                              PERCENTAGE INTEREST
NAME                                                      JURISDICTION OF INCORPORATION           VOTING POWER
----                                                      -----------------------------        -----------------
Avatar Interactive Limited                                      England and Wales                    100%
WWW.CO.UK Limited                                               England and Wales                    100%
Summerfields Publishing Limited                                 England and Wales                    100%(1)
The Platinum Club Limited                                       England and Wales                    100%(1)
UK Property Channel.com Limited                                 England and Wales                     10%(2)
Morbria Limited                                                 England and Wales                    100%
Graphic Palette Company (Manchester) Limited                    England and Wales                    100%(3)
Centrix Communications Limited                                  England and Wales                    100%(3)
24.7 Colour Limited                                             England and Wales                     75%(3)
BuyersGuide plc                                                 England and Wales                     75%
Research Sales, Inc., d/b/a Rasmussen Research                 State of Washington                   100%

-----------------------

(1) Denotes indirect ownership by us through our wholly-owned subsidiary, WWW.CO.UK Limited.

(2) In March 2001, we acquired an additional 60% of the outstanding share capital of UK Property Channel.com Limited, and currently own 70% of this company.

(3) Denotes indirect ownership by us through our wholly-owned subsidiary, Morbria Limited.

PROPERTY, PLANTS AND EQUIPMENT

     We currently lease approximately 670 square meters (approximately 7,200 square feet) for the executive offices of TPN Holdings plc and Morbria Limited at The Annexe, Empress Buildings, 380 Chester Road, Manchester, Lancashire, England under a lease which expires on July 12, 2009. The rent for this office space is (pound)36,750 per year. We previously occupied approximately 242 square meters (approximately 2,540 square feet) of office space at 11 Market Square in Alton, Hampshire, England under a lease assigned to Avatar Interactive by Westbrook Property Developments Ltd. for (pound)1. We paid approximately (pound)36,000 ($58,000) per year in rent under this lease. Westbrook Property Developments Ltd. leased the premises from Lloyds Bank plc in 1989 for a 25 year term. Our lease for this facility expires on September 28, 2014. In January 2001, we subleased this facility to The Vacancy Management Co. Limited for three years at a rent of (pound)36,000 per year. If Vacancy Management elects not to renew this sublease when it expires, and if we were unable to secure another subtenant on acceptable terms, we would be responsible for any obligations remaining under the original lease. Avatar Interactive conducts business from Welton House, Mill Lane, Alton, Hampshire, England, under a sublease expiring on April 26, 2004. The rent is (pound)31,150 per year.

     WWW.CO.UK Limited and UK Property Channel.com Limited lease approximately 670 square meters (approximately 7,200 square feet) for its principal offices at 34/36 Orchard Road, Lytham St. Annes, Lancashire, England, under a seven year lease which expires on September 28, 2005. The rent for this facility is (pound)25,000 per year.

     BuyersGuide leases approximately 302 square meters (approximately 3,250 square feet) for its principal offices at 2 Osborne Terrace, Jesmond, Newcastle upon Tyne, England under a month-to-month lease. The rent for this facility is (pound)1,667 per month. BuyersGuide also leases additional office space at 25 York Place, Leeds, England, where it maintains a telesales office. The lease for this facility is on a month-to-month basis, and the rent is (pound)1,000 per month.

     Research Sales leases approximately 60 square meters (approximately 644 square feet) for its principal offices in Raleigh, North Carolina. The rent for this facility is $775 per month. The research and development group of Research Sales moved into this facility in July 1999, and all of Research Sales' operations were consolidated there in March 2001 from our facility in Matthews, North Carolina. We plan to sublease the Matthews, North Carolina facility, which is approximately 328 square meters (approximately 3,510 square feet), until the expiration of the current lease in April 2005. The rent for the Matthews, North Carolina facility is $5,118 per month. In addition, Research Sales leases approximately 400 square feet at 7520 Shawnee Mission Parkway, Kansas City, Missouri, where it maintains a remote call center. We expect to close this call center and move it to our Raleigh, North Carolina facility in the second quarter of 2001.

     24.7 Colour Limited leases approximately 1,720 square meters (approximately 18,500 square feet) for its principal offices and printing operations at Longford Trading Estate, Thomas Street, Manchester, England. The rent for this facility is (pound)3,917 ($5,850) per month.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH "ITEM 3. SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" APPEARING ON PAGE 1 OF THIS ANNUAL REPORT.

OVERVIEW

     We are a holding company and we conduct our business through our subsidiaries, which include, but are not limited to, Avatar Interactive Limited (formerly known as Town Pages UK Limited), WWW.CO.UK Limited, Morbria Limited, BuyersGuide plc and Research Sales, Inc., d/b/a Rasmussen Research. We commenced operations in November 1995 but conducted no meaningful operations until 1996, when we began conducting experimental prototype operations which concluded in the Spring of 1998. On July 31, 1998, we were incorporated under the laws of England and Wales under the name Town Pages Holdings plc. In April 1999, we changed our name to TownPagesNet.com plc, and in March 2001, we changed our name to TPN Holdings plc.

     Until June 2000, we were engaged primarily in the business of designing and installing touch screen informational kiosks with free Internet access in certain towns and cities in the United Kingdom through our subsidiary, Avatar Interactive Limited. Under this business model, we expected to generate revenues from local and national advertisements placed on the kiosks. However, the demand for e-commerce and Internet access in the United Kingdom grew slower than we expected, despite U.K. government initiatives intended to increase demand. In addition, the introduction of free Internet service providers such as Freeserve and Altavista inhibited our expansion plans.

     In  September  2000,  we  implemented  a new  business  strategy for Avatar
Interactive which focuses on providing Internet-based business-to-business practices (commonly known as e-business solutions), interactive kiosk-based solutions and new media solutions. We call these solutions "bespoke solutions." In addition, from July 1999 through March 2001, we acquired all of the outstanding share capital or a majority interest in six companies. These acquisitions significantly expanded the range of services we provide. These transactions include the acquisitions of WWW.CO.UK Limited and its subsidiaries, Morbria Limited and its subsidiaries, BuyersGuide plc, Research Sales, Inc., d/b/a Rasmussen Research, 24.7 Colour Limited and UK PropertyChannel.com Limited.

     WWW.CO.UK Limited and its subsidiaries provide cinema-related services, including Web site design, indoor cinema advertising, cinema preview booklets and wallets on which advertising space is sold, as well as local community content for our Town Pages Information Service.

     Morbria Limited and its subsidiaries provide Web site design, advertising, marketing and communications services using a wide array of electronic and print media services.

     BuyersGuide plc is an online provider of goods and services procurement information for government and public services bodies in the United Kingdom. We own 75% of the outstanding share capital of BuyersGuide.

     Research Sales, Inc. is a U.S.-based online polling and market research company which has developed proprietary Automated Telephone Interview Technology. Research Sales, Inc. is seeking to become an application service provider for polling professionals and market research organizations. Research Sales, Inc. continues to operate the Portrait of America website (www.portraitofamerica.com) as a showcase for their research experience. In 1999 and 2000 they conducted more than 1000 surveys, each of which is showcased on the website.

      24.7 Colour Limited is an established traditional sheetfed printing company, which we acquired to extend the life of the "digital reprographics" business of Graphic Palette, a subsidiary of Morbria which had experienced a diminishing market place. Despite the recent advances of technology, we believe that there will always be a market for conventional printing. We expect our acquisition of 24.7 Colour will allow us to offer our advertising, marketing and communications clients a range of electronic and print media services. We own 75.1% of the outstanding share capital of 24.7 Colour.

     UK Property Channel.com Limited operates www.ukpropertychannel.com, an Internet portal which lists real estate available for sale throughout England and Wales. UK Property Channel.com Limited creates and maintains local websites for independent real estate agents, and through its Web site, offers a platform through which real estate agents can advertise their local real estate listings nationally. Real estate agents using UK Property Channel.com's website are able to electronically update their listings on a daily basis. As of July 27, 2001, with 2,233 branches of real estate agents as clients, of which approximately 85% have live websites, UK Property Channel.com Limited serves more than 20% of the independent real estate agents in England and Wales. UK Property Channel.com Limited currently generates revenues through the sale of banner advertising on its Web site. We believe other opportunities to generate advertising revenues for www.ukpropertychannel.com from regional and national contracts plus other sources will arise as the company increases its market share. As of December 31, 2000, we owned 10% of the outstanding share capital of UK Property Channel.com. In March 2001, we increased our ownership to 70% of the company by acquiring additional capital shares.

OUR OPERATIONS

     Our financial statements are presented in pounds sterling and are prepared in accordance with generally accepted accounting principles in the United States. For your convenience, we have translated certain pound sterling amounts into U.S. dollar amounts. Our fiscal year ends on December 31. All references to operations and financial condition for all fiscal periods prior to December 15, 1998 are to the operations and financial condition of Avatar Interactive Limited. Unless the context otherwise indicates, "fiscal 2000", "fiscal 1999", "fiscal 1998" and "fiscal 1997" refer to the fiscal years ended December 31, 2000, 1999, 1998 and 1997, respectively.

     We have incorporated the results of each of our subsidiaries into our consolidated financial statements from the date of their respective acquisition, to the extent they were majority-owned as of December 31, 2000. Our stated net loss of (pound)8,765,446 ($13,091,192) is after a charge of (pound)3,069,092
($4,583,690) from the amortization of goodwill arising from the acquisitions and a charge of (pound)1,631,965 ($2,437,430) arising from the write off of our acquisition of Research Sales, Inc.

     The net loss is also stated after a charge of (pound)307,000 ($458,505), arising from provisions made against certain loans receivable, the repayment of which are dependent upon sales of our ordinary shares by the borrowers. In management's view, it is unlikely that, in the short or medium term, our share price will increase to the levels necessary for such sales to occur. We have therefore provided in full against these loans.

     A significant portion of our operating loss for the year ended December 31, 2000 was incurred by our Avatar Interactive subsidiary, which has incurred operating losses since inception. In September 2000, we refocused the business strategy of Avatar Interactive. We believe Avatar Interactive's new business strategy will permit Avatar to substantially reduce those losses and eventually become profitable. As part of this new business strategy, we appointed new executive directors to run Avatar Interactive and realigned Avatar's kiosk business focus. The appointment of these new directors was made to strengthen Avatar Interactive's management team and to provide greater focus and accountability to the TPN Holdings plc board. In addition, Avatar Interactive eliminated nearly two-thirds of its workforce. The remaining personnel were relocated to our Welton House office in Alton, which resulted in the closure of the Market Square and Warrington offices, which reduced our overhead costs.

     The  components   described  below  comprise  our  revenues  and  costs  of
operations.

    Revenues

     Avatar Interactive Limited. We charge customers a fixed price for development projects, based upon the type and scope of the project. However, for continuing consultancy engagements, we charge customers for our time on a per person, per day basis. We also charge customers for our time on a per person, per day basis for new media design, consultancy and implementation engagements, and for e-business and kiosk solutions consultancy services and technical development work. Our fees for maintenance and support services are based on a per period basis and on anticipated utilization of resources. We price our hosting services to be competitive with the market for such services.

     WWW.CO.UK Limited. Our clients initially enter into two-year contracts to advertise in both the electronic and non-electronic media produced by WWW.CO.UK and its subsidiaries. The terms of and fees to be paid under these advertising contracts are negotiated on a case-by-case basis.

     Morbria Limited. The fees we charge for the services offered by Morbria and its subsidiaries, including 24.7 Colour Limited, typically are priced to be competitive with the current market for such services, but are variable based upon the type of industry in which the client operates and the specific client project. Fees for most of these services are charged on a per person, per day basis. However, fees for certain concept work and fixed projects are charged on a weekly or monthly basis.

     BuyersGuide plc. We charge our customers fees for advertising on the BuyersGuide Web site, including banner advertising. The amount charged depends on the complexity of the advertisement, the size of the company advertising and the business sector in which the advertisement is to be displayed. We are able to command higher prices for larger, better-known advertisers who tend to receive more inquiries than smaller companies. We also are often able to charge a premium for prestigious business classifications.

     Research Sales, Inc. Research Sales historically has conducted surveys on a for-hire basis. In the future, however, we also expect to provide content for our Portrait of America Web site (www.portraitofamerica.com). We currently are seeking a title sponsor for the site. We intend to sell other products, including selling data access through this site, at fees to be determined. We also plan to customize our product offerings to meet the needs of individual Web sites seeking to use our content, for which we expect to receive a fixed fee. In other cases, we will base contracts on cash and revenue sharing opportunities. We also intend to develop customized content packages which include a full range of pricing options, including barter arrangements and annual contracts of a substantial monetary value. To date Research Sales has been unable to develop the strategic relationships management believes are necessary to operate the business successfully. As a result, Research Sales has not generated the level of revenue we had expected when we purchased the company. We believe that there is a high risk that Research Sales will be unable to generate sufficient revenues in the near future. If Research Sales is unable to generate revenue, it would be unable to continue its operations at its current level. We have therefore fully provided against the book value of this acquisition as of December 31, 2000.

     UK Property Channel.com. UK Property Channel.com Limited generates revenues solely through the sale of banner advertising. There is no fee charged to real estate agents for posting their real estate listings on the Web site. We believe there are other opportunities by which UK Property Channel can generate advertising revenues from regional and national contracts and other sources.


    Cost of Revenues

     Maintenance and Hosting Costs. Maintenance and hosting costs consist primarily of Internet connection charges, Web site equipment leasing costs, costs to repair and maintain equipment, including kiosks, and systems, and costs related to the collection, development and processing of locally-focused content to be displayed on the TownPages Information Service.

     Costs of Contract and Other Revenues. Cost of contract and other revenues consists primarily of Web site design and related operating costs.

     Advertising and Commission Costs. Advertising and commission costs consist primarily of the salaries and related costs, including commissions of direct sales staff. Unlike advertising revenues, which are recognized over the period of the contract, all direct costs are recognized when incurred.

     Operating Expenses

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries of marketing personnel, advertising and other marketing related expenses. Sales and marketing expenses also include personnel costs and costs associated with our advertising and telesales campaigns in the United Kingdom.

     Research and Development Expenses. Research and development expenses include expenses associated with the development of services, products and our Web site and consist principally of personnel costs, overhead costs, editorial costs and supplies. These costs are charged as they are incurred.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, information technology, facilities, legal and other fees for professional services.

     Depreciation and Amortization Expenses. Depreciation expenses consist of a charge on all equipment and fixtures we own, including kiosks. Amortization expenses consist of a charge on the goodwill arising from our acquisitions.

     Interest and Other Income/Expense, Net. Interest and other income/expenses, net includes income from our cash and investments and expenses related to our financing obligations.

EFFECT OF VARIOUS ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

     Much of our revenues are derived from contracts that span a period of time. We recognize revenues ratably over the term of the contracts. For Avatar Interactive, Morbria and BuyersGuide, the terms of these contracts are generally one year. For WWW.CO.UK, the terms of these contracts are generally two or three years. Conversely, the corresponding costs are recognized as they are incurred.

     The deferred income figures, short-term and long-term, as stated in our consolidated financial statements, give an indication of revenues not yet recognized.

RESULTS OF OPERATIONS

     The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of total net revenue.


                                                       Year End December 31,
                                                     1998     1999       2000
                                                     ----     ----       ----
                                                      %        %          %
Revenues:
   Advertising revenues                                4 %     18 %       63  %
   Contract and other revenues                        82 %     28 %       20  %
   Contract revenues from related parties             14 %     54 %       17  %
                                                    ----     ----       ----
Total revenues                                       100 %    100 %      100  %
Cost of revenues:
   Maintenance and hosting costs                      16 %     19 %       20  %
   Cost of contract revenue and other                 50 %     28 %       28  %
   Advertising and commission costs                   -- %     17 %       58  %
                                                    ----     ----       ----
Total cost of revenue                                 66 %     64 %      106  %
                                                    ----     ----       ----
Gross profit (loss)                                   34 %     36 %       (6) %
Operating Expenses:
   Sales and marketing                                31 %     14 %        6  %
   Research and development                            6 %      1 %        8  %
   General and administrative                         64 %     35 %       93  %
   Depreciation and amortization                       4 %     15 %       59  %
   Goodwill written off                              --  %     -- %      (24) %
                                                    ----     ----       ----
Total operating expenses                             105 %     65 %      142  %
                                                    ----     ----       ----
Loss from operations                                (71) %   (29) %     (148) %
Interest expense                                     (8) %    (1) %       (2) %
Interest income                                       -- %      2 %        1  %
Other income                                           2 %     -- %       --  %
Provision against loan receivable                     -- %     -- %       (4) %
Gain on sale of investment                            -- %     -- %       74  %
Accumulated other comprehensive gain                  -- %      2 %       --  %
Minority interests                                    -- %    (1) %        1  %
                                                    ----     ----       ----
Loss before income taxes                            (77) %   (27) %      (78) %
Provision for income taxes                            -- %    (1) %        1  %
                                                    ----     ----       ----
Net loss                                            (77) %   (28) %      (79) %
                                                    ====     ====       ====

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUES

     Advertising Revenue

     Advertising revenue increased to (pound)4,400,490 ($6,572,131) during fiscal 2000 from (pound)1,312,561 during fiscal 1999. The increase was principally due to the inclusion in fiscal 2000 of a full year of operating results from the companies we acquired in 1999, as compared with the inclusion of only a partial year of operating results for fiscal 1999. We anticipate that our advertising revenues will increase in the future as the advertising revenues of the acquired businesses increase as anticipated.

     Contract and Other Revenue

     Contract and other revenues decreased to (pound)2,539,034 ($3,792,047) during fiscal 2000, of which (pound)1,152,163 ($1,720,755) were from related parties, from (pound)5,935,285 during fiscal 1999, of which (pound)3,885,242 were from related parties. The decrease was principally due to the fact that we did not recognize any revenues in connection with Web channel development contracts during fiscal 2000, whereas in fiscal 1999 we recorded revenues of (pound)4,308,825. As detailed elsewhere in this annual report,in December 2000, we entered into an agreement to terminate these Web channel development contracts. Therefore our contract revenues are principally derived from printing and multimedia services through our Morbria group of subsidiaries and small Web site design through our Avatar Interactive subsidiary, to third parties.

     We anticipate that revenues from Web site design services will form a lesser percentage of total revenues as advertising and other services develop.

     We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral on accounts receivable. When required, we maintain allowances for credit losses and those losses have not been material to date. The balance of the allowance for doubtful accounts as of December 31, 2000 was (pound)1,429,151 ($2,134,437), compared to a balance as of December 31, 1999 of (pound)530,565. This increase is primarily due to the inclusion in our results of WWW.CO.UK and BuyersGuide, which provide an allowance for specific bad debts.

COST OF REVENUES

     Maintenance and Hosting Costs

     Maintenance and hosting costs increased to (pound)1,410,387 ($2,106,413) during fiscal 2000, from (pound)1,388,408 during fiscal 1999. The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of additional TownPages kiosks. We anticipate that, for the foreseeable future, these costs will remain relatively constant, but will rise proportionally if additional kiosks are rolled out.

     Costs of Contract and Other Revenues

     Cost of contract and other revenues decreased to (pound)1,942,089 ($2,900,510) during fiscal 2000, from (pound)2,057,296 during fiscal 1999. The decrease in costs was primarily attributable to the termination of Web channel development contracts in December 2000. We expect these costs to further decrease in 2001 as a result of the discontinuance of our Web channel development business. Any such decrease will be offset by the inclusion in our results of a full year of operating results for 24.7 Colour Limited.

     Advertising and Commission Costs

     Advertising and commission costs increased to (pound)4,028,089 ($6,015,951) during fiscal 2000, as compared to (pound)1,203,613 during fiscal 1999. The increase was due to the inclusion of a full year of costs for our subsidiaries during 2000 compared with a partial contribution in fiscal 1999. We expect these costs to increase in the future relative to an increase in advertising revenues.

OPERATING EXPENSES

     Sales and Marketing Expenses

     Sales and marketing expenses decreased to (pound)416,399 ($621,893) during fiscal 2000, from (pound)1,028,005 for fiscal 1999. The decrease in sales and marketing expenses was primarily due to bringing our marketing operations in house during fiscal 2000, whereas during fiscal 1999, we had relied heavily on U.K. and U.S. marketing agencies for our marketing needs. We expect that our sales and marketing expenses will continue to decline in relative terms for the foreseeable future.

     Research and Development Expenses

     Research and development expenses increased to (pound)542,553 ($810,302) during fiscal 2000, from (pound)77,371 during fiscal 1999. The increase was primarily due to the inclusion of a full year contribution of costs for our subsidiaries during fiscal 2000, including Research Sales Inc., which we acquired in November 1999. We expect that research and development expenses will decrease as a result of the maturation of our business and a reduction in our research and development personnel.

     General and Administrative Expenses

      General and administrative expenses increased to (pound)6,486,720 ($9,687,913) during fiscal 2000, from (pound)2,565,396 during fiscal 1999. The increase was primarily due to the inclusion of a full year of costs for our acquired subsidiaries, which increased as compared to the prior year, related to the filling of key senior executive positions, and costs associated with the increase in professional fees required for Securities and Exchange Commission and general corporate governance compliance purposes. Also included within the fiscal 2000 figure is (pound)1.0 million ($1.5 million) which represents compensation to directors of our BuyersGuide subsidiary pursuant to the original acquisition agreement (see Note 4 of our financial statements). We do not expect general and administrative expenses to increase in the foreseeable future as a result of the implementation of cost containment and operating efficiency improvements, including a reduction of staff levels and a decrease in our reliance on outside vendors for certain services.

     Depreciation and Amortization Expenses

      Depreciation expenses increased to (pound)1,070,205 ($1,598,351), during fiscal 2000, from (pound)257,905 during fiscal 1999. Amortization expenses increased to (pound)3,069,092 ($4,583,690) during fiscal 2000 from (pound)830,701 during fiscal 1999. The increase in depreciation expenses was primarily attributable to a charge on the assets of the subsidiaries we acquired and the greater number of kiosks purchased and installed during 2000. The increase in amortization expenses was due to the inclusion of a full year charge in fiscal 2000 relating to the goodwill arising from the acquisition of our subsidiaries, compared to only a partial contribution in fiscal 1999. We expect depreciation expenses to be relatively constant for the foreseeable future as the increased maturity of our businesses decreases the requirement for capital expenditures. We expect ongoing amortization costs to decrease due to the goodwill arising from the Research Sales, Inc. acquisition being fully written off as at December 31, 2000.

     Goodwill Written Off

     Write off of goodwill was (pound)1,631,965 ($2,437,340) during fiscal 2000. There was no corresponding charge in the previous year. The write off relates to our acquisition of Research Sales, Inc. Expected relationships with strategic partners and the consequent revenue streams for Research Sales,

Inc. have not
developed. We believe that there is a high risk that revenues will not develop quickly enough, or at all, and we have therefore fully provided against the book value of this acquisition.

     Interest and Other Income/Expense, Net

     Interest and other income/expense, net moved to a net expense of (pound)86,069 ($128,543) during fiscal 2000, from a net income of (pound)118,190 during fiscal 1999. This movement was primarily due to the substantial funds we had on deposit in 1999 as a result of our initial public offering, which occurred in the second quarter of 1999, reducing as the funds were expended, and finance leases we entered into in 2000 to fund the purchase of equipment. We expect to incur net expenses as we carry interest on the finance leases for complete periods going forward and we bear interest on the credit facility we recently entered into with HSBC.

     Provision Against Loan Receivable

     Provision against loan receivable was (pound)307,000 ($458,505) during fiscal 2000. There was no corresponding charge in the previous year. The provision relates to a loan of (pound)225,000 ($336,038), plus (pound)82,000 ($122,467) in accrued interest, made to HCC Holdings Limited, the former owner of WWW.CO.UK Limited. Repayment of this amount is dependent on the sale of our ordinary shares by HCC Holdings. Since there is no guarantee that the loan will be fully repaid from proceeds received from the sale of the shares, we have established reserves for the full amount of this loan, plus interest. We do not anticipate similar charges in the future.

     Gain on Sale of Investment

     Gain on sale of investment was (pound)5,139,404 ($7,675,700) for fiscal 2000. There was no such gain or loss during fiscal 1999. This gain is wholly attributable to the gain realized on the sale of 24.91% of our shareholding in our BuyersGuide subsidiary.

     Foreign Exchange Gain

     Foreign exchange gain was (pound)37,381 ($55,829) during fiscal 2000, as compared to (pound)163,653 during fiscal 1999. The gain results from an appreciation in the dollar rate against the pound sterling during that period. We do not anticipate similar gains or losses in the foreseeable future.

     Net Loss

     Net loss increased to (pound)8,765,446 ($13,091,192) during fiscal 2000, as compared to (pound)2,057,634 during fiscal 1999. The increase in net losses can be attributable to several factors, including:

     o the realignment of the Web channels development strategy and the consequent non-recognition of revenue from that source;

     o    high goodwill amortization charges resulting from our acquisitions;

     o the goodwill write-off of our Research Sales subsidiary and the continued start-up development costs of Research Sales throughout fiscal 2000; and

     o    the provision made against certain of our loans receivable.

     We expect to continue to have operating losses in the foreseeable future, albeit at reduced levels due to the actions we took in 2000 to restructure certain of our businesses and implement new strategies.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

     Advertising Revenue

     Advertising revenue increased to (pound)1,312,561 during fiscal 1999 from (pound)40,839 during fiscal 1998. This increase was primarily due to the inclusion of revenues from our newly acquired subsidiaries. Advertising revenue derived from acquisitions made during fiscal 1999 was (pound)1,229,651.

     Contract and Other Revenues

     Contract and other revenues increased to (pound)5,935,285 during fiscal 1999, of which (pound)3,885,242 were from related parties, from (pound)1,079,264 during fiscal 1998, of which (pound)159,742 were from a related party. The increase was principally due to the commencement of 20 new contracts for web channel development services during fiscal 1999. Revenues of (pound)4,308,825 were recognized under the fiscal 1999 contracts to December 31, 1999. These 20 contracts accounted for 59% of our total net revenues during fiscal 1999. Contract revenue derived from our acquisitions during fiscal 1999 was (pound)325,209.

     We performed ongoing credit evaluations of our customers' financial condition and generally do not require collateral on accounts receivable. When required, we maintain allowances for credit losses, which have not been material to date. The balance of the allowance for doubtful accounts as of December 31, 1999 was (pound)530,565. There was no provision as of December 31, 1998. This increase is due to the inclusion of the results of WWW.CO.UK and BuyersGuide, which provide an allowance for specific bad debts.

COST OF REVENUES

     Maintenance and Hosting Costs

     Maintenance and hosting costs increased to (pound)1,388,408 during fiscal 1999, from (pound)179,776 during fiscal 1998. The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of additional TownPages kiosks and hosting costs in respect of channels.

     Costs of Contract and Other Revenues

     Cost of contract and other revenues increased to (pound)2,057,296 during fiscal 1999, from (pound)563,854 during fiscal 1998. The increase in costs was principally due to the servicing of additional web channel development contracts procured during the year. Cost of contract and other revenues during fiscal 1999 relating to our acquisitions were (pound)416,182.

     Advertising and Commission Costs

     Advertising and commission costs were (pound)1,203,613 during fiscal 1999. There was no equivalent in the prior year, since these costs were derived from commission and other direct selling costs relating to the advertising sales operations of our newly acquired subsidiaries.

OPERATING EXPENSES

     Sales and Marketing Expenses

     Sales and marketing expenses increased to (pound)1,028,005 during fiscal 1999, from (pound)351,633 during fiscal 1998. The increase in sales and marketing expenses was primarily due to the roll-out of the TownPages kiosks and increases in the number of sales personnel and expenses associated with promotion and marketing efforts.

     Research and Development Expenses

     Research and development expenses increased to (pound)77,371 during fiscal 1999, from (pound)67,910 during fiscal 1998. The increase in research and development expenses was primarily due to the continued roll-out of TownPages kiosks and corresponding increases in the number of personnel involved in the development of our Web site.

     General and Administrative Expenses

     General and administrative expenses increased to (pound)2,565,396 during fiscal 1999, from (pound)715,168 during fiscal 1998. General and administrative expenses relating to the companies we acquired during the year were (pound)669,988, or 26% of our total general and administrative costs. The increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the increase in professional fees required for Securities and Exchange Commission and general corporate governance compliance purposes.

     Depreciation and Amortization Expenses

     Depreciation expenses increased to (pound)257,905 during fiscal 1999, from (pound)42,022 during fiscal 1998. This increase was primarily due to the purchase of Townpages kiosks.

     Amortization  expenses increased to (pound)830,701 during fiscal 1999, from
zero  during  fiscal  1998.   This  increase  was   principally  the  result  of
amortization of goodwill arising from acquisitions we made during the year.

     Interest and Other Income/Expense, Net

     Interest income, net increased to (pound)118,190 during fiscal 1999, as compared to a net expense of (pound)71,836 during fiscal 1998. The increase was primarily due to the monies held on deposit following our initial public offering and the repayment of a debenture loan.

     Foreign Exchange Gain

     Foreign exchange gain was (pound)163,653 during fiscal 1999. There was no equivalent in the prior year. The gain resulted from funds held in a U.S. dollar account for a period of time following our initial public offering and an appreciation in the dollar rate against the pound sterling during that period.

     Net Loss

     Net loss after provision for income taxes increased to (pound)2,057,634 during fiscal 1999, compared to a net loss of (pound)872,096 during fiscal 1998. This increase was due to a substantial increase in operating expenses to finance our continued development, increased penetration of existing markets and expansion into additional markets including our acquisition program.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997.

REVENUES

     Advertising Revenues

     Advertising revenues increased to (pound)40,839 during fiscal 1998, from (pound)5,063 during fiscal 1997. The increase was due primarily to the commencement of commercial operations of TownPages in Winchester, England and an increase in the number of subscribers to the TownPages Information Service. We installed seven TownPages kiosks in Winchester, England in May 1998 and a kiosk in Brighton, England in July 1998.

     Contract and Other Revenues

     Contract and other revenues increased to (pound)1,079,264 during fiscal 1998, of which (pound)159,742 were with a related party, from (pound)3,296 during fiscal 1997. The increase was due to the commencement of four contracts for complex Web site design services during the fourth quarter of 1998. These four contracts accounted for 19%, 14%, 30% and 33%, respectively, of total net revenues for fiscal 1998.

COST OF REVENUES

     Maintenance and Hosting Costs

     Maintenance and hosting costs increased to (pound)179,776 during fiscal 1998, from zero during fiscal 1997. The increase in maintenance and hosting costs was primarily due to the costs associated with the installation and maintenance of the eight TownPages kiosks.

     Costs of Contract and Other Revenues

     Cost of contract and other revenues increased to (pound)563,854 during fiscal 1998 from (pound)43,781 during fiscal 1997. The increase was due to the commencement of four contracts for Web site design services during the fourth quarter of 1998. Costs of (pound)526,044, directly related to these contracts, were incurred in the quarter.

OPERATING EXPENSES

     Sales and Marketing Expenses

     Sales and marketing expenses increased to (pound)351,633 during fiscal 1998, from (pound)20,194 during fiscal 1997. The increase in sales and marketing expenses was primarily due to the roll-out of TownPages into the Winchester, England market and corresponding increases in the number of sales personnel and increased expenses associated with promotion and marketing efforts.

     Research and Development Expenses

     Research and development expenses increased to (pound)67,910 during fiscal 1998, from (pound)40,832 during fiscal 1997. The increase in research and development expenses was primarily due to the roll-out of TownPages into the Winchester, England market and corresponding increases in the number of personnel involved in the development of our Web site.

     General and Administrative

     General and administrative expenses increased to (pound)715,168 during fiscal 1998, from (pound)220,057 during fiscal 1997. The increase in general and administrative expenses was primarily due to increases in the number of personnel to support the growth of our business, increases in recruiting costs related to filling key senior executive positions and costs associated with the preparation and updating of our business plan. General and administrative expenses decreased as a percentage of net revenues because of the growth in net revenues.

     Interest and Other Income/Expense Net

      Interest expense, net increased to (pound)71,836 during fiscal 1998, from (pound)17,487 during fiscal 1997. The increase was primarily due to an increase in borrowings from an affiliate of Kevin R. Leech, a director and significant shareholder of our company. We anticipate that this interest expense will decrease significantly after the lender converts the indebtedness into our Series A preferred shares.

     Net Loss

     Although our net revenues increased during 1998, as compared to fiscal 1997, a substantial increase in operating expenses to finance the continued development of TownPages, increased penetration of existing markets and expansion into additional markets caused us to incur a net loss of (pound)872,096 during fiscal 1998, as compared to a net loss of (pound)346,564 during fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Overview

     Since inception, we and our subsidiaries have financed our operations through the sale of equity securities and through loans from institutions and related parties. We do not use derivative financial instruments in our investment portfolio. We consider investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. We hold cash and cash equivalents in pounds sterling. We do not hedge (through the use of derivative or other financial instruments) the translation of our profits from overseas subsidiaries or other interest rate or foreign exchange exposures; therefore, significant changes in exchange rates or interest rates may materially affect our results of operations.

     Equity Financings

      TPN Holdings plc. On May 5, 1999, we completed an underwritten initial public offering in the United States of 2.2 million of our ordinary shares represented by American Depositary Shares at price of $10.00 per share. After underwriting discounts and commissions, as well as offering expenses, we received proceeds of approximately (pound)10.7 million ($17.3 million as of May 5, 1999). As of December 31, 2000, we had used all of the net proceeds from our initial public offering.

      BuyersGuide plc. On July 24, 2000, our BuyersGuide subsidiary was admitted to trade on the Alternative Investment Market of the London Stock Exchange following the public offering of its ordinary shares pursuant to which we realized net proceeds of approximately (pound)4.4 million ($6.6 million). In December 2000, we sold an additional 5.14% equity interest in BuyersGuide to ci4net.com, Inc., an affiliate of Kevin R. Leech, a significant shareholder and director of our company. As consideration for such equity interest, we received (pound)1.3 million ($1.9 million). After giving effect to BuyersGuide's public offering and sale of ordinary shares to ci4net.com, we currently own approximately 75.1% of BuyersGuide.

     Institutional and Related Party Loans

      Glen Investments Limited and Kevin R. Leech. Prior to our initial public offering, we financed our operations primarily through a discretionary secured operating line of credit from Glen Investments Limited, an affiliate of Kevin R. Leech, a significant shareholder and director of our company. Upon the closing of our initial public offering on May 5, 1999, (pound)850,000 of the outstanding balance under this line of credit was converted into 850,000 Series A preferred shares of our company. We repaid the remaining balance of approximately (pound)1.6 million from the net proceeds we received from our initial public offering. Upon the repayment of the outstanding balance, the credit line was terminated.

     As of December 31, 2000, we had received a working capital loan of (pound)2.4 million (approximately $3.6 million) from Mr. Leech. The loan bears interest at 2% above the U.K. base rate, which was 6% per annum as of December 31, 2000. Amounts outstanding under this working capital loan are repayable on the earlier of January 5, 2002, or our receipt of the net proceeds from the sale of any assets or equity securities of our subsidiaries, or any of our lines of business.

      HSBC Bank plc. On December 14, 2000, we and our subsidiary, Avatar Interactive, entered into a collective net overdraft facility with HSBC Bank plc
(HSBC). Initially, we were entitled to borrow up to (pound)2.5 million ($3.7 million), until January 31, 2001. On March 30, 2001, HSBC increased the borrowing availability under the facility to (pound)4.0 million ($6.0 million). In July 2001, HSBC further increased the borrowing availability under the facility to (pound)5.2 million ($7.8 million) until September 30, 2001, when the facility is due to expire. There can be no assurance that this facility will be renewed when it expires or that additional funds will be made available under this facility. The facility bears interest at a rate of 2% over the prevailing HSBC base rate, which as of December 31, 2000, was 6% per annum. As of December 31, 2000, there was (pound)2,329,504 ($3,479,114) outstanding under this
facility.  As  of  July 27,  2001,  there  was  (pound)4,399,238   ($6,570,262)
outstanding under this facility. Amounts borrowed under this facility are repayable by our company upon demand at any time.

      Amounts outstanding under the HSBC facility are secured by a first priority security interest in all of the assets of our company and its subsidiaries, both present and future, as well as a pledge of the shares we own in each of our subsidiaries. Our obligations are further secured by unlimited guarantees given by each of our subsidiaries and by Kevin R. Leech, a significant shareholder and director, of our company.

     Natwest Bank. Prior to fiscal year 2000, our Graphic Palette subsidiary entered into an uncommitted bank facility with Natwest Bank, under which it may borrow up to (pound)200,000. Amounts outstanding under this facility bear interest at a rate of 2.5% over the prevailing U.K. base rate and are collateralized by a debenture giving a fixed and floating charge on all of the assets of Graphic Palette. As of December 31, 2000, (pound)177,580 ($265,216)
was  outstanding   under  this  facility.   As  of  July 27,  2001,  there  was
(pound) 198,173 ($295,971) outstanding under this facility.

     Equipment Financing

      Between March 16, 2000 and October 5, 2000, we transferred to Equipment Rental for Finance Limited title to 225 of the customized kiosks we had purchased from NCR Limited in exchange for (pound)1,238,710 ($1,850,013), which represented our original cost to purchase the kiosks from NCR. We have leased these kiosks back through capital leases from Equipment Rental for various five year terms expiring in October 2005. During the fiscal year ending December 31, 2001, we are obligated to make annual lease payments of (pound)325,398 ($485,982).

     Cash Flows Evaluation

     Net cash used in operating activities for the years ended December 31, 2000 and 1999 was (pound)4,425,221 ($6,609,052) and (pound)3,349,855, respectively.
Cash used in operating activities in the year ended December 31, 2000 was primarily the result of funds used to finance the trading loss offset to a large extent by high cash collections from the receivables. In the year ended December 31, 1999 there was a large increase in accounts receivable related to the expansion of web contracts offset by an increase in deferred income and accounts payable.

     Net cash used in investing activities for the years ended December 31, 2000 and 1999 was (pound)2,162,133 ($3,229,145) and (pound)2,461,376, respectively.
Cash used in investing activities in the year ended December 31, 2000 was primarily related to the purchase of equipment and fixtures and the payment of an earnout to the former owner of WWW.CO.UK. Cash used in investing activities in the year ended December 31, 1999 was primarily related to the acquisitions. We will continue to evaluate further sales of our investments and the acquisition of products, businesses and technologies that complement our business.

     Net cash provided by financing activities for the years ended December 31, 2000 and 1999 was (pound)10,138,264 ($15,141,497) and (pound)6,424,398, respectively. Cash provided by financing activities in the year ended December 31, 2000 was principally derived from four main sources: bank credit facilities; a short term loan advanced from one of our directors; the sale of a 24.91% stake in our BuyersGuide subsidiary pursuant to a public offering of its shares in the U.K.; and the procurement of capital leases to finance the purchase of equipment. Cash provided by financing activities in the year ended December 31, 1999 was primarily attributable to net proceeds from the issuance of common stock. Cash used in financing activities in the year ended December 31, 1999 was related to the payback of the debenture loan from a shareholder and the repayment of acquired overdrafts.

     Our BuyersGuide subsidiary is an independent public company because 24.9% of its outstanding capital stock is publicly traded on the Alternative Investment Market of the London Stock Exchange. Because of its status as a publicly-traded company, BuyersGuide's cash reserves may be used only by BuyersGuide, and we have no right to use such funds for our purposes.

     Capital and Certain Other Expenditures

     Our principal capital expenditures for year 2000 consisted of kiosks and equipment for a total of (pound)1.3 million ($1.9 million). Our principal capital expenditures for year 1999 consisted of kiosks and equipment for a total of (pound)3.0 million. Our principal capital expenditures for year 1998 consisted of equipment for a total of (pound)139,000. Principal capital expenditures currently in progress consist of approximately (pound)100,000 ($150,000) to be spent in the year ending December 31, 2001 for equipment.

     Between March 16, 2000 and October 5, 2000, we transferred to Equipment Rental for Finance Limited title to 225 of the customized kiosks we had purchased from NCR Limited in exchange for (pound)1,238,710 ($1,850,013), which represented our original cost to purchase the kiosks from NCR. We have leased these kiosks back from Equipment Rental for various five year terms expiring in October 2005. During the fiscal year ending December 31, 2001, we are obligated to make annual lease payments of (pound)325,398 ($485,982).

      Our principal operating leases are for office buildings and motor vehicles. In most cases, we expect that these operating leases will be renewed or replaced by other leases in the normal course of business. During the fiscal year ending December 31, 2001, we are obligated to make minimum annual lease payments of (pound)297,200 ($443,868).

     Current and Future Financing Needs

      We have incurred substantial consolidated losses and negative cash flows from operations since we started our business. We expect to continue to incur substantial losses and negative cash flows for the foreseeable future as we implement our new business strategy and integrate acquired businesses. At this time, funds from operations are not sufficient to meet our operating needs and other anticipated financial requirements.

      As of December 31, 2000, we had a consolidated working capital deficit of (pound)2,163,645 ($3,231,401) and cash and cash equivalents and short-term investments of approximately (pound)4.2 million ($6.3 million). However, we cannot use these cash reserves for our own purposes because they represent proceeds received by our BuyersGuide subsidiary from its public offering on July 24, 2000 on the Alternative Investment Market of the London Stock Exchange. As a result of undertakings we gave in connection with BuyersGuide's offering, these cash reserves are to be retained for investment within BuyersGuide.

      Our current plans for the next 12 months exceed our current cash, cash equivalents and short-term investments. As a result, we need to raise additional funds in order to conduct our business.

     We expect to raise additional funds through:

          o anticipated revenue growth, primarily from our Avatar Interactive subsidiary;

          o the possible sale of one of our subsidiaries, which we expect to complete during the fourth quarter of 2001;

          o the phased sale of another subsidiary, which we expect to complete by the end of the second quarter of 2002.

          o cost savings realized from the restructuring of certain of our subsidiaries during 2000 and 2001; and

          o    the implementation of additional cost cutting measures.

      There can be no assurance that anticipated revenue growth will materialize or that we will be able to realize sufficient proceeds from the possible sale of our subsidiaries, if any such sales can be completed. There also can be no assurance that anticipated cost-savings resulting from recent corporate restructurings and the implementation of additional cost-cutting measures will be sufficient to meet our capital requirements.

     Other potential sources of financing include public or private sales of our shares or debt, strategic relationships and related parties. We do not have any committed sources of financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we raise funds by selling additional capital shares, the interests of our existing shareholders will be diluted. If we are not able to obtain financing when we need it, or if our currently available funding is not renewed, we may be required to curtail our operations significantly, including possibly closing some or all of our subsidiaries. Such actions may have a material adverse affect on our business, financial condition, results of operations and prospects. Due to our cash position and the uncertainties concerning our ability to raise additional funds, our independent auditors have included an explanatory paragraph in their report on our financial statements for the fiscal year ended

December 31, 2000 which describes that there are substantial doubts as to our ability to continue as a going concern, as further described in Note 1 to our financial statements.

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

     The current government of the United Kingdom had stated that the United Kingdom would not participate in EMU and adopt the euro until after the general election, at the earliest. The general election was held in June 2001 and the United Kingdom may enter the EMU following confirmation of the government's decision through a referendum.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

     The names, positions and ages of our directors and senior management as of July 27, 2001 are as follows:

                                                                                                        DIRECTOR'S
                                                                                         YEAR              TERM
NAME                                  AGE     POSITION                                 APPOINTED           EXPIRES
----                                  ---     --------                                 ---------         ---------
Viscount Edward James                 52      Chairman of the Board of Directors         1998              2001
   Wingfield Lifford
Robert P. Bradshaw                    51      Chief Executive Officer and                2000              2003
                                              Director
Richard I. Walker                     38      Chief Financial Officer and                1999              2002
                                              Director
Kevin R. Leech                        57      Director                                   1998              2001
Simon J. Ward                         56      Director                                   1998              2001
Robert L. Brisotti, Jr.               55      Director                                   2001              2003

BACKGROUND INFORMATION CONCERNING AND DIRECTORS AND SENIOR MANAGEMENT

     VISCOUNT EDWARD JAMES WINGFIELD LIFFORD. Viscount Lifford has been the Chairman of our Board of Directors since December 1998. For the past 25 years, Viscount Lifford has served as an investment manager to a wide range of clients. In 1990, Viscount Lifford was affiliated with the firm Neilson Cobbold, where he managed funds for clients. That company was acquired by Rathbone Bros. Plc in 1996. He is now a director of Rathbone Bros. Plc, which is responsible for managing several billion pounds of discretionary money both in the United Kingdom and internationally. He is also a director of Basepoint Plc.

     ROBERT P. BRADSHAW. Robert P. Bradshaw has been Chief Executive Officer and a director of our company since April 2000. Since May 1999, Mr. Bradshaw has been a director of Heritage Great Britain plc, a United Kingdom company which operates landmark visitor attractions in the U.K. Since January 1999, Mr. Bradshaw has served as a director of Edge Hill College of Education. Since January 2000, Mr. Bradshaw has served as a director of the Villages Housing Association Limited. Mr. Bradshaw is a chartered accountant and was a partner with PricewaterhouseCoopers for almost 30 years in the North West of England. In that time he had a responsibility for advising a number of publicly quoted companies, including those in high technology industries and also provided corporate finance advice and audit services to clients.

     RICHARD I. WALKER. Richard I. Walker has served as our Chief Financial Officer and as one of our directors since August 1999. Mr. Walker was educated at The Manchester Grammar School. Mr. Walker spent 12 years from 1985 to 1997 working for Baker Tilly, a top 20 U.K. accounting practice, qualifying as a Chartered Accountant in 1990. Pre-qualifying, Mr. Walker specialized in business services at Baker Tilly, undertaking a number of director level secondments. Post-qualifying, he progressed to a position of senior management within Baker Tilly's Corporate Special Services Department, acting as an advisor to numerous public and limited companies spanning a range of industries, including leisure, real estate and retail, amongst others. In 1997, he joined Colourweb (UK) Ltd., a company specializing in web printing, as Managing Director (acting).

      KEVIN R. LEECH. Kevin R. Leech has been a director of our company since December 1998. Mr. Leech is the Executive Chairman of ML Laboratories plc, a United Kingdom company listed on the London Stock Exchange which is engaged in the research and development of ethical pharmaceuticals and related products. He is the co-founder of ML Laboratories and controls 53% of its equity. Mr. Leech is also a significant shareholder and Chairman of ci4net.com, Inc., a U.S. public company that invests in European Internet companies. In addition, Mr. Leech is a director and principal shareholder of numerous privately-owned companies resulting from his role as a provider of private venture capital. The activities of the companies are varied and include other leisure and technology-related companies. Mr. Leech is also the beneficial owner, directly and indirectly, of Glen Investments Limited and Glen UK Holdings Limited, respectively, both of which are private investment companies. In October 1998, Mr. Leech was awarded an honorary Doctorate of Laws degree from the University of Manchester.

     SIMON J. WARD. Simon J. Ward has been a director of our company since December 1998. Mr. Ward became qualified as a chartered accountant in the United Kingdom in 1968. He joined the Middle East branch of Ernst & Young and became a partner in 1974 where he worked in East Africa, Kuwait, Saudi Arabia and the United Arab Emirates. He returned to the United Kingdom in 1988 and established the firm Cuthbert Ward in 1991, which firm was later merged with Fellowes and Co. to form CW Fellowes Limited. CW Fellowes Limited served as the independent business advisor of Avatar Interactive Limited from 1995 to 1999. Mr. Ward specializes in advising growing businesses particularly in an international environment.

     ROBERT L. BRISOTTI, JR. Robert L. Brisotti, Jr. has been a director of our company since April 2001. Mr. Brisotti is a licensed securities broker and is currently the Senior Vice President, Investment Banking of Jesup & Lamont Capital Markets, Inc. During the past 15 years, Mr. Brisotti has held various positions in analysis, institutional sales and investment banking. As an investment banker, Mr. Brisotti has raised over $300 million for mostly emerging growth companies in the public and private debt and equity markets. At a prior firm, Mr. Brisotti was the lead investment banker in our May 1999 initial public offering. From 1969 until 1986, Mr. Brisotti worked in a variety of positions in the chemical industry, including as a Chemist with Rohm and Haas Company, and in managerial positions with Olin Corporation and Union Carbide Corporation.

BACKGROUND INFORMATION CONCERNING CERTAIN KEY EMPLOYEES

     BRIAN GREEN. Brian Green has served as our Financial Controller since November 1999 and as Company Secretary since June 2000. Prior to joining our company, Mr. Green was a director of CW Fellowes Limited. He was educated at Emanuel School in London prior to spending eight years at a commodities trading firm in London. In 1989 he joined the largest firm of French Chartered Accountants, Guerard Viala. Mr. Green joined CW Fellowes in 1996 where he acted as our business advisor. Mr. Green specializes in all aspects of financial and management accounting, and was recently appointed to the board of directors of our Avatar Interactive subsidiary.

     DR. CHRIS SCOTT. Dr. Chris Scott has served as Managing Director of Avatar Interactive since October 2000. He joined the company in April 2000 as an Executive Producer. Since joining the company, he has played a leading role in the development of Avatar Interactive's new business strategy, planning its restructuring, and generating new business. Previously, Dr. Scott was Commercial Director of the University of Southampton's information technology consultancy, the IT Innovation Centre, which he co-founded in 1991, and was a member of the initial management team that raised(pound)3 million in initial investment for the Centre. While at the Centre, Dr. Scott was responsible for developing new business areas in high performance computing and information management applications and built a portfolio of applications in connection with research and development projects. From 1995 until 2000, Dr. Scott was project manager of several multi-partner pan-European IT projects. Dr. Scott was educated at Edinburgh University, where he gained an honours degree in Mathematical Physics, and at the University of Southampton, where he gained a PhD.

     ROBERT DILLON. Robert Dillon has been the Chairman and Managing Director of our Morbria Limited subsidiary since 1992. Previously, Mr. Dillon served in various capacities with international advertising agencies such as Saatchi and Saatchi, Leo Burnett Worldwide, Fortune Proseven 'Middle East', Garret Balcombe, Rex Stuart International, Broughton Jacques and CAS Advertising, during which time he serviced the accounts of British Airways, BMW Motorcars, North Sea Ferries, HSBC Hong Kong, National Bank of Bahrain and Gulf Airways. Mr. Dillon was educated at Wigan School of Art and Design, where he earned a degree in Art, Design and Photography.

     LUCY BOWDEN. Lucy Bowden co-founded BuyersGuide in 1996. From 1992 until 1995, Ms. Bowden was a senior salesperson with Kemps Directories, a publisher of hard copy directories of suppliers to government agencies.

     JEFFREY SPECTOR. Jeffrey Spector founded our WWW.CO.UK group in 1994, and became a director of WWW.CO.UK in 1998. Previously, Mr. Spector worked in various capacities for several media companies, primarily in connection with the hotel, theatre and cinema industries including Adelaide Publishing Limited, Leisuretime Publishing Limited and The Ingleby Group.

COMPENSATION

     Compensation of Directors

     We have entered into agreements with our independent directors which provide that each independent director, other than Viscount Edward James Wingfield Lifford, will be paid (pound)6,000 ($8,961) per year for attending all of the meetings of our Board of Directors. This figure was increased to (pound)10,000 ($14,935) per year beginning January 1, 2001. In addition to his payment of (pound)6,000, Simon Ward received an additional (pound)625 ($933) for his service as a member of the audit committee of the Board of Directors. Viscount Lifford was paid (pound)12,000 ($17,922) per year to serve as the Chairman of our Board of Directors. This figure was increased to (pound)20,000 ($29,870) per year beginning January 1, 2001. Directors who are employees receive no cash compensation for serving on the Board of Directors. Directors who resigned during the year were paid pro rata up to when they ceased performing duties for us. All directors are reimbursed for their reasonable expenses incurred to attend meetings of the Board of Directors. We anticipate that our Board of Directors will hold regularly scheduled meetings at least quarterly.

     Compensation of Senior Management

     The following table sets forth all compensation we paid to our senior management during the fiscal year ended December 31, 2000.

                           Summary Compensation Table

                                                                        Long-Term
                                                                      Compensation
                                      Annual Compensation                 Awards
                                                                        Securities
                                                                        Underlying                                All Other
Name and Principal Position      Salary (pound)      Bonus (pound)     Options/SARs    Pension (pound)      Compensation (pound))
---------------------------      ---------------    ---------------    ------------   -----------------    ----------------------
Robert P. Bradshaw (1).........       --                  --              170,000              --                     --
   Chief Executive Officer

Richard I. Walker..............     75,000              15,000            95,000              9,045                10,714(2)
   Chief Financial Officer
Andrew N. Lyndon-Skeggs (3)....    64,323(4)            20,000              --                 --                    7,948
   Former President/Director

--------------------

(1) Robert P. Bradshaw became our Chief Executive Officer in April 2000 pursuant to a Management Agency Agreement dated April 2000 among Heritage Great Britain plc, our company and Mr. Bradshaw. Mr. Bradshaw is a director of Heritage Great Britain plc. We did not pay any compensation to Mr. Bradshaw for his service to us as a Chief Executive Officer during year 2000, but we did pay management fees of (pound)64,638 to Heritage Great Britain plc. If you would like more information about our relationship with Heritage Great Britain plc, see "Item 7 -- Major Shareholders and Related Party Transactions."

(2)  Represents   health  care  allowances   of(pound)741   and  car  allowances
     of(pound)9,973.

(3) Mr. Lyndon-Skeggs was a founder of our company and served as a director and President of our company from 1998 until December 1, 2000, when he resigned from our company and from the Board of Directors.

(4)  Includes a severance payment of(pound)23,489.

OPTION GRANTS DURING 2000

     The following table sets forth information concerning options granted to our directors and senior management during the fiscal year ended December 31, 2000. All of the options listed in the table below represent options to purchase our ordinary shares.

                                        Number of
                                         Options    Exercise Price   Expiration
Name                                    Granted(1)     Per Share        Date
----                                    ----------     ---------        ----
Viscount Edward James Wingfield Lifford.   30,000     (pound)2.77     4/14/10
                                           90,000     (pound)0.33    11/22/10
Robert P. Bradshaw.....................    50,000     (pound)2.18      5/4/10
                                           20,000     (pound)1.59     7/28/10
                                          100,000     (pound)0.33    11/22/10
Richard I. Walker .....................    20,000     (pound)1.59     7/28/10
                                           75,000     (pound)0.33    11/22/10
Kevin R. Leech ........................    60,000     (pound)0.33    11/22/10
Simon J. Ward .........................    60,000     (pound)0.33    11/22/10
Robert L. Brisotti, Jr.(2) ............     --             --             --
--------------------

(1) Represents options which have not vested. All of the options listed become fully exercisable on the date which is three years from the date of the grant.

(2)  Robert L.  Brisotti,  Jr.  became a  director  of our  company in April
     2001.

EXECUTIVE SHARE OPTION PLAN

     We operate a share option plan, The Executive Share Option Plan, under which our directors and employees may acquire ordinary shares. Awards under the plan are not pensionable and the plan is not designed to be a plan approved by the U.K. Inland Revenue. A summary of the plan follows.

     Number of Ordinary Shares. An aggregate of 10% of the ordinary shares issued and outstanding from time to time may be issued or issuable under the plan and all other employee share schemes or plans which may be established by us in the future. For the purposes of this limit, options which lapse or ordinary shares held in treasury are not taken into account.

     Eligibility. Full-time executive directors and all employees of our company and any of our subsidiaries (designated by the directors) who are not within two years of their normal retirement date are eligible to participate in the plan.

     Grant of Options. Options will be granted by our compensation committee, a majority of whose members consists of independent directors. Options will normally only be granted concurrently with or within 42 days of the announcement of our annual or interim results.

     Performance Conditions. The compensation committee may grant options subject to performance conditions which are intended to link the exercise of options to sustained improvements in our underlying financial performance.

     Option Price. Options will be granted at option prices to be determined by the compensation committee, which, excluding options granted concurrently with this offering, shall not be less than 100% of the fair market value of the ordinary shares on the date of grant. Fair market value is defined as a value for the ordinary shares based on the closing price of our American Depositary Shares, as traded on the American Stock Exchange or the other principal U.S. market for our securities, on the business day immediately preceding the date of grant. Where ordinary shares are to be subscribed on the exercise of an option, the option price cannot be less than the nominal value of an ordinary share.

     Limitation on Employee Participation. An employee's participation is limited so that, excluding any options granted concurrently with this offering, the aggregate price payable for ordinary shares under option in any ten-year period does not exceed a multiple of ten times the employee's remuneration. This limit applies to options granted under the plan and any other executive share plan established by us or associated companies.

     Exercise of Options. Options will normally be exercisable, subject to any performance condition being satisfied and the optionholder remaining a director or employee of ours or of any of our subsidiaries, on the third anniversary of grant. Options may also be exercised early in certain circumstances, for example, upon an optionholder ceasing to be an employee due to death, injury, ill health, disability, redundancy, retirement, or following our sale of a subsidiary or division in which the optionholder works, or in certain circumstances where the optionholder is transferred to work overseas, or in the event of a takeover or winding up of our company. Options are not transferable and may only be exercised by the persons to whom they are granted, except that in the case of the death of the optionholder, options may be transferred to his or her heirs or estate.

     Exchange of Options. In the event we are taken over, optionholders may, subject to the consent of the acquiring company, exchange their options for options for ordinary shares or shares in the acquiring company, or other associated compensation in the acquiring company.

     Issues of Ordinary Shares. Ordinary shares issued upon the exercise of options will rank equally with ordinary shares of the same class in issue by reference to a prior record date.

     Variation in Share Capital. Options may be adjusted following certain variations in our share capital, including a capitalization or rights issue.

     Termination of the plan. No options may be granted under the plan after the tenth anniversary of the adoption of the plan.

     Amendments. The directors may amend the plan, except that amendments relating to eligibility to participate in the plan, the limitations on the benefits of optionholders under the plan, the number of ordinary shares which may be issued under the plan, and the basis for determining the exercise price of options may not be made to the advantage of optionholders without prior approval of our shareholders in a general meeting, except for minor amendments relating to tax and administrative matters. Additionally no amendments which would adversely effect the rights of existing optionholders may be made without their consent.

PENSION PLAN

     We sponsor a defined contribution pension plan for our directors, officers and employees. All employees are eligible to join the plan and can make contributions into the plan. At the discretion of our board of directors, we contribute amounts up to 10% of participating employees' annual compensation into the plan. Total contributions for all employees for the period ended December 31, 2000 were (pound)68,476 ($102,269), of which (pound)21,391
($31,947) was set aside for our directors and senior management. The plan is administered by Pembroke Asset Management Ltd., Southampton, United Kingdom.

BOARD PRACTICES

     Our amended Articles of Association provide that at the first annual general meeting of our shareholders, all of our directors shall retire from office, but they can nominate themselves for election as directors. In English companies, when a director ceases to be a director, whether voluntarily or otherwise, we say that the director has "retired." Our directors are subject to retirement by rotation. At every one of our subsequent annual general meetings, one-third of our directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to one-third of our directors, shall retire from office. If there is only one director who is subject to retirement by rotation, that director shall retire. Subject to the provisions of the U.K. Companies Act 1985, the directors to retire by rotation shall be those who have been longest in office since their last appointment or retirement. As between persons who became or were last reappointed directors on the same day, those to retire shall be determined by lot unless they otherwise agree among themselves. If a director retires by rotation and the vacancy is not filled by the shareholders, the retiring director shall be deemed to have been reappointed if he is willing to be reappointed. However, the director in that situation shall not be deemed to be reappointed, if the shareholders determine not to fill the vacancy or a resolution to reappoint the director is voted upon and defeated. Our shareholders holding a majority of our ordinary shares may remove any director from office at any time, with or without cause.

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

     Non-executive directors are not entitled to any benefits or other remuneration upon the termination of their affiliation with our company, but may, upon the discretion of the board of directors, remain entitled to acquire ordinary shares of our common stock pursuant to the Executive Share Option Plan. Under the terms of their employment agreements with us, Robert P. Bradshaw and Richard I. Walker, both executive directors of our company, may, upon the discretion of the board of directors, be entitled to acquire ordinary shares of our common stock pursuant to the Executive Share Option Plan.

COMMITTEES OF THE BOARD OF DIRECTORS

     Our Board of Directors has appointed an Audit Committee and a Compensation Committee.

     Audit Committee. The Audit Committee has the authority and responsibility to:

     o recommend to our Board of Directors independent public accountants to be nominated for shareholder ratification to audit our books, records and financial statements and to review our systems of accounting (including our systems of internal control);

     o discuss with our independent public accountants the results of audits and reviews;

     o conduct periodic independent reviews of our systems of accounting (including systems of internal control); and

     o make reports periodically to our Board of Directors with respect to its findings.

     The current members of the Audit Committee are Viscount Edward James Wingfield Lifford, Simon J. Ward and Robert L. Brisotti, Jr.

     Compensation Committee. The Compensation Committee is responsible for administering the operation of our share option plan and for recommending to our board of directors compensation plans and arrangements, including awards of any stock options, with respect to our executive officers, directors, and key personnel. The current members of the Compensation Committee are Viscount Edward James Wingfield Lifford, Simon J. Ward and Robert L. Brisotti, Jr. Our board of directors does not currently have and does not currently intend to establish an executive committee or a nominating committee, as those functions are to be performed by our entire board of directors.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with our executive officers and key employees. Each of these employment agreements is not restricted for a particular period of time, and provides, among other things, that each of the employees party thereto shall provide services to us on a full-time basis. The agreements are cancelable by either party on short notice (generally 30-90 days' notice). The agreements contain post-termination restrictive covenants relating to non-competition with us, non-solicitation of our customers, non-dealing with our customers and non-solicitation of our suppliers and employees. In addition, each employment agreement contains an express obligation of confidentiality in respect of our trade secrets and confidential information and provides for us to own any intellectual property rights created by the executives and key employees in the course of their employment.

     Each of our executive officers has the right to participate in our share option schemes and plans. If any of our directors is removed from office without cause on less than six months' notice, the director will continue to receive fees for attending directors' meetings for the balance of the six months.

EMPLOYEES

     As of July 27, 2001, we employed 187 full-time and nine part-time employees (including executive officers) and 20 independent contractors, of whom:

     o    13 are senior management personnel;

     o    75 are design, production and technical personnel;

     o    56 are sales and marketing personnel; and

     o    43 are administrative personnel.

     We have 179 employees in the United Kingdom and eight employees in the United States.

     Our employees are not represented by a union or other collective bargaining organization and we have never experienced a work stoppage. We believe that our employee relations are good.

     The average number of employees employed by our company and our subsidiaries during the years ended December 31, 1998, 1999 and 2000 were 26, 55 and 204 respectively. The sharp rise in average employees employed between fiscal years 1999 and 2000 was due to the acquisitions being only counted for part of the year in 1999, whereas they were fully counted for the entire year in 2000. In 1998, we had no subsidiaries and therefore the average employees throughout the year was based on one entity.

SHARE OWNERSHIP OF SENIOR MANAGEMENT

     The table below sets forth certain information concerning the share ownership of our directors and senior management as of July 27, 2001.


                                                   NUMBER OF
                                                   ORDINARY
                                    NUMBER OF     SHARES WHICH                                                   PERCENTAGE OF
                                    ORDINARY         MAY BE            RANGE OF                                 ORDINARY SHARES
                                     SHARES      ACQUIRED UNDER    EXERCISE PRICES       RANGE OF EXPIRATION     BENEFICIALLY
NAME                                OWNED(1)     OPTION PLANS(2)   OF OPTIONS(POUND)       DATES OF OPTIONS        OWNED (3)
---------------------------------  ------------  --------------  ----------------------  --------------------  ------------------
Viscount Edward James
   Wingfield Lifford ............      19,000        135,000           0.33-6.19             5/05/09-11/22/10             *
Robert P. Bradshaw ..............          --        170,000           0.33-2.18             5/04/10-11/22/10            --
Richard I. Walker ...............          --        145,000           0.33-4.33             7/27/09-11/22/10            --
Kevin R. Leech(4) ...............          --         70,000           0.33-6.19             5/05/09-11/22/10            --
Simon J. Ward ...................       5,000         70,000           0.33-6.19             5/05/09-11/22/10             *
Robert L. Brisotti, Jr. .........      13,783             --               --                       --                    *

---------------------

     *    Represents less than 1%.

     (1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under our company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

     (2) Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under our company's option plans.

     (3) This information is based on 10,033,009 ordinary shares outstanding as of July 27, 2001. Ordinary shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

     (4) Mr. Leech is a significant shareholder and director of our company. This table does not include 850,000 ordinary shares issuable at any time upon the conversion of a like number of 9% Series A preferred shares owned by Glen Investments Limited, or 772,174 ordinary shares that are owned by Glen UK Holdings Limited. Mr. Leech is a director and the sole shareholder of Glen Investments Limited, which is the sole shareholder of Glen UK Holdings Limited. This table also does not include 1.0 million ordinary shares that are owned of record by Milner Laboratories Limited, of which Mr. Leech owns 68% of the outstanding share capital. By virtue of owning, directly or indirectly, at least a majority of the outstanding share capital of Glen Investments Limited, Glen UK Holdings Limited and Milner Laboratories Limited, Mr. Leech may be deemed to beneficially own all of the ordinary shares of our company held by these companies because of his ability to exercise sole investment and dispositive power over such shares. In addition, this table does not include 97,268 ordinary shares that are owned of record by ci4net.com, Inc., of which Mr. Leech owns 40% of the outstanding share capital. Mr. Leech disclaims beneficial ownership of the ordinary shares owned by ci4net.com. This table also does not include 4,225,254 ordinary shares that are owned by Raven Ventures Limited. The Raven Trust, a trust administered by Abacus Trustees (Guernsey) Limited, as sole trustee for the benefit of Mr. Leech and his family, is the sole shareholder of Raven Ventures Limited. Mr. Leech is not a trustee of The Raven Trust or a stockholder or director of Raven Ventures Limited, and therefore he disclaims beneficial ownership of the ordinary shares of our company owned by Raven Ventures Limited.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

         The following table contains information regarding the beneficial ownership of our ordinary shares, including our American Depositary Shares, as of July 27, 2001 for all shareholders known by us to beneficially own 5% or more of our ordinary shares.

                                                           Number of        Percentage of Outstanding
                                                        Ordinary Shares          Ordinary Shares
Name of Beneficial Owner                               Beneficially Owned        Beneficially Owned(1)
------------------------------------                   ------------------   --------------------------
Raven Ventures Limited (2) .........                       4,225,254                  42.1%
Kevin R. Leech,
   Glen Investments Limited,
   Glen UK Holdings and
   Milner Laboratories Limited (3) ..                      2,622,174                  26.1%

--------------------

(1) The information in this table is based on our records, information provided to us by our directors and executive officers and a review of any Schedules 13D and 13G filed by our shareholders with the Securities and Exchange Commission. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Our ordinary shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 10,033,009 ordinary shares outstanding as of July 27, 2001.

(2) The Raven Trust, a trust administered by Abacus Trustees (Guernsey) Limited, as sole trustee, for the benefit of Kevin R. Leech and his family, is the sole shareholder of Raven Ventures Limited. Mr. Leech is not a trustee of The Raven Trust or a stockhlder or director of Raven Ventures Limited, and therefore he disclaims beneficial ownership of the ordinary shares of our company owned by Raven Venture Limited.

(3) Consists of: (i) 850,000 ordinary shares issuable at any time upon the conversion of a like number of 9% Series A preferred shares owned by Glen Investments Limited; (ii) 772,174 ordinary shares owned by Glen UK Holdings Limited; and (iii) 1.0 million shares owned by Milner Laboratories Limited. Mr. Leech is the sole shareholder of Glen Investments Limited, which is the sole shareholder of Glen Uk Holdings Limited. Mr. Leech alo owns 68% of the outstanding share capital of Milner Laboratories Limited. By virtue of owning, directly or indirectly, at lease a majority of the outstanding share capital of Glen Investments Limited, Glen UK Holding Limited and Milner Labororatories Limited, Mr. Leech may be deemed to beneficially own all of the ordinary shares of our company held by these companies because of his ability to exercise sole investment and dispositive power over such shares. Does not include 97,276 ordinary shares owned by ci4net.com, Inc., of which Mr. Leech disclaims beneficial ownership. Mr. Leech is the Chairman of ci4net.com, Inc., and owns 40% of its outstanding common stock. Also does not include 4,225,254 ordinary shares owned by Raven Ventures Limited, of which Mr. Leech disclaims beneficial ownership. For more information about Raven Ventures Limited, see footnote (2) above.

     9% Series A Preferred Shares

     As of July 27, 2001, there were 850,000 9% Series A preferred shares issued and outstanding. These shares are owned by Kevin R. Leech. The 9% Series A preferred shares have no voting rights and are not redeemable, except by mutual agreement of our company and Mr. Leech. The 9% Series A preferred shares are convertible into our ordinary shares, at the option of Mr. Leech, at any time at a conversion price equal to (pound)8.03 ($12.00) per share. For more information regarding our 9% Series A preferred shares, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources" and "Item 7. Related Party Transactions."

     Significant Changes in Ownership of Ordinary Shares

     On March 20, 2001, Kevin R. Leech, a significant shareholder and director of our company, purchased from John and Lucy Bowden, shareholders of our company and the former owners of our BuyersGuide plc subsidiary, 725,254 ordinary shares of our company which they owned, at a purchase price of (pound)0.83 ($1.20) per share, or approximately (pound)605,429 ($870,304), pursuant to the terms of a share option agreement entered into by the Bowdens and Mr. Leech in December 2000. Pursuant to the terms of the share option agreement, the Bowdens had the right to "put" such shares to Mr. Leech at any time between February 16, 2001 and March 16, 2001. The Bowdens exercised their right to "put" these shares to Mr. Leech on March 16, 2001. The ordinary shares purchased by Mr. Leech represent approximately 7.2% of the outstanding ordinary shares of our company, and were purchased by Mr. Leech as nominee for Raven Ventures Limited, a corporation wholly-owned by The Raven Trust and the beneficial owner of approximately 42.1% of our outstanding ordinary shares. On May 3, 2001, Mr. Leech transferred the ordinary shares acquired from the Bowdens to Raven
Ventures Limited. No consideration was paid to Mr. Leech by Raven Ventures Limited for these shares. The 725,254 ordinary shares purchased by Mr. Leech and subsequently transferred to Raven Ventures Limited are reflected in the table set forth above entitled "Major Shareholders".

     Securities and Record Holders in the United States

     As of July 27, 2001, 2,567,400 of our ordinary shares, represented by American Depositary Shares, were held by 29 U.S. record holders.

RELATED PARTY TRANSACTIONS

      Prior to our initial public offering, we financed our operations primarily through a discretionary operating line of credit with Glen Investments Limited, a corporation wholly-owned by Kevin R. Leech, a significant shareholder and director of our company. Upon the closing of our initial public offering, (pound)850,000 of the outstanding balance was converted into 850,000 shares of our 9% Series A preferred stock. The remaining balance of approximately (pound)1,600,000, was repaid from the net proceeds received from the offering. Upon payment of the remaining balance, the facility was discontinued.

     As at December 31, 2000, we had received a working capital loan of (pound)2,400,000 ($3,584,400) from Kevin R. Leech. The loan bears interest at 2% above the U.K. base rate, which was 6% per annum as at December 31, 2000, and is repayable on the earlier of January 5, 2002 or our receipt of the net proceeds from the realization of any of our investments.

      Both prior to and subsequent to the completion of our initial public offering, we sold significant services to and purchased certain goods and services from certain subsidiaries of Glen Investments Limited and ci4net.com Inc., a United States publicly-traded company. Kevin R. Leech is the Chairman and beneficially owns approximately 40% of the outstanding shares of capital stock of ci4net.com Inc.

      ci4net.com, Inc. has majority interests in companies to whom we have provided exclusive Web site development services. In the years ended December 31, 2000, 1999 and 1998, ci4net.com directly accounted for revenues to us totaling (pound)226,836 ($338,779), (pound)1,186,175 and (pound)163,397, respectively. As of the end of the years ended December 31, 2000, 1999 and 1998, we had accounts receivable due from ci4net.com of (pound)22,619, (pound)1,222,925 and (pound)235,000, and deferred income of zero, (pound)23,285 and (pound)136,603, respectively. The (pound)22,619 receivable due from ci4net.com as of December 31, 2000 has been fully provided for. Additional customers in which ci4net.com has a majority interest accounted for revenues to us totaling (pound)480,621 and (pound)2,260,525 in the years ended December 31, 2000 and 1999, and deferred income of zero and (pound)813,625, respectively. As of the end of the years ended December 31, 2000 and

1999, we had accounts receivable due from such companies of (pound)57,576 ($197,488) and (pound)3,491,600, respectively. Out of the (pound)57,576 balance due, as of December 31, 2000 we had provided for (pound)52,373.

     Planet Edge Limited, a former subsidiary of ci4net.com, is a provider of Web site development and hosting services for Avatar Interactive Limited. Planet Edge also provides secure e-commerce transaction and Web site hosting facilities to Morbria which Morbria's subsidiary, Graphic Palette, resells to its clients. The company purchased goods and services from Planet Edge totaling (pound)152,899, (pound)738,680 and (pound)111,422 for the years ended December 31, 2000, 1999, and 1998, respectively. At December 31, 2000 and 1999, the outstanding balances payable were nil and (pound)247,642, respectively.

     On December 12, 2000, we entered into agreements with Kevin R. Leech and ci4net.com to settle all outstanding obligations among our company, ci4net.com and their operating subsidiaries. Under the terms of these agreements, we agreed to sell to ci4net.com 4,482,759 shares of our BuyersGuide plc subsidiary, representing 5.14% of its outstanding shares, in exchange for (pound)1.3 million ($1.94 million), or (pound)0.29 ($0.41) per share, and Planet Edge agreed to cancel the accounts receivable we owed it, which equaled approximately (pound)360,000 ($538,000). In addition, we agreed to cancel accounts receivable of approximately (pound)623,000 ($886,000) owed to our Graphic Palette and Centrix Communications subsidiaries by certain ci4net.com subsidiaries in exchange for an assignment from ci4net.com of a (pound)524,000 ($745,000) obligation owed to ci4net.com by UKPropertyChannel.com Limited. As consideration, we received 1,098,280 shares of the common stock of ci4net.com valued at approximately (pound)1.5 million ($2.1 million), or $2.00 per share, the closing price of ci4net.com's common stock on the OTC Bulletin Board on December 12, 2000. Kevin Leech, a principal shareholder of ci4net.com, provided the 1,098,280 shares of common stock that were required to consummate this transaction. These shares are presently unregistered. We and ci4net.com have agreed that these shares may be registered with the Securities and Exchange Commission in due course, free from any encumbrances.

      Prior to our September 1999 acquisition of Morbria Limited, Morbria was controlled by Glen UK Holdings Limited, a company wholly-owned by Glen Investments Limited. The sole shareholder of Glen Investments Limited is Kevin
R. Leech, a significant shareholder and director of our company. Glen UK Holdings Limited received 772,174 of our ordinary shares valued at $5,019,131, or $6.50 per share, in connection with our acquisition of the Morbria group of companies.

      Morbria has a number of customers who are affiliates of Glen Investments Limited. Revenues from these companies from September 24, 1999 (the date of acquisition of Morbria), to December 31,1999 were (pound)438,542. Revenues from these companies for the year ended December 31, 2000 were (pound)1,027,683. At December 31, 2000 and 1999, these companies owed us (pound)291,748 and (pound)827,952, respectively, for services we had rendered to them.

     In March 2000, we paid (pound)500,000 ($746,750) to John and Lucy Bowden, the former owners of our BuyersGuide subsidiary, pursuant to the terms and provisions of the agreement by which we acquired BuyersGuide. Lucy Bowden is a director of BuyersGuide. Pursuant to the BuyersGuide acquisition agreement, the Bowdens assigned 97,276 ordinary shares of our company to ci4net.com, which agreed to sell the shares, passing the proceeds on to our company. The shares have not yet been sold and there can be no assurance that our share price will be sufficiently high in the future for us to fully recoup the (pound)500,000. In addition, pursuant to the terms of the BuyersGuide acquisition agreement, in July 2000, a further payment of (pound)500,000 ($746,750) was made to the Bowdens. The Bowdens also were issued 336,141 ordinary shares of our company, and 87,791 ordinary shares classed as option shares. Upon the sale of the 87,791 option shares, the sale proceeds are to be paid in full to our company. These shares remain unsold and there can be no assurance that our share price will be sufficiently high in the future for us to fully recoup the (pound)500,000.

     Robert P. Bradshaw, our Chief Executive Officer, is also a director of Heritage Great Britain plc, a U.K.-based company. In the year ended December 31, 2000, we purchased (pound)64,638 ($96,537) worth of services from Heritage Great Britain plc. As of December 31, 2000, we owed Heritage Great Britain plc (pound)5,875 ($8,774) for such services. During the year ended December 31, 2000, we sold (pound)20,149 ($30,092) worth of Web site development services to Heritage Great Britain plc.

     Simon J. Ward, a director of our company, is also a director of CW Fellowes Limited, which serves as our independent business advisor. In the years ended December 31, 2000, 1999 and 1998, CW Fellowes supplied services to us totaling (pound)27,413, (pound)176,430 and (pound)68,395, respectively. As of December 31, 2000, we owed CW Fellowes (pound)18,935 for services rendered.


ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED AND SUPPLEMENTAL FINANCIAL STATEMENTS

     Our financial statements and supplemental financial statement schedule set forth in the accompanying Index to Consolidated Financial Statements and Supplemental Financial Statement Schedule included in this Report following Part III beginning on pages F-1 and S-1, respectively, are hereby incorporated in this Report by reference. Our consolidated financial statements and schedule are filed as part of this Report.

LEGAL PROCEEDINGS

     We are not involved in any material pending or, to our knowledge, threatened legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 9.  THE OFFER AND LISTING.

NATURE OF TRADING MARKET

     Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our American Depositary Shares are traded on the American Stock Exchange. Each American Depositary Share represents one ordinary share. Price quotations for our American Depositary Shares were reported on the American Stock Exchange under the symbol "TPN" beginning on May 5, 1999. As of July 27, 2001, we had 10,033,009 ordinary shares issued and outstanding of which 2,200,000 are represented by American Depositary Shares evidenced by American Depositary Receipts issued by Bankers Trust Company, as depositary. As of December 31, 2000, all 2,200,000 of our American Depositary Shares were held of record by one registered holder, our depositary, a United States company. This represents approximately 22% of our outstanding ordinary shares.

     The following table sets forth the high and low closing sale prices for our American Depositary Shares on the American Stock Exchange, from the beginning of trading on May 5, 1999 to July 27, 2001. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                HIGH                 LOW
                                                ----                 ---

FIVE MOST RECENT FINANCIAL YEARS
--------------------------------
Year ended December 31, 1996 .........          --                   --
Year ended December 31, 1997 .........          --                   --
Year ended December 31, 1998 .........          --                   --

Year ended December 31, 1999 .........        $10.125               $4.250
Year ended December 31, 2000 .........        $ 9.375               $0.313

FISCAL 1999
-----------
   Second Quarter (from May 1999) ....        $10.125              $ 6.625
   Third Quarter .....................        $ 9.375              $ 6.250
   Fourth Quarter ....................        $ 7.875              $ 4.250

FISCAL 2000
-----------
   First Quarter .....................        $ 9.375              $ 4.875
   Second Quarter ....................        $ 6.000              $ 1.625
   Third Quarter .....................        $ 3.250              $ 1.000
   Fourth Quarter ....................        $ 1.500              $ 0.313


                                                HIGH                 LOW
                                                ----                 ---

MOST RECENT SIX MONTHS
----------------------
   January 2001 ......................        $ 0.750              $ 0.500
   February 2001 .....................        $ 0.510              $ 0.420
   March 2001 ........................        $ 0.420              $ 0.150
   April 2001 ........................        $ 0.400              $ 0.180
   May 2001 ..........................        $ 0.510              $ 0.160
   June 2001 .........................        $ 0.510              $ 0.310
   July 2001 (through July 27) .......        $ 0.310              $ 0.300


DIVIDEND INFORMATION

     We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. In addition, the terms of our 9% Series A preferred shares do not permit us to pay cash dividends on our ordinary shares in any year unless we also declare and pay a 9% non-cumulative dividend on our outstanding 9% Series A preferred shares.

REGISTRAR, TRANSFER AGENT AND DEPOSITARY

     Lloyd's TSB Registrars acts as our registrar and transfer agent. Bankers Trust Company acts as our depositary with respect to our American Depositary Receipts.

ITEM 10.  ADDITIONAL INFORMATION.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

     Set forth below is information concerning our equity capital structure and related summary information concerning provisions of our Memorandum of Association and amended Articles of Association and applicable English law. Since it is a summary, it does not contain all of the information that may be important to you, and the summary is qualified in its entirety by reference to the U.K. Companies Act 1985 and our Memorandum of Association and amended Articles of Association. A Copy of our amended Articles of Association has been filed as an exhibit to this annual report on Form 20-F. See "Item 19. Exhibits."

     We are incorporated under the name TPN Holdings plc and our company is registered in England and Wales with the registered number 3608347. Our Articles of Association do not include a stated purpose. Our Articles of Association grant to us a wide range of corporate capabilities to effect these objectives.

BOARD ACTION AND POWERS

     Our  amended   Articles  of  Association   provide  that  unless  otherwise
determined by ordinary resolution, our board of directors shall consist of not less than two nor more than 10 members.

     Except as noted below, the board of directors may at any time appoint any person to be a director either to fill a vacancy or as an additional director, provided that the number of directors does not exceed 10. Any person so appointed by the board of directors shall hold office only until the next annual general meeting of shareholders and shall then be eligible for election by the shareholders, but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting as set out below.

     Our board is divided into three classes, each serving staggered three year terms. Under this classified structure, at each annual general meeting of shareholders, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) must retire from office by rotation. The directors to retire by rotation shall include (as far as may be necessary to obtain the number required) any director who wishes to retire and not to offer himself for re-election, and shall then include those members who have served the longest on the board of directors. A retiring director is eligible for immediate re-election. A classified board of directors may have the effect of deterring or delaying any attempt to obtain control of our company by a proxy contest since any person seeking control would need two separate annual meetings of the shareholders in order to elect a majority of the members of our Board of Directors.

     Any provisions of the U.K. Companies Act 1985 or other United Kingdom statutes applicable to us which would have the effect of rendering any person ineligible for appointment as a director or liable to vacate office as a director by virtue of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any director over a specified age, do not apply to us.

     Directors are not required to hold any of our ordinary shares by way of qualification. A director who is not a shareholder shall nevertheless be entitled to attend and speak at shareholders' meetings.

     Borrowing Powers

     Subject to the limitations noted below, the directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part or parts thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party. The directors shall restrict our borrowings and exercise all voting and other rights, powers or control or rights of influence exercisable by us and any of our subsidiaries or in relation to our subsidiaries so that the aggregate amount for the time being outstanding of all money borrowed by us and for the time being remaining outstanding of all money borrowed by us (exclusive of borrowings owed by us to any subsidiary or by any subsidiary to us or another subsidiary) shall not at any time without the previous sanction of an ordinary resolution of our shareholders exceed the sum of two times shareholders equity as set forth in our consolidated balance sheet for our most recent fiscal year, from time to time, as audited by our independent public accountants.

     Compensation and Expenses

     The compensation of the directors is determined by the Compensation Committee of our board of directors but may not in the aggregate exceed (pound)250,000 ($415,700) per year (disregarding any compensation payable to directors in their capacity as executives) or such higher amount as may from time to time be determined by an ordinary resolution of our board. Such compensation shall (unless such resolution otherwise provides) be divisible among the directors as they may agree or, failing agreement, equally, except that any director who holds office for only part of the period with respect to which such compensation is payable is entitled only to rank in such division for a proportion of compensation related to the period during which he has held office. Any director who holds any executive office (including for this purpose the office of chief executive officer or vice-chairman of the board of directors, whether or not such office is held in an executive capacity) or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra compensation by way of salary, commission or otherwise or may receive such other benefits as the directors may determine. The directors may repay to any director all reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or shareholders' meetings or otherwise in connection with our business.

     Pensions and Other Benefits

     The directors shall have the power to pay and agree to pay gratuities, pensions or other retirement benefits, death or disability benefits to (or to any person in respect of) any director or ex-director and, for the purpose of providing any such gratuities, pensions, or other benefits, to contribute to such scheme or to pay premiums.

     Interested Director Transactions

     Subject to certain provisions of the U.K. Companies Act 1985 designed to enforce fair dealing by directors and prevent their taking financial advantage, and provided that a director has disclosed to the directors the nature and extent of any interest, a director:

     o may be party to or otherwise interested in any contract, transaction, or arrangement with us or in which we are otherwise interested;

     o may be a director or other officer of or employed by a party to any contract, transaction or arrangement with or otherwise interested in any corporate body promoted by us or in which we are in any way interested; and

     o (or any firm of which he is a partner, employee or member) may act in a professional capacity for us (other than as auditor) and be compensated therefor and shall not (unless otherwise agreed by him) be accountable to us for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such corporate body or for such compensation.

     No such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

     Except as otherwise provided below, a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, us. A director shall not be counted in the quorum of a meeting in relation to any resolution on which he is not entitled to vote. Provided that a director has disclosed the nature and extent of his interests, a director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

     o the giving of any security, guarantee or indemnity with respect to (a) money lent or obligations incurred by him or by any other person at the request of or for the benefit of our company or any of our subsidiaries, or (b) a debt or other obligation of our company or any of our subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

     o any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or subunderwriting of which he is to participate;

     o any proposal concerning any other corporate body in which he is interested, directly or indirectly, and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him (within the meaning of Section 346 of the U.K. Companies Act 1985)) does not have any interest (as that term is used in Sections 198 to 211 of the U.K. Companies Act 1985) in 1% or more of the issued equity share capital of any class of such body corporate (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant corporate body (any such interest being deemed for the purpose of the amended Articles of Association to be a material interest in all circumstances);

     o any proposal relating to an arrangement for the benefit of our employees or any of our subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

     o any proposal concerning insurance which we propose to maintain or purchase for the benefit of directors or for the benefit of persons who include directors.

DESCRIPTION OF SHARE CAPITAL

GENERAL

     Our authorized share capital is 20,000,000 ordinary shares of lp nominal value per share, and 5,000,000 Series A preferred shares of (pound)1.00 nominal value per share.

PREFERRED SHARES

     Our amended Articles of Association authorize our board of directors, by resolution, to issue the preferred shares in such number as the board of directors may, from time to time, determine without any further vote or action by the shareholders. Any preferred shares so issued would have priority over our ordinary shares with respect to dividend or liquidation rights, or both.

9% SERIES A PREFERRED SHARES

     On May 5, 1999, upon the completion of our initial public offering, Glen Investments Limited, a corporation wholly-owned by Kevin R. Leech, a member of our board of directors and our principal shareholder, exchanged (pound)850,000 ($1,269,475) principal amount of 9% demand notes payable by us for 850,000 of our 9% Series A preferred shares. As the holder of the 9% Series A preferred shares, Glen

Investments Limited is entitled to receive annual non-cumulative dividends out of funds legally available therefor, and each of those shares will have a preference in the amount of (pound)1.00 ($1.4935) over the ordinary shares in the event of our liquidation or dissolution. The terms of our 9% Series A preferred shares prohibit the payment of cash dividends on our ordinary shares in any year until we also declare and pay a 9% dividend on our 9% Series A preferred shares. The 9% Series A preferred shares are not entitled to vote and are not be redeemable, except by mutual agreement of our company and Glen Investments Limited. The 850,000 Series A preferred shares are convertible into a like number of ordinary shares, at the option of Glen Investments Limited, at any time at a conversion price equal to (pound)8.03 ($12.00) per share. See "Related Party Transactions."

ORDINARY SHARES

     As of July 27, 2001, 10,033,009 of our ordinary shares were issued and outstanding and are fully paid or credited as fully paid, each of which is in registered form. No holder of ordinary shares will be required to make additional contributions of capital in respect of those shares in the future.

ISSUE OF SHARES

     Subject to any special rights previously conferred on the holders of any issued shares or class of shares, any share of ours may be issued with any preferred, deferred, or other special rights. They may also be issued subject to restrictions, including without limitation restrictions on dividends, return of capital, voting or otherwise, as an ordinary resolution of a general meeting of our shareholders may from time to time determine, and subject to any determination by them, as our board of directors may determine. We may issue redeemable shares provided that there are shares in issue at the time which are not redeemable.

     Subject to the provisions of the U.K. Companies Act 1985, the authorized but unissued shares are at the disposal of the directors who may issue, grant options over or otherwise dispose of them to those persons and on whatever terms they deem appropriate.

     By virtue of Section 80 of the U.K. Companies Act 1985, our directors may not, subject to limited exceptions in respect of employee share schemes, exercise any power to issue shares (or grant any right to subscribe for or convert other securities into shares) unless they have been authorized to do so by an ordinary resolution. Any authorization must state the maximum amount of shares which may be issued under it and the date of which it will expire, which must not be more than five years from the date the resolution is passed. On December 15, 1998, an ordinary resolution was passed authorizing our board of directors, pursuant to Section 80 of the U.K. Companies Act 1985, to exercise all their powers to issue shares up to an aggregate of the whole of our authorized but unissued share capital, until December 31, 2003.

     If ordinary shares are to be issued for cash, Section 89 of the U.K. Companies Act 1985 requires, subject to limited exceptions in respect of employee share schemes, that those shares first be offered to existing holders of shares in proportion to their holdings. However, Section 95 of the U.K. Companies Act 1985 provides that in certain circumstances the directors of a company may by special resolution be given power to issue shares as if Section 89 did not apply. On December 15, 1998, a special resolution was passed pursuant to which the provisions of Section 89 were rendered inapplicable with respect to the issuance of shares in connection with a rights issue and otherwise with respect to the issuance of shares up to an aggregate of the whole of our authorized but unissued share capital, that authority to expire at the close of business on December 31, 2003.

     See "Risk Factors" for limitations on exercise of preemptive rights.

ALTERATION OF SHARE CAPITAL

     We  may  from  time  to  time  by  ordinary   resolution  approved  by  our
shareholders at a general meeting:

     o increase our share capital by the sum, to be divided into shares of those amounts, as the resolution shall prescribe;

     o consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

     o cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our capital by the amount of the shares so canceled; and

     o subdivide our shares, or any of them, into shares of smaller amount than is fixed by our Memorandum of Association (provided that the proportion between the amount paid and the amount, if any, unpaid on each reduced share must be the same as on the share from which the reduced share is derived), and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares resulting from that subdivision, one or more of the shares may, as compared with the others, have any preferred, deferred, or other special rights or be subject to any restrictions, as we have power to attach to unissued or new shares.

     We may purchase or enter into a contract under which we will or may purchase any of our own shares of any class (including any redeemable shares, if any then exist) provided that the required shareholder approval is obtained. However, shares may only be repurchased out of distributable profits or the proceeds of a new issuance of shares made for the purpose, and any premium (if any is applicable) must, subject to certain exceptions, be paid out of distributable profits. If there are any outstanding shares which are convertible into equity share capital of the class proposed to be purchased, then we are not permitted to purchase or enter into a contract under which we will or may purchase those equity shares unless either the terms of issue of those convertible shares include provisions permitting us to purchase our own equity shares or the purchase, or contract, has first been approved by an extraordinary resolution passed at a separate meeting of the holders of those convertible shares.

     We may by special resolution approved by our shareholders at a general meeting reduce our share capital or any capital redemption reserve, share premium account, or other undistributable reserve in any way, subject in each case to confirmation by the English courts.

DIVIDEND RIGHTS

     Holders of ordinary shares are entitled to receive those dividends as may be recommended by our board of directors and declared by the shareholders in a general meeting, but no larger dividend may be declared than is recommended by our board of directors, and the shareholders, in a general meeting may declare a smaller dividend, and those interim dividends as our board of directors may decide. However, the terms of our 9% Series A preferred shares prohibit the payment of cash dividends on our ordinary shares in any year until we also declare and pay a 9% non-cumulative dividend on our 9% Series A preferred shares during that year.

     Our board of directors may fix a date as the record date by reference to which a dividend on the ordinary shares or the 9% Series A preferred shares will be declared or paid, whether or not it is before the date on which the declaration is made. Any dividend on the ordinary shares or the 9% Series A preferred shares unclaimed for a period of 12 years from our date of payment shall be forfeited and shall revert to us. No dividend on an ordinary share or a 9% Series A preferred share will bear interest.

RIGHTS IN LIQUIDATION

     Subject to the rights attached to the 9% Series A preferred shares described above and any other shares issued on special terms and conditions, upon our liquidation or winding up, after all our debts and liabilities and the expenses of the liquidation have been discharged, any surplus assets will be divided among the holders of ordinary shares in proportion to their holdings after deducting any amounts remaining unpaid in respect of those shares.

NOTIFICATION OF INTEREST IN ORDINARY SHARES

     Section 198 of the U.K. Companies Act 1985 obliges any person (subject to exception) who acquires an interest of 3% or more of our ordinary shares to notify us of his interest within two business days following the day on which the obligation to notify arises. After the 3% level is exceeded, similar notification must be made if the whole percentage figure increases or decreases, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares (subject to certain exceptions) including any shares (1) in which his spouse or his child or stepchild, is interested, (2) in which a corporate body is interested where either (a) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions, or (b) that person controls one third or more of the voting power of that corporate body, or (3) in which another party is interested where the person and that other party are parties to a "concert party" agreement under Section 204 of the U.K. Companies Act 1985 and any interest in shares is in fact acquired by any one of the parties pursuant to the agreement. A "concert party" agreement is an agreement which provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of the interests.

     In addition, Section 212 of the U.K. Companies Act 1985 enables us, by notice in writing, to require a person whom we know or have reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares to confirm that fact or (as the case may be) to indicate whether or not that is the case, and where he holds or has during this relevant time held an interest in the shares, to give further information as may be required relating to his interest and any other interest in the shares of which he is aware.

     In addition to the restrictions on the rights attaching to shares imposed by the U.K. Companies Act 1985 for noncompliance with Section 212 of that Act, our Memorandum of Association and amended Articles of Association apply additional restrictions. The restrictions imposed or applied can potentially include disenfranchisement, loss of entitlement to dividends and other payments and restrictions on alienability.

VOTING RIGHTS OF ORDINARY SHARES AND SHAREHOLDER MEETINGS

     Under English law, there are two types of general meeting of shareholders, annual general meetings and extraordinary general meetings. An annual general meeting must be held at least once in each calendar year and not later than 15 months from the previous annual general meeting. At the annual general meeting matters such as the election of directors, appointment of auditors and the fixing of their remuneration, approval of the annual accounts and the directors' report and declaration of dividends are considered. Any other general meeting is known as an extraordinary general meeting.

     The directors may convene an extraordinary general meeting and must convene one if demanded by holders of not less than 10% of the paid-up shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called by at least 21 days' notice specifying the place, day and time of the meeting and the general nature of the business to be transacted. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

     At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special resolution requires a majority of not less than 75% of the votes of those shareholders (being entitled to do so) voting in person or by proxy on the resolution in question. A small number of matters relating to variation of the rights attaching to different classes of shares and proceedings in a winding-up require the authority of an extraordinary resolution, which requires the same majority as a special resolution (including matters such as amending our Articles of Association or approving a sale of our company through merger in some circumstances).

     Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll, every holder of shares present in person or by proxy shall have one vote for every share held. Shareholders are not entitled to cumulative voting rights. A poll can be demanded by:

     o    the chairman of the meeting;

     o not less than three shareholders present in person or by proxy having the right to vote at the meeting;

     o a holder or holders of shares or his or their proxy representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting; or

     o by a holder or holders of shares or his or their proxy conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right.

     A holder of shares shall not be entitled (except as a proxy for another shareholder) to be present or vote at any general meeting:

     o in respect of any shares held by him in relation to which he or any other person appearing to be interested in those shares has been served with a notice under Section 212 of the U.K. Companies Act 1985, requiring him to provide information in accordance with that section and containing a statement that upon failure to supply such information before the expiration period specified in the notice (which may not be less than 28 days) the registered holder of the share is not entitled to vote in respect of those shares, and the person on whom such notice was served fails to supply the information within the specified period; or

     o unless all amounts presently payable by him in respect of such shares have been paid.

     All or any of the rights or privileges attached to the shares may, subject to certain provisions of the U.K. Companies Act 1985, be varied either with the consent in writing of the holders of 75% in nominal value of the issued shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares, but not otherwise.

TRANSFER OF SHARES

     The instrument of transfer of a share may be in any usual form or in any other form of which the directors approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The directors may, in their absolute discretion without giving any reason therefor, refuse to register the transfer of a share which is not fully paid provided that any such refusal will not prevent dealings in the shares from taking place on an open and proper basis. The directors may decline to register a transfer to a person known to be a minor, bankrupt or person who is mentally disordered and a patient for the purpose of any statute relating to mental health.

     Subject to the previous paragraph, our amended Articles of Association contain no restrictions on the registration of transfers of fully paid shares provided that all stamp duties payable on the shares have been paid and the transfers are accompanied by any certificate for the shares and such other evidence, if any, as the directors may require to prove the title of the intending transferor or his right to transfer the shares, and in the case of a transfer to joint holders, to no more than four such joint holders. The register of shareholders may be closed at such times and for such periods as the directors may determine not exceeding 30 days in each year. We have resolved that title to any shares may be transferred by means of CREST (Centralized Electronic Share Trading System), being a relevant system for the purposes of the Uncertified Securities Regulations 1995.

ISSUANCE OF AMERICAN DEPOSITARY SHARES

     The terms of our Deposit Agreement with Bankers Trust Company, as depositary, permit the issuance of American Depositary Receipts, or ADRs, evidencing American Depositary Shares, or ADSs, for ordinary shares accepted for deposit by the depositary. Ordinary shares may be deposited with the depositary upon the receipt by the depositary of evidence that any necessary approvals have been waived or granted by any governmental or quasi-governmental body in England and Wales and also an opinion that the ordinary shares are not deemed Restricted Securities as defined in the Deposit Agreement.

ISSUANCE OF RESTRICTED AMERICAN DEPOSITARY SHARES

     The terms of the Deposit Agreement permit the issuance of Restricted ADRs evidencing Restricted ADSs for ordinary shares that are deemed restricted securities under Rule 144(a)(3) of the Securities Act, are held by certain of our affiliates, as defined in the Securities Act of 1933, as amended, or are subject to a lock-up agreement (which has since expired) between the shareholder and the underwriter, once those ordinary shares are accepted for deposit by the depositary. Ordinary shares may be deposited with the depositary upon the receipt by the depositary of an opinion of U.S. counsel that the issuance of the Restricted ADRs and Restricted ADSs does not violate the Securities Act of 1933, as amended, or the terms of the lock-up agreement. The Restricted ADRs will contain a legend and will be transferable only upon delivery to the depositary of an opinion of U.S. counsel setting forth the conditions upon which the Restricted ADRs are transferable under the applicable securities laws and that the transfer restrictions set forth in the legend on the Restricted ADRs are no longer applicable.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no United Kingdom foreign exchange control restrictions on the payment of dividends or other payments to holders of ordinary shares or on the conduct of our operations.

     There are currently no restrictions under our Memorandum of Association or amended Articles of Association or under English law which limit the rights of non-resident or foreign owners to freely hold, vote and transfer ordinary shares in the same manner as United Kingdom residents or nationals.

CHANGE OF CONTROL

     Our authorized share capital consists of 20,000,000 ordinary shares of 1p nominal value per share, and 5,000,000 Series A preferred shares of (pound)1.00 nominal value per share. The board of directors, without any further vote by the holders of ordinary shares, has the authority to issue preferred shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of ordinary shares are subject to the rights of holders of any preferred shares that the board of directors may issue in the future. That means, for example, that we can issue preferred shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the ordinary shares. If we issued certain types of preferred shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.

     In addition, we have a "classified" Board of Directors because our directors must retire by rotation. This means that only approximately one-third of our directors are eligible for election each year. Therefore, if shareholders wish to change the composition of the board of directors, it would take at least two years to remove a majority of the existing directors, and three years to change all directors.

MATERIAL CONTRACTS

     The following is a summary of our company's material contracts, entered into since January 1, 1999.

     1. Shareholders Agreement by and among TPN Holdings plc, Squash Limited and UKPropertyChannel.com Limited, dated February 28, 2001, with respect to the outstanding share capital of UKPropertyChannel.com Limited. Pursuant to the terms and conditions of this agreement, we and Squash Limited agreed upon matters relating to the corporate governance of UKPropertyChannel.com Limited, a corporation organized under the laws of England and Wales. We and Squash Limited own 70% and 30%, respectively of the outstanding share capital of UKPropertyChannel.com Limited.

     2. Collective Net Overdraft Facility by and among TPN Holdings plc, Avatar Interactive Limited and HSBC Bank plc, dated December 14, 2000. Pursuant to the terms and conditions of this agreement, we were initially entitled to borrower up to (pound)2.5 million ($3.7 million), until January 13, 2001, with incremental steps thereafter. On March 30, 2001, HSBC agreed to increase the borrowing availability under the facility to (pound)4.0 million ($6.0 million). The facility bears interest at a rate of 2% over the prevailing HSBC base rate, which as of December 31, 2000, was 6% per annum. As of December 31, 2000, there was (pound)2,329,504 ($3,479,114) outstanding under this facility. Amounts borrowed under this facility are repayable by our company upon demand at any time. Amounts outstanding under the HSBC facility are secured by a first priority security interest in all of the assets of our company and its subsidiaries, both present and future, as well as a pledge of the shares we own in each of our subsidiaries. Our obligations are further secured by unlimited guarantees given by each of our subsidiaries and by Kevin R. Leech, a significant shareholder and director of our company.

     3. Management Agency Agreement by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), Heritage Great Britain plc and Robert Bradshaw, dated April 2000. Pursuant to the terms and conditions of this agreement, Robert Bradshaw became our Chief Executive Officer in April 2000. Mr. Bradshaw is a director of Heritage Great Britain plc. We did not pay any compensation to Mr. Bradshaw for his service to us as a Chief Executive Officer during 2000, but we did pay management fees of (pound)64,638 to Heritage Great Britain plc. In addition, we granted to Mr. Bradshaw options to purchase 170,000 ordinary shares at exercise prices ranging from (pound)0.33 to (pound)2.18 per share.

     4. Employment Agreement by and among TPN Holdings plc (f/k/a TownPagesNet.com plc) and Richard Walker, dated July 27, 1999. Pursuant to the terms and conditions of this agreement, Richard Walker became our Chief Financial Officer and a director of our company in July 1999. During fiscal 2000, we paid to Mr. Walker an annual salary of (pound)75,000 and bonus and other compensation of (pound)34,759 in exchange for his service to us as Chief Financial Officer. In addition, we granted to Mr. Walker options to purchase 95,000 ordinary shares at exercise prices ranging from (pound)0.33 to (pound)1.59 per share.

     5. Agreement for the Acquisition of BuyersGuide Limited, dated October 1, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), John Bowden and Lucy Bowden. Pursuant to the terms and provisions of this agreement, we acquired all of the outstanding capital stock of BuyersGuide Limited (now known as BuyersGuide plc. The aggregate purchase price of the transaction was approximately (pound)2.9 million (approximately $4.7 million), consisting of (i) 486,381 unregistered ordinary shares valued at the time at (pound)2.5 million ($40 million), which were issued at closing, and (ii) 423,932 unregistered ordinary shares valued at (pound)437,000 ($653,000) which were based on certain operating results for the six month period ended March 31, 2000.

     6. Agreement for the Acquisition of Morbria Limited, dated September 24, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), Glen UK Holdings Limited and Robert Dillon. Pursuant to the terms and provisions of this agreement, we acquired all of the outstanding capital stock of Morbria Limited, as well as its subsidiaries. We acquired Morbria and its subsidiaries for a purchase price consisting of 857,972 unregistered ordinary shares valued at the time at approximately (pound)3.4 million ($5.1 million). In addition, we also agreed to pay contingent consideration up to the maximum of (pound)930,000 (approximately $1.4 million), payable by the issuance of additional ordinary shares, if Morbria and its subsidiaries achieved certain operating results for the fiscal years ended March 31, 2000 and 2001. Morbria did not achieve the required operating results for the fiscal year ended March 31, 200, and we do not expect Morbria to achieve such results for the fiscal year ended March 31, 2001. We also assumed and repaid approximately (pound)1.7 million ($2.7 million) in full satisfaction of bank overdrafts previously owned by Morbria.

     7. Agreement and Plan of Merger, dated September 9, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), Rasmussen Acquisition Corp. and Research Sales, Inc. Pursuant to the terms and provisions of this agreement, we acquired all of the outstanding shares of capital stock of Research Sales, Inc., d/b/a Rasmussen Research. The aggregate purchase price of the transaction was(pound)2.0 million (approximately $3.0 million), consisting of 551,302 unregistered ordinary shares issued at closing.

     8. Agreement for the Acquisition of WWW.CO.UK Limited, Summerfields Publishing Limited and The Platinum Club Limited, dated July 19, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), and HCC Holdings Limited. Pursuant to the terms and provisions of this agreement, we acquired all of the outstanding shares of capital stock of WWW.CO.UK Limited, Summerfields Publishing Limited and The Platinum Club Limited. We acquired the WWW.CO.UK group of companies for an initial total purchase price of approximately
(pound)4.0   million  ($6.0  million)   consisting  of  (i)  (pound)1.5  million
(approximately $2.2 million) in cash paid at closing, and (ii) 488,281 unregistered ordinary shares valued at the time at (pound)2.5 million (approximately $3.7 million). In addition we also paid contingent consideration in the amount of (pound)0.5 million ($0.75 million) because the WWW.CO.UK group met certain revenue targets during the fiscal years ended December 31, 1999 and 2000. We also loaned (pound)1.5 million (approximately $2.2 million) to the former owner of the WWW.CO.UK group because the WWW.CO.UK group achieved specified revenue thresholds under certain existing franchise agreements. The loan bears interest at a rate of 4% per annum, and becomes due when the former owner of the WWW.CO.UK group sells the 488,281 ordinary shares we issued at
closing  in  connection   with  the   acquisition.   As  of  December  31,  2000
approximately (pound)1.6 million (approximately $2.4 million), including interest, was outstanding under the loan. In December 2000, we filed a registration statement on Form F-3 registering these shares. However, as of July 27, 2001, the shares had not been sold, and therefore the loan remains outstanding.

     9. Sale and Purchase Agreement, dated September 7, 2000 by and among The Graphic Palette Company (Manchester) Limited, Cornbrook Precision Colour Limited (now known as 24.7 Colour Limited), David Mantel, Jane Mantel and Morbria Limited. Pursuant to the terms and provisions of this agreement, we agreed to acquire all of the outstanding capital stock of Cornbrook Precision Colour Limited (now known as 24.7 Colour Limited). The aggregate purchase price of the transaction consisted of a contribution of 24.7 Colour of Morbria assets valued at the time at (pound)222,000 ($332,000). This resulted in the creating of (pound)227,549 ($340,000) of good will on the financial statements of Morbria.

TAXATION

UNITED STATES FEDERAL INCOME TAX AND UNITED KINGDOM TAX CONSEQUENCES TO PERSONS WHO ARE OWNERS OF AMERICAN DEPOSITARY SHARES

     The following generally summarizes certain United States federal and United Kingdom tax consequences of the purchase, ownership and disposition of American Depositary Shares evidenced by American Depositary Receipts to citizens or residents of the United States for United States federal income tax purposes (who are not also resident or, in the case of individuals, ordinarily resident, in the United Kingdom for United Kingdom tax purposes), corporations or partnerships created or organized under the laws of the United States or any State thereof, or estates or trusts the income of which is subject to United States federal income taxation regardless of its source (collectively, "U.S. Holders"). This summary does not address any U.S. state income tax consequences to any U.S. Holder.

     The statements of United States and United Kingdom tax laws set out below are based (i) on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Annual Report and are subject to any changes in the United States or English law, or in the interpretation thereof by the relevant taxation authorities, or in the double taxation conventions between the United States and the United Kingdom (the "Conventions"), occurring after such date and (ii) in part, on representations of the Depositary, and assume that each obligation in the Deposit Agreement (the "Deposit Agreement") entered into by TPN Holdings plc, the Depositary, and the registered holders of American Depositary Receipts and the owners of a beneficial interest in bank entry American Depositary Receipts, and any related agreement will be performed in accordance with its terms. No assurance can be given that taxing authorities or the courts will agree with this analysis.

     This summary is of a general nature only and does not discuss all aspects of United States and United Kingdom taxation that may be relevant to a particular investor. This summary deals only with American Depositary Receipts held as capital assets and does not address special classes of purchasers, such as dealers in securities, persons who hold ordinary shares or American Depositary Shares as part of a larger integrated financial transaction or straddle, U.S. Holders whose functional currency is not the United States dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does not address the adverse tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of our outstanding voting share capital in the event that we were to be classified as a "controlled foreign corporation" for United States federal tax purposes. Although we were not a controlled foreign corporation as of the date of this Annual Report, there can be no assurance that we will not be a controlled foreign corporation in the future. This summary does not address the U.S. federal income tax consequences to us or any U.S. Holder if we are determined to be a foreign personal holding company, a personal holding company or a passive foreign investment company, as such terms are defined for U.S. federal income tax purposes.

     For purposes of the Conventions and the United States Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), U.S. Holders will be treated as the beneficial owners of the ordinary shares represented by American Depositary Shares evidenced by American Depositary Receipts.

TAXATION OF DIVIDENDS

     United Kingdom

     Under current U.K. law, if we pay dividends to our shareholders, U.K. resident individual shareholders will receive a notional (non-repayable) tax credit equal to one-ninth of the net cash dividend (10% of the gross dividend) such that the individual's lower and basic rate tax liability on the amount of the dividend and notional tax credit will be satisfied. Only higher rate taxpayers will be required to pay any further income tax (equivalent to 25% of the dividend received).

     Different rules and rates apply to shareholders who are trustees of U.K. resident trusts.

     Dividends paid by U.K. resident companies to other U.K. resident companies carry a tax credit (currently one-ninth) in respect of the amount of the dividend. The dividend and tax credit will constitute franked investment income in the hands of the recipient company and normally a U.K. resident company will not be liable to U.K. tax on any such dividends. For dividends paid on or after April 6, 1999, U.K. companies are no longer entitled to claim a repayment of the tax credit in any circumstances.

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

     United States

     Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," for United States federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder and (ii) will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits as determined for United States federal income tax purposes. Subject to certain limitations including certain minimum holding periods, the 15% United Kingdom withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's United States federal income taxes. For the purposes of the foreign tax credit limitation, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by the Company. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for United States federal income tax purposes, such excess will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the American Depositary Shares, and any excess will be treated as a capital gain.

     As mentioned above, certain minimum holding periods must be met in order for a U.S. Holder to credit the foreign tax imposed on foreign source dividends. For dividends paid or accrued after September 4, 1997, a U.S. Holder will be denied a foreign tax credit for foreign withholding taxes imposed on a dividend if the U.S. Holder has not held the ordinary share or American Depositary Share for more than 15 days in the 30-day holding period beginning 15 days before the ex-dividend date. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary share or American Depositary Share are not counted toward meeting the holding period required by statute. A U.S. Holder that is under an obligation to make related payments with respect to the ordinary shares or American Depositary Receipts (or substantially similar or related property) also is not entitled to claim a foreign tax credit with respect to a foreign tax imposed on a dividend. U.S. Holders that fail to meet the holding period requirements are instead allowed a deduction equal to the foreign tax credits disallowed.

TAXATION OF CAPITAL GAINS

     United Kingdom

     A U.S. Holder who is not resident or ordinarily resident in the United Kingdom for United Kingdom tax purposes will not be liable for United Kingdom tax on capital gains realized or accrued on the sale or other disposal of American Depositary Shares unless the American Depositary Shares are held in connection with a trade or business carried on by such U.S. Holder in the United Kingdom through a branch or agency which constitutes a permanent establishment or fixed base, and the American Depositary Shares are or have been used, held or acquired for the purposes of such trade or business of such branch or agency.

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

     A U.S. Holder that is liable for both United Kingdom and United States tax on a gain on the disposal of the American Depositary Shares should generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of United Kingdom capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's United States federal income tax liability in respect of such gain. U.S. Holders should seek professional tax advice to determine their entitlement to credit United Kingdom tax against their United States federal income tax liability.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     If the Company is deemed to be a passive foreign investment company (a "PFIC") for United States federal income tax purposes, any gain recognized by a U.S. Holder upon the sale of American Depositary Shares (or receipt of certain distributions) would be treated as ordinary income. Such income would be allocated over the holding period of the U.S. Holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. We will be classified as a PFIC if either (i) 75% or more of our gross income is passive income or (ii) 50% or more of our average assets by value produce or are held for the production of passive income (including cash). We have determined that we were not a PFIC for our taxable year ended December 31, 1997 and intend to manage our business so as not to become a PFIC. If we were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her American Depositary Shares as an interest in a qualified electing fund (a "QEF Election"), in which case, the U.S. Holder would be required to include in income his or her proportionate share of our earnings and profits in years in which we are a PFIC, but any gain subsequently recognized upon the sale by such U.S. Holder of his or her American Depositary Shares generally would be taxed as a capital gain. We will continue to monitor our status and will, promptly following the end of each taxable year, notify shareholders if we believe that we are properly classified as a PFIC for that taxable year to enable U.S. Holders to consider whether to make a QEF Election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF Election. U.S. Holders should consult with their own tax advisers regarding the eligibility, manner and advisability of making the QEF Election if we are treated as a PFIC. If we were deemed to be a PFIC, in addition to the QEF election, under the mark-to-market regime, an electing shareholder may also report as gross income (or loss) any amount by which the stock's fair market value exceeds (or is less than) the tax basis in the stock at year end.

UNITED KINGDOM INHERITANCE TAX

     An American Depositary Share beneficially owned by an individual U.S. Holder who is domiciled in the United States for the purposes of the Convention relating to estate and gift taxes (the "Estate and Gift Tax Convention") is not subject to United Kingdom inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the American Depositary Share is part of the business property of a United Kingdom permanent establishment of the individual or pertains to a United Kingdom fixed base of an individual used for the performance of independent personal services. The Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the United Kingdom, based on priority rules set forth in that Convention, in a case where an American Depositary Share is subject to both United Kingdom inheritance tax and United States federal gift or estate tax. There are special rules applying to trusts.

UNITED STATES GIFT AND ESTATE TAXES

     An individual U.S. Holder will be subject to United States gift and estate taxes with respect to the American Depositary Receipts in the same manner and to the same extent as with respect to other types of personal property.

UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX

     The acquisition or transfer of ordinary shares is subject to U.K. stamp duty at (pound)0.50 per (pound)100 (or part thereof) of the consideration price. There is also a charge to U.K. Stamp Duty Reserve Tax ("SDRT") at 0.5% of the consideration on the agreement to transfer ordinary shares but repayment of SDRT may be obtained if an instrument to transfer the ordinary shares is executed and stamp duty is paid within six years of the date of the agreement (or, in the case of a conditional agreement, when the condition is satisfied).

     Stamp duty or SDRT at the same rates arise on the deposit of ordinary shares with the Custodian of a depositary (or certain persons providing clearance services) or their nominees or agents and will be payable by the depositary or such person, under the deposit agreement. In accordance with the terms of the deposit agreement, holders of American Depositary Receipts must pay an amount in respect of such tax to the Depositary.

     There is no U.K. Stamp Duty on the acquisition or transfer of an American Depositary Share provided that any agreement to transfer the American Depositary Share is executed and retained outside the U.K. The transfer of ordinary shares by the Custodian of the depositary (or its nominee) to the American Depositary Share holder will attract stamp duty of (pound)0.50 provided the American Depositary Share holder is not transferring beneficial ownership.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of American Depositary Shares or ordinary shares made within the United States to a non-corporate United States person, and "backup withholding" at a rate of 31% will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by United States law and applicable regulations, if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Forms W-8BEN, W-8ECI or W-9.

     In general, payment of the proceeds from the sale of American Depositary Shares or ordinary shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the holder or beneficial owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of American Depositary Shares or ordinary shares through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of American Depositary Shares or ordinary shares through an office outside the United States of a broker (a) that is a United States person, (b) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (c) that is a "controlled foreign corporation" as to the United States, or (d) with respect to payments made after December 31, 1999, that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in United States Treasury Regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

DOCUMENTS ON DISPLAY

     We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     We are subject to the informational requirements of the Securities Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copies at the public reference facilities of the Securities and Exchange Commission at:

   450 Fifth Street N.W.     7 World Trade Center       500 West Madison Street
   Room 1024                 New York, New York  10048  Suite 1400
   Washington, D.C.  20549                              Chicago, Illinois  60661

     You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Interest site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     We do not hedge (through the use of derivative or other financial instruments) the translation of our profits from overseas subsidiaries or other interest rate or foreign exchange exposures; therefore, significant changes in exchange rates or interest rates may materially affect our results of operations.

     For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposures may have on the fair values of our financial instruments.

     To perform sensitivity analysis, we assess the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates on market sensitive instruments. The market values for foreign exchange risk are computed based on spot rates in effect at December 31, 2000. The differences in this comparison are the hypothetical gains or losses associated with each type of risk. A 10% movement in the level of the pound sterling against the U.S. dollar with all other variables held constant would result in an immaterial change in the fair value of our U.S. dollar denominated balances at December 31, 2000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     There are no material modifications to the rights of security holders that are required to be disclosed.

USE OF PROCEEDS FROM INITIAL PUBLIC OFFERING

     On May 5, 1999, the Securities and Exchange Commission declared effective our Registration Statement on Form F- l (File No. 333-72075), pursuant to which we completed our initial public offering of 2,200,000 ordinary shares represented by ADSs at an initial public offering price of $10.00 per share. Our initial public offering was managed by Dirks & Company, Inc., J.P. Turner & Company, L.L.C., and Security Capital Trading, Inc.

      Net proceeds to us from our initial public offering, after calculation of the underwriters' discounts and commissions of (pound) 1,157,895 ($1,870,000 as of May 5, 1999) and offering expenses of (pound)1,755,720 ($2,835,488 as of May 5, 1999), totaled (pound)10.7 million ($17,294,512 as of May 5, 1999). Of these expenses, (pound)20,628 ($33,315 as of May 5, 1999) was paid to CW Fellowes Limited, for professional services rendered in connection with the offering, a company whose shareholders include Simon J. Ward, one of our directors. No other expenses incurred in our initial public offering were direct or indirect payments to our directors, officers, general partners or their associates, to persons owning ten percent or more of any class of our equity or our equity securities or to our affiliates.

      As of December 31, 2000, we had used all of the net proceeds from our initial public offering. From the net proceeds of the offering, $2,584,000 was paid to retire indebtedness owed by us to a company controlled by Kevin R. Leech, a significant shareholder and director of our company. In connection with the acquisition of WWW.CO.UK Limited, we paid a cash consideration of approximately $2,422,000, extended a loan to the sellers of approximately $2,059,000 and paid the sellers approximately $363,000 in the form of an additional loan. The loans are to be repaid upon registration of the ordinary shares issued to the former owners of WWW.CO.UK. A loan of approximately $2.75 million was paid in connection with the acquisition of Morbria to retire that company's indebtedness to a bank. The majority stockholder of Morbria was an investment company owned by Kevin R. Leech. Approximately $2,205,560 has been advanced to Research Sales, Inc. as working capital loans to enable it to accelerate its start up operations and build its infrastructure. We used $5.9 million to purchase equipment to support the growth of our business including the development of our own data center and the procurement of kiosks, the expansion of in-house resources to support our Web site solutions division including the rental of additional premises, and other general corporate purposes.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

     Our consolidated financial statements have been prepared in accordance with
Item 18 hereof.

ITEM 18.  FINANCIAL STATEMENTS.

     The following consolidated financial statements and related schedule, together with the report of Ernst &Young, LLP are filed as part of this Annual Report.

CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------
                                                                                                               PAGE
                                                                                                               ----
Report of Independent Auditors.............................................................................    F-1
Consolidated Balance Sheets as of December 31, 1999 and 2000...............................................    F-2
Consolidated Statements of Operations for the years ended December 31, 1998, 1999 and 2000.................    F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999
   and 2000................................................................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1999 and 2000.................    F-6
Notes to Consolidated Financial Statements.................................................................    F-7

FINANCIAL STATEMENT SCHEDULE
----------------------------
                                                                                                              PAGE
                                                                                                              ----
Schedule II - Valuation and Qualifying Accounts for the years ended December 31,
1998, 1999 and 2000.......................................................................................     S-1

ITEM 19.  EXHIBITS.
1.1            Articles of  Association  of TPN  Holdings plc  (incorporated  by reference from Exhibit 3.1 to Registration  Statement on Form F-1
               (File No. 333-72075) filed by TPN Holdings plc).
1.2            Memorandum of  Association of TPN Holdings plc  (incorporated  by reference from Exhibit 3.2 to Registration  Statement on Form F-1
               (File No. 333-72075) filed by TPN Holdings plc).
1.3*           Certificate   of   Incorporation   on   Change   of   Name   from
               TownPagesNet.com plc to TPN Holdings plc.
2.1*           Specimen Form of American Depository Receipts.
2.2*           Specimen Form of Ordinary Share Certificate.
3.1*           Shareholders  Agreement  by and among  TPN  Holdings  plc  (f/k/a
               TownPagesNet.com  plc), Squash Limited and  UKPropertyChannel.com
               Limited, dated February 28, 2001, with respect to the outstanding share capital of UKPropertyChannel.com Limited.
4.1*           Form of  Collective  Net  Overdraft  Facility  by and  among  TPN
               Holdings plc (f/k/a  TownPagesNet.com  plc),  Avatar  Interactive
               Limited and HSBC Bank plc, dated December 14, 2000.
4.2*           Form of Management Agency Agreement by and among TPN Holdings plc
               (f/k/a  TownPagesNet.com  plc),  Heritage  Great  Britain plc and
               Robert Bradshaw, dated April 2000.
4.3*           Form of Employment Agreement by and among TPN Holdings plc (f/k/a
               TownPagesNet.com plc) and Richard Walker, dated July 27, 1999.
4.4            Agreement  for the  Acquisition  of  BuyersGuide  Limited,  dated
               October  1,  1999,   by  and
               among TPN Holdings plc (f/k/a TownPagesNet.com plc), John Bowden and Lucy Bowden (incorporated by reference from Exhibit 4.1 to Report of Foreign Private Issuer on Form 6-K for the month of December 1999, filed on March 28, 2000).

4.5 Agreement for the Acquisition of Morbria Limited, dated September 24, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), Glen UK Holdings Limited and Robert Dillon (incorporated by reference from Exhibit 4.1 to Report of Foreign

               Private Issuer on Form 6-K for the month ended December 1999, filed on January 27, 2000).
4.6 Agreement and Plan of Merger, dated September 9, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), Rasmussen Acquisition Corp. and Research Sales, Inc. (incorporated by reference from Exhibit 4.1 to Report of Foreign Private Issuer on Form 6-K for the month ended December 1999, filed on January 27,
               2000).

4.7 Agreement for the Acquisition of WWW.CO.UK Limited, Summerfields Publishing Limited and the Platinum Club Limited, dated July 19, 1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), and HCC Holdings Limited (incorporated by reference from Exhibit
               4.1 to Report of Foreign Private Issuer on Form 6-K for the month ended July 1999, filed on August 11, 1999).

4.8            Employment  Agreement  dated July 19, 1999  between  Summerfields
               Publishing Limited and Jeffrey Spector (incorporated by reference from Exhibit 4.2 to Report of Foreign  Private Issuer on Form 6-K
               for the month ended July 1999, filed on August 11, 1999).
4.9*           Sale and Purchase  Agreement,  dated  September  7, 2000,  by and among The Graphic Palette Company (Manchester) Limited, Cornbrook
               Precision  Colour  Limited  (now known as 24.7  Colour  Limited),
               David Mantel, Jane Mantel and Morbria Limited.
4.10           Form   of    Agreement    between   TPN   Holdings   plc   (f/k/a
               TownPagesNet.com plc) and Viscount Edward James Wingfield Lifford
               (incorporated  by reference  from  Exhibit  10.6 to  Registration
               Statement   on  Form   F-1   (File   No.   333-72075)   filed  by
               TownPagesNet.com plc).
4.11           Form   of    Agreement    between   TPN   Holdings   plc   (f/k/a
               TownPagesNet.com  plc) and each non-executive member of the board of  directors  (incorporated  by  reference  from Exhibit 10.5 to
               Registration  Statement on Form F-1 (File No. 333-72075) filed by
               TPN Holdings plc (f/k/a TownPagesNet.com plc)).
4.12           1998 Executive Share Option Plan  (incorporated by reference from
               Exhibit  10.1 to  Registration  Statement  on Form F-1  (File No.
               333-72075)  filed by TPN  Holdings  plc  (f/k/a  TownPagesNet.com plc)).
8.1*           Subsidiaries of TPN Holdings plc.
------------------
* Filed herewith.

                  REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
                  ---------------------------------------------

To The Board of Directors and Stockholders of TPN Holdings plc

We have audited the accompanying consolidated balance sheets of TPN Holdings plc as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TPN Holdings plc at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for the each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1, the 1999 financial statements have been restated to reflect a loan, related to shares issued as consideration for an acquisition, as a component of shareholders' equity.

The accompanying financial statements have been prepared assuming that TPN Holdings plc will continue as a going concern. The Company has a consolidated net working capital deficit of (pound)2,163,645 and has incurred recurring losses from operations. As described in more detail in Note 1, there is no certainty that the Company's bank financing facility will continue beyond September 2001. Also as explained in Note 1, the Company is dependent on the proceeds of the sale of investments and significant increases in revenue. There is no certainty that these investment sales or increases in revenue can be achieved either at all or at an amount sufficient to meet the Company's cash requirements. For these reasons, the Company's available cash, cash equivalents and short-term investments may be insufficient to fund operations for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

                                                            ERNST & YOUNG LLP
                                                            /s/Ernst & Young LLP

Reading, England

July 30, 2001

                                TPN HOLDINGS PLC
                         (formerly TOWNPAGESNET.COM PLC)
                           CONSOLIDATED BALANCE SHEETS


                                                                                   December 31,                  December 31,
                                                                       ------------------------------------
                                                                             1999               2000                2000
                                                                         As Restated
                                                                       ----------------    ----------------    ----------------
                                                                             Amounts in pounds sterling         Amounts in U.S.
                                                                                                               Dollars (Note 1)
                                                                       ------------------------------------    ----------------
ASSETS:
Current Assets:
        Cash and cash equivalents                                        (pound)647,035    (pound)4,197,955          $6,269,646
        Accounts receivable, net of allowances for doubtful                   5,355,865           2,088,001           3,118,430
        accounts of(pound)530,565 - 1999 and
        (pound)1,429,151 - 2000
        Receivable from related party                                         5,542,477              16,971              25,346
        Other receivables                                                       274,225              32,276              48,204
        Loan receivable                                                         247,000                  --                  --
        Marketable securities available for sale                                     --             802,111           1,197,953
        Loan receivable related parties                                              --           1,886,156           2,816,974
        Prepaid expenses                                                        127,116             184,062             274,896
        Other current assets                                                    215,500             255,668             381,841
                                                                       ----------------    ----------------    ----------------
        Total current assets                                                 12,409,218           9,463,200          14,133,290

Equipment and fixtures
        Motor Vehicles                                                          169,025             197,407             294,827
        Computer equipment                                                    1,160,328           1,317,172           1,967,196
        Furniture and fixtures                                                  249,436             507,605             758,107
        Equipment                                                             1,932,077           3,043,250           4,545,093
                                                                       ----------------    ----------------    ----------------
                                                                              3,510,866           5,065,434           7,565,223
        Less: Accumulated depreciation                                        1,105,333           1,711,030           2,555,424
                                                                       ----------------    ----------------    ----------------
                                                                              2,405,533           3,354,404           5,009,799
Intangible assets, net of accumulated amortization of
(pound)3,158,027                                                             12,771,196           8,654,823          12,925,977
                                                                       ----------------    ----------------    ----------------
                                                                      (pound)27,585,947   (pound)21,472,427         $32,069,066
                                                                       ================    ================    ================


LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY):

Current Liabilities:
        Book overdraft                                                   (pound)299,749    (pound)2,534,738          $3,785,630
        Accounts payable                                                      2,638,837           1,649,969           2,464,229
        Accounts payable to related parties                                          --           2,400,000           3,584,400
        Accrued expenses and other liabilities                                  767,379             613,815             916,733
        Accrued interest                                                             --              97,036             144,923
        Taxes and social security payable                                       448,177             372,489             556,312
        Deferred income                                                       3,431,866           2,631,076           3,929,511
        Current portion of obligations under capital lease                      139,414             457,468             683,229
        Amounts payable under Web site design agreements                      1,284,821                  --                  --
        Other creditors                                                              --             870,254           1,299,724
                                                                       ----------------    ----------------    ----------------
        Total current liabilities:                                            9,010,243          11,626,845          17,364,691


                                TPN HOLDINGS PLC
                         (formerly TOWNPAGESNET.COM PLC)
                           CONSOLIDATED BALANCE SHEETS


                                                                                   December 31,                  December 31,
                                                                       ------------------------------------
                                                                             1999               2000                2000
                                                                         As Restated
                                                                       ----------------    ----------------    ----------------
                                                                             Amounts in pounds sterling         Amounts in U.S.
                                                                                                               Dollars (Note 1)
                                                                       ------------------------------------    ----------------


Deferred income, long term portion                                              994,073             394,779             589,602
Long term portion of obligations under capital lease                            102,849           1,022,032           1,526,403
Deferred taxation                                                                    --              42,663              63,717
Minority interests                                                               96,734              45,306              67,665

Commitments

STOCKHOLDERS EQUITY (NET CAPITAL DEFICIENCY)
9% Series A redeemable  convertible
preferred stock (pound)1 par value, 5,000,000
Shares authorized,  850,000 issued and
outstanding at December 31, 1999 and 2000,
respectively                                                                    850,000             850,000           1,269,475

Ordinary shares:
(pound)0.01 par value; 20,000,000 shares authorized,
9,583,936 and 10,033,009 issued and outstanding
at December 31, 1999 and 2000, respectively                                      95,840             100,330             149,844
Additional Paid-In Capital                                                   21,183,537          20,356,577          30,402,548
Loan receivable related to shares issued on an acquisition                   (1,275,000)                 --                  --
Accumulated other comprehensive loss                                                 --            (710,265)         (1,060,781)
Accumulated deficit                                                          (3,472,329)        (12,255,840)        (18,304,098)
                                                                       ----------------    ----------------    ----------------



        Total shareholders' equity                                           17,382,048           8,340,802          12,456,988
                                                                       ----------------    ----------------    ----------------

                                                                      (pound)27,585,947   (pound)21,472,427         $32,069,066
                                                                       ================    ================    ================



                             See accompanying notes

                                TPN HOLDINGS PLC
                         (formerly TOWNPAGESNET.COM PLC)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      Year ended December 31,
                                           --------------------------------------------------------------------------------
                                                 1998                 1999                 2000                 2000
                                           -----------------   ------------------   ------------------   ------------------
                                                                Amounts in pounds sterling                 Amounts in U.S.
                                                                                                           Dollars (Note 1)
                                           ------------------------------------------------------------  ------------------
Revenues:
 Advertising revenues                         (pound)40,839     (pound)1,312,561     (pound)4,400,490           $6,572,131
 Contract revenues and other                        919,522            2,050,043            1,386,871            2,071,292
 Contract revenues from related parties             159,742            3,885,242            1,152,163            1,720,755
                                           -----------------   ------------------   ------------------ --------------------
 Total revenues                                   1,120,103            7,247,846            6,939,524           10,364,178

Cost of revenues:
 Maintenance and hosting costs                      179,776            1,388,408            1,410,387            2,106,413
 Cost of contract revenues and other                563,854            2,057,296            1,942,089            2,900,510
 Advertising and commission costs                        --            1,203,613            4,028,089            6,015,951
                                           -----------------   ------------------   ------------------ --------------------
 Total cost of revenues                             743,630            4,649,317            7,380,565           11,022,874

Gross profit  (loss)                                376,473            2,598,529             (441,041)            (658,696)

Operating expenses:
 Sales and marketing                                351,633            1,028,005              416,319              621,893
 Research and development                            67,910               77,371              542,553              810,302
 General and administrative                         715,168            2,565,396            6,486,720            9,687,913
 Depreciation                                        42,022              257,905            1,070,205            1,598,351
 Amortization                                            --              830,701            3,069,092            4,583,690
 Goodwill written off                                    --                   --            1,631,965            2,437,340
                                           -----------------   ------------------   ------------------ --------------------
   Total operating expenses                       1,176,733            4,759,378           13,216,934           19,739,489

Loss from operations                               (800,260)          (2,160,849)         (13,657,975)         (20,398,185)

Interest expense                                    (91,385)             (76,048)            (148,220)            (221,366)
Interest income                                       1,500              190,043               48,699               72,732

Other income                                         18,049                4,195               13,452               20,091
Provision against loan receivable                        --                   --             (307,000)            (458,505)
Gain on sale of investment                               --                   --            5,139,404            7,675,700
Foreign Exchange Gain                                    --              163,653               37,381               55,829
Minority Interests                                       --              (69,959)              42,807               63,932
                                           -----------------   ------------------   ------------------ --------------------
Loss before income taxes                           (872,096)          (1,948,965)          (8,831,452)         (13,189,772)

Provision for income taxes                               --              108,669              (66,006)             (98,580)

                                           -----------------   ------------------   ------------------ --------------------
Net loss                                    (pound)(872,096)   (pound)(2,057,634)   (pound)(8,765,446)        $(13,091,192)
                                           =================   ==================   ================== ====================

Basic and diluted net loss per share           (pound)(0.17)        (pound)(0.29)        (pound)(0.89)              $(1.33)
                                           =================   ==================   ================== ====================

Shares used in computing basic and
diluted net loss per share                        5,000,000            7,111,075            9,816,405            9,816,405
                                           =================   ==================   ================== ====================

                             See accompanying notes

                                TPN HOLDINGS PLC
                         (FORMERLY TOWNPAGESNET.COM PLC)
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY

                                                 PREFERENCE SHARES            ORDINARY SHARES
                                            --------------------------   -------------------------     ADDITIONAL
                                            NUMBER OF                     NUMBER OF                      PAID-IN
                                             SHARES        AMOUNT          SHARES       AMOUNT           CAPITAL
                                            ---------  ---------------   ----------  -------------  -----------------
                                                                               Amounts in pounds sterling

                                            ---------------------------------------------------------------------------
Balance at January 1, 1997                          -   (pound)      -    5,000,000  (pound)50,000     (pound)122,500

Net loss                                            -                -            -              -                  -
                                            ---------  ---------------   ----------  -------------  -----------------
Balance at December 31, 1997                        -                -    5,000,000         50,000            122,500

Net loss                                            -                -            -              -                  -
                                            ---------  ---------------   ----------  -------------  -----------------
Balance at December 31, 1998                        -                -    5,000,000         50,000            122,500

Issuance of shares in respect of IPO                -                -    2,200,000         22,000         10,686,677

Issuance of shares in respect of
acquisitions                                        -                -    2,383,936         23,840         10,374,360

Issuance of Series A preferred stock          850,000          850,000            -              -                  -

Loan Receivable                                     -                -            -              -                  -

Net loss                                            -                -            -              -                  -

Dividends paid to minority
shareholders                                        -                -            -              -                  -
                                            ---------  ---------------   ----------  -------------  -----------------
Balance at December 31, 1999                  850,000  (pound) 850,000    9,583,936  (pound)95,840  (pound)21,183,537

Issuance of shares in respect of
acquisitions                                        -                -       25,141            251             14,884

Issuance of shares in respect of
earnout                                             -                -      423,932          4,239            433,156

Provision Against Loan Receivable                   -                -            -              -        (1,275,000)

Net loss                                            -                -            -              -                  -

Foreign Currency Translation                        -                -            -              -                  -

Unrealized loss on marketable
securities available for sale                       -                -            -              -                  -

Comprehensive Loss                                  -                -            -              -                  -

Dividends paid to minority
shareholders                                        -                -            -              -                  -

                                            ---------  ---------------   ----------  --------------- -----------------
Balance at December 31, 2000                  850,000  (pound)850,000    10,033,009  (pound)100,330  (pound)20,356,577
                                            =========  ===============   ==========  ==============  =================

                                     LOAN RECEIVABLE
                                          RELATED                               ACCUMULATED            TOTAL
                                     TO SHARES ISSUED       ACCUMULATED            OTHER           SHAREHOLDERS
                                     ON AN ACQUISITION        DEFICIT        COMPREHENSIVE LOSS        EQUITY            TOTAL
                                     ------------------  -------------------  ----------------   -----------------  ---------------
                                                                                                                    AMOUNTS IN U.S.
                                                                                                                    DOLLARS (NOTE 1)
                                                                                                                    ----------------
                                     -----------------------------------------------------------------------------
Balance at January 1, 1997           (pound)          -     (pound)(174,961) (pound)         -      (pound)(2,461)  $       (3,675)

Net loss                                              -            (346,564)                 -           (346,564)        (517,593)
                                     ------------------  -------------------  ----------------   -----------------  ---------------
Balance at December 31, 1997                                       (521,525)                 -           (349,025)        (521,268)

Net loss                                              -            (872,096)                 -           (872,096)      (1,302,475)
                                     ------------------  -------------------  ----------------   -----------------  ---------------
Balance at December 31, 1998                          -          (1,393,621)                 -         (1,221,121)      (1,823,743)

Issuance of shares in respect of IPO                  -                    -                            10,708,677       15,993,409

Issuance of shares in report of
acquisitions                                          -                    -                 -          10,398,200       15,529,711

Issuance of Series A preferred stock                  -                    -                 -             850,000        1,269,475

Loan Receivable                             (1,275,000)                    -                 -         (1,275,000)      (1,904,213)

Net loss                                              -          (2,057,634)                 -         (2,057,634)      (3,073,076)

Dividends paid to minority
shareholders                                          -             (21,074)                 -            (21,074)         (31,474)
                                     ------------------  -------------------  ----------------   -----------------  ---------------
Balance at December 31, 1999         (pound)(1,275,000)   (pound)(3,472,329)                 -   (pound)17,382,048  $    25,960,089

Issuance of shares in respect of
acquisitions                                          -                    -                 -              15,135           22,604

Issuance of shares in respect of
earnout                                               -                    -                 -             437,395          653,248

Provision Against Loan Receivable             1,275,000                    -                 -                   -                -

Net loss                                              -          (8,765,446)                 -         (8,765,446)     (13,091,192)

Foreign Currency Translation                          -                    -           (3,230)             (3,230)          (4,824)

Unrealized loss on marketable
securities available for sale                         -                    -         (707,035)           (707,035)      (1,055,957)
                                                                                                 -----------------  ---------------

Comprehensive Loss                                    -                    -                 -         (9,475,711)     (14,151,973)

Dividends paid to minority
shareholders                                          -             (18,065)                 -            (18,065)         (26,980)

Balance at December 31, 2000         (pound)          -  (pound)(12,255,840)  (pound)(710,265)           8,340,802  $    12,456,988
                                     ==================  ===================  ================   =================  ===============

                                TPN HOLDINGS PLC
                         (formerly TOWNPAGESNET.COM PLC)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year Ended December 31,
                                                   --------------------------------------------------------------------------------
                                                           1998                1999                  2000                   2000
                                                   -----------------------------------------------------------------
                                                                          Amounts in pounds sterling                     Amounts in
                                                                                                                        U.S. Dollars
                                                                                                                          (Note 1)
                                                   -----------------------------------------------------------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                            (pound)(872,096)    (pound)(2,057,634)    (pound)(8,765,446)     $(13,091,192)
 Adjustments to reconcile net loss to net cash
 provided by operating activities:

  Depreciation                                                 42,022               257,905             1,070,205        1,598,351
  Amortization of goodwill                                         --               830,701             3,069,092        4,583,690
  Goodwill written off                                             --                    --             1,631,965        2,437,340
  Provision against loan receivable                                --                    --               307,000          458,505
 Gain on sale of investment                                        --                    --            (5,139,404)      (7,675,700)

Changes in operating assets and liabilities:

  Accounts receivable                                        (590,350)           (2,950,278)            3,638,718        5,434,424
  Receivable from related party                              (235,000)           (5,307,477)            3,409,899        5,092,684
  Unbilled receivables                                       (422,872)              422,872                    --               --
  Other receivables                                             3,285              (272,525)              242,098          361,574
  Prepaid expenses and other current assets                  (223,313)              433,728               (41,500)         (61,980)
  Accounts payable                                            211,174             1,269,722            (1,255,889)      (1,875,670)
  Accrued expenses and other liabilities                      111,280                (2,544)              143,557          214,401
  Accrued interest                                             86,215               (84,203)                   --               --
  Taxes and social security payable                            35,442               144,523               (50,601)         (75,573)
  Deferred income                                             228,244             3,092,503            (1,400,084)      (2,091,026)
  Amounts payable under Web site design agreements            411,969               872,852            (1,284,821)      (1,918,880)
                                                   --------------------------------------------------------------------------------
Net cash used in operating activities                      (1,214,000)           (3,349,855)           (4,425,211)      (6,609,052)
                                                   --------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchases of equipment and fixtures                        (148,266)             (720,504)           (1,930,456)      (2,883,136)
  Purchase of subsidiaries                                         --            (1,740,872)               (8,052)         (12,025)
  Proceeds from sale of tangible fixed assets                      --                    --                26,375           39,391
  Payment of earnout                                               --                    --              (250,000)        (373,375)
                                                   --------------------------------------------------------------------------------
Net cash provided (used in) by investing
activities                                                   (148,266)           (2,461,376)           (2,162,133)      (3,229,145)
                                                   --------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from debenture loan from shareholder             1,383,266               767,854                    --               --
  Repayment of debenture loan from shareholder                     --            (1,600,044)                   --               --
  Proceeds from overdraft facility                                 --                    --             2,206,599        3,295,555
  Repayment of acquired overdrafts                                 --            (2,055,387)                   --               --
  Short term loan from related party                               --                    --             2,400,000        3,584,400
  Proceeds from sale of shares in subsidiary                       --                    --             4,386,563        6,551,332
  Net proceeds from issuance of ordinary shares                    --            10,708,677                    --               --
  Issuance of note receivable                                      --            (1,522,000)                   --               --
  Dividends paid                                                   --               (21,074)                   --               --
  Proceeds from sale and leaseback of
    equipment under capital leases                                 --               102,135             1,277,963        1,908,637
  Payments on capital lease obligations                            --               (25,722)             (104,471)        (156,027)
  Dividends paid to (contributions from)
    minority interest                                              --                69,959               (28,390)         (42,400)
                                                    --------------------------------------------------------------------------------
Net cash provided by financing activities                   1,383,266             6,424,398            10,138,264       15,141,497
                                                   --------------------------------------------------------------------------------
Net increase in cash and cash equivalents                      21,000               613,167             3,550,920        5,303,300
Cash and cash equivalents at the beginning
of the period                                                  12,868                33,868               647,035          966,346
                                                   --------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period      (pound)33,868        (pound)647,035      (pound)4,197,955       $6,269,646
                                                   ================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
  Interest paid                                             (pound) -        (pound)106,203         (pound)90,502         $135,165
                                                   ================================================================================

                             See accompanying notes

                                TPN HOLDINGS PLC
                        (FORMERLY TOWNPAGESNET.COM PLC)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
DESCRIPTION OF BUSINESS AND GOING CONCERN CONSIDERATIONS

      TPN Holdings plc (the "Company") operates, through subsidiaries, a number of diverse businesses principally specializing in the provision of new media and advertising related services to both businesses and consumers. The Company also offers a fully integrated development program enabling larger businesses to enter the e-commerce marketplace on the Internet. The Company's name was changed to TownPagesNet.com plc in April 1999 and further changed to TPN Holdings plc in March 2001.

      On July 24, 2000, a subsidiary, BuyersGuide plc, was admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the public offering of its ordinary shares pursuant to which it realized net proceeds of approximately (pound)4.4 million ($6.6 million) from institutions at an offering price of (pound)0.29 ($0.43). As a result of undertakings given in the offer document, the proceeds of the offering are to be retained for investment within BuyersGuide. Its cash balance of (pound)4.1 million ($6.2 million) at December 31, 2000 is therefore restricted for use within BuyersGuide and the Company does not have access to these funds.

      At December 31, 2000, the Company had incurred recurring consolidated net losses and, as of that date, had a consolidated accumulated deficit of approximately (pound)12.3 million (approximately $18.3 million) and a consolidated working capital deficiency of approximately (pound)2.2 million (approximately $3.2 million).

      The accompanying financial statements have been prepared assuming that the Company continues as a going concern. Management's planned expenditure, net of revenue, for the next twelve months exceeds current cash, cash equivalents and short-term investments. Included in Management's plans is significant growth in revenue to be generated by a subsidiary over the next twelve months. Management believes that this is achievable. In the event that this growth does not materialize, Management will implement further cost cutting measures.

      The Company is actively pursuing the outright sale of one of its subsidiaries, and is in the early stages of negotiation with various parties. Management is seeking to complete the sale of the subsidiary early in the fourth quarter of 2001. The Company is also planning to secure additional funds through the phased realization of its investment in another subsidiary. Management anticipates undertaking this realization during the period from the fourth quarter of 2001 to the second quarter of 2002. In addition certain of the Company's subsidiaries were significantly restructured, both during the year ended December 31, 2000 and since the year end. The Company is reliant on a committed bank facility provided by HSBC Bank plc ("HSBC"), and has received written confirmation from HSBC that the Company can continue to utilize this facility up to (pound)5.2 million ($7.8 million) until September 30, 2001. At the present time the facility is substantially utilized. There can be no assurance that this facility will be renewed or that additional funds will be made available under this facility.

      Substantial doubt exists about the Company's ability to continue as a going concern and there can be no assurance that the Company will be able to raise any additional funds as described above or that the Company's currently available funding will remain available to them. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

      If the Company is unsuccessful in securing additional funding through the sources described above it will take further action to reduce its spending. In doing so, Management may consider more substantial restructuring options, including the closure of some or all of its subsidiaries. These actions would have material adverse effects on the Company's business, results of operations and prospects.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

     In December 1998, the Company acquired Avatar Interactive Limited in a transaction accounted for as a reorganization of companies under common control in a manner similar to pooling of interests. The transaction was effected by means of a share exchange whereby each share of Avatar Interactive Limited's ordinary stock was converted into approximately 66.208 ordinary shares of the Company.

     The financial statements expressed in pounds sterling as of December 31, 2000 have been translated into United States Dollars, solely for the convenience of the reader, at the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York of
(pound)1.00 = $1.4935. These translations should not be construed as representations that the pound sterling amounts actually represent U.S. dollar amounts or that they could be converted into U.S. dollars at this rate indicated or at any other rate.

RESTATEMENT

     In connection with the acquisition of the WWW Group (see Note 2), the Company issued a loan of (pound)1,275,000 to the majority shareholder of the WWW Group. Because this loan was repayable only from proceeds from the sale of shares issued as consideration for the acquisition, this loan is effectively a guaranteed minimum value for such shares. This loan receivable was previously recorded as an asset. Accordingly, the 1999 financial statements have been restated to reflect this loan receivable as a component of shareholders' equity. The restatement resulted in a decrease in shareholders' equity of (pound)1,275,000 but had no effect on the net loss for the year ended December 31, 1999.

USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Some of the Company's contract revenues are derived from services performed under development contracts for the design, coordination, and integration of the customer's content and links into the TownPages directory. Revenues for these services are recognized as the service is performed.

     Revenues from Web site design agreements are recognized using the percentage of completion method where reliable estimates of costs to complete the contracts are available. If reliable estimates of costs to complete are not available, the completed contract method is used.

     The Company's advertising revenues are derived principally from long-term advertising contracts which are recognized ratably over the term of the contract.

     Hosting revenues are recognized ratably over the term of the hosting period, which is generally one year.

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

   Motor vehicles            4 years reducing balance or 4 years straight line

   Computer equipment        3 to 10 years straight line

   Furniture and Fixtures    4 to 10 years reducing balance or 4 to 10 years
                             straight line

   Equipment                 2 to 10 years straight line

     Assets held under capital leases are capitalized and are amortized over the lesser of the useful life of the asset or the lease term. Amortization of these assets is included with depreciation of owned assets. Property and equipment financed under capital leases and related accumulated amortization was (pound)1,813,966 and (pound)500,961 respectively at December 31, 2000. Property and equipment financed under capital leases and related accumulated amortization was (pound)290,222 and (pound)63,401 respectively at December 31, 1999.

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

PENSION PLAN

     The Company sponsors defined contribution pension plans for the benefit of directors and employees. The pension charge represents the amounts payable by the Company to the plans. All employees are eligible to join the plan and can make contributions into the plan. The Company contributes into the plans per the discretion of the board of directors. Con-tributions for all plans for the years ended December 31, 2000, 1999 and 1998 were (pound)68,476, (pound)41,461 and (pound)19,327, respectively.

RESEARCH AND DEVELOPMENT

     All research and development expenses are charged to operations as incurred.

ADVERTISING

     Costs related to advertising are expensed as incurred. Advertising expense for the years ended December 31, 2000, 1999 and 1998 was (pound)19,398, (pound)66,187 and (pound)44,861, respectively.

GOODWILL

     The Company amortizes goodwill from the acquisitions of its subsidiaries on a straight line basis over its estimated economic useful life of five years.

     The Company operates in a highly technological industry with relatively low entry market barriers. Due to the fast moving nature of the Internet market, the Company does not believe that goodwill will have a useful economic life of more than five years. The carrying amount of goodwill is reviewed on a regular basis for indicators of impairment. Indicators of impairment include reduced levels of revenue in the businesses and a reduction in the utilization of the current web network. Should indicators of impairment exist, such impairment will be reviewed through the examination of future discounted cash flows.

     The  Company  has  evaluated  its  long-lived  assets  including  goodwill.
Expected relationships with strategic partners and the consequent revenue streams from our Research Sales Inc., subsidiary have not been forthcoming and we have therefore assessed that goodwill has been impaired. Based on the Company's analysis of Research Sales, Inc., and the conclusion that there is a high risk that revenues will not now develop quickly enough, it was decided to write off (pound)1,631,965 ($2,437,340), being the book value of this investment as at December 31, 2000.

FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of the Company's United States subsidiary are translated at year-end rates and income and expenses are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period have been reported as other comprehensive loss in shareholders' equity.

     Exchange gains and losses arising from foreign currency transactions for the years ended December 31, 2000 and 1999 were (pound)37,381 and (pound)163,653, respectively. There was no foreign exchange gain or loss for the year ended December 31, 1998. To date the Company has not entered into any foreign currency forward exchange contracts or other such derivative instruments.

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

                                                                            Year ended December
                                                                            ===================
                                                                   1998                1999               2000
                                                                   ----                ----               ----
Net loss                                                      (pound)(872,096) (pound) (2,057,634)  (pound)(8,765,446)
                                                            =================   =================   =================

Weighted average shares outstanding                                 5,000,000           7,111,075           9,816,405
Effect of dilutive securities-employee stock options                       --                  --                  --
Shares used to compute basic and diluted
net loss per share                                                  5,000,000           7,111,075           9,816,405
                                                            =================   =================   =================


Basic and diluted net loss per share                            (pound)(0.17)       (pound)(0.29)       (pound)(0.89)
                                                            =================   =================   =================

COMPREHENSIVE LOSS

     Under SFAS No. 130, Reporting Comprehensive Income, foreign currency translation adjustments and unrealized losses on marketable securities available for sale are included in other comprehensive loss.

     The following are the components of comprehensive loss:

Year ended December 31, (in thousands)               1998                   1999                    2000
                                              --------------------    -----------------     ----------------------

Net loss                                              (pound)(872)       (pound)(2,058)             (pound)(8,765)

Foreign currency translation adjustments                        -                    -                        (3)

Unrealized  loss  on  marketable  securities                    -                    -                      (707)
available for sale
                                             --------------------    -----------------     ----------------------
Total comprehensive loss                              (pound)(872)       (pound)(2,058)             (pound)(9,745)
                                             --------------------    -----------------     ----------------------

No income tax effect has been recorded related to the comprehensive loss due to the doubt about the realizability of the related deferred tax assets.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, which has not yet been adopted by the Company. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for fiscal years beginning after June 15, 2000. This standard requires all derivatives to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for the changes in the fair values of derivatives depending upon their intended use and resulting designation. It supercedes or amends the existing standards which deal with hedge accounting and derivatives. The Company has reviewed the effects of this standard and does not expect that adopting this standard will have a material effect on its financial statements.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in a decrease in net loss of (pound)3.0 million ((pound)0.30 per share) in the year ended December 31, 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earning and financial position of the Company.

2.   BUSINESS COMBINATIONS AND ACQUISITIONS

ACQUISITION OF WWW GROUP

     On July 19, 1999, the Company completed the acquisition of four companies, WWW.CO.UK Limited, Summerfields Publishing Limited, The Platinum Club Limited, and Feature Boards Limited, all corporations under common control and organized under the laws of England and Wales (collectively referred to as "WWW"). WWW provides advertising management and optimization services to advertisers and agencies in both print media and through the Internet from locations in the United Kingdom. Under the trading name 'Cinemas Online,' WWW is an Internet provider of cinema information in England and Ireland. In connection with the acquisition, in exchange for all the outstanding capital stock of the four companies of WWW, the Company paid (pound)1.5 million in cash (approximately U.S.$2.2 million) and issued 488,281 ordinary shares, valued at (pound)2.5 million (approximately U.S.$3.7 million), based on U.S.$8.00 per share calculated in accordance with EITF 95-19.

     In connection with the acquisition of WWW, the Company has loaned the former majority shareholder of WWW (pound)1,275,000 (approximately U.S.$1.9 million) under a limited recourse promissory note which bears interest at 4% per annum. In addition, the Company was required to facilitate the sale of a portion of the shares issued as consideration within a specified placement period or provide an additional loan of (pound)225,000 (approximately $0.3 million) under a limited recourse promissory note which bears interest at 4% per annum. The additional loan was also provided because the sale of shares was not facilitated. The loans are due upon the vendor's sale of the ordinary shares of the Company, issued in connection with the acquisition. As of December 31, 2000, the balance due under such note including interest accrued was (pound)1,582,000. Since there is no guarantee that the loan will be fully repaid from proceeds received from the sale of the shares, we have established reserves for the full amount of this loan, plus the interest. As discussed in Note 1, the loan of (pound)1,275,000 is effectively a minimum guaranteed value for the shares issued as consideration and, therefore, the provision related to that loan has been accounted for as a capital transaction. The provision related to the loan of (pound)225,000 is a penalty for not fulfilling an obligation under the contract and is included in other expenses. The interest written off on both loans is included in other expenses.

     In addition, in accordance with the acquisition agreement the Company agreed to pay to the former owners of WWW, a maximum of (pound)250,000 within 90 days after the end of each of fiscal years ending December 31, 1999 and December 31, 2000 in the event that the aggregate turnover or sales revenues of WWW equals or exceeds (pound)2,139,000 and (pound)2,861,000 in fiscal years 1999 and 2000, respectively. The target for the year ended December 31, 1999 was met and the related contingent consideration was subsequently paid in March 2000. The target for the year ended December 31, 2000 was met. The related contingent consideration does not fall due for payment until 2001. The (pound)250,000 was recorded in goodwill and accrued expenses and other liabilities as at December 31, 2000.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)5.4 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of WWW are included in the accompanying statement of operations from the date of acquisition.

      As of December 31, 2000, we owned 10% of the outstanding share capital of UK Property Channel.com Limited, which operates www.ukpropertychannel.com, an Internet portal which lists real estate available for sale throughout England and Wales. In March 2001, we acquired an additional 60% of UK Property
Channel.com Limited. Upon completion of this acquisition, we owned 70% of the outstanding share capital stock of UK Property Channel.com Limited. The consideration consisted of amounts previously advanced for working capital of (pound)1,413,803 ($2,111,515).

ACQUISITION OF MORBRIA LIMITED

     On September 24, 1999, the Company consummated the acquisition of Morbria Limited, and its subsidiaries, The Graphic Palette Company (Manchester) Limited, Centrix Communications Limited and Review Marketing and Advertising Limited, all corporations organized under the laws of England and Wales (collectively referred to as "Morbria"). Morbria, through its subsidiaries, specializes in web site design and advertising services. In connection with the acquisition, in exchange for all the outstanding capital stock of Morbria Limited, the Company issued 857,972 ordinary shares, valued at approximately (pound)3.4 million
(approximately U.S.$5.1 million), based on a price of U.S.$6.50 per share, representing a 20% discount of the per share closing price of the ADSs on the American Stock Exchange on September 23, 1999. The share value was discounted due to the fact that the shares issued are restricted and the holders of these ordinary shares have no registration rights.

     On the date of acquisition, all of the subsidiaries were 100% owned with the exception of Centrix Communications Limited, which was 75% owned. The remaining 25% was owned by a director of Centrix Communications Limited, who was entitled to dividends in proportion to his ownership. On July 21, 2000, the Company agreed to purchase the remaining 25% minority shareholding in Centrix Communications Limited. In exchange for the 25% minority shareholding, the Company issued 11,359 ordinary shares, valued at (pound)15,000 (approximately U.S.$22,400), based on a price of U.S.$2 per share.

     In addition, the Company agreed to pay to the former owners of Morbria, a maximum of (pound)930,000 if the net revenues of Morbria for the year ended March 31, 2000 exceeded (pound)3,160,000. This target was not met. If the net revenues in the year ending March 31, 2001 exceed (pound)3,160,000, Town Pages is obligated to pay a sum equal to the amount by which net revenues exceed (pound)3,160,000 multiplied by a factor of 1.77. The contingent consideration will be satisfied by the issue of ordinary shares.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)3.7 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of Morbria are included in the accompanying statement of operations from the date of acquisition.

     On August 31, 2000, Morbria completed the acquisition of 75.01% of 24.7 Colour Limited, formerly known as Cornbrook Precision Colour (CPC) Limited, a sheetfed print company. As consideration for the acquisition of the 75.01% shareholding, Morbria infused (pound)222,000 ($332,000) worth of assets into
24.7 Colour. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)0.2 million ($0.3 million) in Morbria. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of 24.7 Colour are included in the accompanying statement of operations form the date of acquisition.

ACQUISITION OF BUYERSGUIDE LIMITED

     On October 1, 1999, the Company consummated the acquisition of BuyersGuide Limited, a corporation organized and existing under the laws of England and Wales ("BuyersGuide"). BuyersGuide publishes the Internet-based Local Authority & Public Service "Buyer's Guide." In connection with the acquisition, in exchange for all the outstanding capital stock of BuyersGuide, the Company issued 486,381 ordinary shares, valued at (pound)2.5 million (approximately U.S.$3.7 million), based on a price of U.S.$8.60, representing the average of the closing price per share of the ADSs on the American Stock Exchange on the five business days prior to the closing date of the acquisition.

     In addition, in accordance with the acquisition agreement, the Company agreed to pay to the former owners of BuyersGuide an amount equal to ten times the amount, if any, by which the pretax income of Buyers Guide for the 12 months ending March 31, 2000, exceeded (pound)250,000. Such Contingent Consideration payable in the form of TownPages shares, calculated at U.S.$8.60 per share. This contingent consideration was satisfied on July 5, 2000 by the issue of 423,932 TownPages ordinary shares valued at approximately (pound)437,000 (approximately $653,000). This amount was recorded in goodwill. In addition, there was a secondary earnout paid in cash of (pound)166,750, as sales invoices issued by Buyers Guide for the six months ended March 31, 2000 exceeded (pound)900,000. This was recorded in goodwill.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)2.96 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of BuyersGuide are included in the accompanying statement of operations from the date of acquisition.

     On July 24, 2000, BuyersGuide was admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the public offering of its ordinary shares pursuant to which it realized net proceeds of approximately (pound)4.4 million ($6.6 million) from institutions at an offering price of (pound)0.29 ($0.43). On the same date, the authorized capital of BuyersGuide was increased to 120,000,000 shares of which 87,250,000 shares were outstanding upon the closing of that offering. The Company recognized a gain of approximately (pound)5.1 million ($7.6 million) from this transaction.

ACQUISITION AND MERGER WITH RESEARCH SALES INC.

     On November 1, 1999, the Company consummated the merger of its newly-formed, wholly-owned subsidiary, Rasmussen Acquisition Corp., a Washington corporation, with and into Research Sales, Inc. (d/b/a Rasmussen Research), a Washington corporation ("Research Sales"). Research Sales is an Internet-based polling and market research firm. In connection with the merger, in exchange for all of the capital stock of Research Sales, the Company issued 551,302 ordinary shares, valued at approximately (pound)2.0 million (U.S.$3.0 million), based on the U.S.$ 6.00 per share closing price of the Company's ADSs on the American Stock Exchange on October 29, 1999.

     The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of approximately (pound)2.0 million. The goodwill is being amortized over a 5 year period on a straight line basis. The results of operations of Research Sales Inc. are included in the accompanying statement of operations from the date of acquisition.

      As at December 31, 2000, there was a net balance after accumulated amortization of (pound)1,631,965 ($2,437,340) arising from goodwill relating to Research Sales, Inc. Management believes that there has been significant impairment and has therefore written this balance off in full at that date.

     An analysis of the allocation of the purchase prices of the acquisitions is as follows:

                                                    -----------     ------------     ---------    --------      --------
                                                                                       Buyers     Research
                                                          WWW         Morbria          Guide        Sales        24.7
                                                    -----------     ------------     ---------    --------      --------
(IN THOUSANDS)

Fair value of assets Acquired                       (pound)(769)    (pound)(384)     (pound)30    (pound)82     (pound)2
Goodwill                                                  5,359           3,835          2,962        1,998          233
                                                    -----------     ------------     ---------    --------      --------
Total purchase Price                               (pound)4,590    (pound)3,451   (pound)2,992 (pound)2,080   (pound)235
                                                    -----------     ------------     ---------    --------      --------

PRO FORMA EFFECT OF ACQUISITIONS


     The unaudited pro forma effect of the acquisitions set forth above, assuming each of the acquisitions was consummated at the beginning of the respective year of acquisition and the immediately preceding year is as follows:

                                            YEARS ENDED DECEMBER 31,
                                         1999                      2000
                              --------------------     ----------------------
Revenues                      (pound)  11,298,731      (pound)     7,958,521
Net loss                      (pound)  (4,305,402)     (pound)    (8,794,202)
Net loss per share            (pound)       (0.60)     (pound)         (0.90)



3.   BORROWING ARRANGEMENTS

      The Company and its subsidiaries finance working capital in part through a committed bank facility of (pound)2.5 million ($3.7 million). As of December 31, 2000, the amount outstanding under this facility was (pound)2,329,504 ($3,479,114). On March 30, 2001, HSBC agreed to increase the borrowing availability under the facility to (pound)4.0 million ($6.0 million). In July 2001, HSBC further increased the facility to (pound)5.2 million ($7.8 million) until September 30, 2001. This facility is provided by HSBC Bank plc (HSBC). The facility bears interest at a rate of 2% over the prevailing HSBC base rate. Security given against the facility was as follows: an unlimited multilateral Company guarantee given by each subsidiary to secure all liabilities of each other; a debenture including fixed equitable charge over all present and freehold and leasehold property; 56,914,500 Ordinary Shares of 0.1p each of BuyersGuide plc first Legal Charge given by Buyersguide Holdings Limited; a memorandum of deposit by TownPagesNet.com plc over the Ordinary Shares it holds in each subsidiary. The Company also has an uncommitted bank facility of (pound)200,000. This facility bears interest at a rate of 2.5% over the prevailing U.K. base rate and is collateralized on a debenture giving a fixed and floating charge on all assets of Graphic Palette (Manchester) Limited, a wholly-owned subsidiary within the Morbria group.

4.   RELATED PARTY TRANSACTIONS

     Prior  to  our  initial  public  offering  in May  1999,  we  financed  our operations primarily through a discretionary secured operating line of credit from Glen Investments Limited. Glen Investments Limited is a company wholly-owned by Kevin R. Leech, a director of our company who is, through his other affiliates Glen UK Holdings Limited and Milner Laboratories Limited, the beneficial owner of approximately 26.1% of our outstanding ordinary shares. Upon completion of the offering, we converted (pound)850,000 ($1,269,475) we owed to Glen Investments into 850,000 of our Series A preferred shares, which have priority over our ordinary shares with respect to dividend and liquidation rights and are convertible into ordinary shares at 120% of the initial public offering price per ADS, commencing on May 5, 2000. The (pound)1.6 million ($2.3 million) balance of the indebtedness owed to a Glen Investments affiliate was repaid from the net proceeds of our initial public offering.

     As at December 31, 2000, we had received a working capital loan of (pound)2,400,000 ($3,584,400) from Kevin R. Leech, of which the entire amount was outstanding as of December 31, 2000. The loan bears interest at 2% above the U.K. base rate, which was 6% per annum as at December 31, 2000, and is repayable on the earlier of January 5, 2002 or our receipt of the net proceeds from the realization of any of our investments.

     Both prior to and subsequent to completion of our initial public offering, our company has sold significant services to and purchased certain goods and services from certain subsidiaries of Glen Investments as well as ci4net.com Inc., a United States publicly traded company in which Kevin R. Leech is a significant stockholder, beneficially owning approximately 40% of its outstanding shares.

      ci4net.com, Inc. has majority interests in companies to whom we have provided exclusive Web site development services. ci4net.com directly accounted for revenues totaling (pound)226,836 ($338,779), (pound)1,186,175 and (pound)163,397 in the years ended December 31, 2000, 1999 and 1998, respectively. We had accounts receivable due from ci4net.com of (pound)22,619, (pound)1,222,925 and (pound)235,000, and the income deferred was zero,
(pound)23,285  and  (pound)136,603,   at  December  31,  2000,  1999  and  1998,
respectively. The (pound)22,619 receivable due from ci4net.com as of December 31, 2000 has been fully provided for. Additional customers in which ci4net.com has a majority interest accounted for revenues totaling (pound)480,621 and (pound)2,260,525 in the years ended December 31, 2000 and 1999, and at those dates we had accounts receivable due from such companies of (pound)57,576 and (pound)3,491,600, respectively, and the income deferred was zero and (pound)813,625, respectively. Out of the (pound)57,576 balance due, we had provided for (pound)52,373.

     Planet Edge Limited, a former subsidiary of ci4net.com, is a provider of Web site development services for Avatar Interactive Limited. Planet Edge also provides secure e-commerce transaction and Web site hosting facilities to Morbria which Morbria's subsidiary, Graphic Palette, resells to its clients. The Company purchased goods and services from Planet Edge totaling (pound)152,899, (pound)738,680 and (pound)111,422 for the years ended December 31, 2000, 1999, and 1998, respectively. At December 31, 2000 and 1999, the outstanding balances payable were nil and (pound)247,642, respectively.

     On December 12, 2000, we entered into agreements with Kevin R. Leech and with ci4net.com to settle all outstanding obligations among the Company, ci4net.com and their operating subsidiaries. Under the terms of the agreements, we agreed to sell to ci4net.com for (pound)1.3 million ($1.94 million), or (pound)0.29 ($0.41) per share, 4,482,759 shares of our BuyersGuide plc subsidiary, representing 5.14% of its outstanding shares, and further agreed to cancel our accounts payable of approximately (pound)360,000 ($538,000) owed by us to the Planet Edge Limited subsidiary of ci4net.com. We also settled approximately (pound)623,000 ($930,000) of amounts owed by ci4net.com subsidiaries to our Graphic Palette and Centrix Communications subsidiaries and received from ci4net.com an assignment of a (pound)524,000 ($783,000) obligation owed to ci4net.com by UKPropertyChannel.com Limited. As consideration, we received 1,098,280 shares of the common stock of ci4net.com, Inc. valued at approximately (pound)1.5 million ($2.1 million), or $2.00 per share, the closing price of the ci4net.com common stock as traded on the OTC Bulletin Board on December 12, 2000. Kevin R. Leech, a principal shareholder of ci4net.com, provided the 1,098,280 shares of common stock that were required for ci4net.com to consummate this transaction. These shares are presently unregistered. We and ci4net.com have agreed that these shares may be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, in the name of TPN Holdings plc, in due course, free from any encumbrances.

      Prior to our September 1999 acquisition of that company, our Morbria Limited subsidiary was controlled by Glen UK Holdings Limited, a company wholly-owned by Glen Investments Limited, whose sole shareholder is Kevin R.
Leech. Glen UK Holdings Limited received 772,174 of our ordinary shares in connection with our acquisition of the Morbria group of companies.

     As at December 31 2000 we have advanced the sum of (pound)1,886,156 ($2,816,974) to UKPropertyChannel.com Limited, a company in which we had a 10% shareholding as of December 31, 2000. We acquired an additional 60% of UKPropertyChannel.com in March 2001.

     Morbria, a wholly-owned subsidiary of the Company, has various Glen Investment Limited companies as its customers. Revenues for these companies from September 24, 1999 (the date of acquisition of Morbria), to December 31,1999 was (pound)438,542. Revenues for these companies for the year ended December 31, 2000 totaled (pound)1,027,683. At December 31, 2000 and 1999, the outstanding balances from these companies was (pound)291,748 and (pound)827,952, respectively.

     In March 2000, a payment of (pound)500,000 ($746,750) was made to John and Lucy Bowden, directors of Buyersguide Limited, in relation to the October 1, 1999 acquisition agreement whereby the Bowdens assigned 97,276 Ordinary Shares of TPN Holdings plc to ci4net.com, which under the assignment agreement agreed to sell the Ordinary Shares, passing the proceeds on to the Company. The 97,276 Ordinary Shares have not yet been sold and there is no guarantee that the share price will be valued sufficiently in the future for the Company to recoup the (pound)500,000 in full. Therefore, the payment has been provided against in full and is included in general and administrative expenses as at December 31, 2000. Similarly, in July 2000 and in connection with the October 1, 1999 acquisition agreement, a further payment of (pound)500,000 was made to the Bowdens. The Bowdens were also issued 336,141 TownPagesNet.com plc shares and 87,791 TownPagesNet.com plc shares classed as "the Option Shares". On sale of "the 87,791 Option Shares", the sale proceeds would be paid in full to the Company. Again, these shares remain unsold and there is no guarantee that the share price will be valued sufficiently in the future for the Company to recoup the (pound)500,000 in full. Therefore, the payment has been posted to compensation and is included in general and administrative expenses as at December 31, 2000.

     The Company's Chief Executive Officer, Robert Bradshaw, is also a director of Heritage Great Britain plc, a U.K. based company. In the year ending December 31, 2000, Heritage Great Britain plc supplied services to the Company totaling (pound)64,638 ($96,537). The balance outstanding to Heritage Great Britain plc, as at December 31, 2000, was (pound)5,875 ($8,774). There were no comparative figures for previous years. The Company also sold goods and services to Heritage Great Britain plc, totaling (pound)20,149 ($30,092) for the year ending December 31, 2000. The outstanding balance from Heritage Great Britain plc as at December 31, 2000 was nil and there were no comparative figures for previous years.

     Simon J. Ward, one of the members of our board of directors, is also a director of CW Fellowes Limited, our independent business advisor. In the years ending December 31, 2000, 1999 and 1998, CW Fellowes supplied services totaling (pound)27,413, (pound)176,430 and (pound)68,395, respectively. Balances outstanding to CW Fellowes as at December 31, 2000 and 1999 were (pound)18,935 and (pound)54,045, respectively.

5.   COMMITMENTS

LEASE OBLIGATIONS AND OPERATING LEASES

     The Company's principal operating leases are for office buildings and motor vehicles. In most cases, it is expected that the operating leases will be renewed or replaced by other leases in the normal course of business. The following is a schedule of future minimum lease payments under both operating and capital leases at December 31, 2000:

                                                    Operating Leases       Sublease Rentals    Capital Leases
                                                    ----------------       ----------------    --------------
Years ending December 31:
         2001                              (pound)       297,200    (pound)       17,358   (pound)   525,197
         2002                                            297,200                  35,179             450,246
         2003                                            214,906                  36,000             369,633
         2004                                            158,584                  27,000             346,500
         2005                                            150,796                                     131,657
         2006 and thereafter                             750,107                                      25,263
                                            --------------------      ------------------   ------------------
Total minimum lease payments required       (pound)    1,868,793      (pound)    115,537           1,848,496
                                            ====================      ==================
Less amount representing interest                                                                   (368,994)
                                                                                           ------------------
Present value of future lease payments                                                             1,479,502
Less current portion                                                                                 457,468
                                                                                           -----------------
Non current portion                                                                        (pound) 1,022,032
                                                                                           =================


     Rental   expense   under  these   operating   leases  was   (pound)286,520,
(pound)83,953, and (pound)40,300 for the years ended December 31, 2000, 1999 and 1998, respectively.

     In 1999, the Company entered into an agreement with NCR Limited whereby the Company committed to purchasing a specified number of kiosks through August 2001. The cost of the kiosks are capitalized at the time of purchase. The contract provided for cancellation penalties should the Company not fulfill the requirements of the agreement. On October 19, 2000 the contract was jointly terminated, eliminating our obligation to purchase specific numbers of kiosks on specified dates and to permit us to purchase kiosks on an as needed basis. Thus, a potential penalty of (pound)703,286 (U.S.$ 1,050,358) was avoided.

      On March 16, 2000 the Company signed an agreement with Equipment Rental for Finance Limited, passing title to them of 91 customized kiosk units from Avatar Interactive. Consideration of this transaction was (pound)501,062 ($748,336), being the initial cost of the 91 kiosks and was received by the Company on March 16, 2000. These kiosks were then leased back through capital leases to the Company over 5 years. Similarly, title to 92 kiosks was passed to Equipment Rental for Finance on May 5, 2000. Consideration of this transaction was (pound)506,184 ($755,986), being the initial cost of the 92 kiosks and was received by the Company on May 5, 2000. Again these kiosks were then leased back through capital leases to the Company over 5 years. On October 5, 2000 title to a further 42 kiosks was passed to Equipment Rental for Finance. Consideration for this transaction was (pound)231,464 ($345,691), being the initial cost of the 42 kiosks and was received by the Company on October 5, 2000. Again these kiosks were then leased back to the Company over 5 years.

6.   STOCKHOLDERS' EQUITY

ORDINARY SHARES

     On May 5, 1999, we completed our initial public offering of American Depositary Shares representing 2,200,000 shares of our common stock. Proceeds from the offering were approximately (pound)10,708,677, net of offering costs.

PREFERRED STOCK

     In December 1998, the Company's shareholders passed a resolution whereby the articles of association of the Company were amended to increase the share capital of the Company to allow for the creation of a class of Series A preferred stock, (pound)1 par value, whereby the Company is authorized to issue up to 5,000,000 shares. The Series A preferred stock will not be redeemable, except by mutual agreement of the Company and holder within 12 months from the completion of the initial public offering of the Company's shares. The shares are non-voting. The preferred stockholders are entitled to non-cumulative dividends at a 9% coupon rate. The liquidation rate of the Series A preferred shares are at their par value, and the Series A preferred shares have preference in that amount in liquidation or dissolution over the ordinary shares. The terms of the Series A preferred shares prohibit the payment of cash dividends on the ordinary shares in any year until the Company also declares and pays a 9% dividend on the Series A preferred shares. The Series A preferred shares are convertible into ordinary shares, at the option of the holder, at any time from May 6, 2000 at a conversion price of U.S.$12.00 per share.

7.   SEGMENTAL INFORMATION

     The Company's businesses are organized, managed and internally reported as separate business units which are reportable under SFAS No. 131.

     As required, we have determined that we have five principal businesses: (1) Avatar Interactive (formerly Town Pages UK Limited) which provides new media related services, (2) WWW which is an internet provider of cinema information and advertising services, (3) Morbria which provides web site design services,
(4) BuyersGuide which publishes the internet based Local Authority and Public Service "Buyers Guide", and (5) Research Sales which is an internet based polling and market research firm. In addition, those expenses not directly attributable to any of the foregoing have been categorized as General Corporate, which primarily comprises amortization of goodwill and certain head office costs.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance and allocate resources based on segmental operating income (loss).

YEAR ENDED DECEMBER 31,                                                                                  ITEMS TO      RESULTS
(IN THOUSANDS)                                                                                         RECONCILE TO      PER
                                                                       BUYERS    RESEARCH    GENERAL     FINANCIAL    FINANCIAL
                                  AVATAR       WWW        MORBRIA      GUIDE       SALES    CORPORATE    STATEMENTS   STATEMENTS
                                  ------       ---        -------      -----       -----    ---------    ----------   ----------
                                 (POUND)     (POUND)      (POUND)     (POUND)     (POUND)    (POUND)       (POUND)     (POUND)
Net sales
        2000                          343     2,297         2,920      1,354          26          --          --         6,940
        1999                        5,254       837         1,081         62          14          --          --         7,248
        1998                        1,120        --            --         --          --          --          --         1,120
Intersegment sales
        2000                           11        --           171         --          --          --        (182)           --
        1999                           --        --           448         --          --          --        (448)           --
        1998                           --        --            --         --          --          --          --            --
Operating income (loss)
        2000                       (4,165)     (171)         (380)    (1,511)     (2,304)     (3,011)     (2,116)      (13,658)
        1999                         (913)     (198)          512       (163)       (119)       (460)       (820)       (2,161)
        1998                         (800)       --            --         --          --          --          --          (800)
Long-lived assets
        2000                        1,707       141         1,166        155         516       8,324          --        12,009
        1999                        1,434        82           577         11         416      13,500        (843)       15,177
        1998                          125        --            --         --          --          --          --           125
Depreciation and amortization
        2000                          799        39           171         50         426       2,288          --         3,773
        1999                          185        20            32          1          21         830          --         1,089
        1998                           42        --            --         --          --          --          --            42
Additions to long-lived assets
        2000                        1,068        97           129          9         251          --          --         1,554
        1999                        1,483        46             3          1           6      13,389          --        14,928
        1998                          148        --            --         --          --          --          --           148


GEOGRAPHIC INFORMATION

     Our operations outside the U.K. include the activities of our U.S. based wholly owned subsidiary, Research Sales, Inc. All non U.K. activities were within the United States. The following is a summary of the Company's operations by geographic region at and for the three years ended December 31, 2000.

                                                                       AT AND YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                                2000                1999               1998
                                                       ----------------------  ----------------   ---------------
                                                                               (IN THOUSANDS)
Revenues from customers
         United Kingdom                                   (pound)    6,914     (pound)  4,115       (pound)  771
         United States                                                  26              3,133                349
                                                       ----------------------  ----------------   ---------------
              Total                                       (pound)    6,940     (pound)  7,248     (pound)  1,120
                                                       ======================  ================   ===============

Long-lived assets
         United Kingdom                                     (pound) 11,493     (pound) 14,761       (pound)  125
         United States                                                 516                416                 --
                                                       ----------------------  ----------------   ---------------
              Total                                    (pound)      12,009     (pound) 15,177       (pound)  125
                                                       ======================  ================   ===============


8.   STOCK BASED BENEFIT PLANS

STOCK OPTION PLAN

     In December 1998, the board of directors approved a stock option plan, the Town Pages Executive Share Option Plan ("the Plan") in the Company, whereby the directors and employees may acquire ordinary shares. Options are exercisable on the third anniversary of the date of grant and expire ten years from the date of grant. Options granted shall not be at less than 100% of the fair value of the ordinary shares on the date of grant. Where ordinary shares are to be subscribed on the exercise of an option, the option price cannot be less than the nominal value of an ordinary share. An employee's participation is limited so that the aggregate price payable for ordinary shares under option in any ten year period does not exceed a multiple of ten times the employee's remuneration. An aggregate of 10% of the ordinary shares issued and outstanding from time to time may be issued or issuable under the Plan. For the purposes of this limit, options which lapse or ordinary shares held in treasury are not taken into account.

     The   following  is  a  summary  of  stock  option   activity  and  related
information:

          Outstanding                              Outstanding                                  Outstanding      Weighted Average
          December 31,                             December 31,                                 December 31,   Remaining Contractual
             1998     Granted  Exercised  Cancelled    1999     Granted  Exercised  Cancelled      2000           Life (Years)

$10.00        --      177,500     --        --      177,500         --       --      (60,000)    117,500              8.42

$7.00         --       29,526     --        --       29,526         --       --           --      29,526              8.58

$6.75         --      155,500     --        --      155,500         --       --      (36,750)    118,750              8.92

$6.375        --       57,974     --        --       57,974         --       --      (10,000)     47,974              8.92

$6.25         --           --     --        --           --      2,500       --           --       2,500              9.33

$4.13         --           --     --        --           --     30,000       --           --      30,000              9.33

$3.25         --           --     --        --           --     50,000       --           --      50,000              9.42

$2.125        --           --     --        --           --     51,000       --           --      51,000              9.50

$2.375        --           --     --        --           --     60,000       --           --      60,000              9.58

$1.00         --           --     --        --           --     45,750       --           --      45,750              9.83

$0.50         --           --     --        --           --    445,000       --           --     445,000              9.92

        ---------------------------------------------------------------------------------------------------------------------------
Total         --      420,500     --        --      420,500    684,250        0     (106,750)    998,000              9.25

Weighted
exercise
price         --        $8.09     --        --        $8.09      $1.20       --        $8.54       $3.32             --

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

              Expected life (years)                         4.0
              Expected stock price volatility              86.2%
              Risk-free interest rate                       5.5%

     For pro forma purposes, the estimated fair value of our stock-based awards to employees is amortized over the options' vesting period. Our pro forma information follows:


         (In thousands except per share amounts)                  1999             2000
---------------------------------------------------------   ---------------    --------------
Net loss - as reported                                      (pound)(2,058)     (pound)(8,765)
Net loss - pro forma                                        (pound)(2,283)     (pound)(9,375)
Basic and diluted net loss per share - as reported          (pound) (0.29)     (pound) (0.89)
Basic and net loss per share - pro forma                    (pound) (0.32)     (pound) (0.96)


      Because the first stock-based awards were not granted until 1999, the pro forma effect will not be fully reflected until approximately 2002. We granted a total of 420,500 and 684,250 stock-based awards during 1999 and 2000, respectively, with exercise prices equal to the market price of the stock on the grant date. Based on the Black-Scholes model, the per share weighted-average fair value of options granted during the years ended December 31, 1999 and 2000 was $5.22 and $0.77, respectively.

9.   INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for corporation tax purposes.

     Significant components of the deferred tax assets and liabilities are as follows:

                                                    AS AT DECEMBER 31,
                                                    ------------------
                                                2000                  1999
                                                ----                  ----
Deferred Tax Assets:
      Net operating loss carryforwards     (pound)(3,210,08  (pound)(1,007,535)
      Accelerated capital allowances                (6,228)             (6,624)
      Unrealized losses on marketable
        available for sale securities             (212,111)                  -
      Other temporary differences                  (92,551)               (668)
                                            --------------      --------------
      Total deferred tax asset                  (3,520,972)         (1,014,827)
      Less: valuation allowance                  3,520,972           1,014,827
                                            --------------      --------------

Deferred Tax Liabilities

      Accelerated capital allowances                42,663             108,669
                                             --------------      --------------
      Net deferred tax liability             (pound)42,663      (pound)108,669
                                             ==============      ==============

     Because of the Group's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance: As of December 31, 2000 the Group had net operating loss carryforwards of approximately (pound)10.7 million. There is no expiration date on the operating losses.

STATEMENT OF OPERATIONS

Pretax loss was as follows:

                               2000                 1999             1998
                               ----                 ----             ----

Domestic              (pound)(6,411,471)   (pound)(1,830,371)  (pound)(872,096)
Foreign                      (2,419,981)          (  118,594)           -
                      ------------------   ------------------  ----------------
                      (pound)(8,831,452)   (pound)(1,998,965)  (pound)(872,096)
                      ==================   ==================  ================

TAX CHARGE

     Significant components of the income tax expense primarily related to domestic operations are as follows:

                                         2000            1999             1998
                                         ----            ----             ----

Current Tax                         (pound)  -           (pound) -    (pound) -
Deferred Tax                           (66,006)            108,669            -
                                 ---------------     --------------  ----------
Income tax expense / (credit)    (pound)(66,006)     (pound)108,669   (pound) -
                                 ===============     ==============  ==========

RECONCILIATION OF TAX CHARGE

     The actual income tax expense in 2000 and 1999 differs from the tax expense computed at the U.K. statutory rate of 30% and 31%, respectively, as follows:

                                                          2000             1999
                                                          ----             ----

Consolidated loss before tax                       (8,831,452)      (1,948,965)
Computed expected income tax benefit               (2,649,436)        (571,644)
Permanent differences, primarily                      246,656          326,606
    nondeductible goodwill and gain
Losses for which no tax benefit is available        2,336,774          353,707

Income tax expense/(credit)                           (66,006)         108,669
                                                 ============      ============

                                   SCHEDULE II
                                TPN HOLDINGS PLC
                        VALUATION AND QUALIFYING ACCOUNTS

                                                     Balance at         Additions                               Balance
                                                    beginning of    Charged to costs                             at end
                   Description                         period         and expenses       Deductions            of period
                   -----------                      ------------    ----------------     ----------            ---------

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Year ended December 31, 1998
Allowance for doubtful accounts:                         --                --                --                      --


Year ended December 31, 1999
Allowance for doubtful accounts:                         --         (pound)530,565           --             (pound)530,565

Year ended December 31, 2000
Allowance for doubtful accounts:                (pound)530,565      (pound)898,586           --           (pound)1,429,151

PROVISION FOR LOANS RECEIVABLE:

Year ended December 31, 2000
Loans receivable:                                        --         (pound)307,000           --           (pound)  307,000

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 30, 2001         TPN HOLDINGS PLC


                              By:  /s/ VISCOUNT EDWARD JAMES WINGFIELD LIFFORD
                                   --------------------------------------------
                                   Viscount Edward James Wingfield Lifford
                                   Chairman / Director

                              By:  /s/ RICHARD I. WALKER
                                   --------------------------------------------
                                   Richard I. Walker
                                   Director

                              By:  /s/ ROBERT P. BRADSHAW
                                   --------------------------------------------
                                   Robert P. Bradshaw
                                   Director

                              By:  /s/ KEVIN R. LEECH
                                   --------------------------------------------
                                   Kevin R. Leech
                                   Director

                              By:  /s/ SIMON J. WARD
                                   --------------------------------------------
                                   Simon J. Ward
                                   Director

                              By:  /s/ ROBERT L. BRISOTTI, JR.
                                   --------------------------------------------
                                   Robert L. Brisotti, Jr.
                                   Director

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------
1.1            Articles of  Association  of TPN  Holdings plc  (incorporated  by reference from Exhibit 3.1 to Registration  Statement on Form F-1
               (File No. 333-72075) filed by TPN Holdings plc).
1.2            Memorandum of  Association of TPN Holdings plc  (incorporated  by reference from Exhibit 3.2 to Registration  Statement on Form F-1
               (File No. 333-72075) filed by TPN Holdings plc).
1.3*           Certificate   of   Incorporation   on   Change   of   Name   from
               TownPagesNet.com plc to TPN Holdings plc.
2.1*           Specimen Form of American Depository Receipts.
2.2*           Specimen Form of Ordinary Share Certificate.
3.1*           Shareholders  Agreement  by and among  TPN  Holdings  plc  (f/k/a
               TownPagesNet.com  plc), Squash Limited and  UKPropertyChannel.com
               Limited, dated February 28, 2001, with respect to the outstanding share capital of UKPropertyChannel.com Limited.
4.1*           Form of  Collective  Net  Overdraft  Facility  by and  among  TPN
               Holdings plc (f/k/a  TownPagesNet.com  plc),  Avatar  Interactive
               Limited and HSBC Bank plc, dated December 14, 2000.
4.2*           Form of Management Agency Agreement by and among TPN Holdings plc
               (f/k/a  TownPagesNet.com  plc),  Heritage  Great  Britain plc and
               Robert Bradshaw, dated April 2000.
4.3*           Form of Employment Agreement by and among TPN Holdings plc (f/k/a
               TownPagesNet.com plc) and Richard Walker, dated July 27, 1999.
4.4            Agreement  for the  Acquisition  of  BuyersGuide  Limited,  dated
               October  1,  1999,   by  and  among  TPN   Holdings   plc  (f/k/a
               TownPagesNet.com  plc), John Bowden and Lucy Bowden (incorporated by reference from Exhibit 4.1 to Report of Foreign Private Issuer on Form 6-K for the month of  December  1999,  filed on March 28,
               2000).
4.5            Agreement for the Acquisition of Morbria Limited, dated September
               24, 1999,  by and among TPN Holdings plc (f/k/a  TownPagesNet.com plc), Glen UK Holdings Limited and Robert Dillon (incorporated by reference from Exhibit 4.1 to Report of Foreign Private Issuer on
               Form 6-K for the month ended December 1999,  filed on January 27,
               2000).
4.6            Agreement  and Plan of Merger,  dated  September 9, 1999,  by and among TPN Holdings plc (f/k/a  TownPagesNet.com  plc),  Rasmussen
               Acquisition  Corp.  and Research  Sales,  Inc.  (incorporated  by reference from Exhibit 4.1 to Report of Foreign Private Issuer on
               Form 6-K for the month ended December 1999,  filed on January 27,
               2000).
4.7            Agreement for the Acquisition of WWW.CO.UK Limited,  Summerfields
               Publishing Limited and the Platinum Club Limited,  dated July 19,
               1999, by and among TPN Holdings plc (f/k/a TownPagesNet.com plc), and HCC Holdings Limited  (incorporated by reference from Exhibit
               4.1 to Report of Foreign Private Issuer on Form 6-K for the month ended July 1999, filed on August 11, 1999).
4.8            Employment  Agreement  dated July 19, 1999  between  Summerfields
               Publishing Limited and Jeffrey Spector (incorporated by reference from Exhibit 4.2 to Report of Foreign  Private Issuer on Form 6-K
               for the month ended July 1999, filed on August 11, 1999).
4.9*           Sale and Purchase  Agreement,  dated  September  7, 2000,  by and among The Graphic Palette Company (Manchester) Limited, Cornbrook
               Precision  Colour  Limited  (now known as 24.7  Colour  Limited),
               David Mantel, Jane Mantel and Morbria Limited.
4.10           Form   of    Agreement    between   TPN   Holdings   plc   (f/k/a
               TownPagesNet.com plc) and Viscount Edward James Wingfield Lifford
               (incorporated  by reference  from  Exhibit  10.6 to  Registration
               Statement   on  Form   F-1   (File   No.   333-72075)   filed  by

               TownPagesNet.com plc).

4.11           Form   of    Agreement    between   TPN   Holdings   plc   (f/k/a
               TownPagesNet.com  plc) and each non-executive member of the board of  directors  (incorporated  by  reference  from Exhibit 10.5 to
               Registration  Statement on Form F-1 (File No. 333-72075) filed by
               TownPagesNet.com plc)).
4.12           1998 Executive Share Option Plan  (incorporated by reference from
               Exhibit  10.1 to  Registration  Statement  on Form F-1  (File No.
               333-72075)  filed by TPN  Holdings  plc  (f/k/a  TownPagesNet.com plc)).
8.1*           Subsidiaries of TPN Holdings plc.
------------------
* Filed herewith.